



Proxy Statement for **2012 Annual Meeting** of Shareholders

2011 FINANCIAL REPORT


Pfizer

HOW TO VOTE

Most shareholders have a choice of voting on the Internet, by telephone, or by mail using a traditional proxy card. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting method(s) available to you. **If you vote by telephone or on the Internet, you do not need to return your proxy card.**

ANNUAL MEETING ADMISSION

Either an admission ticket or proof of ownership of Pfizer stock, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If you are a shareholder of record, your admission ticket is attached to your proxy card or the "Notice of Internet Availability of Proxy Materials" referred to below. If your shares are held in the name of a broker, bank or other holder of record, you must bring a brokerage statement or other proof of ownership with you to the Meeting, or you may request an admission ticket in advance. For further details, please see "Do I need a ticket to attend the Annual Meeting?" under "Proxy Statement—Questions and Answers About the Annual Meeting and Voting."

NOTICE AND ACCESS; ELECTRONIC DELIVERY OF PROXY MATERIALS

This year, we are pleased to be distributing our proxy materials to certain shareholders via the Internet under the "notice and access" approach permitted by rules of the Securities and Exchange Commission. This approach conserves natural resources and reduces our costs of printing and distributing the proxy materials, while providing a convenient way to access the materials and vote. On March 15, 2012, we mailed a "Notice of Internet Availability of Proxy Materials" to participating shareholders, containing instructions on how to access the proxy materials on the Internet.

Shareholders who are not participating in notice and access can nonetheless help us reduce costs and conserve resources by opting to receive future proxy materials electronically. Shareholders of record may enroll in the electronic proxy delivery service at any time by going directly to www.computershare-na.com/green. Beneficial owners should contact their broker, bank or other holder of record regarding the availability of this service. We encourage all of our shareholders to consider this option and help us conserve resources and reduce expenses.

HOUSEHOLDING

If you and other Pfizer shareholders living in your household do not receive your proxy materials electronically, you may opt to receive only one copy of future proxy statements and financial reports. Please see "What is 'householding' and how does it affect me?" under "Proxy Statement—Questions and Answers about the Annual Meeting and Voting" for more information on this important shareholder program.

PFIZER'S ANNUAL REVIEW AVAILABLE ONLINE

Since Pfizer is working hard to be a greener company, we no longer print paper copies of the Pfizer Annual Review to Shareholders. If you would like to view the Annual Review online, visit www.pfizer.com/annual.

To Our Shareholders:


Ian C. Read
Chairman & CEO

Last year I said we would create value in the short and long term by focusing on four imperatives: improving the performance of our innovative core, making the right capital allocation decisions, earning respect from society, and continuing to promote an ownership culture of confidence and trust. I thought you might like to see how we have done this past year on these imperatives.

Our 2011 Performance—Hitting All Targets

Our financial performance in 2011 was strong. We met or exceeded every component of our full-year financial guidance, despite the headwinds from a challenging global business environment and the reality of absorbing about $5 billion in revenue declines due to changes in the patent status of some products, most notably Lipitor in the U.S. We also made substantial progress in our nonfinancial performance indicators, including access to medicines, environmental stewardship and other measures of our social responsibility.

Building Value Through Our Four Imperatives

Our current and future success is rooted in the progress we make in executing against our imperatives. Here is a brief summary of our progress in 2011.

Improving the Performance of Our Innovative Core

In 2011, we recast our approach to science and innovation. We reduced our adjusted R&D[1] spending by nearly $1 billion compared with 2010 and embarked on a series of actions designed to increase our probability of success and help us deliver more differentiated products in areas of high unmet medical need and on a smaller and more flexible cost base.

These actions included narrowing our therapeutic areas of focus, improving our ability to identify failures earlier in the research cycle, advancing the most promising compounds in our pipeline, and investing in our R&D network and the capabilities needed to drive sustainable biomedical innovation.

Throughout 2011, we saw a steady cadence of late-stage pipeline progress, including positive clinical data presentations, regulatory submissions, regulatory approvals and new product launches. We also saw the emergence of a promising mix of early- to mid-stage compounds.

We have five assets that we believe are positioned to be near- and mid-term drivers for our business units—Prevnar 13/Prevenar 13 Adult, Eliquis, tofacitinib, Xalkori and Inlyta.

In December 2011, we received U.S. Food and Drug Administration (FDA) approval for the use of Prevnar 13 by adults 50 years of age and older. It is now approved in more than 40 countries, including markets within the European Union, and represents a significant expansion of our successful Prevnar/Prevenar franchise for preventing pneumococcal disease.

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1 See the Company's Annual Report on Form 10-K for the year ended December 31, 2011 for the definition of "adjusted income" and its components, including "adjusted research and development expenses," and for a reconciliation of 2011 "adjusted income" and its components to 2011 net income attributable to Pfizer Inc. and its components.

In 2011, Pfizer and our partner, Bristol-Myers Squibb (BMS), received approval in the European Union for Eliquis, a twice-daily oral anticoagulant, for the treatment of blood clots in patients after elective hip- or knee-replacement surgery. In addition, in late 2011, the FDA and the European Medicines Agency accepted for review the Pfizer and BMS applications for Eliquis for an indication in a larger patient population, to prevent strokes in patients with atrial fibrillation. The companies also have submitted that indication for review in Japan.

We are pleased with the results we have seen with tofacitinib in the Phase III rheumatoid arthritis (RA) program, which demonstrated efficacy in an extensive clinical program involving more than 5,000 RA patients. The FDA and the European Medicines Agency accepted for review our new drug applications for adult patients with moderately to severely active RA, and we have submitted that indication for review in Japan as well.

In 2011, we launched Xalkori (crizotinib), a treatment for a certain type of lung cancer marked by a specific gene mutation, in the U.S. It is a breakthrough in lung cancer treatment and is the first new drug approved by the FDA for lung cancer in six years. Xalkori represents our first entry into precision medicine—an R&D approach that defines the molecular and biologic predictors of efficacy and then groups patients based on the unique molecular or genetic characteristics of their disease. With this approach, medicines can be developed for better-defined populations of patients, often with superior efficacy when compared to medicines that are developed through non-precision approaches. We expect that in five years many of our late-stage clinical trial starts will reflect a precision medicine R&D approach.

Early in 2012, we received FDA approval for Inlyta for patients with previously treated advanced renal cell carcinoma. With the approval of Inlyta and with other medicines such as Sutent and Xalkori as well as the work under way in finding new treatments in hematology and lung cancer, we are building a leading oncology business.

Behind these therapies, there is a next wave of new molecules in development aimed at significant unmet medical needs, including Alzheimer's disease, Crohn's disease, a range of cancers, severe pain, and cardiovascular and metabolic diseases. We are also investing in several promising vaccine candidates aimed at preventing life-threatening infectious diseases, such as meningitis.

I am encouraged by the depth and breadth of our current pipeline and believe it positions us well for the future.

Making the Right Capital Allocation Decisions

In 2011, we reduced our operating expenses and took several steps to allocate capital in ways that resulted in greater shareholder value. In fact, we returned more than $15 billion in capital to shareholders through dividend payments of over $6 billion and stock repurchases of approximately $9 billion.

During 2011, we also embarked upon a rigorous process to look at the long-term value-creation potential of all of our businesses. After completing this process, we determined that our Animal Health and Nutrition businesses are distinct enough from our core businesses that their value may not be fully realized within Pfizer and, therefore, may best be optimized outside. For this reason, we decided to explore strategic alternatives, including a full or partial separation of each of these businesses from Pfizer through a spin-off, sale or other transaction. We have been making good progress and remain on track to announce our strategic decision for each business in 2012, with any separations occurring between July 2012 and July 2013.

In addition, we continued to pursue business development opportunities and form external collaborations to leverage our core capabilities, build on our portfolio and strengthen our geographic presence. For example, we signed a framework agreement with Zhejiang Hisun Pharmaceuticals in China to establish a joint venture in the branded generics area and a memorandum of understanding with Shanghai Pharma to explore potential business opportunities in China. We completed the acquisition of King Pharmaceuticals, Inc., which strengthened our pain portfolio, and acquired Icagen, Inc., a biotech firm specializing in new pathways for the treatment of pain. With the acquisitions of Alacer Corp. and the Ferrosan Holding A/S consumer healthcare business, we expanded the portfolio of Pfizer Consumer Healthcare's brands and entered new markets.

Earning Respect From Society

Pfizer operates in a global society that gives us a license to operate. That license is rooted in the respect and trust we earn.

We strive for society's respect and trust in a number of ways. The effort begins with listening to and learning from our customers and other stakeholders. Through what we hear and what we learn in quantitative and qualitative research, we know that customers want access to information from us that will help them live longer, healthier and happier lives.

In 2011, we took new approaches to connect us with customers. For example, our Chief Medical Officer, Dr. Freda Lewis-Hall, shared health and medical information in ways that encourage people to take charge of their health care, especially in areas such as stroke prevention, smoking cessation and the early diagnosis of cancer.

We continue to support patient-access programs such as Pfizer Helpful Answers—a U.S. initiative that provides our medicines for free or at a savings to uninsured and underinsured patients who qualify. In the last five years alone, Pfizer has helped 3.8 million patients receive more than 40 million Pfizer prescriptions through the program.

Globally, we have extended our long-term commitments to help nations achieve the UN Millennium Development Goals, particularly in health care. Specifically, we continue to work to support the global elimination of blinding trachoma by donating our oral antibiotic, Zithromax, and recently we joined an innovative partnership of public and private organizations led by the Bill and Melinda Gates Foundation that includes a consortium of global pharmaceutical companies in a new, coordinated effort to accelerate progress toward eliminating or controlling 10 neglected tropical diseases by the end of the decade. In addition, we launched the Re:Search partnership, through the World Intellectual Property Organization, to speed up progress in finding treatments and cures for neglected tropical diseases that now affect more than 1 billion people.

During 2011, we maintained leadership in disclosing our interactions with health care providers in the U.S. and further improved our speed in posting clinical trial results online.

We further advanced our environmental stewardship in 2011 by making continued progress in energy efficiency, greenhouse-gas reduction, water conservation and the management of waste.

Pfizer engages vigorously in public policy discussion to help make certain that our innovation serves patients today—and tomorrow.

We also continue to assess and update our internal standards for a variety of business practices to help ensure compliance with all relevant laws and regulations in the markets in which we operate.

Creating an Ownership Culture

During the past year, the diverse talents, experiences and abilities of our colleagues allowed us to navigate multiple forces of change while keeping a focus on our commitment to create consistent and steady growth in revenues and earnings over time.

Ongoing success in our industry requires us to be faster as we become more innovative and entrepreneurial. It requires colleagues who understand the business, seize opportunities to make an impact and take personal accountability for their actions and a set of behaviors that will drive value throughout the company.

In 2011, we thoroughly explored what our culture is and how it needs to evolve. We engaged with leaders across the business and sought the candid input of approximately 11,000 colleagues globally. We concluded that we need a culture where colleagues behave like they are owners of the business, are not afraid to take thoughtful risks, deliver on their commitments, treat each other with trust and respect and work with integrity each and every day. Developing this ownership culture will be key to our success.

I am personally proud of Pfizer's colleagues. Pfizer people care. They embody our humanity and innovative spirit, and are determined to tackle some of the most pressing health care challenges of our time. We are committed to creating an ownership culture that unleashes the creativity of our colleagues around the world.

Looking Ahead

In 2012, we will stay the course. We will work to increase our momentum by continuing to maximize the value of our in-line portfolio, accelerate our R&D strategy, advance our pipeline, effectively allocate our capital, operate efficiently to create a more flexible cost base, meet our financial commitments and maintain high standards of corporate governance and business ethics—all while embracing an ownership culture.

After the potential separation of our Animal Health and Nutrition businesses, Pfizer will be a global biopharmaceutical company with a core of innovative products that address unmet medical needs sustained by a productive R&D engine, a portfolio of unpatented products that help meet the global need for less-expensive, quality medicines, and a complementary Consumer Healthcare business with several well-known brands. Together, I believe that these elements will position Pfizer to generate strong cash flow and steady growth in earnings per share over time.

I remain confident that we are taking the right actions to create value for you, our shareholders. Thank you for your continued trust in us. We respect it, and with determination and perseverance, we will continue to earn it, every day.

Sincerely,



Ian C. Read
Chairman and CEO

Proxy Summary

Here are highlights of important information you will find in this Proxy Statement. As it is only a Summary, please review the complete Proxy Statement before you vote.

PFIZER 2011 COMPANY HIGHLIGHTS

BUSINESS PERFORMANCE

In 2011, we met or exceeded every component of our full-year financial guidance, despite a challenging global business environment and significant revenue declines resulting from changes in the patent status of certain products, including Lipitor in the U.S.

Pfizer's success is rooted in four imperatives:

- ***Improving the Performance of our Innovative Core***
- ***Making the Right Capital Allocation Decisions***
- ***Earning Respect from Society***
- ***Creating an Ownership Culture***

Our progress on these imperatives was strong in 2011. Our current pipeline is deep, and in 2011 delivered steady late-stage progress, including positive clinical data presentations, regulatory submissions and approvals and new product launches, as well as the emergence of promising early- to mid-stage compounds. We reduced operating expenses and allocated capital in ways that increased shareholder value, including through dividend payments and stock repurchases. Through important patient-access programs, global health initiatives and environmental stewardship, we continued to earn respect and trust from society. And we took steps to continue to cultivate an ownership culture among Pfizer's colleagues that is designed to make us more innovative and entrepreneurial, and is key to our success.

Detailed information on our financial and operational performance can be found in the 2011 Financial Report.

FINANCIAL PERFORMANCE

The following table contains key financial data for each of the last three fiscal years, including data as of each year end.

Three-Year Summary Millions (except per common share data)	2011[(a)]	2010	2009[(a)]
Revenues	$ 67,425	$ 67,057	$ 49,269
Research and development expenses	$ 9,112	$ 9,392	$ 7,824
Acquisition-related in-process research and development charges	—	$ 125	$ 68
Restructuring charges and certain acquisition-related costs	$ 2,934	$ 3,201	$ 4,330
Income from continuing operations	$ 8,739	$ 8,211	$ 8,529
Net income attributable to Pfizer Inc.	$ 10,009	$ 8,257	$ 8,635
Diluted earnings per common share attributable to Pfizer Inc. shareholders	$ 1.27	$ 1.02	$ 1.23
Weighted-average shares—diluted	7,870	8,074	7,045
Number of common shares outstanding	7,575	8,012	8,051
Working capital	$ 29,659	$ 32,377	$ 24,929
Goodwill & other identifiable intangible assets, net	$ 98,900	$101,483	$110,372
Total assets	$188,002	$195,014	$212,949
Total debt	$ 38,949	$ 44,013	$ 48,637
Total Pfizer Inc. shareholders' equity	$ 82,190	$ 87,813	$ 90,014
Shareholders' equity per common share	$ 10.85	$ 10.96	$ 11.19
Net cash provided by operating activities	$ 20,240	$ 11,454	$ 16,587
Property, plant and equipment additions	$ 1,660	$ 1,513	$ 1,205
Purchases of common stock	$ 9,000	$ 1,000	—
Cash dividends paid	$ 6,234	$ 6,088	$ 5,548

(a) For 2011, includes King Pharmaceuticals, Inc. commencing on the acquisition date of January 31, 2011. For 2009, includes Wyeth commencing on the acquisition date of October 15, 2009.

For additional information about Pfizer, please view our 2011 Annual Review at www.pfizer.com/annual

CORPORATE GOVERNANCE

At Pfizer, good governance remains a critical component of our corporate culture. We place great value on our shareholder outreach activities, which are an essential part of our corporate governance profile. These activities have helped us to identify mutual perspectives and goals and have helped us to implement changes in our governance and related practices. Several of our key governance strengths and actions – some resulting from this outreach – are noted in the table below.

Corporate Governance Facts

BOARD AND OTHER GOVERNANCE INFORMATION	2012*
Size of Board	14
Average Age of Directors	64
Number of Independent Directors	13
Diverse Board (as to Gender, Ethnicity, Experience and Skills)	Yes
Annual Election of All Directors	Yes
Majority Voting for Directors	Yes
Separate Chairman & CEO	No
Lead Independent Director	Yes
Independent Directors Meet Without Management Present	Yes
Annual Board and Committee Self-Evaluations Conducted by Independent Advisor	Yes
Annual Equity Grant to Non-Employee Directors	Yes
Board Orientation/Education Program	Yes
Number of Board Meetings Held	8**
Code of Business Conduct and Ethics for Directors	Yes
Corporate Compliance Program	Yes
Disclosure Committee for Financial Reporting	Yes
Annual Advisory Approval of Executive Compensation	Yes
Shareholder Ability to Call Special Meetings (20% Threshold)	Yes
Policy Prohibiting Use of Corporate Funds for Direct Independent Expenditures in Federal and State Elections	Yes
Rigorous Process and Robust Expanded Disclosure Related to Corporate Political Expenditures	Yes

* As of April 26, 2012
** In 2011

EXECUTIVE COMPENSATION PHILOSOPHY, GOALS AND ACTIONS

Pfizer's compensation philosophy, set by the Compensation Committee of the Board, is to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success.

We seek to implement our philosophy and achieve the goals of our program by following three key principles:

- **Positioning** total direct compensation and each compensation element at approximately the median of our peer companies, with emphasis on pharmaceutical companies with large market capitalization;
- **Aligning** annual short-term incentive awards with annual operating financial objectives; and
- **Rewarding** absolute and relative performance in total shareholder return through long-term equity incentive awards.

We compensate our executives using the following elements:

ELEMENT	TYPE
Annual Long-Term Incentive Compensation (100% Equity)	**Restricted Stock Units** (representing 25% of total annual grant value)
	5- and 7-Year Total Shareholder Return Units (each representing 25% of total annual grant value)
	Performance Share Awards (representing 25% of total annual grant value)
Cash	**Salary**
	Annual Short-Term Incentive
Retirement	**Pension**
	Supplemental Pension
	Savings Plan
	Supplemental Savings Plan
Other	**Perquisites**

SHAREHOLDER VOTING MATTERS

SUMMARY OF SHAREHOLDER VOTING MATTERS

VOTING MATTER	BOARD VOTE RECOMMENDATION	SEE PAGE NUMBER for more information
Item 1 Election of Directors	FOR each nominee	23
Item 2 Ratification of Independent Registered Public Accounting Firm	FOR	31
Item 3 Advisory Approval of Executive Compensation	FOR	34
Shareholder Proposals:		
Item 4 Publication of Political Contributions	AGAINST	36
Item 5 Action by Written Consent	AGAINST	37
Item 6 Special Shareholder Meetings	AGAINST	38
Item 7 Advisory Vote on Director Pay	AGAINST	39

OUR DIRECTOR NOMINEES

You are being asked to vote on these 14 Directors. All Directors are elected annually by a majority of votes cast. Detailed information about each Director's background, skill sets and areas of expertise can be found beginning on page 24.

NAME	AGE	DIRECTOR SINCE	POSITION	INDE-PENDENT	COMMITTEE MEMBERSHIPS					OTHER CURRENT PUBLIC BOARDS
					AC	CC	CGC	RCC	STC	
Dennis A. Ausiello, M.D.	66	2006	Professor, Harvard Medical School and Chief of Medicine, Massachusetts General Hospital	Yes	M		M	M	M	–
M. Anthony Burns	69	1988	Chairman Emeritus, Ryder System, Inc.	Yes	M		M			1
W. Don Cornwell	64	1997	Former Chairman and CEO, Granite Broadcasting	Yes	C	M		M		2
Frances D. Fergusson, Ph.D.	67	2009	President Emeritus, Vassar College	Yes		M		C	M	1
William H. Gray, III	70	2000	Chairman of Gray Global Strategies	Yes			C		M	3
Helen H. Hobbs, M.D.	59	2011	Investigator, Howard Hughes Medical Institute and Professor, University of Texas Southwestern Medical Center	Yes			M		M	–
Constance J. Horner	70	1993	Former Assistant to the President of the United States and Director of Presidential Personnel	Yes			M	M		2
James M. Kilts	64	2007	Founding Partner, Centerview Capital	Yes		C			M	3
George A. Lorch	70	2000	Chairman Emeritus, Armstrong Holdings, Inc.	LEAD INDE-PENDENT DIRECTOR						2
John P. Mascotte	72	2009	Retired President & CEO, Blue Cross and Blue Shield of Kansas City	Yes			M	M	M	–
Suzanne Nora Johnson	54	2007	Retired Vice Chairman, Goldman Sachs Group	Yes	M	M			M	3
Ian C. Read	58	2010	Chairman & CEO, Pfizer	No						1
Steven W. Sanger	66	2009	Former Chairman & CEO, General Mills	Yes	M		M			2
Marc Tessier-Lavigne, Ph.D.	52	2011	President, Rockefeller University; former EVP and Chief Scientific Officer, Genentech	Yes				M	M	1

AC Audit Committee
CC Compensation Committee
CGC Corporate Governance Committee
RCC Regulatory and Compliance Committee
STC Science and Technology Committee
C Chair
M Member

PFIZER INC.
235 East 42nd Street
New York, New York 10017-5755

NOTICE OF 2012 ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE	8:30 a.m., Eastern Daylight Time, on Thursday, April 26, 2012.
PLACE	Westin Governor Morris 2 Whippany Road Morristown, New Jersey 07960
WEBCAST	A webcast of our Annual Meeting will be available on our website, www.pfizer.com, starting at 8:30 a.m., Eastern Daylight Time, on Thursday, April 26, 2012. An archived copy of the webcast will be available on our website through the first week of May 2012. Information included on our website, other than our Proxy Statement and form of proxy, is not a part of our proxy solicitation materials.
ITEMS OF BUSINESS	• To elect 14 members of the Board of Directors named in the Proxy Statement, each for a term of one year. • To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2012 fiscal year. • To conduct an advisory vote to approve our executive compensation. • To consider certain shareholder proposals, if presented at the Meeting; see the Table of Contents for further information. • To transact any other business that properly comes before the Meeting and any adjournment or postponement of the Meeting.
RECORD DATE	You can vote if you were a shareholder of record at the close of business on February 28, 2012.
MATERIALS TO REVIEW	This booklet contains our Notice of 2012 Annual Meeting and Proxy Statement. Our 2011 Financial Report is in Appendix A to this Notice of Annual Meeting and Proxy Statement and is followed by certain Corporate and Shareholder Information. Appendix A and the Corporate and Shareholder Information, as well as the accompanying Letter to Shareholders, are not a part of our proxy solicitation materials. You may also access these documents through our website at www.pfizer.com/annualmeeting.
PROXY VOTING	*It is important that your shares be represented and voted at the Meeting.* You can vote your shares by completing and returning your proxy card or by voting on the Internet or by telephone. See details under "How do I vote?" under "Proxy Statement—Questions and Answers About the Annual Meeting and Voting."

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 26, 2012: This Notice of Annual Meeting and Proxy Statement and the 2011 Financial Report and Corporate and Shareholder Information are available on our website at www.pfizer.com/annualmeeting.



Matthew Lepore
Corporate Secretary

March 15, 2012

Table of Contents

Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Proxy Statement

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive these proxy materials?

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Pfizer Inc., a Delaware corporation, of proxies to be voted at our 2012 Annual Meeting of Shareholders and at any adjournment or postponement of the Meeting. The Meeting will take place on April 26, 2012, beginning at 8:30 a.m., Eastern Daylight Time, at the Westin Governor Morris in Morristown, New Jersey. See the inside back cover of this Proxy Statement for directions.

Shareholders will be admitted to the Annual Meeting beginning at 8:00 a.m., Eastern Daylight Time. Seating will be limited.

The Westin Governor Morris is accessible to disabled persons, and upon request we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon request. Please mail your request to the address noted below under the question "Do I need a ticket to attend the Annual Meeting?"

This Notice of Annual Meeting and Proxy Statement and a proxy or voting instruction card are being mailed starting on or about March 15, 2012.

Do I need a ticket to attend the Annual Meeting?

Yes, to enter the Annual Meeting you will need an admission ticket or proof of ownership of Pfizer stock. An admission ticket is attached to your proxy card, or to the Notice of Internet Availability of Proxy Materials, if you hold shares in your name as a shareholder of record. If you plan to attend the Meeting, please vote your proxy but keep the admission ticket and bring it with you to the Meeting.

If your shares are held in the name of a broker, bank or other holder of record and you plan to attend the Annual Meeting, you must present proof of your ownership of Pfizer stock, such as a bank or brokerage account statement, to be admitted to the Meeting. If you would rather have an admission ticket, you can obtain one in advance by sending a written request, along with proof of your ownership of Pfizer stock, to:

Pfizer Shareholder Services
235 East 42nd Street, 19th Floor
New York, New York 10017-5755

Shareholders also must present a form of personal photo identification in order to be admitted to the Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.

Will the Annual Meeting be webcast?

Yes, our Annual Meeting will be audio webcast on April 26, 2012. You are invited to visit www.pfizer.com at 8:30 a.m., Eastern Daylight Time, on April 26, 2012, to access the webcast. Registration for the webcast is required and will be available beginning on April 23, 2012. An archived copy of the webcast will be available on our website through the first week of May 2012.

Who is entitled to vote at the Annual Meeting?

Holders of Pfizer common stock at the close of business on February 28, 2012 are entitled to receive the Notice of Annual Meeting and to vote their shares at the Meeting. As of that date, there were 7,537,431,287 shares of the Company's common stock outstanding and entitled to vote. In addition, shares of the Company's preferred stock having votes equivalent to 2,810,906 shares of common stock were held by one of the Company's employee benefit plan trusts. Each share of common stock is entitled to one vote on each matter properly brought before the Meeting. Shares of common stock and shares of preferred stock vote together as a single class on the matters covered in this Proxy Statement.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered in your name with Pfizer's transfer agent, Computershare Trust Company, N.A., you are the "shareholder of record" of those shares. This Notice of Annual Meeting and Proxy Statement and any accompanying documents have been provided directly to you by Pfizer.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares, and this Notice of Annual Meeting and Proxy Statement and any accompanying documents have been forwarded to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the Internet.

How do I vote?

You may vote using any of the following methods:

- ***By mail***

Complete, sign and date the proxy or voting instruction card and return it in the prepaid envelope. If you are a shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by your proxy card as recommended by the Board of Directors.

If you are a shareholder of record and you do not have the prepaid envelope, please mail your completed proxy card to Pfizer Inc., c/o Proxy Services, Computershare, P.O. Box 43101, Providence, RI 02940.

- ***By telephone or on the Internet***

Pfizer has established telephone and Internet voting procedures for shareholders of record. These procedures are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded. If you are located outside the U.S., Puerto Rico and Canada, see your proxy card for additional instructions.

The website for Internet voting is www.investorvote.com/pfe. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day until 7:30 a.m., Eastern Daylight Time, on April 26, 2012.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions in the materials you receive.

If you vote by telephone or on the Internet, you do not have to return your proxy or voting instruction card.

- ***In person at the Annual Meeting***

Shareholders who attend the Annual Meeting may vote in person at the Meeting. You may also be represented by another person at the Meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Meeting.

Your vote is important. You can save us the expense of a second mailing by voting promptly.

What can I do if I change my mind after I vote?

If you are a shareholder of record, you can revoke your proxy before it is exercised by:

- giving written notice to the Secretary of the Company;
- delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the Internet, in a timely manner; or
- voting by ballot at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record.

All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting.

What shares are included on the proxy card?

If you are a shareholder of record, you will receive only one proxy card for all the shares you hold of record:

- in certificate form;
- in book-entry form; and
- in book-entry form in the Pfizer Inc. Shareholder Investment Program.

If you are a Pfizer employee, you will receive a proxy or voting instruction card for all the shares you hold:

- in a Pfizer and/or Wyeth savings plan; and
- in a Grantor Trust for deferred stock received by certain legacy Wyeth employees in connection with the Wyeth acquisition.

Your proxy card will serve as a voting instruction card for the applicable savings plan and/or Grantor Trust.

If you do not vote your shares or specify your voting instructions on your proxy or voting instruction card, the administrator of the applicable savings plan, or the trustee of a Grantor Trust, as the case may be, will vote your shares in accordance with the terms of your plan and/or Grantor Trust. **To allow sufficient time for voting by the administrator of the applicable savings plan and the trustee of a Grantor Trust, your voting instructions must be received by 10:00 a.m., Eastern Daylight Time, on April 23, 2012.**

If you hold Pfizer shares through any other Company plan, you will receive voting instructions from that plan's administrator, as applicable.

If you are a beneficial owner, you will receive voting instructions from your broker, bank or other holder of record.

What is "householding" and how does it affect me?

We have adopted a procedure, approved by the Securities and Exchange Commission, called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials or in "notice and access" (see below) will receive only one copy of this Notice of Annual Meeting and Proxy Statement and the 2011 Financial Report, unless we are notified that one or more of these shareholders wishes to continue receiving individual copies. If you and other Pfizer shareholders living in your household do not have the same last name, you may also request to receive only one copy of future proxy statements and financial reports.

Householding reduces our printing costs and postage fees and conserves natural resources. Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of this Notice of Annual Meeting and Proxy Statement and any accompanying documents, or if you hold Pfizer stock in more than one account, and in either case you wish to receive only a single copy of each document for your household, please obtain instructions by contacting our transfer agent, Computershare Trust Company, N.A. (in writing: 250 Royall Street, Canton, MA 02021; or by telephone: in the U.S., Puerto Rico and Canada, 1-800-733-9393, and outside the U.S., Puerto Rico and Canada, 1-781-575-4591).

If you participate in householding and wish to receive a separate copy of this Notice of Annual Meeting and Proxy Statement and any accompanying documents, please contact Computershare as indicated above and a separate copy will be sent to you promptly. If you do not wish to continue to participate in householding and prefer to receive separate copies of these documents in the future, please contact Computershare as indicated above.

If you are a beneficial owner, you can request information about householding from your broker, bank or other holder of record.

Why did I receive a "Notice of Internet Availability of Proxy Materials" but no proxy materials?

This year, we are pleased to be distributing our proxy materials to certain shareholders via the Internet under the "notice and access" approach permitted by rules of the SEC. This approach conserves natural resources and reduces our costs of printing and distributing the proxy materials, while providing a convenient method of accessing the materials and voting. On March 15, 2012, we mailed a "Notice of Internet Availability of Proxy Materials" to participating shareholders, containing instructions on how to access the proxy materials on the Internet.

Can I access the proxy materials and the 2011 Financial Report on the Internet?

Even if you do not participate in "notice and access," this Notice of Annual Meeting and Proxy Statement and the 2011 Financial Report are available on our website at www.pfizer.com/annualmeeting. Instead of receiving future proxy statements and accompanying materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will conserve natural resources and will save us the cost of producing documents and mailing them to you, and will also give you an electronic link to the proxy voting site.

Shareholders of Record: If you vote on the Internet at www.investorvote.com/pfe, simply follow the prompts for enrolling in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to www.computershare-na.com/green and following the enrollment instructions.

Beneficial Owners: You also may be able to receive copies of these documents electronically. Please check the information provided in the proxy materials sent to you by your broker, bank or other holder of record regarding the availability of this service.

Is there a list of shareholders entitled to vote at the Annual Meeting?

The names of shareholders of record entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting for any purpose germane to the Meeting, between the hours of 8:45 a.m. and 4:30 p.m., at our principal executive offices at 235 East 42nd Street, New York, New York, by contacting the Secretary of the Company.

What is a broker non-vote?

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum but will not be able to vote on those matters for which specific authorization is required under the rules of the New York Stock Exchange.

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on the ratification of KPMG, even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on the election of Directors, the advisory approval of executive compensation, or on any shareholder proposal without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on these matters.

What is a quorum for the Annual Meeting?

The presence of the holders of stock representing a majority of the voting power of all shares of stock issued and outstanding and entitled to vote at the Annual Meeting, in person or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in this Proxy Statement?

PROPOSAL	VOTE REQUIRED	BROKER DISCRETIONARY VOTING ALLOWED
Election of Directors	Majority of Votes Cast	No
Ratification of KPMG	Majority of Votes Cast	Yes
Advisory Approval of Executive Compensation	Majority of Votes Cast	No
Shareholder Proposals	Majority of Votes Cast	No

If you abstain from voting or there is a broker non-vote on any matter, your abstention or broker non-vote will not affect the outcome of such vote, because abstentions and broker non-votes are not considered to be votes cast under our By-laws.

- ***Election of Directors; Majority Vote Policy***

Under our By-laws and our Corporate Governance Principles, Directors must be elected by a majority of the votes cast in uncontested elections. This means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes are not counted as votes "for" or "against" a Director nominee. In an uncontested election, any nominee who does not receive a majority of votes cast "for" his or her election would be required to tender his or her resignation promptly following the failure to receive the required vote. The Corporate Governance Committee would then be required to make a recommendation to the Board as to whether the Board should accept the resignation, and the Board would be required to decide whether to accept the resignation and to disclose its decision-making process. In contested elections, the required vote would be a plurality of votes cast. Full details of this Policy are set forth in our Corporate Governance Principles (see Annex 1 to this Proxy Statement) and under "Item 1—Election of Directors."

- ***Ratification of KPMG***

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve the ratification of KPMG LLP as our independent registered public accounting firm. Abstentions are not counted as votes "for" or "against" this proposal.

- ***Advisory Approval of Executive Compensation***

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve, on an advisory basis, the compensation of our Named Executive Officers. Abstentions and broker non-votes are not counted as votes "for" or "against" this proposal.

- ***Shareholder Proposals***

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve a shareholder proposal. Abstentions and broker non-votes are not counted as votes "for" or "against" the shareholder proposal.

How will my shares be voted at the Annual Meeting?

At the Meeting, the Proxy Committee appointed by the Board of Directors (the persons named in the proxy card or, if applicable, their substitutes) will vote your shares as you instruct. If you sign your proxy card and return it without indicating how you would like to vote your shares, your shares will be voted as the Board of Directors recommends, which is:

- **FOR** the election of each of the Director nominees named in this Proxy Statement;
- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2012 fiscal year;
- **FOR** the approval, on an advisory basis, of the compensation of our named executive officers; and
- **AGAINST** each shareholder proposal.

Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement (see "Other Business").

If you return your signed and completed proxy card or vote by telephone or on the Internet and other matters are properly presented at the Annual Meeting for consideration, the Proxy Committee appointed by the Board of Directors will have the discretion to vote for you.

Who will pay for the cost of this proxy solicitation?

Pfizer will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by our Directors, officers or employees in person or by telephone, electronic transmission and/or facsimile transmission. We have hired Morrow & Co., LLC, 470 West Avenue, Stamford, Connecticut 06902, to distribute and solicit proxies. We will pay Morrow a fee of $35,000, plus reasonable expenses, for these services.

Who will count the votes?

Representatives of our transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspectors of election.

Governance of the Company

OVERVIEW

The following sections provide an overview of Pfizer's corporate governance structure and processes, including the independence and other criteria we use in selecting Director nominees; our Board leadership structure; and certain responsibilities and activities of the Board of Directors and its Committees. We also discuss how shareholders and other stakeholders can communicate with our Directors.



Our goal is to achieve a Board that provides effective oversight of the Company through diversity of experience, expertise, skills, specialized knowledge and other qualifications and attributes of the individual Directors.

Our governance structure and processes are based upon a number of key governance documents, including our Corporate Governance Principles. The Principles, which are included as Annex 1 to this Proxy Statement, govern the operation of the Board of Directors and its Committees and guide the Board and our Executive Leadership Team in the execution of their responsibilities. The Principles are reviewed at least annually and are updated periodically in response to changing regulatory requirements, evolving practices, issues raised by our shareholders and other stakeholders and otherwise as circumstances warrant.

Our Corporate Governance Principles and the following Board policies and other materials relating to corporate governance at Pfizer are published on our website at http://www.pfizer.com/about/corporate_governance/corporate_governance.jsp:

- Board of Directors—Background and Experience
- Board Committees—Current Members and Charters
- Director Qualification Standards
- Pfizer Policies on Business Conduct and Ethics
- Code of Business Conduct and Ethics for Directors
- Board Policy on Pension Benefits for Executives
- Review of Related Person Transactions
- Policy—Criteria for Selection of Compensation Committee Consultant
- Contacting our Board of Directors
- By-laws
- Restated Certificate of Incorporation
- Frequently Asked Questions

We will provide copies of any of these items without charge upon written request to our Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017-5755. The information on our website is not a part of this Proxy Statement.

GOVERNANCE INFORMATION

Criteria for Board Membership

The Corporate Governance Committee is responsible for recruiting and recommending to the full Board of Directors nominees for election as Directors. The goal of the Committee is to achieve a Board that provides effective oversight of the Company through the appropriate diversity of experience, expertise, skills, specialized knowledge and other qualifications and attributes of the individual Directors. Important general criteria for Board membership include the following:

- Members of the Board should be individuals of high integrity and independence, with substantial accomplishments, and should have prior or current associations with institutions noted for their excellence.
- Members of the Board should have demonstrated leadership ability, with broad experience, diverse perspectives, and the ability to exercise sound business judgment.
- The composition of the Board should reflect the benefits of diversity as to gender, ethnic background and experience.

In addition, the Committee considers on an ongoing basis the background, experience and skills of the individual Directors that are important to the Company's current and future needs, including experience and skills in the following areas:

- business or operations leadership;
- finance or accounting;
- science or research and development;
- government or public policy;
- healthcare, medicine and related fields (including pharmaceuticals);
- international business;
- academics; and
- leadership and management development.

The satisfaction of these criteria is implemented and assessed through ongoing consideration of Directors and nominees by the Corporate Governance Committee and the Board, as well as annual Board and Committee self-evaluations, conducted by an independent advisor. Based upon these activities and their review of the current composition of the Board, the Committee and the Board believe that these criteria have been satisfied.

Selection of Candidates

In recruiting and selecting Board candidates, the Corporate Governance Committee takes into account the size of the Board and considers a "skills matrix" indicating whether a particular Board member or candidate possesses one or more of the above "skill sets," as well as whether those skills and/or other attributes qualify him or her for service on a particular Committee. The Committee also considers a wide range of additional factors, including each Director's and candidate's projected retirement date, to assist in Board succession planning; other positions the Director or candidate holds, including other boards of directors on which he or she serves; and the independence of each Director and candidate, to ensure that a substantial majority of the Board is independent (see "Director Independence" below).



We believe that each of the nominees for election at the Annual Meeting brings a strong and unique set of attributes, experiences and skills and provides the Board as a whole with an optimal balance of experience, leadership, competencies, qualifications and skills in areas of importance to our Company.

As part of its ongoing Board succession planning process, and based upon feedback from the full Board, in 2011 the Committee determined to recruit one or more additional Board members with expertise in medicine and/or related fields and engaged a search firm for that purpose. Following consideration of a number of candidates submitted by the search firm, and a comprehensive review of the candidates' abilities and qualifications, the Committee recommended that Drs. Hobbs and Tessier-Lavigne be elected as Directors, and they were elected to the Board in December 2011.

On an ongoing basis, the Committee considers potential Director candidates identified on its own initiative as well as candidates referred or recommended to it by other Directors, members of management, search firms, shareholders and others (including individuals seeking to join the Board). Shareholders who wish to recommend candidates may contact the Committee in the manner described in "Communications with Directors." All candidates are required to meet the criteria outlined above, as well as those discussed under "Director Independence" below and in our Corporate Governance Principles and other governing documents, as determined by the Committee in its sole discretion. Shareholder nominations must be made according to the procedures required under our By-laws and described in this Proxy Statement under the heading "Requirements, Including Deadlines, for Submission of Proxy Proposals and Nomination of Directors." Shareholder-recommended candidates and shareholder nominees whose nominations comply with these procedures and who meet the criteria referred to above will be evaluated by the Committee in the same manner as the Committee's nominees.

The Committee and the Board believe that each of the nominees for election at the Annual Meeting brings a strong and unique set of attributes, experiences and skills and provides the Board as a whole with an optimal balance of experience, leadership, competencies, qualifications and skills in areas of importance to our Company. Under "Item 1—Election of Directors—Nominees for Directors," we provide an overview of each nominee's principal occupation, business experience and other directorships, together with the key attributes, experience and skills viewed as particularly meaningful in providing value to the Board, our Company and our shareholders.

Director Independence

Our Board of Directors has adopted Director Qualification Standards to evaluate and determine Director independence. Our Standards meet and in some respects exceed the independence requirements of the NYSE. Under our Standards, a non-employee Director must be determined to have no material relationship with the Company other than as a Director. The Standards also contain strict guidelines for Directors and their immediate families regarding employment or affiliation with the Company or its independent registered public accounting firm; prohibitions against Audit Committee members having any direct or indirect financial relationship with the Company; and restrictions on both commercial and not-for-profit relationships between non-employee Directors and the Company. Directors may not receive personal loans or extensions of credit from the Company, must deal at arm's length with the Company and its subsidiaries, and must disclose any circumstance that might be perceived as a conflict of interest. Our Director Qualification Standards can be found on our website at http://www.pfizer.com/about/corporate_governance/director_qualification_standards.jsp.



Our Director Qualification Standards meet and in some respects exceed the independence requirements of the NYSE.

With the assistance of legal counsel to the Company, the Corporate Governance Committee has reviewed the applicable legal and NYSE standards for Board and Committee member independence, as well as our Director Qualification Standards. A summary of the answers to annual questionnaires completed by each of the Directors and a report of transactions with Director-affiliated entities are also made available to the Committee. On the basis of this review, the Committee has delivered a report to the full Board of Directors, and the Board has made its independence determinations based upon the Committee's report and the supporting information.

As a result of this review, the Board has affirmatively determined that all of our current Directors (other than Mr. Read) are independent of the Company and its management, consisting of Drs. Dennis A. Ausiello, Michael S. Brown (a Director not standing for re-election due to his retirement), Frances D. Fergusson, Helen H. Hobbs, and Marc Tessier-Lavigne; Ms. Constance J. Horner and Ms. Suzanne Nora Johnson; and Messrs. M. Anthony Burns, W. Don Cornwell, William H. Gray, III, James M. Kilts, George A. Lorch, John P. Mascotte and Stephen W. Sanger. The Board previously determined that Mr. Robert N. Burt (who retired from our Board effective at the 2011 Annual Meeting of Shareholders) was independent during the time he was a Director and that Mr. William C. Steere, Jr. (who retired from the Board effective at the 2011 Annual Meeting) was not independent due to his former status as CEO. As noted, the Board also has determined that Mr. Ian C. Read is not independent because of his employment as the Company's current CEO.

In making these determinations, the Board considered that in the ordinary course of business, relationships and transactions may occur between the Company and its subsidiaries and entities with which some of our Directors are or have been affiliated. Under Pfizer's Director Qualification Standards, certain relationships and transactions are not considered to be material transactions that would impair a Director's independence, including the following:

- The Director is an employee of another company that does business with Pfizer, and our annual sales to or purchases from the other company in each of the last three fiscal years amount to less than 1% of the annual revenues of the other company; and
- The Director is an employee or executive officer of another company, and our indebtedness to the other company or its indebtedness to Pfizer amounts to less than 1% of the total consolidated assets of the other company.

In 2011, there was no indebtedness between Pfizer and any entity of which a Director was an employee or executive officer.

Drs. Ausiello, Brown and Hobbs are employed at medical institutions with which Pfizer engages in ordinary course of business transactions. We reviewed our transactions with each of these entities and found that these transactions were made in the ordinary course of business and were below the threshold set forth in our Director Qualification Standards (1% of the annual revenues of these entities in each of the last three years). The Board also considered that, prior to her election as Director, Dr. Hobbs had served on a Pfizer Scientific Advisory Panel for a therapeutic area of research and received compensation for those services (see "Compensation of Non-Employee Directors").

In addition, in determining that Mr. Kilts is independent, the Board considered Mr. Kilts' status as a Founding Partner of Centerview Partners. In particular, the Board noted that Centerview's private equity business, with which Mr. Kilts is engaged, and its advisory business became separate legal and financial entities in 2010. As a result, Mr. Kilts does not share in any of the revenues of the advisory business, nor does he have any role (legal or otherwise) in the governance or conduct of the advisory business in any respect. Pfizer has engaged Centerview's advisory business from time to time since 2011, including in connection with Pfizer's exploration of strategic alternatives for its Nutrition business. However, the Board determined that the relationship has no bearing on Mr. Kilts' independence and that he qualifies as independent in light of (1) the separation of the advisory business from the private equity business; (2) Mr. Kilts' lack of any material economic interest in the revenues of the advisory business (including any fees to be paid by Pfizer to Centerview for advisory services); and (3) the fact that to date Pfizer has not paid any fees to the advisory business.

Under our Director Qualification Standards, contributions to not-for-profit entities in which a Director of the Company, or a Director's spouse, serves as an executive officer, amounting to less than 2% (or $1,000,000, whichever is greater) of that organization's latest publicly available total revenues, will not serve as a bar to the Director's independence. None of our Directors or their spouses is an executive officer of a not-for-profit organization to which Pfizer contributes. Nonetheless, a summary of charitable contributions to not-for-profit organizations with which our Directors or their spouses are affiliated was made available to the Committee. None of the contributions approached the levels set forth in our Director Qualification Standards.



Our independent Directors strongly believe that Mr. Read has demonstrated the leadership and vision necessary to lead the Board and the Company in the current challenging industry and macroeconomic environment; that our current Board leadership structure provides our Company with strong and consistent leadership; and that, given the current regulatory and market environment, having one clear leader in both roles provides decisive and effective leadership.

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management and a highly engaged and high-functioning Board. Based on its experience, considerable engagement with shareholders, and an assessment of research on this issue, the Board understands that there are a variety of viewpoints concerning a board's optimal leadership structure; that available empirical data concerning the impact of board leadership on shareholder value is inconclusive and not compelling; and, accordingly, that there is no single, generally accepted approach to board leadership in the U.S. Given the dynamic and competitive environment in which we operate, the Board believes that the right leadership structure may vary as circumstances warrant. Consistent with this understanding, the independent Directors do not follow any particular structure as a presumed preferred approach and consider the Board's leadership structure on at least an annual basis. This consideration includes the pros and cons of alternative leadership structures in light of the Company's operating and governance environment at the time, with the goal of achieving the optimal model for Board leadership and effective oversight of management by the Board.

Based upon these considerations, and following a lengthy review, the independent Directors determined in December 2011 to elect Mr. Read as Chairman and CEO. This determination was based on the independent Directors' strong belief that Mr. Read, in view of his extensive experience in and knowledge of the research-based biopharmaceutical industry, has demonstrated the leadership and vision necessary to lead the Board and the Company in the challenging industry and macroeconomic environment; that Mr. Read has a fundamentally investor-driven viewpoint; that Mr. Read's leadership generated strong performance in 2011; and that Mr. Read does not have an employment agreement and would be serving as both Chairman and CEO at the pleasure of the Board. The independent Directors also believe that this unified structure provides our Company with strong and consistent leadership and that, given the significant regulatory and market environment in which we operate, having one clear leader in both roles provides decisive and effective leadership, both within and outside the Company.



At Pfizer, the position of Lead Independent Director entails significant responsibility for independent Board leadership. The role comes with a clear mandate and significant authority and responsibilities under a Board-approved Charter.

At the same time, the independent Directors also selected George A. Lorch to serve as Lead Independent Director—a position that, at Pfizer, entails significant responsibility for independent Board leadership. Mr. Lorch served as Non-Executive Chairman of the Board from December 2010 to December 2011 and will continue to exercise his strong leadership skills in his new role.

In considering its leadership structure, the independent Directors have taken a number of factors into account. The Board—which consists entirely of independent Directors other than Mr. Read—exercises a strong, independent oversight function. This oversight function is enhanced by the fact that the Board's Audit, Corporate Governance, Compensation and Regulatory and Compliance Committees are comprised entirely of independent Directors. Further, a number of Board and Committee processes and procedures provide substantial independent oversight of our Chief Executive Officer's performance, including regular executive sessions of the independent Directors, an annual evaluation of our Chairman and Chief Executive Officer's performance against pre-determined goals, and a separate evaluation introduced in early 2012 that, among other things, assesses the CEO's interactions with the Board.

In addition, the independent Directors considered shareholder feedback on the subject of Board leadership, including discussions with institutional investors who expressed interest in learning more about the Board's rationale for recombining the roles of Chairman and CEO. In general, these investors acknowledge that the independent members of the Board are in the best position to determine the optimal Board structure, although some investors expressed concern about the strength of board independence under a non-independent chair structure. Further, our investors indicated that if the positions of Chairman and CEO should be combined, it was imperative that the Board have independent leadership by appointing a strong Lead Independent Director. The Company's Corporate Governance Principles require the appointment of a Lead Independent Director if the positions of Chairman and CEO are held by the same individual, and the independent Directors believe that Mr. Lorch provides strong leadership in that position.

While Pfizer's independent Directors are aware of investor concerns regarding our Board leadership structure, they believe that our Board, comprised entirely of independent Directors other than Mr. Read, remains highly independent, empowered and engaged. Further, the independent Directors remain committed to evaluating our Board leadership structure at least annually. Under the Company's By-laws and Corporate Governance Principles, the Board can and will change its leadership structure if it determines that doing so is appropriate and in the best interest of Pfizer and its shareholders. The Board believes that these factors provide the appropriate balance between the authority of those who oversee the Company and those who manage it on a day-to-day basis.

Lead Independent Director

The position of Lead Independent Director at Pfizer comes with a clear mandate and significant authority and responsibilities under a Board-approved Charter, including the following:

- presiding at executive sessions of the independent Directors;
- calling meetings of the independent Directors;
- serving as liaison between the independent Directors and the Chairman;
- approving information sent to the Board, including the quality, quantity and timeliness of such information;
- approving meeting agendas;
- facilitating the Board's approval of the number and frequency of Board meetings and approving meeting schedules, to assure that there is sufficient time for discussion of all agenda items;
- authorizing the retention of outside advisors and consultants who report directly to the Board; and
- if requested by shareholders, ensuring that he/she is available, when appropriate, for consultation and direct communication.

The Charter of the Lead Independent Director can be found on our website at http://www.pfizer.com/about/corporate_governance/lead_independent_charters.jsp.

Executive Sessions

Until April 2011, the Board included one non-employee Director who was not considered independent. During his tenure, executive sessions of the non-employee Directors took place at least four times each year, and the independent Directors met in executive session at least once each year. Since then, the Board has been composed entirely of independent Directors, except for Mr. Read, and executive sessions of the independent Directors have generally taken place at every regular Board meeting. At these executive sessions, the independent Directors review, among other things, the criteria upon which the performance of the Chief Executive Officer and other senior managers is evaluated, the performance of the Chief Executive Officer against those criteria, and the compensation of the Chief Executive Officer and other senior managers.

The Board's Role in Risk Oversight

Management is responsible for assessing and managing risk, subject to oversight by the Board. The Board executes its oversight responsibility for risk assessment and risk management directly and through its Committees, as follows:

- The Audit Committee has primary responsibility for overseeing the Company's Enterprise Risk Management, or "ERM," program. The Company's Chief Internal Auditor, who reports to the Committee, facilitates the ERM program, in coordination with the Company's Legal Division and Compliance Group, to complement the Company's strategic planning process. The Committee's meeting agendas throughout the year include discussions of individual risk areas, as well as an annual summary of the ERM process. For additional information, see "Board and Committee Information—The Audit Committee" and "Item 2—Ratification of Independent Registered Public Accounting Firm—Audit Committee Report" later in this Proxy Statement.
- The Regulatory and Compliance Committee, formed in February 2011, has primary responsibility for overseeing and reviewing risks associated with the Company's healthcare law compliance programs and the status of compliance with related laws, regulations and internal procedures. The Committee, in consultation with the Compensation Committee, is responsible for discussing with management the risks associated with our compensation policies and practices for sales and marketing personnel and the alignment of compensation practices with the Company's compliance standards. For additional information, see "Board and Committee Information—The Regulatory and Compliance Committee" later in this Proxy Statement.
- The Board's other Committees—Compensation, Corporate Governance, and Science and Technology—oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks associated with our compensation policies and practices, with respect to both executive compensation and compensation generally.

  The Board of Directors is kept informed of its Committees' risk oversight and other activities through reports of the Committee Chairmen to the full Board. These reports are presented at every regular Board meeting and include discussions of Committee agenda topics, including matters involving risk oversight.
- The Board considers specific risk topics, including risks associated with our strategic plan, our capital structure and our development activities. In addition, the Board receives regular reports from the members of our Executive Leadership Team, or "ELT"—the heads of our principal business and corporate functions—that include discussions of the risks and exposures involved in their respective areas of responsibility. These reports are provided in connection with and discussed at Board meetings. At other times, the Board is routinely informed of developments that could affect our risk profile or other aspects of our business.

Pfizer Policies on Business Ethics and Conduct

All of our employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, are required to abide by Pfizer's policies on business conduct to ensure that our business is conducted in a consistently legal and ethical manner. Pfizer's policies form the foundation of a comprehensive process that includes compliance with corporate policies and procedures, an open relationship among colleagues that contributes to good business conduct, and a high level of integrity. Our policies and procedures cover all major areas of professional conduct, including employment practices, conflicts of interest, intellectual property and the protection of confidential information, and require strict adherence to laws and regulations applicable to the conduct of our business.

Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of Pfizer's policies on business conduct. As required by the Sarbanes-Oxley Act of 2002, our Audit Committee has procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

To review Pfizer's Summary of Policies on Business Conduct, please visit our website at http://www.pfizer.com/about/corporate_compliance/code_of_conduct.jsp.

Code of Conduct for Directors

Our Directors are required to comply with a Code of Business Conduct and Ethics for Directors. This Code is intended to focus the Board and the individual Directors on areas of ethical risk, help Directors recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. This Code covers all areas of professional conduct relating to service on the Pfizer Board, including conflicts of interest, unfair or unethical use of corporate opportunities, strict protection of confidential information, compliance with applicable laws and regulations, and oversight of ethics and compliance by employees of the Company. Under the Corporate Integrity Agreement Pfizer entered into in 2009 (discussed under "Board and Committee Information—The Regulatory and Compliance Committee" below), our Board members also have certain obligations with respect to our Summary of Policies on Business Conduct, including annually certifying that they have received and reviewed the Summary.

The full texts of both Pfizer's Summary of Policies on Business Conduct and the Code of Business Conduct and Ethics for Directors are posted on our website at http://pfizer.com/about/corporate_governance/directors_code.jsp. We will disclose any future amendments to, or waivers from, provisions of these ethics policies and standards on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.

Communications with Directors

Shareholders and other interested parties may communicate with the Lead Independent Director and the Chairs of our Audit, Compensation, Corporate Governance and Regulatory and Compliance Committees on Board-related issues by sending an e-mail to the appropriate address below:

- leaddirector@pfizer.com;
- auditchair@pfizer.com;
- compchair@pfizer.com;
- corpgovchair@pfizer.com; or
- regcompliancechair@pfizer.com.

You also may write to the Board, any Director, any of the Committee Chairs or the independent Directors as a group at: c/o Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017-5755.



Our relationships with our shareholders and other stakeholders are critical. Engagement with our stakeholders helps us to understand the larger context and impact of our operations, learn about expectations for our performance, assess emerging issues that may affect our business or other aspects of our operations, and shape corporate and governance policies.

Shareholder communications are distributed to the Board, or to any individual Director or Directors, as appropriate, depending on the facts and circumstances outlined in the communication. The Board of Directors has requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded or redirected, as appropriate, such as:

- business solicitations or advertisements;
- junk mail and mass mailings;
- new product suggestions;
- product complaints;
- product inquiries;
- resumes and other forms of job inquiries;
- spam; and
- surveys.

In addition, material that is unduly hostile, threatening or similarly unsuitable will be excluded; however, any communication will be made available to any Director upon his or her request.

Shareholder Outreach

The Company's relationships with its shareholders and other stakeholders are a critical part of our corporate governance profile, and we recognize the value of taking their views into account. Among other things, engagement with our shareholders and other stakeholders helps us to understand the larger context and impact of our operations, learn about expectations for our performance, assess emerging issues that may affect our business or other aspects of our operations, and shape corporate and governance policies. Over the years, this approach has helped us to identify mutual perspectives and goals and to adopt a collaborative approach to these relationships, and has resulted in our receiving essential input from shareholders and other stakeholders.

For example, in the wake of the United States Supreme Court's 2010 decision in *Citizens United vs. The Federal Election Commission*, we engaged in extensive discussions with shareholders and stakeholders seeking clarification about Pfizer's policies on corporate political expenditures. These discussions led to our decision in 2011 to adopt a strict policy against Pfizer making "independent expenditures" in connection with any federal or state election.

Additional information regarding Pfizer's political contributions can be found at http://www.pfizer.com/responsibility/grants_contributions/lobbying_and_political_contributions.jsp.

In addition, consistent with Pfizer's commitment to seek and respond to shareholder input on corporate governance topics, we have considered and discussed with investors a wide variety of matters, including our executive compensation program and disclosures, and have made a number of changes in both areas. See "Compensation Discussion and Analysis" elsewhere in this Proxy Statement.

BOARD AND COMMITTEE INFORMATION

During 2011, the Board of Directors met eight times and had five key Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Regulatory and Compliance Committee, and the Science and Technology Committee. Each of our Directors attended at least 94% of the meetings of the Board and the Board Committees on which he or she served that were held during the time he or she was a Director in 2011.

All Board members are expected to attend the Annual Meeting unless an emergency prevents them from doing so. All the Directors then in office attended our 2011 Meeting.

The table below provides membership and meeting information for each of the Board Committees for 2011.

NAME	AUDIT	COMPENSATION	CORPORATE GOVERNANCE	REGULATORY AND COMPLIANCE	SCIENCE AND TECHNOLOGY
Dr. Ausiello	X		X	X	X
Dr. Brown[(a)]			X		X*
Mr. Burns	X		X		
Mr. Burt[(b)]		X			X
Mr. Cornwell	X*	X		X	
Dr. Fergusson		X		X*	X
Mr. Gray			X*		X
Dr. Hobbs[(c)]					
Ms. Horner			X	X	
Mr. Kilts		X*			X
Mr. Lorch[(d)]					
Mr. Mascotte			X	X	X
Ms. Nora Johnson	X	X			X
Mr. Read					
Mr. Sanger	X		X		
Mr. Steere[(e)]					X
Dr. Tessier-Lavigne[(c)]					
2011 Meetings	**15**	**7**	**6**	**4**	**2**

* Committee Chair

(a) Retiring from the Board effective as of the 2012 Annual Meeting.

(b) Member of the Compensation Committee and of the Science and Technology Committee until his retirement effective as of the 2011 Annual Meeting.

(c) Elected on December 12, 2011. In February 2012, Dr. Hobbs joined the Corporate Governance Committee and the Science and Technology Committee, and Dr. Tessier-Lavigne joined the Regulatory and Compliance Committee and the Science and Technology Committee.

(d) Served as Chairman of the Board from December 13, 2010 until December 12, 2011 and as Lead Independent Director thereafter. In both capacities, Mr. Lorch has frequently attended meetings of Committees. However, he is not a member of any Committee, in order to focus on his leadership role.

(e) Member of the Science and Technology Committee until his retirement effective as of the 2011 Annual Meeting.

The Corporate Governance Committee

The Corporate Governance Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. Under the terms of its Charter, the Committee is responsible for matters of corporate governance and matters relating to the practices, policies and procedures of the Board. This includes developing criteria for Board membership and recommending and recruiting Director candidates. The Committee also assesses Director and candidate independence, considers possible conflicts of interest of Board members and senior executives, reviews related person transactions, and monitors the functions of the various Committees of the Board.

The Committee advises on the structure of Board meetings and recommends matters for consideration by the Board. The Committee also advises on and recommends Director compensation, which is approved by the full Board. The Committee is directly responsible for overseeing the evaluation of the Board and its Committees, reviewing our Director Qualification Standards, and establishing Director retirement policies. The Committee also assists management by reviewing the functions and outside activities of senior executives and reviewing succession plans for elected corporate officers. Finally, the Committee reviews certain public policy issues, including the Company's political spending policies and practices, as well as its regular detailed disclosures of political spending.

The Board of Directors has determined that each of the members of the Corporate Governance Committee is independent, as defined by the rules of the SEC and the NYSE, as well as under our Director Qualification Standards.

A copy of the Corporate Governance Committee Charter is available on our website at http://pfizer.com/about/corporate_governance/corporate_governance_committee.jsp.

Corporate Governance Committee Report

To maintain and enhance Pfizer's record of excellence in corporate governance, the Corporate Governance Committee seeks to continually refine Pfizer's corporate governance policies, procedures and practices. The following are examples of how we worked to achieve these objectives in 2011.

- Board and Committee Matters: During 2011, the Committee assessed Director independence; reviewed and recommended modifications to the compensation program for non-employee Directors (see "Compensation of Non-Employee Directors"); sponsored a comprehensive self-evaluation process, involving an independent advisor, for the Board and its Committees and implemented several changes resulting from the evaluation; recommended changes to the Lead Independent Director Charter to further expand the authority of this important position (see "Board Leadership Structure–Lead Independent Director"); reviewed and, where appropriate, recommended changes to other governing documents, including our Committee Charters; and continued to review the functioning of the Board and Committees in developing areas, such as the use of technology. For example, based on the Committee's review and recommendations, the Company has implemented various technologies to facilitate communication with the Board, including the use of a Board "portal" to deliver materials securely over the Internet.
- Recruitment of New Directors: In 2011, the Committee determined to recruit one or more additional Board members with expertise in medicine and/or related fields and engaged a search firm for that purpose. Following consideration of a number of candidates submitted by the search firm, and a comprehensive review of the candidates' abilities and qualifications, the Committee recommended that Drs. Hobbs and Tessier-Lavigne be elected as Directors, and they were elected to the Board in December 2011.
- Leadership Planning: Oversight of leadership planning is one of the Board's principal responsibilities, and the Committee takes an active role in this area. During 2011, the Committee reviewed emergency succession scenarios and participated in the Board's review of long-term management succession plans.
- Corporate Responsibility and Public Policy: The Committee oversees Pfizer's corporate responsibility agenda and activities, including our role in the public policy arena and the political process. In 2011, Pfizer's Corporate Responsibility team continued its practice of periodically reporting to the Committee on the achievement of corporate responsibility goals, and the Committee continued to provide direction on the prioritization of corporate responsibility issues. Further, the Committee oversees our political spending policies and practices; for example, the Committee was actively involved in our decision in 2011 to adopt a strict policy against Pfizer making "independent expenditures" in connection with any federal or state election, and it also reviews Pfizer's PAC and Corporate Political Contributions Reports regularly.
- Legislative and Regulatory Developments: The Committee continued to monitor and evaluate corporate governance developments, including SEC rules and proposals under the Dodd-Frank Act.
- Shareholder Engagement: The Committee engaged in ongoing reviews of shareholder and stakeholder communications at each of its meetings, including proposals submitted by shareholders for inclusion in this Proxy Statement.
- Other Matters: The Committee executed its responsibilities under the Company's Related Person Transaction Approval Policy and reviewed service by Directors and senior management on other boards of directors.



In 2011, the Corporate Governance Committee worked on many matters, including new Director recruitment, leadership planning, public policy matters and shareholder engagement.

The Corporate Governance Committee

William H. Gray, III, Chair

Dennis A. Ausiello

Michael S. Brown

M. Anthony Burns

Helen H. Hobbs

Constance J. Horner

John P. Mascotte

Stephen W. Sanger

The Regulatory and Compliance Committee

The Regulatory and Compliance Committee, formed in February 2011, is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. Under its Charter, the Committee is primarily responsible for assisting the Board of Directors with overseeing and reviewing the Company's healthcare-related regulatory and compliance issues, including its compliance programs and the status of compliance with related laws, regulations, internal procedures, and the Company's Corporate Integrity Agreement ("CIA") discussed below. Management has primary responsibility for the operation of the Company's compliance program and for implementing the requirements of the CIA. The Committee consults with management and evaluates various information and reports on compliance-related activities and matters. The Committee is also responsible for overseeing the integration and implementation of the Company's compliance programs in acquired entities.



Formed in 2011, the Regulatory and Compliance Committee oversees healthcare-related regulatory and compliance issues and the structure and mission of Pfizer's compliance program.

The Committee, in consultation with the Compensation Committee, is responsible for discussing with management the alignment of compensation practices for sales and marketing personnel with the Company's compliance standards, and is expected to make recommendations to the Compensation Committee on the extent, if any, to which incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in any significant misconduct resulting in certain government or regulatory action, or other person with direct supervision over such employee, should be reduced, canceled or recovered.

In connection with the resolution of certain U.S. government investigations concerning various products, Pfizer entered into the CIA in 2009 with the Office of the Inspector General of the U.S. Department of Health and Human Services ("OIG"). In the CIA, Pfizer agreed to take certain actions to promote compliance with federal healthcare program and U.S. Food and Drug Administration ("FDA") requirements. The Committee, based on agreement with the OIG, has assumed the Audit Committee's responsibilities under the CIA. The CIA obligations related to the Committee include the following: (i) the Committee must meet at least quarterly to review and oversee Pfizer's compliance program; (ii) the Committee must adopt resolutions each year summarizing its review and oversight of the Company's compliance program and its compliance with federal healthcare program requirements, FDA requirements and the obligations of the CIA and concluding that, to the best of its knowledge, Pfizer has adopted an effective compliance program to meet those requirements and obligations; and (iii) Pfizer must promptly report any changes in the composition of the Committee or any actions or changes that would affect the Committee's ability to perform the duties necessary to meet the obligations of the CIA. The CIA is effective through 2014.

A copy of the Regulatory and Compliance Committee Charter is available on our website at http://pfizer.com/about/corporate_governance/regulatory_compliance_committee.jsp.

Regulatory and Compliance Committee Report

The Regulatory and Compliance Committee commenced its activities in 2011 by reviewing the general legal and regulatory framework of Pfizer's practices and operations as well as the principal healthcare-related regulatory and compliance issues and risks confronting the Company and the pharmaceutical industry. The Committee also reviewed the structure and mission of Pfizer's compliance program.

For the balance of 2011, the Committee received reports and discussed with management, including the Chief Compliance and Risk Officer, healthcare-related regulatory and compliance risks and related compliance program initiatives and functions. Among the matters considered by the Committee were: (1) potential healthcare-related regulatory or compliance risks in connection with the development, manufacture and marketing of Pfizer's products, and efforts to mitigate those risks; (2) government investigations and other legal proceedings involving the Company; (3) internal investigations of potential healthcare-related compliance or regulatory matters; (4) results of internal audits conducted in areas within the Committee's oversight; (5) the Company's responses to FDA Warning Letters received by the Company in 2010; (6) the integration of acquired companies into the Company's compliance program; and (7) external reviews of Pfizer policies and practices for compliance with federal healthcare laws and regulations.

In its activities, the Committee considered potential risks and steps the Company has taken to mitigate risk in areas within the Committee's oversight. With respect to the CIA, the Committee monitored the status of the Company's compliance with CIA requirements.

The Regulatory and Compliance Committee


Frances D. Fergusson, Chair


Dennis A. Ausiello


W. Don Cornwell


Constance J. Horner


John P. Mascotte


Marc Tessier-Lavigne

The Audit Committee

The Audit Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. Under its Charter, the Audit Committee is responsible for reviewing with the independent registered public accounting firm, Internal Audit and management the adequacy and effectiveness of internal controls over financial reporting. The Committee also reviews and consults with management, Internal Audit and the independent registered public accounting firm on matters related to the annual audit, the published financial statements, earnings releases, and the accounting principles applied. In addition, the Committee reviews reports from management relating to the status of compliance with laws, regulations and internal procedures.

The Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. To execute this responsibility, the Committee engages in a comprehensive annual evaluation of the independent auditor's qualifications, performance and independence and considers the advisability and potential impact of selecting a different independent public accounting firm.

In addition, the Committee is responsible for reviewing and discussing with management the Company's policies with respect to risk assessment and risk management. Further information about the role of the Audit Committee in risk assessment and risk management is included in the section entitled "Governance Information—The Board's Role in Risk Oversight."

The Audit Committee has established policies and procedures for the pre-approval of all services provided by the independent auditors. The Audit Committee has also established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by the Company regarding its accounting, internal controls and auditing matters. Further details of the role of the Audit Committee may be found in "Item 2—Ratification of Independent Registered Public Accounting Firm—Audit Committee Report" later in this Proxy Statement.

The Board of Directors has determined that each of the members of the Audit Committee is financially literate and independent, as defined by the rules of the SEC and the NYSE, as well as independent under our Director Qualification Standards. The Board of Directors also has determined that each of Ms. Nora Johnson and Messrs. Burns, Cornwell and Sanger is an "audit committee financial expert" for purposes of the SEC's rules.

A copy of the Audit Committee Charter is available on our website at http://pfizer.com/about/corporate_governance/ audit_committee.jsp. The Audit Committee Report appears under "Ratification of Independent Registered Public Accounting Firm."

The Compensation Committee

The Compensation Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. The Committee determines and oversees the execution of the Company's executive compensation philosophy and oversees the administration of the Company's executive compensation programs. Its responsibilities also include overseeing Pfizer's compensation and benefit plans and policies, administering its stock plans (including reviewing and approving equity grants) and reviewing and approving annually all compensation decisions for the Company's executive officers, including the Named Executive Officers identified in the 2011 Summary Compensation Table. See "Compensation Discussion and Analysis" later in this Proxy Statement for information concerning the Committee's role, processes and activities in overseeing executive compensation.

The Board of Directors has determined that each of the members of the Compensation Committee is independent, as defined by the rules of the SEC and the NYSE, as well as under our Director Qualification Standards. In addition, each Committee member is a "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, and is an "outside director" as defined in Section 162(m) of the Internal Revenue Code.

A copy of the Compensation Committee Charter is available on our website at http://pfizer.com/about/corporate_governance/compensation_committee.jsp. The Compensation Committee Report appears under "Executive Compensation."

Compensation Committee Interlocks and Insider Participation. During 2011 and as of the date of this Proxy Statement, none of the members of the Compensation Committee was or is an officer or employee of the Company, and no executive officer of the Company served or serves on the compensation committee or board of any company that employed or employs any member of the Company's Compensation Committee or Board of Directors.

The Science and Technology Committee

Under the terms of its Board-approved Charter, the Science and Technology Committee is responsible for periodically examining management's direction of and investment in the Company's pharmaceutical research and development and technology initiatives. This includes evaluating the quality and direction of the Company's research and development programs, identifying emerging issues and evaluating the level of review by external experts. The Committee also reviews the Company's approaches to acquiring and maintaining technology, evaluates the technology that the Company is researching and developing and reviews the Company's patent strategy.

A copy of the Science and Technology Committee Charter is available on our website at http://pfizer.com/about/corporate_governance/science_ technology_committee.jsp.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Except as described below, our non-employee Directors receive cash compensation, as well as equity compensation in the form of Pfizer stock units. Each of these components is described below. The 2011 compensation of our non-employee Directors is shown in the Director Compensation Table below. Mr. Read does not receive any compensation for his service as a Director or as Chairman.

Non-Employee Director Compensation

Through April 2011, compensation for our non-employee Directors (other than Dr. Ausiello and Mr. Lorch, as discussed below) consisted of the following:

- an annual retainer of $75,000; and
- an award of 5,500 Pfizer stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors (the "Unit Award Plan") to each Director upon joining the Board and an award of 5,500 stock units to each Director upon election at each Annual Meeting of Shareholders, provided the Director continues to serve as a Director following the Meeting. Stock units are not payable until the Director ceases to be a member of the Board, at or after which time they are paid in cash or in shares of Pfizer stock, at the Director's election.

In accordance with the Unit Award Plan, on the day of the 2011 Annual Meeting of Shareholders, our non-employee Directors who continued as Directors following that Meeting (other than Dr. Ausiello and Mr. Lorch, as discussed below) were awarded 5,500 stock units with a value at the time of grant of $114,565 (calculated based on the closing stock price of Pfizer common stock of $20.83 per share on the grant date).

In addition, our compensation program for non-employee Directors provided for the following additional annual cash retainers through April 2011:

- Audit Committee: Chair—$25,000; Member—$20,000
- Compensation Committee: Chair—$25,000; Member—$20,000
- Corporate Governance Committee: Chair—$25,000; Member—$20,000
- Regulatory and Compliance Committee: Chair—$25,000; Member—$20,000
- Science and Technology Committee: Chair—$30,000; Senior Member—$20,000; Member—$10,000
- Lead Independent Director (if applicable): $30,000

Effective May 1, 2011, the Board, on the recommendation of the Corporate Governance Committee, and in consultation with the Committee's independent compensation consultant based on a study of peers and market trends, made the following changes to the compensation program for non-employee Directors (other than Dr. Ausiello and Mr. Lorch, as discussed below):

- The annual cash retainer for each non-employee Director was fixed at $137,500.
- The annual cash retainer for the Chair of each key Committee of the Board was fixed at $30,000.
- Directors no longer receive annual cash retainers for serving as members of Committees.
- The equity award to each non-employee Director upon his or her first election as such and annually thereafter was fixed at the number of units having a value of $137,500 on the date of grant (i.e., respectively, the date of his or her first election and the date of the Company's Annual Meeting of Shareholders), based upon the closing price of Pfizer common stock on that date.
- The annual cash retainer to be paid to the Lead Independent Director (if applicable) was fixed at $50,000.

In connection with the adjustments to the program, the Board, on the recommendation of the Corporate Governance Committee, also increased the stock ownership requirement applicable to non-employee Directors from $300,000 to $550,000 worth of Pfizer stock. For purposes of this requirement, a Director's holdings include units granted to the Director as compensation for Board service and shares or units held under a deferral or similar plan. A Director has five years from the date of (a) his or her first election as a Director or (b) if later, an increase in the amount of Pfizer stock required to be held, to satisfy this ownership requirement. None of our Directors has pledged Pfizer stock as collateral for personal loans or other obligations.

The changes to the non-employee Director compensation program implemented in 2011 were recommended by the Corporate Governance Committee based upon the advice and recommendations of an independent compensation consulting firm, J.F. Reda & Associates, LLC. The firm was engaged directly by the Committee to provide advice and recommendations on the compensation of non-Employee Directors and does not render any other services to Pfizer.

Under his employer's policy, Dr. Ausiello is subject to limitations on the amount of compensation he can receive from the Company and is not permitted to receive any equity compensation for serving as a Director. As a result, Dr. Ausiello receives the customary cash fees for his Board and Committee service, but the dollar value of his annual equity award, subject to the limitation on the amount of his compensation under his employer's policy, is credited to a deferred cash account to be paid (with an interest equivalent) following his termination of service as a Director. At the direction of the Corporate Governance Committee, the dollar value of Dr. Ausiello's equity award in excess of the limitation has been contributed to charity.

As Non-Executive Chairman of the Board in 2011, in lieu of the above compensation, Mr. Lorch received $550,000, divided equally between cash and equity. The cash portion was paid quarterly, and the equity portion was credited quarterly in the form of stock units valued at the closing price of Pfizer common stock on the last day of each quarter. Mr. Lorch will receive dividend equivalents on these units, and the units and accumulated dividends will be payable in cash or in shares of Pfizer common stock, at his election, at or after his retirement from the Board. Effective January 1, 2012, Mr. Lorch is compensated under the new program described above.

Deferred Compensation

Non-employee Directors may defer all or a part of their annual cash retainers under the Unit Award Plan until they cease to be members of the Board. At a Director's election, the fees held in the Director's account may be credited either with Pfizer stock units or with interest at the rate of return of an intermediate treasury index. The rate of return of the intermediate U.S. Treasury index for 2011 was 6.08%. The numbers of Pfizer stock units are calculated by dividing the amount of the deferred fee by the closing price of our common stock on the last business day of the fiscal quarter in which the fee is earned. If fees are deferred as Pfizer stock units, the number of stock units in a Director's account is increased by crediting additional stock units based on the value of any dividends on the common stock. When a Director ceases to be a member of the Board, the amount attributable to stock units held in his or her account is paid in cash or in Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

Legacy Warner-Lambert Equity Compensation Plan

Under the Warner-Lambert Company 1996 Stock Plan, as a result of our merger with Warner-Lambert, all stock options and restricted stock awards outstanding as of June 19, 2000 became immediately exercisable or vested.

Under this plan, the directors of Warner-Lambert could elect to defer any or all of the compensation they received for their services. These deferred amounts could have been credited to a Warner-Lambert common stock equivalent account (the "Equivalent Account"). The Equivalent Account was credited, as of the day the fees would have been payable, with stock credits equal to the number of shares of Warner-Lambert common stock that could have been purchased with the dollar amount of such deferred fees. The former Warner-Lambert directors who joined our Board after the merger—Messrs. Burt, Gray and Lorch—had deferred compensation and were entitled to Warner-Lambert stock credits in the Equivalent Account under this plan. Dividend equivalents received under this plan are reinvested. Upon the closing of the merger, these Warner-Lambert stock credits were converted into Pfizer stock equivalent units. These units will be payable in Pfizer common stock at various times in accordance with the Director's election. These units are described in footnote 2 to the table under "Securities Ownership."

Matching Gift Programs

Our non-employee Directors may participate in Pfizer's matching gift programs, which are available to all employees. Under these programs, the Pfizer Foundation (Pfizer's philanthropic affiliate) will match contributions to eligible non-profit organizations, up to a maximum of $15,000 per year; contributions to religious and certain other types of non-profit organizations, as well as to individuals and others in need, are not eligible and are not matched. In addition, the Pfizer Foundation will match contributions made to the United Way Campaign, up to a maximum of $15,000 per year. The matching contributions made by the Pfizer Foundation with respect to our non-employee Directors are included in the 2011 Director Compensation Table below and described in footnote 2 to the Table. As indicated above, these matching contributions do not reflect all of the charitable contributions made by our Directors.

2011 Director Compensation Table

The following table shows 2011 compensation for our non-employee Directors.

NAME	FEES EARNED OR PAID IN CASH ($)	EQUITY/ STOCK AWARDS[1] ($)	ALL OTHER COMPENSATION[2] ($)	TOTAL ($)
Dr. Ausiello[3]	194,167		66,665	260,832
Dr. Brown	160,000	114,565	39,458	314,023
Mr. Burns	130,000	114,565		244,565
Mr. Burt[4]	26,250		45,000	71,250
Mr. Cornwell	151,667	114,565	12,544	278,776
Dr. Fergusson	146,667	114,565	17,050	278,282
Mr. Gray	148,333	114,565	36,875	299,773
Dr. Hobbs	7,473	137,500	50,000	194,973
Ms. Horner	123,333	114,565	18,700	256,598
Mr. Kilts	148,333	114,565	15,000	277,898
Mr. Lorch[5]	275,000	275,000	13,500	563,500
Mr. Mascotte	126,667	114,565	30,000	271,232
Ms. Nora Johnson	133,333	114,565	30,000	277,898
Mr. Sanger	130,000	114,565	30,000	274,565
Mr. Steere[4]	21,250		65,000	86,250
Dr. Tessier-Lavigne	7,473	137,500		144,973

(1) Represents stock units awarded in 2011 to Directors who were re-elected at the 2011 Annual Meeting of Shareholders (other than Dr. Ausiello and Mr. Lorch, as discussed below), the reported value of which was calculated by multiplying the closing market price of our common stock on the grant date (April 28, 2011) by the number of units granted (5,500). In 2011, Mr. Lorch was credited with 13,752 stock units; these units were credited quarterly and were valued at the closing price of Pfizer common stock on the last day of each quarter. Each of Drs. Hobbs and Tessier-Lavigne received 6,744 stock units upon being elected a Director on December 12, 2011 (determined by dividing the value of the award, $137,500, by $20.39, the closing price of the Company's common stock on the date of their election). At the end of 2011, the aggregate number of stock units (including dividend equivalents) held by each current non-employee Director was as follows: Dr. Ausiello, 21,000; Dr. Brown, 100,739; Mr. Burns, 82,763; Mr. Cornwell, 80,240; Dr. Fergusson, 17,628; Mr. Gray, 105,448; Dr. Hobbs, 6,744; Ms. Horner, 109,774; Mr. Kilts, 59,067; Mr. Lorch, 77,849; Mr. Mascotte, 17,628; Ms. Nora Johnson, 27,000; Mr. Sanger, 44,644; and Dr. Tessier-Lavigne, 6,744. See Note 3.

(2) The amounts in this column represent: (a) charitable contributions made in 2011 under our matching gift programs (see "Matching Gift Programs" above), as follows: Dr. Ausiello, $9,600; Dr. Brown, $25,900; Mr. Burt, $45,000 (consisting of matching contributions made in 2011 in respect of 2010 and 2011 contributions by Mr. Burt); Dr. Fergusson, $17,050; Mr. Gray, $20,000; Ms. Horner, $3,700; Mr. Kilts, $15,000; Mr. Lorch, $13,500; Mr. Mascotte, $30,000; Ms. Nora Johnson, $30,000; Mr. Sanger, $30,000; and Mr. Steere, $15,000; (b) charitable contributions totaling $57,065 made at the discretion of the Corporate Governance Committee in respect of Dr. Ausiello (see Note 3 below); (c) for Dr. Brown, $13,558 for travel and related activities associated with attendance by Dr. Brown's spouse at an offsite meeting of the Board and other events to encourage attendance and foster interaction among members of the Board and management; (d) for Mr. Cornwell, $12,544 for travel and related activities associated with attendance by Mr. Cornwell's spouse at an offsite meeting of the Board and other events to encourage attendance and foster interaction among members of the Board and management; (e) for Mr. Gray, (i) above-market interest on the deferred cash balance under a legacy Warner-Lambert equity compensation plan, paid at the prime rate plus 2%, and (ii) attendance by Mr. Gray's spouse at an off-site meeting of the Board of Directors to encourage attendance and foster interaction among the members of the Board and management; (f) for Dr. Hobbs, $50,000 for serving on a Pfizer Scientific Advisory Panel for a therapeutic area of research, which service terminated prior to her election as a Director in December 2011; (g) for Ms. Horner, a $15,000 charitable contribution made in honor of her service to the Board and the Company during her tenure as Lead Independent Director until December 2010; and (h) for Mr. Steere, $50,000 relating to his consulting contract with the Company (see "Section 16(a) Beneficial Ownership Reporting Compliance, Related Person Transactions and Indemnification—Transactions with Related Persons"). As indicated above under "Matching Gift Programs," certain charitable contributions by our Directors are not eligible for matching contributions under the programs, and the amounts in the above table therefore do not reflect all such contributions made by our Directors.

(3) Dr. Ausiello's employer limits the amount of compensation he can receive from the Company and prohibits him from receiving any equity compensation for serving as a Director. For 2011, he received $136,667 in cash compensation, and an additional $57,500 was credited to a deferred cash account to be paid (with an interest equivalent) following his termination of service as a Director. See "Non-Employee Director Compensation" and Note 2 above.

(4) Messrs. Burt and Steere retired as Directors at the 2011 Annual Meeting of Shareholders.

(5) Mr. Lorch served as Non-Executive Chairman of the Board until December 2011.

Securities Ownership

The table below shows the number of shares of our common stock beneficially owned as of the close of business on January 31, 2012 by each of our Directors and each Named Executive Officer listed in the 2011 Summary Compensation Table, as well as the number of shares beneficially owned by all of our Directors and executive officers as a group. Together, these individuals beneficially own less than one percent (1%) of our common stock outstanding. The table and footnotes also include information about stock options, stock appreciation rights in the form of total shareholder return units ("TSRUs"), stock units, restricted stock, restricted stock units and deferred performance-related share awards credited to the accounts of our Directors and executive officers under various compensation and benefit plans.

BENEFICIAL OWNERS	NUMBER OF SHARES OR UNITS		OPTIONS EXERCISABLE WITHIN 60 DAYS
	COMMON STOCK	STOCK UNITS	
Dennis A. Ausiello	2,362[1]	21,000[2]	
Michael S. Brown	1,200	100,739[2]	
M. Anthony Burns	24,978	82,763[2]	
W. Don Cornwell	2,000[1]	80,240[2]	
Frank A. D'Amelio	181,843[3]	343,564[4]	292,000
Mikael Dolsten	190[3]	218,948[4]	
Frances D. Fergusson		17,628[2]	
William H. Gray, III	28	105,448[2]	
Helen H. Hobbs		6,744[2]	
Constance J. Horner	15,825	109,774[2]	
James M. Kilts	2,259[1]	59,067[2]	
George A. Lorch	24,126	77,849[2]	
John P. Mascotte	3,940	17,628[2]	
Suzanne Nora Johnson	10,000	27,000[2]	
Ian C. Read	377,582[3]	512,463[4]	873,000
Stephen W. Sanger	1,085[1]	44,644[2]	
Amy W. Schulman	61,748[1][3]	133,787[4]	100,000
David Simmons	40,124[3]	113,704[4]	124,500
Marc Tessier-Lavigne	104	6,744[2]	
All Directors and Executive Officers as a group (27)	**991,326**	**2,990,481**	**2,128,400**

(1) Includes the following shares held in the names of family members: Dr. Ausiello, 2,362 shares; Mr. Cornwell, 300 shares; Mr. Kilts, 2,259 shares; Mr. Sanger, 1,085 shares; and Ms. Schulman, 300 shares. Dr. Ausiello, Ms. Schulman and Messrs. Cornwell and Kilts disclaim beneficial ownership of such shares.

(2) Represents units (each equivalent to a share of Pfizer common stock) awarded under our Director compensation plans (see "Compensation of Non-Employee Directors" above). This number also includes the following units resulting from the conversion into Pfizer units of previously deferred Warner-Lambert director compensation under the Warner-Lambert 1996 Stock Plan: Mr. Gray, 57,819 units and Mr. Lorch, 15,219 units. See "Compensation of Non-Employee Directors—Legacy Warner-Lambert Equity Compensation Plan" above.

(3) Includes shares credited under the Pfizer Savings Plan and/or deferred performance shares relating to previously vested awards under the Company's performance-based share award programs. These plans are described later in this Proxy Statement.

(4) In the case of Messrs. D'Amelio, Read and Simmons and Ms. Schulman, includes units (each equivalent to a share of Pfizer common stock) held under the Pfizer Supplemental Savings Plan and for Mr. Simmons also includes units held under the Pfizer Inc. Deferred Compensation Plan. The Pfizer Supplemental Savings Plan is described later in this Proxy Statement. Also includes the following unvested restricted stock units (each equivalent to a share of Pfizer common stock): Mr. D'Amelio, 322,768; Dr. Dolsten, 218,948; Mr. Read, 406,900 (however, in view of Mr. Read's age and years of service with Pfizer, a prorated portion of his units would vest upon his retirement); Mr. Simmons, 98,874; and Ms. Schulman, 130,209. This column does not include the following stock appreciation rights in the form of TSRUs: Mr. D'Amelio, 1,039,555; Dr. Dolsten, 530,757; Mr. Read, 2,131,948; Ms. Schulman, 516,701; and Mr. Simmons, 467,124. See the "2011 Outstanding Equity Awards at Fiscal Year-End Table" and "Estimated Benefits upon Termination" for a discussion of the vesting of restricted stock units and TSRUs.

Beneficial Owners

Based on filings made under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, as of December 30, 2011, the only person known by us to be the beneficial owner of more than 5% of our common stock was as follows:

NAME AND ADDRESS OF BENEFICIAL OWNER[1]	SHARES OF PFIZER COMMON STOCK[1]	PERCENT OF CLASS
BlackRock, Inc. **40 East 52nd Street** **New York, NY 10022**	463,841,882	6.03%

(1) This information is based solely on a Schedule 13G filed with the SEC on February 13, 2012 by BlackRock, Inc.

Section 16(a) Beneficial Ownership Reporting Compliance, Related Person Transactions, and Indemnification

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our Directors and certain of our officers to file reports of holdings and transactions in Pfizer equity with the SEC and the NYSE. Based on our records and other information, we believe that in 2011 our Directors and our officers who are subject to Section 16(a) met all applicable filing requirements. There were two exceptions:

- Upon becoming subject to Section 16 in December 2010, Olivier Brandicourt, President and General Manager of our Primary Care Business Unit, filed a Form 3 with the SEC on a timely basis. Due to an inadvertent administrative error by the Company's external plan administrator, the Form 3 included an incorrect number of shares of Pfizer common stock (5,494) held in the Company's Savings Plan. Promptly after being informed of the error, Dr. Brandicourt filed an amendment to the Form 3 reporting the correct number of shares (8,965) held in the Plan.
- Upon his election to the Board of Directors in December 2011, Dr. Tessier-Lavigne filed a Form 3 with the SEC on a timely basis that inadvertently failed to include 104 shares of Pfizer common stock held in a brokerage account that is managed by a portfolio manager. Promptly after being informed of the omission, Dr. Tessier-Lavigne filed an amendment to the Form 3 reporting the ownership of those shares.

REVIEW OF RELATED PERSON TRANSACTIONS

The Company has adopted a Related Person Transaction Approval Policy that is administered by the Corporate Governance Committee. The Policy applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person has a direct or indirect material interest. Under the Policy, Company management determines whether a transaction requires review by the Committee, and transactions requiring review are referred to the Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Committee decides whether or not to approve such transactions and approves only those transactions that are deemed to be in the best interests of the Company. If the Company becomes aware of an existing transaction with a related person that has not been approved under this Policy, the matter is referred to the Committee. The Committee then evaluates all options available, including ratification, revision or termination of such transaction.

TRANSACTIONS WITH RELATED PERSONS

In connection with his retirement in 2001, we entered into a consulting agreement with Mr. Steere, a member of our Board of Directors until April 2011. The agreement provides that Mr. Steere would serve as Chairman Emeritus of the Company and, when and as requested by the Chief Executive Officer, will provide consulting services and advice to the Company and participate in various external activities and events for the benefit of the Company. The term of the agreement, which began on July 1, 2001 after Mr. Steere ceased his employment with the Company, was for five years, with automatic extensions for successive five-year terms, unless Mr. Steere or the Company terminates the agreement at the end of its then-current term. The contract was extended for a five-year term in 2011 and currently extends until mid-2016. Mr. Steere may provide up to 30 days of service per year to the Company, subject to his reasonable availability, for his consulting services or his participation as a Company representative in external activities and events. He must obtain the approval of the Board of Directors before providing any consulting services, advice or service of any kind to any other company or organization that competes with us. For his services and commitments, the Company pays Mr. Steere (i) an annual retainer of $50,000 for his consulting services (subject to his ability to continue to provide the contemplated services), and (ii) an additional fee of $5,000 for each day in excess of 30 days per year that he renders services as described above. We also reimburse him for reasonable expenses that he incurs in providing these services for us.

In addition, under the terms of the agreement, we provide him lifetime access to Company facilities and services comparable to those that were made available to him by the Company prior to his retirement. These include the use of an office and access to the secretarial services of an administrative assistant; access to financial planning services; and the use of a car and driver and of Company aircraft. Mr. Steere has chosen to personally pay for his financial planning services and voluntarily reimburses the Company for all personal use of Company-provided transportation.

We paid Mr. Steere $50,000 in 2011 under the terms of this consulting agreement.

INDEMNIFICATION

We indemnify our Directors and our elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to the Company. This is required under our By-laws, and we have also entered into agreements with those individuals contractually obligating us to provide this indemnification to them.

Proposals Requiring Your Vote

ITEM 1 – ELECTION OF DIRECTORS

Fourteen members of our Board are standing for re-election, to hold office until the next Annual Meeting of Shareholders. A majority of votes cast is required for the election of Directors in an uncontested election (which is the case for the election of Directors at the 2012 Annual Meeting). A majority of the votes cast means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Our Corporate Governance Principles contain detailed procedures to be followed in the event that one or more Directors do not receive a majority of the votes cast at the Annual Meeting.



All Directors stand for re-election every year, and Directors must be elected by a majority of votes cast.

Each nominee elected as a Director will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation or retirement.

Under Pfizer's Corporate Governance Principles, a Director is generally required to retire when he or she reaches age 73 or at the first Annual Meeting of Shareholders following his or her 73rd birthday. On the recommendation of the Corporate Governance Committee, the Board may waive this requirement as to any Director if it deems a waiver to be in the best interests of the Company.

We expect each nominee for election as a Director to be able to serve if elected. If any nominee is not able to serve, proxies may be voted by the Proxy Committee for substitute nominees, unless the Board chooses to reduce the number of Directors serving on the Board.

The Proxy Committee appointed by the Board of Directors intends to vote for the election of each of these nominees, unless you indicate otherwise on the proxy or voting instruction card.

The following pages contain biographical and other information about the nominees, including each nominee's age at the date of the Annual Meeting. Each nominee's current public company directorships, if any, are shown beneath the nominee's photograph; former and non-public company directorships, if any, are noted in the nominee's biographical information. Following each nominee's biographical information, we have provided information concerning the particular experience, qualifications, attributes and/or skills that led the Corporate Governance Committee and the Board to determine that each nominee should serve as a Director. In addition, most of our Directors serve or have served on boards and board committees (including, in many cases, as committee chairs) of other public companies, which we believe provides them with additional board leadership and governance experience, exposure to best practices, and substantial knowledge and skills that further enhance the functioning of our Board.

Your Board of Directors unanimously recommends a vote FOR the election of each of these nominees as Directors.

DENNIS A. AUSIELLO, 66



Position, Principal Occupation and Business Experience:

Jackson Professor of Clinical Medicine at Harvard Medical School and Chief of Medicine at Massachusetts General Hospital since 1996. President of the Association of American Physicians in 2006. Member of the Institute of Medicine of the National Academies of Science and a Fellow of the American Academy of Arts and Sciences. Director of TARIS BioMedical, Inc. and of several non-profit organizations, including the Broad Institute for Human Genetics.

Key Attributes, Experience and Skills:

Dr. Ausiello's experience and training as a practicing physician (Board certified in nephrology), a scientist and a nationally recognized leader in academic medicine enable him to bring valuable insights to the Board, including through his understanding of the scientific nature of our business and the ability to assist us in prioritizing opportunities for drug development. In addition, Dr. Ausiello oversees a large research portfolio and an extensive research and education budget at Massachusetts General Hospital, giving him a critical perspective on drug discovery and development and providing a fundamental understanding of the potential pathways contributing to disease. Through his work as the Chief of Medicine at Massachusetts General Hospital, Dr. Ausiello also brings leadership, oversight and finance experience to the Board.

Director Since: 2006

Board Committees:
Audit, Corporate Governance, Regulatory and Compliance, and Science and Technology

M. ANTHONY BURNS, 69



Position, Principal Occupation and Business Experience:

Chairman Emeritus since 2002, Chairman of the Board from 1985 to 2002, Chief Executive Officer from 1983 to 2000, and President from 1979 to 1999 of Ryder System, Inc., a provider of transportation and logistics services. Life Trustee of the University of Miami. Director of J. C. Penney Company, Inc. from 1988 to May 2011; Stanley Black & Decker, Inc. from March 2010 until May 2010; and The Black & Decker Corporation from 2001 until March 2010.

Key Attributes, Experience and Skills:

As a result of Mr. Burns' long tenure as CEO of Ryder System, he provides valuable business, leadership and management insights into driving strategic direction and international operations, among other things. While at Ryder, Mr. Burns was responsible for Ryder's expansion into international markets, which is important as Pfizer seeks to execute its global growth strategies. In addition, Mr. Burns brings financial expertise to the Board, including through his service on (and in some cases chairmanship of) the audit committees of other public companies, as well as executive compensation experience, including through his service on the compensation committees of several public companies, including prior service on our Compensation Committee. Mr. Burns also served as co-chairman of the Business Roundtable from 1998 to 2001, providing him with exposure to and insight from, CEOs of other large companies.

Director Since: 1988

Board Committees:
Audit and Corporate Governance

Directorship:
Huntsman Corporation

W. DON CORNWELL, 64



Position, Principal Occupation and Business Experience:

Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation from 1988 until his retirement in August 2009 and Vice Chairman until December 2009. Granite Broadcasting Corporation filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in December 2006 and emerged from its restructuring in June 2007. Director of the Wallace Foundation and Trustee of Big Brothers/Sisters of New York and the M.S. Hershey School and Trust from 1995 until 2002.

Key Attributes, Experience and Skills:

Through Mr. Cornwell's 38-year career as an entrepreneur driving the growth of a consumer-focused media company, an executive in the investment banking industry and a director of several significant consumer product and healthcare companies, he has valuable business, leadership and management experience and brings important perspectives on the issues facing our Company. Mr. Cornwell founded and built Granite, a consumer-focused media company, through acquisitions and operating growth, enabling him to provide insight and guidance on strategic direction and growth. Mr. Cornwell's strong financial background, including his work at Goldman Sachs prior to co-founding Granite and his service on the audit and investment committees of other companies, also provides financial expertise to the Board, including an understanding of financial statements, corporate finance, accounting and capital markets.

Director Since: 1997

Board Committees:
Audit (Chair), Compensation, and Regulatory and Compliance

Directorships:
American International Group, Inc. and Avon Products, Inc.

FRANCES D. FERGUSSON, 67



Position, Principal Occupation and Business Experience:

President Emeritus of Vassar College since 2006 and President from 1986 to 2006. Served on the Mayo Clinic Board for 14 years, the last four years as its Chairman, and as President of the Board of Overseers of Harvard University from 2007 through 2008. Director of HSBC Bank USA from 1990 through 2008 and of Wyeth from 2005 until 2009.

Key Attributes, Experience and Skills:

Dr. Fergusson has strong leadership skills, having served as President of Vassar College for 20 years and, during her tenure, developing a long-term financial plan and strengthening the College's financial position. She has also headed strategic planning projects at Vassar and other organizations. Dr. Fergusson's service on the boards of not-for-profit organizations, including the Mayo Clinic (which she chaired from 1988 to 2002), enables her to bring to the Board experience and knowledge of healthcare from alternate perspectives. In addition, Dr. Fergusson's past service on the Wyeth Board of Directors affords her extensive knowledge of Wyeth's business, operations and culture, which brings a connection to that portion of our business and operations.

Director Since: 2009

Board Committees:
Regulatory and Compliance (Chair), Compensation, and Science and Technology

Directorship:
Mattel, Inc.

WILLIAM H. GRAY, III, 70



Position, Principal Occupation and Business Experience:

Chairman of Gray Global Strategies, Inc., a business advisory firm. Co-Chairman of GrayLoeffler, LLC from 2009-2011, a business advisory and consulting firm. Chairman of the Amani Group, its predecessor, from 2004 through September 2009. Pastor Emeritus of the Bright Hope Baptist Church in Philadelphia since 2005. President and Chief Executive Officer of The College Fund/ UNCF (Educational Assistance) from 1991 to 2004. U.S. Congressman from the Second District of Pennsylvania from 1979 to 1991, including service at various times as Budget Committee Chair and House Majority Whip. Director of Visteon Corporation from 2000 until January 2010.

Key Attributes, Experience and Skills:

Mr. Gray's experience as a U.S. Congressman for 12 years, including his service as Budget Committee Chair and House Majority Whip, position him to provide advice and counsel to our Company in a highly regulated industry and to provide guidance in government relations. Mr. Gray also has valuable experience running a national organization on financial literacy and macro-economic policy. Mr. Gray also brings useful corporate governance and compliance insights from, among other things, his role as an Advisory Council Member of the Business Roundtable Institute for Corporate Ethics.

Director Since: 2000

Board Committees:
Corporate Governance (Chair) and Science and Technology

Directorships:
Dell Inc., J. P. Morgan Chase & Co. and Prudential Financial, Inc.

HELEN H. HOBBS, 59



Position, Principal Occupation and Business Experience:

Investigator of the Howard Hughes Medical Institute since 2002, a Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center. In 2007, Dr. Hobbs was elected to the National Academy of Sciences and received the Distinguished Scientist Award from the American Heart Association. In 2005, she became the first recipient of the Clinical Scientist Award from the American Heart Association, and was awarded Germany's Heinrich Wieland Prize. Dr. Hobbs was elected to the Institute of Medicine in 2004 and the American Academy of Arts and Sciences in 2006. She is a member of the American Society of Clinical Investigation and the Association of American Physicians.

Key Attributes, Experience and Skills:

Dr. Hobbs's background reflects great achievements in academia and medicine. She has served as a faculty member at the University of Texas Southwestern Medical Center for more than 20 years, and is a leading geneticist in the arena of metabolism and heart disease, areas in which Pfizer has significant investments and experience. Pfizer expects to benefit from her experience, expertise and achievements in both medicine and science.

Director Since: 2011

Board Committees:
Corporate Governance and Science and Technology

CONSTANCE J. HORNER, 70



Position, Principal Occupation and Business Experience:

Guest Scholar from 1993 until 2005 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government, foreign policy and the social sciences. Commissioner of the U.S. Commission on Human Rights from 1993 to 1998. Served at the White House as Assistant to President George H. W. Bush and as Director of Presidential Personnel from 1991 to 1993. Deputy Secretary, U.S. Department of Health and Human Services, from 1989 to 1991. Director of the U.S. Office of Personnel Management from 1985 to 1989. Fellow, National Academy of Public Administration, and Member of the Board of Trustees of the Prudential Foundation.

Key Attributes, Experience and Skills:

Ms. Horner is well-versed in federal health and health financing policy as well as talent management as a result of her service as the head of the U.S. Office of Personnel Management, which, among other responsibilities, designs and administers the health insurance program for federal employees and retirees and manages policies and programs for the recruitment, training and compensation of the federal workforce; her chairmanship of a White House Competitiveness Council task force making recommendations to improve the drug approval process; and her service as Deputy Secretary of the U.S. Department of Health and Human Services, where she had responsibility for the Food and Drug Administration, the National Institutes of Health, the Public Health Service and the Health Care Financing Administration (now the Center for Medicare and Medicaid Services), lending insight into how the federal government makes health policies that affect Pfizer's ability to create products and get them to the people who need them. In addition, Ms. Horner's government experience positions her to provide oversight to our Company in government relations, including regulatory areas.

Director Since: 1993

Board Committees:
Corporate Governance and Regulatory and Compliance

Directorships:
Ingersoll-Rand plc and Prudential Financial, Inc.

JAMES M. KILTS, 64



Position, Principal Occupation and Business Experience:

Founding Partner, Centerview Capital, a private equity firm, since 2006. Vice Chairman, The Procter & Gamble Company, from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company, from 2001 to 2005 and President, The Gillette Company, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation, from 1998 until its acquisition in 2000. Currently Chairman of The Nielsen Company B.V. Supervisory Board and Non-Executive Chairman of the Board of Nielsen Holdings N.V. Trustee of Knox College and the University of Chicago, and a member of the Board of Overseers of Weill Cornell Medical College. Director of New York Times Company from 2005 until 2008.

Key Attributes, Experience and Skills:

Mr. Kilts' tenure as CEO of Gillette and Nabisco and as Vice Chairman of Procter & Gamble provides valuable business, leadership and management experience, including expertise in cost management, creating value and resource allocation. In addition, Mr. Kilts' knowledge of consumer businesses has given him insights on reaching consumers and on the importance of innovation—both important aspects of Pfizer's business. Through his service on the board of MetLife, an insurance company, Mr. Kilts can offer a view of healthcare from another perspective, and through Mr. Kilts' service on three compensation committees, including ours, he has a strong understanding of executive compensation and related areas.

Director Since: 2007

Board Committees:
Compensation (Chair) and Science and Technology

Directorships:
Meadwestvaco Corporation, MetLife, Inc. and Nielsen Holdings N.V.

GEORGE A. LORCH, 70



Director Since: 2000

Lead Independent Director

Directorships:
Autoliv, Inc. and WPX Energy, Inc.

Position, Principal Occupation and Business Experience:

Chairman Emeritus of Armstrong Holdings, Inc., a global manufacturer of flooring and ceiling materials, since 2000, having served as Chairman and Chief Executive Officer and in other executive capacities with Armstrong Holdings, Inc. and its predecessor, Armstrong World Industries, Inc., from 1993 to 2000. Director of Masonite International, Inc., a non-public company, and also a Director of HSBC Finance Co. and HSBC North America Holding Company, non-public, wholly owned subsidiaries of HSBC LLC. Director of The Williams Companies, Inc. until December 2011.

Key Attributes, Experience and Skills:

Mr. Lorch's service as CEO of Armstrong Holdings provides valuable business, leadership and management experience, including expertise leading a large organization with global operations, giving him a keen understanding of the issues facing a multinational business such as Pfizer's. In addition, Mr. Lorch has significant experience with manufacturing, marketing and branding, all important areas for Pfizer. Mr. Lorch's experience on the board of directors of Autoliv, a non-U.S.-based public company, enables him to bring global perspectives and experience to the Board, including best practices gained from other countries. Moreover, his service on three compensation committees (including ours, until December 2010) has given him a strong understanding of executive compensation and related areas.

JOHN P. MASCOTTE, 72



Director Since: 2009

Board Committees:
Corporate Governance, Regulatory and Compliance, and Science and Technology

Position, Principal Occupation and Business Experience:

Retired President and Chief Executive Officer of Blue Cross and Blue Shield of Kansas City, Inc., a position he held from 1997 through 2001. Former Chairman of Johnson & Higgins of Missouri, Inc. and former Chairman and Chief Executive Officer of The Continental Corporation. Served on the boards of The New York Public Library, Lincoln Center and The Aspen Institute and as Chairman of The Local Initiative Support Corporation, The Aspen Community Foundation and Common Cents. Director of Wyeth from 1995 until 2009.

Key Attributes, Experience and Skills:

Mr. Mascotte's service as CEO of Blue Cross and Blue Shield of Kansas City, Inc., a healthcare insurance company, and as Chairman and CEO of The Continental Corporation, an insurance holding company, for 12 years, provides him with valuable business, leadership and management experience, and enables him to lend insight on an insurance company's perspective of the biopharmaceutical industry. In addition, Mr. Mascotte has significant knowledge of Wyeth's business, operations and culture as a result of his 14 years of service on the Wyeth Board of Directors, which brings a connection to that portion of our business and operations. Mr. Mascotte also brings financial expertise to the Board through his chairmanship of the Audit Committee of Wyeth and his prior work as a certified public accountant and tax specialist.

SUZANNE NORA JOHNSON, 54



Position, Principal Occupation and Business Experience:

Retired Vice Chairman, Goldman Sachs Group, Inc., since 2007. During her 21-year tenure with Goldman Sachs, she served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Healthcare. Board member of the American Red Cross, The Brookings Institution, the Carnegie Institution of Washington and the University of Southern California.

Key Attributes, Experience and Skills:

Ms. Nora Johnson's careers in law and investment banking, including serving in various leadership roles at Goldman Sachs, provide valuable business experience and critical insights on the roles of the law, finance and strategic transactions to our business. In addition, Ms. Nora Johnson's extensive knowledge of healthcare through her role in healthcare investment banking and her involvement with not-for-profit organizations, such as in scientific research (The Carnegie Institution), healthcare policy (RAND Corporation and The Brookings Institution), and healthcare services (the American Red Cross), provide touchstones of public opinion and exposure to diverse, global points of view. Ms. Nora Johnson also brings financial expertise to the Board, providing an understanding of financial statements, corporate finance, accounting and capital markets.

Director Since: 2007

Board Committees:
Audit, Compensation, and Science and Technology

Directorships:
American International Group, Inc., Intuit Inc. and VISA Inc.

IAN C. READ, 58



Position, Principal Occupation and Business Experience:

Chairman and Chief Executive Officer since December 2011. President and Chief Executive Officer from December 2010 until December 2011. Senior Vice President, Group President of the Worldwide Biopharmaceutical Businesses (Primary Care, Specialty Care, Oncology, Established Products and Emerging Markets) from 2006 through December 2010. Since joining Pfizer in 1978 as an operational auditor, Mr. Read has held various positions of increasing responsibility in pharmaceutical operations. He worked in Latin America through 1995, holding positions including Chief Financial Officer, Pfizer Mexico, and Country Manager, Pfizer Brazil. In 1996, Mr. Read was appointed President of Pfizer's International Pharmaceuticals Group, with responsibility for Latin America and Canada. He became Executive Vice President, Europe in 2000, was named a Corporate Vice President in 2001, and assumed responsibility for Canada, in addition to Europe, in 2002. Mr. Read later became accountable for operations in both the Africa/Middle East region and Latin America as well. Serves on the Boards of Pharmaceutical Research and Manufacturers of America (PhRMA), the European Federation of Pharmaceutical Industries and Associations, and the Partnership for New York City. Member of our Executive Leadership Team.

Key Attributes, Experience and Skills:

Mr. Read brings over 30 years of business, operating and leadership experience to the Board. His extensive knowledge of the biopharmaceutical industry in general, and Pfizer's worldwide biopharmaceutical business in particular, provides crucial insight to our Board on the Company's strategic planning and operations. Mr. Read provides an essential link between management and the Board on management's business perspectives, and the combination of his knowledge of the business and his leadership skills make his role as Chairman and CEO optimal at this time. Further, his experience as a member of another public company board provides him with an enhanced perspective on issues applicable to public companies.

Director Since: 2010

Directorship:
Kimberly-Clark Corporation

STEPHEN W. SANGER, 66



Position, Principal Occupation and Business Experience:

Chairman of General Mills, Inc., a packaged food producer and distributor, from 1995 until his retirement in 2008 and its Chief Executive Officer from 1995 to 2007. Former Chairman of the Grocery Manufacturers of America. Recipient of the Woodrow Wilson Award for Public Service in 2009. Chaired the Fiscal Policy Committee of the Business Roundtable and served as a director of Catalyst. Director of General Mills, Inc. from 1992 until 2008.

Key Attributes, Experience and Skills:

With more than 12 years' experience as Chairman and CEO of General Mills, Mr. Sanger has valuable business, leadership and management experience, including experience in acquisitions through the purchase of Pillsbury, creating one of the world's largest food companies. As CEO of General Mills, Mr. Sanger improved sales and market position, developed innovative ideas and streamlined operations, skills from which Pfizer may benefit. In addition, Mr. Sanger has experience leading a company whose products are subject to FDA regulation, lending insight into the regulated nature of our business.

Director Since: 2009

Board Committees:
Audit and Corporate Governance

Directorships:
Target Corporation and Wells Fargo & Company

MARC TESSIER-LAVIGNE, 52



Position, Principal Occupation and Business Experience:

President of The Rockefeller University since March 2011. Between 2003 and 2011, held positions of increasing responsibility at Genentech, where he became Executive Vice President, Research, and Chief Scientific Officer. Susan B. Ford Professor in the School of Humanities and Sciences, and Professor of Biological Sciences and of Neurology and Neurological Sciences, at Stanford University from 2001 to 2003, and a faculty member at the University of California, San Francisco from 1991 to 2001. In addition, Dr. Tessier-Lavigne was a Howard Hughes Medical Institute Investigator from 1994 to 2003. Member of the National Academy of Sciences and its Institute of Medicine, and a Fellow of the Royal Society (UK), the Royal Society of Canada, the Academy of Medical Sciences (UK) and the American Association for the Advancement of Science.

Key Attributes, Experience and Skills:

Dr. Tessier-Lavigne's background reflects great achievements in a wide variety of disciplines. His business experience includes a senior management role at Genentech, demonstrating his understanding of the role of science in business; his achievements and credentials in science and medicine reflect significant medical and scientific knowledge; and his previous and current roles in academia provide an understanding of the role of research in the pharmaceutical industry. Pfizer expects to benefit from his experience and expertise in these and other areas.

Director Since: 2011

Board Committees:
Regulatory and Compliance and Science and Technology

Directorship:
Regeneron Pharmaceuticals, Inc.

ITEM 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors has ratified the Audit Committee's selection of KPMG LLP to serve as our independent registered public accounting firm for 2012.

Representatives of KPMG LLP will be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

We are asking our shareholders to ratify the selection of KPMG LLP as our independent registered public accounting firm. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG LLP to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered a recommendation to the Board of Directors and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders. See "Governance of the Company—Board and Committee Information—The Audit Committee" for additional information on the selection of the independent registered public accounting firm.

Your Board of Directors unanimously recommends a vote FOR the ratification of KPMG LLP as our independent registered public accounting firm for 2012.



The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of Pfizer's independent registered public accounting firm; engages in a comprehensive annual evaluation of the independent auditor's qualifications, performance and independence; and considers the advisability and potential impact of selecting a different independent public accounting firm.

Audit and Non-Audit Fees

The following table shows the fees for professional services rendered by KPMG LLP for the audit of the Company's annual financial statements for the years ended December 31, 2011, and December 31, 2010, and fees billed for other services rendered by KPMG LLP during those periods.

	2011	2010
Audit fees:[1]	$33,063,000	$32,674,000
Audit-related fees:[2]	1,381,000	1,421,000
Tax fees:[3]	4,555,000	4,898,000
All other fees:[4]	0	0
Total	$38,999,000	$38,993,000

(1) Audit fees were principally for audit work performed on the consolidated financial statements and internal control over financial reporting, as well as statutory audits.

(2) Audit-related fees were principally for the audits of employee benefit plans.

(3) Tax fees were principally for services related to tax compliance and reporting and analysis services.

(4) KPMG LLP did not provide any "other services" during the period.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board regarding auditor independence, the Audit Committee has responsibility for appointing, setting the compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management submits for Audit Committee approval a list of services and related fees expected to be rendered during that year within each of four categories of services:

1. ***Audit*** services include audit work performed on the financial statements and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. ***Audit-related*** services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. ***Tax*** services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting.

4. ***All other*** services are those services not captured in the audit, audit-related or tax categories. The Company generally does not request such services from the independent registered public accounting firm.

Prior to engagement, the Audit Committee pre-approves independent registered public accounting firm services within each category, and the fees for each category are budgeted. The Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee has discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 114.

In addition, the Committee has reviewed and discussed with the independent registered public accounting firm the auditor's independence from the Company and its management. As part of that review, the Committee has received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Committee has discussed the independent registered public accounting firm's independence from the Company.

The Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditor's independence. The Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

As part of its responsibilities for oversight of the Company's Enterprise Risk Management process, the Committee has reviewed and discussed Company policies with respect to risk assessment and risk management, including discussions of individual risk areas, as well as an annual summary of the overall process.

The Committee has discussed with the Company's Internal Audit Department and independent registered public accounting firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance and Risk Officer, and representatives of the independent registered public accounting firm, in regular and executive sessions, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the SEC. The Committee has selected, and the Board of Directors has ratified, the selection of the Company's independent registered public accounting firm for 2012.

The Audit Committee



W. Don Cornwell, Chair



Dennis A. Ausiello



M. Anthony Burns



Suzanne Nora Johnson



Stephen W. Sanger

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

ITEM 3 – ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

2011 Advisory Vote on Executive Compensation; Shareholder Outreach

At our 2011 Annual Meeting, our advisory vote on executive pay passed by a vote of 56%. This result was a strong contrast to the 96.8% favorable vote received in 2010. The vote outcome was highly disappointing to Pfizer, its Board of Directors and its Compensation Committee for various reasons, including that our executive pay program itself had remained substantially the same as the program that received 96.8% support the previous year. Based on input from a large number of our shareholders, as well as the reports of proxy advisory firms, we believe that the 2011 voting result was largely attributable to a single event (the compensation associated with a separation agreement entered into in December 2010 with Pfizer's former Chairman and Chief Executive Officer).



Pfizer has been widely recognized for its long-standing shareholder outreach program. Nonetheless, in response to the vote and at the direction of the Compensation Committee, we immediately responded to the 2011 voting results with a broader outreach effort that extended well beyond our largest holders and the proxy voting season. In particular, during 2011 and early 2012 we engaged in robust discussions with institutional investors representing more than 30% of our outstanding shares, as well as individual investors and shareholder advocates, about our executive compensation program and other governance issues.

During 2011 and early 2012, we engaged in robust discussions with institutional investors representing more than 30% of our outstanding shares, as well as individual investors and investor advocates, about our executive compensation program and other governance issues.

We learned from these discussions that our shareholders generally approve of our overall executive compensation program, although many had concerns over the December 2010 separation package, and others offered comments and suggestions about some of our compensation elements and disclosures. For example, some shareholders asked us to provide more details about the selection of our performance metrics; others suggested that the terms of our Performance Share Awards be modified to better align them with our performance as compared with our peers; and others asked for greater clarity about our long-term compensation components. These views—in fact, all of our communications with our owners—were communicated regularly to the Compensation Committee and the full Board.

Consistent with Pfizer's record of shareholder responsiveness, the Compensation Committee considered the matters raised by shareholders in our outreach activities as it evaluated our executive compensation policies and procedures. As a result, we have taken the following principal actions, as discussed in the Compensation Discussion and Analysis, or "CD&A," later in this Proxy Statement:

- We have modified the terms of our Performance Share Awards so that, effective beginning in 2012, they will align more closely with performance.
- We have provided a more detailed explanation of our performance metrics.
- We have provided a more easily understood presentation of our long-term compensation elements, including how long-term compensation is divided among these elements and clarifying that all long-term compensation is in the form of equity.
- We also granted a portion of our long-term compensation in the form of seven-year Total Shareholder Return Units, based upon Pfizer's stock price performance and dividends.
- At the 2011 Annual Meeting, we announced that because a majority of our shareholders had indicated a preference for annual advisory votes on executive compensation, the Company would follow that clear shareholder preference and conduct annual advisory votes.

These and other modifications to our compensation program and disclosures are highlighted in the CD&A.

While the Compensation Committee and the Board believe that the separation agreement for the former Chairman and CEO was appropriate to facilitate the transition to new leadership for the Company, they are aware of the concerns raised by some shareholders. The Committee intends to take those concerns into consideration in the event of future special circumstances.

The Compensation Committee and the Board have carefully evaluated the Company's executive compensation plan, including the feedback received from our shareholders, and we believe that their actions demonstrate our responsiveness to our shareholders on these important issues.

Our Executive Compensation Program

The Compensation Committee also believes that Pfizer's executive compensation program achieves the goals of our executive compensation philosophy. That philosophy, which is set by the Committee, is to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. A significant portion of the total compensation opportunity for each of our executives is directly related to Pfizer's stock price performance and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance against that of our pharmaceutical peer group.



Pfizer's executive compensation program achieves the goals of our executive compensation philosophy—to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success.

We seek to implement our philosophy and achieve the goals of our program by following three key principles:

- positioning total direct compensation and each compensation element at approximately the median of our peer companies, with emphasis on pharmaceutical companies with large market capitalization;
- aligning annual short-term incentive awards with annual operating financial objectives; and
- rewarding absolute and relative performance in total shareholder return through long-term equity incentive awards.

We apply our compensation philosophy, goals and principles as follows:

- Individual compensation elements and total direct compensation are structured to be closely aligned with the median compensation of similarly-sized U.S.-based pharmaceutical companies. Our salary midpoints and target annual short- and long-term incentives continue to approximate competitive medians.
- Our annual incentive program utilizes a pool that is funded based on Pfizer's performance on three financial metrics: total revenue, adjusted diluted earnings per share, and cash flow from operations. The pool funding percentage ranges from 0% to 200% of target award levels; however, the pool is not funded unless performance exceeds a threshold level. Earned individual payouts also range from 0% to 200% of target and reflect allocations from the available earned pool based on corporate, business unit, and individual performance.
- Awards under our Executive Long-Term Incentive Program are aligned with the interests of our shareholders because they deliver value based on relative and absolute shareholder return, encourage stock ownership and promote retention of key talent.
- Our executive compensation structure is designed to deliver a significant portion of our executives' total direct compensation in the form of long-term incentive awards, with targets ranging from approximately 60% to 70% of total direct compensation for our Named Executive Officers.

Further details concerning how we implement our philosophy and goals, and how we apply the above principles to our compensation program, are provided throughout the CD&A. In particular, we discuss how we set compensation targets and other objectives and evaluate performance against those targets and objectives to assure that performance is appropriately rewarded.

Shareholders are urged to read the CD&A and other information in the "Executive Compensation" section of this Proxy Statement. The Compensation Committee and the Board of Directors believe that the information provided in that section demonstrates that our executive compensation program aligns our executives' compensation with Pfizer's short-term and long-term performance and provides the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. Accordingly, the following resolution will be submitted for a shareholder vote at the 2012 Annual Meeting:

> "RESOLVED, that the shareholders of Pfizer Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Securities and Exchange Commission Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative disclosures."

Although the advisory vote is non-binding, the Compensation Committee and the Board will review the results of the vote. Consistent with Pfizer's record of shareholder responsiveness, the Compensation Committee will consider shareholders' concerns and take them into account in future determinations concerning our executive compensation program.

Your Board of Directors unanimously recommends a vote FOR the approval, on an advisory basis, of the compensation of the Company's Named Executive Officers, as stated in the above resolution.

Shareholder Proposals

We expect the following proposals (Items 4 through 7 on the proxy card) to be presented by shareholders at the Annual Meeting. Some of the proposals contain assertions about Pfizer or other statements that we believe are incorrect. We have not attempted to refute all these inaccuracies. However, the Board of Directors has recommended a vote against these proposals for the broader policy reasons set forth following each proposal. The names, addresses and share holdings of any co-filers of these proposals, where applicable, will be supplied upon request.

ITEM 4 – SHAREHOLDER PROPOSAL REGARDING PUBLICATION OF POLITICAL CONTRIBUTIONS

Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, DC 20037, who represents that she owns 1,200 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"Last year the owners of shares representing 4.6% of the votes cast voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

Your Company's Response:

The Board of Directors believes that the Company's current disclosures provide shareholders with comprehensive information on its political contributions. Pfizer complies fully with all federal, state and local laws, including reporting requirements, governing its corporate political and Political Action Committee (PAC) contributions. Pfizer's political contributions disclosure policy provides that "[a]ll federal and state contributions and expenditures made by the Company shall be disclosed semi-annually on the Pfizer Inc. website." This includes contributions to candidates, political committees and political parties, as well as contributions related to ballot measures. The Pfizer PAC and Corporate Political Contributions Report details, by recipient and amount, Pfizer PAC and Pfizer Inc. contributions to political committees, corporate contributions made in state and local elections, and certain contributions to trade associations. The Report also identifies, by name and title, each member of the Political Contributions Policy Committee (PCPC) and Pfizer PAC Steering Committee. The PCPC oversees the day-to-day operations of the PAC, including all PAC solicitations, and the Pfizer PAC Steering Committee reviews and approves all political contribution requests.

In addition, Pfizer asks trade associations receiving $100,000 or more from the Company in a given year to report to us the portion of Pfizer dues/payments used for political expenditures/ contributions. We voluntarily include this information in the Report and on our website. Prior to publication, the PAC and Corporate Political Contributions Report is presented to the Board. We encourage shareholders to view the report on our corporate website at: www.pfizer.com/about/ corporate_governance/political_action_committee_report.jsp.

We regularly re-evaluate our reporting practices to ensure that the Company's disclosure practices and policies meet the needs of our shareholders and other stakeholders; as part of this process, we speak with representatives from many shareholder and stakeholder groups. In 2011, the Company adopted a policy that prohibits employees from directly making independent expenditures using corporate treasury funds. This type of expenditure, which would permit employees to expressly advocate the election or defeat of a clearly identified candidate, was the subject of the United States Supreme Court's 2010 decision in *Citizens United v. Federal Election Commission*. We adopted our policy prohibiting such payments to demonstrate our responsiveness to shareholder concerns prompted by the Supreme Court's decision.

The Board believes that adopting this proposal is not in the best interests of the Company and its shareholders and, furthermore, that the proponent's request—specifically, that these contributions be published in certain U.S., local, and national newspapers and additional shareholder reports—would be an unnecessary expenditure of corporate resources and would not be useful to shareholders.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 5 – SHAREHOLDER PROPOSAL REGARDING ACTION BY WRITTEN CONSENT

Mr. William Steiner, 112 Abbottsford Gate, Piermont, New York 10968, who represents that he owns 12,700 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

In spite of our company trying to create the impression that it is shareholder-friendly, our company used corporate money to tilt the vote against widely-supported shareholder proposals in 2011. This included shareholder proposals for a shareholder right to act by written consent and a shareholder proposal for 10% of shareholders to call a special meeting. As a result the strong 2011 shareholder support for these topics was probably understated.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent—Yes on 5.**

Your Company's Response:

The Board of Directors believes that important matters should be the subject of the annual meeting of shareholders or a special meeting of shareholders, either of which would provide the opportunity for discussion and interaction among the Company's shareholders so that all points of view may be considered prior to a vote. Special meetings of shareholders, which can be called by either the Board or shareholders representing 20% of the outstanding Pfizer common stock, help ensure that significant corporate actions are taken when there is a clear consensus that such action is prudent and in the best interests of shareholders. This approach also helps ensure that the Company governs its affairs in the fairest, most efficient and cost-effective manner consistent with legal, regulatory and internal requirements.

In contrast, this proposal would allow critical actions to be approved without the benefit of a meeting and without proper notice to all shareholders and the Company. If adopted, we believe this proposal could disenfranchise many shareholders—particularly smaller shareholders—on potentially critical matters that should be presented at an appropriately called annual or special meeting. At the 2010 annual meeting, a Company-sponsored resolution to reduce the percentage of shares required for shareholders to call a special meeting passed overwhelmingly. That vote demonstrates that shareholders consider the ability to call a special meeting an important part of shareholder empowerment, which could be jeopardized by this proposal.

This proposal also should be evaluated in the context of the Company's overall corporate governance record. Pfizer is a leader in providing opportunities for active engagement with shareholders. More importantly, the Board has not merely listened to shareholders; it has acted on their suggestions and implemented a number of their recommendations. Actions such as eliminating the "poison pill," super-majority vote requirements and the classified board; embracing majority voting for Directors; and, more recently, allowing shareholders to call special meetings, demonstrate the Company's ongoing commitment to good governance practices. The Company takes pride in its responsiveness to shareholders and its status as a leader in good governance, and we believe in maintaining policies and practices that serve the interests of all shareholders. This proposal would not do so.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 6 – SHAREHOLDER PROPOSAL REGARDING SPECIAL SHAREHOLDER MEETINGS

Mr. Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, New York 11021, who represents that he owns 1,240 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

In spite of our company trying to create the impression that it is shareholder-friendly, our company used corporate money to tilt the vote against widely-supported shareholder proposals in 2011. This included shareholder proposals for a shareholder right to act by written consent and a shareholder proposal for 10% of shareholders to call a special meeting. As a result the strong 2011 shareholder support for these topics was probably understated.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings—Yes on 6.**

Your Company's Response:

Shareholder meetings are serious events that consume significant corporate time and resources. Preparing for a shareholder meeting requires substantial attention from Pfizer's Board of Directors, officers and employees, thus diverting attention away from their primary function of operating the business in the best interests of the shareholders. Allowing a small minority of shareholders, including those who could borrow shares from other shareholders in order to vote on a particular issue, to call special meetings for any reason could be detrimental to shareholders. Accordingly, the Board believes it is important that the ownership threshold to call special meetings strike the right balance between enhancing shareholder rights and protecting against the risk that a small minority of shareholders, including those with special interests, could call special meetings, with the resulting expense and disruption to our business.

The Board has been considering this subject, and discussing it with shareholders, since 2008. Based on those discussions, the Board continues to believe that the current 20% ownership threshold to call special meetings strikes a reasonable and appropriate balance of the above factors.

Your Board of Directors unanimously recommends a vote AGAINST this Proposal.

ITEM 7 – SHAREHOLDER PROPOSAL REGARDING ADVISORY VOTE ON DIRECTOR PAY

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, California 90043, who represents that he owns 200 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

Resolved: Shareholders request that our Board of Directors adopt a policy that provides shareholders the opportunity, at each annual meeting, to vote on an advisory proposal, prepared by the Board of Directors, to ratify the pay given members of our Board of Directors as disclosed in the proxy statement. The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any pay given to any director.

The proxy advisory firms Institutional Shareholder Services and Glass Lewis each recommended that shareholders of at least one major company vote in favor of a 2011 shareholder proposal on this topic. A shareholder proposal with similarities to this proposal won 55%-support at a major company in 2010.

This proposal is similar to our management's proposal on this same ballot enabling us to cast a vote in regard to the pay of our executives. This shareholder proposal simply extends the shareholder voting opportunity to apply to our directors.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent research firm rated our company "D" with "High Concern" for executive pay—$20 million for former CEO Jeffrey Kindler. The 2010 increase in pension amount for our CEO Ian Read was $10 million. Apparently as a result of these excesses each member of our executive pay committee received our highest negative votes.

Three of our directors had long-tenure of 15 to 23 years. These long-tenure directors held 6 seats on our most important board committees. This included Don Cornwell's chairmanship of our Audit Committee. Long-tenured directors can often form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight.

William Gray was designated as a "Flagged (Problem) Director" by The Corporate Library because of his responsibilities on the Visteon board leading up to its bankruptcy. Mr. Gray was even allowed on our nomination committee.

In spite of our company trying to create the impression that it is shareholder-friendly, our company used corporate money to tilt the vote against widely-supported shareholder proposals in 2011. This included shareholder proposals for a shareholder right to act by written consent and a shareholder proposal for 10% of shareholders to call a special meeting. As a result the strong 2011 shareholder support for these topics was probably understated.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Director Pay—Yes on 7.

Your Company's Response:

The Board of Directors believes that Pfizer's compensation program for non-employee Directors is reasonable and appropriate for a company of Pfizer's size and scope, and justified in view of the substantial amounts of time Directors devote to the Company throughout the year. The program provides that Directors receive 50% of their compensation for Board service in the form of equity that may not be disposed of until a Director retires from the Board, thus aligning the interests of the Directors with those of our shareholders. Moreover, there is a robust process for evaluating non-employee Director compensation, including review by an independent consulting firm.

Furthermore, the Board believes that its corporate governance practices provide numerous ways for shareholders to express their views to the Directors on the matters noted in the supporting statement or otherwise. For example, all Directors are elected annually; to be elected in an uncontested election, a Director must receive a majority of votes cast; and shareholders and other stakeholders can contact our Directors through a variety of methods. In addition, notwithstanding the claims made in the supporting statement, each of our Directors who stood for election at the 2011 Annual Meeting received more than 93% of the votes cast at the Meeting.

Neither this proposal nor the proponent's supporting statement provides any rationale supporting the submission of Director compensation to an advisory vote. The proponent notes that in 2010 a similar proposal received 55% of the votes cast by shareholders of a "major company" and that in 2011 certain proxy advisory firms recommended that shareholders of "at least one major company" vote in favor of a proposal on this topic. However, no company is identified, nor does the proponent even suggest that any such company has any characteristics similar to those of Pfizer. In fact, neither the proposal nor the supporting statement provides any indication that our Directors receive inappropriate or excessive compensation.

Finally, there is no connection between the proponent's criticisms and Director compensation, nor does the proposal or the supporting statement indicate how any of the criticisms would be addressed—much less remedied—by the proposed advisory vote.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

Executive Compensation

Table of Contents

Executive Summary

Pfizer's Pay for Performance Philosophy, Goals and Principles

Pfizer's compensation philosophy, which is set by the Compensation Committee, is to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success.

The Global Performance Plan ("GPP"), our annual incentive program, is funded based on Pfizer's performance on three financial metrics: total revenue, adjusted diluted earnings per share, and cash flow from operations. The GPP pool is not funded unless performance exceeds a threshold level of performance. Individual awards are earned based on the available earned pool, Business Unit/Function performance, and the achievement of annual performance objectives for the individual.

Our annual long-term incentive awards are aligned with the interests of our shareholders because they deliver value based on absolute and relative shareholder return, encourage stock ownership and promote retention of key talent.

A significant portion of the total compensation opportunity for each of our executives (including the Named Executive Officers, or "NEOs") is directly related to Pfizer's stock price performance and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance against that of our pharmaceutical peer group.

2011 PERFORMANCE OVERVIEW

2011 was a year marked by ongoing change throughout Pfizer brought about by a difficult market environment, increased pricing pressures and the loss of exclusivity of Lipitor. We were driven by our commitment to be a focused, innovative biopharmaceutical company positioned to deliver value for our shareholders. Under the leadership of Ian C. Read, we set a course to redefine and strengthen Pfizer, driven by four imperatives:

Improving the performance of our innovative core:

- We reduced our adjusted Research and Development spend for 2011 by nearly a billion dollars compared to 2010 and increased the focus of our R&D investments to our high-priority therapeutic areas including Cardiovascular, Metabolic and Neuroendocrine Diseases, Immunology and Inflammation, Neuroscience and Pain, Oncology and Vaccines.
- We saw steady progress in our late stage pipeline with over five approvals in the U.S. and E.U.
- We advanced approximately 30 programs in our early- and mid-stage (Phase I and II) pipeline.
- We continued to invest in our R&D network and the capabilities designed to drive biomedical innovation.

Maximizing capital allocation and growth opportunities:

- We met or exceeded all elements of 2011 financial guidance.
- We generated $1.5 billion of operating cash flow incremental to the 2011 operating plan through various finance and business operations initiatives.
- We returned $15.2 billion in capital to shareholders through dividend payments and share repurchases.
- We completed the divestiture of Capsugel and successfully closed the acquisition of King Pharmaceuticals, Inc. and Ferrosan's Consumer Health business.

Earning respect from society:

- We continued to help qualified uninsured and underinsured patients access medicines for free or at a savings through the "Pfizer Helpful Answers" program in the U.S.
- Globally, we extended our commitment to help nations achieve the UN Millennium Goals, particularly in Healthcare.
- We engaged government leaders on the value of our medicines and our contribution to the economy.

Creating an ownership culture:

- We designed a culture model to encourage employee ownership, collaboration and initiative; to build a strong, engaged leadership team; and to develop key talent.
- We continued to develop diverse talent at senior levels and in the talent pipeline.

ELEMENTS OF EXECUTIVE COMPENSATION

ELEMENT	TYPE	TERMS
Annual Long-Term Incentive Compensation (100% Equity)	Restricted Stock Units (RSUs) (representing 25% of total annual grant value)	• RSUs generally vest three years from the grant date • Dividend equivalent units (DEUs) are accumulated on RSUs during the vesting period • Both RSUs and DEUs are paid in shares of Pfizer common stock and only on vesting*
	5- and 7-Year Total Shareholder Return Units (5-Year and 7-Year TSRUs) (each representing 25% of total annual grant value)	• 5- and 7-Year TSRUs generally vest three years from the grant date and are settled five or seven years from the grant date, respectively • Dividend equivalents are accumulated on TSRUs during the five- or seven-year term • The number of shares that may be earned for each TSRU is equal to the difference between the settlement price (the 20-day average of the closing prices of Pfizer common stock prior to settlement) and the grant price (the closing price of Pfizer common stock on the date of grant) plus the value of dividend equivalents accumulated over the term, subject to the results being positive • Both 5- and 7-Year TSRUs are paid in shares of Pfizer common stock on settlement
	Performance Share Awards (PSAs) (representing 25% of total annual grant value)	• PSAs generally vest three years from the grant date • The performance period for PSAs is three years • The number of shares that may be earned over the performance period is based on Pfizer's Total Shareholder Return (TSR, defined as change in stock price plus dividends) relative to the TSR of our pharmaceutical peer group (see "Performance Share Awards") and ranges from 0% to 200% of the initial award • Dividend equivalents are applied to the number of shares actually earned under the award • PSAs are paid in shares of Pfizer common stock
Cash	Salary	• The fixed amount of compensation for performing day-to-day responsibilities. Generally eligible for increase annually, depending on market movement, performance and internal equity
	Annual Short-Term Incentive/GPP	• Provides the opportunity for competitively-based annual incentive awards for achieving Pfizer's short-term financial goals and other strategic objectives measured over the current year
Retirement	Pension	• Provides retirement income for eligible participants based on years of service and highest average earnings up to tax code limitations
	Supplemental Pension	• Provides retirement income, on a non-qualified basis, relating to compensation in excess of tax code limitations under the same formula as the qualified pension noted above
	Savings Plan	• A qualified 401(k) plan that provides participants with the opportunity to defer a portion of their compensation, up to tax code limitations, and receive a company matching contribution
	Supplemental Savings Plan	• Extends the Savings Plan, on a non-qualified basis, for compensation in excess of the tax code limitations under the same terms
Other	Perquisites	• Certain other benefits provided to executives by the Company

* Unless automatically deferred due to Section 162(m) of the Internal Revenue Code (the "IRC").

2011 Annual Incentive Awards

The GPP is funded based on Pfizer's performance on three financial metrics:

- Total revenue,
- Adjusted diluted earnings per share (EPS), and
- Cash flow from operations.



Annual incentive awards for our executives, including the NEOs, were based on both individual performance and the Company's strong 2011 operating performance. Long-term compensation for our executives is delivered entirely in the form of equity awards.

The Company exceeded the target goals for 2011 set by the Committee for annual incentive purposes. These targets for compensation purposes were set by the Committee based on its evaluation of the budget amounts and its determination that there was a sufficient degree of stretch in the targets.



$62.2B
Threshold
$66.8B
Target
$67.0B
Actual
$1.99
Threshold
$2.20
Target
$2.27
Actual
$13.3B
Threshold
$16.8B
Target
$17.5B
Actual
TOTAL REVENUE
ADJUSTED DILUTED EPS
CASH FLOW FROM OPERATIONS

See the footnotes to "Financial Results for Annual Incentive Purposes" on page 54.

Actual annual incentive awards for our executives, including the NEOs, are determined based on the pool funding, using the above objective performance measures for the Company, and adjusted for individual and Business Unit/Function performance. Annual incentives for 2011 were determined in February 2012. The awards were based on both individual performance and the Company's strong 2011 operating performance, which exceeded the target goals for 2011 set by the Committee for annual incentive purposes.

2011 Long-Term Incentive Awards (Equity)

Long-term compensation for our executives, including the NEOs, is delivered entirely in the form of equity awards. In February 2011, executives received long-term equity incentive awards consisting of Total Shareholder Return Units (TSRUs), Performance Share Awards (PSAs), and Restricted Stock Units (RSUs). Except for Mr. Read, who received an additional grant of 7-Year premium-priced TSRUs in connection with his election as President and Chief Executive Officer, the long-term incentive grant value was equally divided among 5- and 7-Year TSRUs, PSAs, and RSUs. The grant value of each NEO's long-term equity incentive award was based on competitive market data, relative duties and responsibilities, the individual's future advancement potential, his or her impact on Pfizer's results and for retention purposes.

2011 Compensation for our NEOs

NAME	2011 SALARY	2011 ANNUAL INCENTIVE AWARD[1]	2011 LONG-TERM INCENTIVE GRANT VALUE[2]	TOTAL	% OF PERFORMANCE-BASED COMPENSATION
I. Read[3]	$1,700,000	$3,500,000	$11,800,000	$17,000,000	90%
F. D'Amelio	$1,200,000	$1,440,000	$ 3,600,000	$ 6,240,000	81%
M. Dolsten	$1,100,000	$1,490,000	$ 3,600,000	$ 6,190,000	82%
A. W. Schulman	$ 900,000	$1,190,000	$ 3,000,000	$ 5,090,000	82%
D. Simmons	$ 850,000	$1,135,000	$ 2,800,000	$ 4,785,000	82%

(1) Awarded in February 2012 for 2011 performance.

(2) Granted on February 24, 2011.

(3) Effective January 1, 2011, Mr. Read's base salary was set at $1.7 million, his annual incentive target was $2.6 million, and his long-term target was $10.0 million.

RECENT COMMITTEE ACTIONS

We took a number of actions during 2011 to make our executive compensation program more reflective of our performance and more responsive to shareholder interests. These actions included the following:

TOPIC	ACTION	RATIONALE
Frequency of future advisory votes on executive compensation	Adopted annual advisory vote on executive compensation	To be responsive to shareholder preference for annual advisory votes
Annual Short-Term Incentive (GPP) pool	After review, confirmed that the metrics used to fund the pool continue to support the Company's annual operating plan; revised weightings from 33-1/3% each to 40% for total revenue, 40% for adjusted diluted EPS and 20% for cash flow from operations	Revenue is a leading indicator of performance and value creation; EPS is a strong indicator of sustained performance over the long term; cash flow generates cash to fund short-term operations and to fund dividends and stock repurchases, and encourages expense control
Annual Executive Long-Term Incentive Program	Beginning in 2011, denominated 25% of long-term incentive value as 7-Year Total Shareholder Return Units (TSRUs), replacing Short-Term Incentive Shift Awards (STI Shift Awards)	Consistent with the intent to grant STI Shift Awards only during a limited period (2008-2010), 7-Year TSRUs more closely align with long-term shareholder interests since these Units provide value based on Pfizer's total shareholder return over a seven-year performance period
Worldwide Research and Development (WRD) Portfolio Performance Share Long-Term Incentives	For grants commencing in 2012, designed a new long-term incentive vehicle for eligible WRD colleagues in the form of Portfolio Performance Shares, with payouts based on the achievement of WRD performance goals supporting the pipeline portfolio; members of the Executive Leadership Team, including the NEOs, do not participate in the WRD program	Closer alignment with WRD's strategy to drive sustained progress on the product portfolio and create shareholder value
Share Ownership Requirements	Effective in 2011, increased share ownership requirements for the CEO to 6 times base salary from 5 times base salary	Consistent with leading practices and shareholder advisory group standards
Compensation Committee Charter	Revised the Charter to include responsibility for consulting with and considering the recommendations of the Regulatory and Compliance Committee regarding "clawbacks" of incentive compensation	Responsive to shareholder concerns; supports ongoing compliance responsibilities and aligned with Regulatory and Compliance Committee Charter
Performance Share Awards (PSAs)	Effective with grants commencing in 2012, revised the method for calculating Total Shareholder Return for purposes of evaluating performance under PSAs from single end-to-end closing stock prices to the 20-day average closing stock prices prior to the beginning and end of the performance periods and adjusted the payout matrix to better align with performance	Aligned with performance and market practice; minimizes the effect of a single day stock price volatility

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis section of the Company's 2012 Proxy Statement. Based on our review and discussions, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Pfizer's 2012 Proxy Statement.

The Compensation Committee



James M. Kilts, Chair



Frances D. Fergusson



W. Don Cornwell



Suzanne Nora Johnson

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or "CD&A," describes Pfizer's executive compensation program for 2011 and certain elements of the 2012 program. We use this program to attract, motivate and retain the colleagues who lead our business. In particular, this CD&A explains how the Compensation Committee (the "Committee") of the Board of Directors (the "Board") made 2011 compensation decisions for our executives, including the following Named Executive Officers (the "NEOs"):

- Ian C. Read, Chairman and Chief Executive Officer ("CEO");
- Frank A. D'Amelio, Executive Vice President, Business Operations and Chief Financial Officer ("CFO");
- Dr. Mikael Dolsten, President, Worldwide Research and Development;
- Amy W. Schulman, Executive Vice President and General Counsel, and President and General Manager, Nutrition; and
- David Simmons, President and General Manager, Emerging Markets and Established Products.

This CD&A is divided into two sections:

Section 1 discusses our 2011 performance, the Committee's actions in 2011 and early 2012, our compensation practices and the compensation decisions for our NEOs.

Section 2 discusses our compensation framework in greater detail.



In 2011 – a year marked by ongoing change, a difficult market environment, increased pricing pressures and the loss of exclusivity of Lipitor – we met or exceeded every aspect of our financial guidance.

SECTION 1

2011 PERFORMANCE OVERVIEW

2011 was a year marked by ongoing change throughout Pfizer brought about by a difficult market environment, increased pricing pressures and the loss of exclusivity of Lipitor. We were driven by our commitment to be a focused, innovative biopharmaceutical company positioned to deliver value for our shareholders. Under the leadership of Ian C. Read, we set a course to redefine and strengthen Pfizer. Four imperatives drove our actions to address these challenges:

- ***Improving the Performance of Our Innovative Core*** *by generating a portfolio of differentiated medicines and creating a culture of ownership and decisiveness in research.*
- ***Maximizing Capital Allocation and Growth Opportunities*** *by developing a corporate strategic plan to maximize capital allocation across the business portfolio and achieve targeted growth on core assets.*
- ***Earning Respect from Society*** *by continuing to maintain and improve Pfizer's strong reputation with our customers, the communities in which we operate, our shareholders, and the investor community.*
- ***Creating an Ownership Culture*** by instilling a culture of confidence and making Pfizer a great place to work.

We took significant actions to insure the future of our innovative core by restructuring our research organization and providing the resource base, the talent, the time and the stability to produce for the organization.

We met or exceeded every aspect of our financial guidance. We made swift decisions to maximize our capital allocation across the business portfolio and evaluated strategic alternatives for our Animal Health and Nutrition businesses. We returned more than $15 billion to shareholders through dividends and share repurchases.

We maintained and improved Pfizer's strong reputation with our customers, the communities in which we operate, and our shareholders through our outreach and communications programs.

We continued in our efforts to instill a culture of confidence by building a strong and engaged leadership team, developing diverse talent at senior levels and in the talent pipeline and by making Pfizer a great place to work.

RECENT COMMITTEE ACTIONS

We took a number of actions during 2011 to make our executive compensation program more reflective of our performance and more responsive to shareholder interests. These actions included the following:

TOPIC	ACTION	RATIONALE
Frequency of future advisory votes on executive compensation	Adopted annual advisory vote on executive compensation	To be responsive to shareholder preference for annual advisory votes
Annual Short-Term Incentive (GPP) pool	After review, confirmed that the metrics used to fund the pool continue to support the Company's annual operating plan; revised weightings from 33-1/3% each to 40% for total revenue, 40% for adjusted diluted EPS and 20% for cash flow from operations	Revenue is a leading indicator of performance and value creation; EPS is a strong indicator of sustained performance over the long term; cash flow generates cash to fund short-term operations and to fund dividends and stock repurchases, and encourages expense control
Annual Executive Long-Term Incentive Program	Beginning in 2011, denominated 25% of long-term incentive value as 7-Year Total Shareholder Return Units (TSRUs), replacing Short-Term Incentive Shift Awards (STI Shift Awards)	Consistent with the intent to grant STI Shift Awards only during a limited period (2008-2010), 7-Year TSRUs more closely align with long-term shareholder interests since these units provide value based on Pfizer's total shareholder return over a seven-year performance period
Worldwide Research and Development (WRD) Portfolio Performance Share Long-Term Incentives	For grants commencing in 2012, designed a new long-term incentive vehicle for eligible WRD colleagues in the form of Portfolio Performance Shares, with payouts based on the achievement of WRD performance goals supporting the pipeline portfolio; members of the Executive Leadership Team, including the NEOs, do not participate in the WRD program	Closer alignment with WRD's strategy to drive sustained progress on the product portfolio and create shareholder value
Share Ownership Requirements	Effective in 2011, increased share ownership requirements for the CEO to 6 times base salary from 5 times base salary	Consistent with leading practices and shareholder advisory group standards
Compensation Committee Charter	Revised the Charter to include responsibility for consulting with and considering the recommendations of the Regulatory and Compliance Committee regarding "clawbacks" of incentive compensation	Responsive to shareholder concerns; supports ongoing compliance responsibilities and aligned with Regulatory and Compliance Committee Charter
Performance Share Awards (PSAs)	Effective with grants commencing in 2012, revised the method for calculating Total Shareholder Return for purposes of evaluating performance under PSAs from single end-to-end closing stock prices to the 20-day average closing stock prices prior to the beginning and end of the performance periods and adjusted the payout matrix to better align with performance	Aligned with performance and market practice; minimizes the effect of a single day stock price volatility

RESPONSE TO 2011 SAY ON PAY VOTE AND SHAREHOLDER OUTREACH



During 2011 and early 2012, we engaged in robust discussions with institutional investors representing more than 30% of our outstanding shares, as well as individual investors and investor advocates, about our executive compensation program and other governance issues.

At our 2011 Annual Meeting, our advisory vote on executive pay passed by a vote of 56%. This result was a strong contrast to the 96.8% favorable vote received in 2010. The vote outcome was highly disappointing to Pfizer, its Board of Directors and its Compensation Committee for various reasons, including that our executive pay program itself had remained substantially the same as the program that received 96.8% support the previous year. Based on input from a large number of our shareholders, as well as the reports of proxy advisory firms, we believe that the 2011 voting result was largely attributable to a single event (the compensation associated with a separation agreement entered into in December 2010 with Pfizer's former Chairman and Chief Executive Officer).

Pfizer has been widely recognized for its long-standing shareholder outreach program. Nonetheless, in response to the vote and at the direction of the Compensation Committee, we immediately responded to the 2011 voting results with a broader outreach effort that extended well beyond our largest holders and the proxy voting season. In particular, during 2011 and early 2012 we engaged in robust discussions with institutional investors representing more than 30% of our outstanding shares, as well as individual investors and shareholder advocates, about our executive compensation program and other governance issues.

We learned from these discussions that our shareholders generally approve of our overall executive compensation program, although many had concerns over the December 2010 separation package, and others offered comments and suggestions about some of our compensation elements and disclosures. For example, some shareholders asked us to provide more details about the selection of our performance metrics; others suggested that the terms of our Performance Share Awards be modified to better align them with our performance as compared with our peers; and others asked for greater clarity about our long-term compensation components. These views—in fact, all of our communications with our owners—were communicated regularly to the Compensation Committee and the full Board.

Consistent with Pfizer's record of shareholder responsiveness, the Compensation Committee considered the matters raised by shareholders in our outreach activities as it evaluated our executive compensation policies and procedures. As a result, we have taken the following principal actions, as discussed elsewhere in this CD&A.

- We have modified the terms of our Performance Share Awards so that, effective in 2012, they will align more closely with performance (see "Key Compensation Actions for 2011—Performance Share Awards" on page 56 for more information).
- We have provided a more detailed explanation of our performance metrics for annual incentive purposes (see "Annual Incentive Compensation Criteria" on page 54).
- We have provided a more easily understood presentation of our long-term compensation elements (see "Elements of Executive Compensation, Annual Long-Term Incentive Compensation" on page 51), including how long-term compensation is divided among these elements and clarifying that all long-term compensation is in the form of equity.
- We also granted a portion of our long-term compensation in the form of seven-year Total Shareholder Return Units, based upon Pfizer's stock price performance and dividends.
- At the 2011 Annual Meeting, we announced that because a majority of our shareholders had indicated a preference for annual advisory votes on executive compensation, the Company would follow that clear shareholder preference and conduct annual advisory votes.

These and other modifications to our compensation program and disclosures are highlighted in this CD&A.



Pfizer continues to implement and maintain leading practices in our compensation program.

While the Compensation Committee and the Board believe that the separation agreement with our former Chairman and CEO was appropriate to facilitate the transition to new leadership for the Company, they are aware of the concerns raised by some shareholders. The Committee intends to take those concerns into consideration in the event of future special circumstances.

The Compensation Committee and the Board have carefully evaluated the Company's executive compensation program, including the feedback received from our shareholders, and we believe that their actions demonstrate our responsiveness to our shareholders on these important issues.

OUR COMPENSATION PRACTICES

Pfizer continues to implement and maintain leading practices in its compensation program and related areas. These practices include the following:

- We prohibit our executives and Directors from hedging, or engaging in any derivatives trading, with respect to Company shares (see "Derivatives Trading" below).
- We do not provide tax "gross-ups" for perquisites provided to our executive officers, other than in the case of certain relocation expenses, consistent with our relocation policy (see "Perquisites" below).
- We require our executive officers to meet stock ownership requirements, and we prohibit them from selling any shares (except to meet tax withholding obligations) if doing so would cause them to fall below required levels (see "Stock Ownership and Holding Requirements" below). Effective January 1, 2011, the ownership requirement for our CEO was increased to 6 times base salary from 5 times base salary. We also have stock ownership requirements for our Directors, as discussed elsewhere in this Proxy Statement.
- Our equity incentive plan prohibits the repricing or exchange of equity awards without shareholder approval.
- Our annual equity awards provide for minimum three-year vesting, except in limited circumstances involving certain terminations of employment, and we have not granted stock options to executive officers since 2007.
- None of our executive officers has an employment agreement with the Company.
- To the extent permitted by law, we can recover cash- or equity-based compensation paid to executives in various circumstances, including where the compensation is based upon the achievement of specified financial results that are the subject of a subsequent restatement (see "Compensation Recovery" below).
- Our executive compensation program includes a number of controls that mitigate risk, including executive stock ownership requirements and, under certain circumstances, our ability to recover compensation paid to executives, each as mentioned above.
- The Committee has engaged an independent compensation consultant that has no other ties to the Company or its management and that meets stringent selection criteria (see "Role of Compensation Consultant" below).
- We maintain a robust investor outreach program that enables us to obtain ongoing feedback concerning our compensation program, as well as how we disclose that program. In 2011, as has been the case for many years, we not only listened to our investors' views; we actively sought out those views and welcomed and implemented a number of their suggestions (see "Response to 2011 Say on Pay Vote and Shareholder Outreach" above).

ELEMENTS OF EXECUTIVE COMPENSATION

ELEMENT	TYPE	TERMS
Annual Long-Term Incentive Compensation (100% Equity)	**Restricted Stock Units (RSUs)** (representing 25% of total annual grant value)	• RSUs generally vest three years from the grant date • Dividend equivalent units (DEUs) are accumulated on RSUs during the vesting period • Both RSUs and DEUs are paid in shares of Pfizer common stock and only on vesting*
	5- and 7-Year Total Shareholder Return Units (5-Year and 7-Year TSRUs) (each representing 25% of total annual grant value)	• 5- and 7-Year TSRUs generally vest three years from the grant date and are settled five or seven years from the grant date, respectively • Dividend equivalents are accumulated on TSRUs during the five- or seven-year term • The number of shares that may be earned for each TSRU is equal to the difference between the settlement price (the 20-day average of the closing prices of Pfizer common stock prior to settlement) and the grant price (the closing price of Pfizer common stock on the date of grant) plus the value of dividend equivalents accumulated over the term, subject to the results being positive • Both 5- and 7-Year TSRUs are paid in shares of Pfizer common stock on settlement
	Performance Share Awards (PSAs) (representing 25% of total annual grant value)	• PSAs generally vest three years from the grant date • The performance period for PSAs is three years • The number of shares that may be earned over the performance period is based on Pfizer's Total Shareholder Return (TSR, defined as change in stock price plus dividends) relative to the TSR of our pharmaceutical peer group (see "Performance Share Awards") and ranges from 0% to 200% of the initial award • Dividend equivalents are applied to the number of shares actually earned under the award • PSAs are paid in shares of Pfizer common stock
Cash	Salary	• The fixed amount of compensation for performing day-to-day responsibilities. Generally eligible for increase annually, depending on market movement, performance and internal equity
	Annual Short-Term Incentive/GPP	• Provides the opportunity for competitively-based annual incentive awards for achieving Pfizer's short-term financial goals and other strategic objectives measured over the current year
Retirement	Pension	• Provides retirement income for eligible participants based on years of service and highest average earnings up to tax code limitations
	Supplemental Pension	• Provides retirement income, on a non-qualified basis, relating to compensation in excess of tax code limitations under the same formula as the qualified pension noted above
	Savings Plan	• A qualified 401(k) plan that provides participants with the opportunity to defer a portion of their compensation, up to tax code limitations, and receive a company matching contribution
	Supplemental Savings Plan	• Extends the Savings Plan, on a non-qualified basis, for compensation in excess of the tax code limitations under the same terms
Other	Perquisites	• Certain other benefits provided to executives by the Company

* Unless automatically deferred due to IRC Section 162(m).

KEY COMPENSATION ACTIONS FOR 2011

The following highlights the Committee's key compensation decisions for 2011, as reported in the 2011 Summary Compensation Table. These decisions were made with the advice of the Committee's independent consultant, Frederic W. Cook & Co. (see "Role of Compensation Consultant" below), and are discussed in greater detail elsewhere in this CD&A.

CEO Compensation

Effective January 1, 2011, in connection with the election of Mr. Read as President and CEO in December 2010, the Committee adjusted his salary grade to reflect the change in his position to CEO and made a number of adjustments to his compensation effective January 1, 2011.

- His base salary was set at $1.7 million;
- His annual incentive target award increased to $2.6 million; and
- His annual long-term incentive target award value increased to $10.0 million.

These adjustments were reviewed in detail by the Committee and its independent consultant. Approximately 88% of Mr. Read's compensation opportunity was tied to Company and individual performance, based upon target annual incentive and long-term award values. The factors considered by the Committee in determining Mr. Read's compensation are discussed under "Evaluating Performance".

READ TARGET COMPENSATION


11.9%
Salary
18.2%
Target Non-Equity
Incentive
69.9%
Target Long-Term
Incentive Value

In 2011, 90% of Mr. Read's actual total direct compensation was performance-based.

Compensation for Our Other Named Executive Officers

The Committee also made compensation adjustments for the other NEOs in January 2011. These adjustments were based upon the recommendations of the CEO, evaluation by the Committee and the other independent members of the Board of each individual's performance (see "Evaluating Performance"), the advice of the Committee's independent consultant, salary data from the peer and comparator groups, internal pay relationships based on relative duties and responsibilities, the individual's future advancement potential, his or her impact on Pfizer's results and for retention purposes. Based upon these considerations, the Committee adjusted the salary grades and made a number of adjustments to the target compensation of our other NEOs listed below, in all cases reflecting their assumption of additional responsibilities, as well as the factors listed above.

Approximately 80% of the compensation opportunity for our other NEOs was tied to Company and individual performance, based upon target annual incentive and long-term award values. The factors considered by the Committee in determining compensation for our other NEOs are discussed below (see "Evaluating Performance").

D'AMELIO TARGET COMPENSATION


20.3%
Salary
19.0%
Target Non-Equity Incentive
60.7%
Target Long-Term Incentive Value

DOLSTEN TARGET COMPENSATION


18.9%
Salary
19.3%
Target Non-Equity Incentive
61.8%
Target Long-Term Incentive Value

SCHULMAN TARGET COMPENSATION


19.5%
Salary
19.9%
Target Non-Equity Incentive
60.6%
Target Long-Term Incentive Value

SIMMONS TARGET COMPENSATION


18.6%
Salary
20.1%
Target Non-Equity Incentive
61.3%
Target Long-Term Incentive Value

2011 Salaries

The table below shows the annual salaries set by the Committee, effective January 1, 2011.

NAME	SALARY EFFECTIVE 1/1/11	2011 SALARY GRADE MIDPOINT(1)
I. Read	$1,700,000	$1,725,000
F. D'Amelio	$1,200,000	$1,125,000
M. Dolsten	$1,100,000	$1,125,000
A. W. Schulman	$ 900,000	$1,020,000
D. Simmons	$ 850,000	$1,020,000

(1) See "Annual Incentive Awards (Cash)" for an explanation of how we use salary grade midpoints to determine target annual incentive awards.

Annual Incentive Compensation Criteria

Annual incentives for each ELT member, including our NEOs, are based on:

- The financial performance of the Company measured by total revenue, adjusted diluted EPS and cash flow from operations;
- The financial performance of the executive's Business Unit/Function measured by: revenue and income before adjustments;
- The achievement of selected strategic and operational goals for the executive's Business Unit/Function; and
- The Committee's assessment of the executive's individual performance.

Each year, the Committee evaluates the continued use of the financial measures that fund the annual incentive pool, using these basic principles:

- measures that support achieving the Company's annual operating plan;
- measures that promote decisions and behaviors aligned with maximizing near-term business results while supporting the achievement of the Company's long-term goals;
- measures that exhibit a strong line of sight (i.e., are clearly understood and can be impacted by the performance of our executives and employees); and
- measures that are consistent with best practices and are commonly used within our industry.

The Committee believes that the continued use of these financial measures supports these basic principles:

- Revenue is a leading indicator of performance and value creation; provides a clear focus on growth; is an important measure in a sales industry; and is understandable with clear line of sight and employee impact.
- EPS is a comprehensive measure of income; provides focus on profitable growth; focuses managers on expense control; is viewed as a strong indicator of sustained performance over the long term; is understandable with clear line of sight and employee impact.
- Cash flow provides focus on generating cash in the short term to fund operations and research and to return funds to shareholders in the form of dividends and share repurchases; focuses managers on expense control; and is a strong link to long-term shareholder value creation.

As in prior years, the Committee considered other metrics such as Return on Equity, Return on Assets, Return on Invested Capital and economic value added as potential measures under our short-term plan, but determined that the metrics selected were better suited for a biopharmaceutical company with long lead times and uncertainties relating to product development. The Committee also believes that the alternative metrics lacked clear line of sight for employees and are not appropriate measures for Pfizer's short-term plan.

Target Setting

The target annual incentive award opportunity for our NEOs represents a percentage of salary grade midpoint. Target annual incentive award levels are reviewed annually to ensure alignment with our compensation philosophy to target each compensation element and total direct compensation at the market median and are based on an evaluation of competitive market data and internal equity among the members of our ELT, the executives who report directly to the CEO. For 2011, target annual incentive opportunities for the NEOs ranged from 90%–150% of salary midpoint, as indicated in the table below.

Financial Results for Annual Incentive Purposes

The annual incentive awards were based on both individual performance and the Company's strong 2011 operating performance, which exceeded the target goals for 2011 set by the Committee for annual incentive purposes. These targets for compensation purposes were set by the Committee based on its evaluation of the budget amounts and its determination that there was a sufficient degree of stretch in the targets.

FINANCIAL OBJECTIVES	2010 RESULTS	2011 THRESHOLD	2011 TARGET	2011 RESULTS
Total Revenue[(a)]	$67.4 Billion	$62.2 Billion	$66.8 Billion	$67.0 Billion
Adjusted Diluted EPS[(b)]	$ 2.26	$ 1.99	$ 2.20	$ 2.27
Cash Flow from Operations[(c)]	$ 7.1 Billion	$13.3 Billion	$16.8 Billion	$17.5 Billion

(a) Total Revenue for annual incentive purposes is based on budgeted foreign exchange rates. Therefore, 2011 and 2010 results differ from U.S. GAAP revenue of $67.4 billion and $67.1 billion, respectively. See "Financial Measures" for a reconciliation of U.S. GAAP revenue to Total Revenue for 2011 and 2010 for annual incentive purposes.

(b) Adjusted Diluted EPS for annual incentive purposes is based on budgeted foreign exchange rates and excludes certain non-recurring items. See "Financial Measures" for a reconciliation of U.S. GAAP Diluted EPS to the Adjusted Diluted EPS for 2011 and 2010 for annual incentive purposes.

(c) 2011 Targets and Results exclude certain tax and other discretionary timing items for compensation purposes (non-GAAP amounts).

See "Financial Measures" for reconciliations of 2011 and 2010 U.S. GAAP revenues and U.S. GAAP diluted EPS to Total Revenue and Adjusted Diluted EPS for annual incentive purposes. Adjusted Diluted EPS is defined as U.S. GAAP diluted EPS excluding purchase-accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Total Revenue and Adjusted Diluted EPS for annual incentive purposes are not, and should not be viewed as, substitutes for U.S. GAAP revenues and U.S. GAAP diluted EPS, respectively.

For annual incentive awards to be deductible under IRC Section 162(m), the total amount of any annual incentive that can be paid to an executive officer in any one year is limited to a maximum of 0.3% of Pfizer's "adjusted net income" (defined for this purpose as operating income from continuing operations, reduced by taxes and interest expense, and adjusted for any one-time gains or other non-recurring events). Since actual incentive amounts are based on Pfizer's performance and the Committee's assessment of each executive's level of achievement against his or her specified goals, an executive's annual incentive award may be more or less than target, subject to the overall adjusted net income limitation (see "Evaluating Performance" for a more complete description of how Company and individual performance is evaluated against stated objectives and "Other Compensation Policies—Tax Policies" for further information on our policy on IRC Section 162(m)).

Annual Incentive Awards (Cash)

Annual incentives for 2011 were determined in February 2012. The 2011 awards for the NEOs were paid at an average of 130% of target as compared to 125% for all NEOs in 2010. The Committee reviewed Mr. Read's performance for 2011 (see "Evaluating Performance"), with input from the other independent members of the Board and with advice from the Committee's independent consultant, and determined his 2011 annual incentive award. Mr. Read submitted 2011 annual incentive award recommendations to the Committee for each of the other ELT members (including the other NEOs), based on his evaluation of their individual performance (see "Evaluating Performance"), and the performance of their respective Business Units/Functions. The Committee, with input from the other independent members of the Board and the Committee's independent consultant, reviewed these recommendations and considered its evaluation of each executive's performance, and his/her relative contribution to the Company's overall performance, to determine the amounts awarded. The recommendations for the CEO and other ELT members (including the NEOs) were ratified by the independent members of the Board.

2011 annual incentive award targets and payout ranges, as well as the actual annual incentive award payouts for each of the NEOs, are shown in the table below. Actual annual incentive awards are determined based on objective performance measures for the Company (see "Financial Results for Annual Incentive Purposes") and adjusted for individual and Business Unit/Function performance.

2011 Annual Cash Incentive Awards

NAME	TARGET PAYOUT AS A % OF SALARY MIDPOINT	PAYOUT RANGE AS A % OF SALARY MIDPOINT	TARGET AWARD ($)	MAXIMUM AWARD ($)[1]	ACTUAL AWARD ($)
I. Read	150%	0-300%	2,587,500	5,175,000	3,500,000
F. D'Amelio	100%	0-200%	1,125,000	2,250,000	1,440,000
M. Dolsten	100%	0-200%	1,125,000	2,250,000	1,490,000
A. W. Schulman	90%	0-180%	918,000	1,836,000	1,190,000
D. Simmons	90%	0-180%	918,000	1,836,000	1,135,000

(1) Maximum award is 200% of target award.

Long-Term Incentive Awards (Equity)

Long-term compensation for our ELT (including the NEOs) is delivered entirely in the form of equity awards. In February 2011, executives received long-term equity incentive awards consisting of TSRUs, PSAs, and RSUs. Except for Mr. Read, who received an additional grant of 7-Year premium-priced TSRUs in connection with his appointment as President and CEO, the long-term incentive grant value was equally divided among 5- and 7-Year TSRUs, PSAs, and RSUs (see "Elements of Executive Compensation").

The 2011 grant value of each NEO's long-term equity incentive award was based on competitive market data, relative duties and responsibilities, the individual's future advancement potential, his or her impact on Pfizer's results and for retention purposes and was as follows:

NAME	2011 LONG-TERM INCENTIVE AWARD (MILLIONS)				
	7-YEAR TSRUs	5-YEAR TSRUs	PSAs	RSUs	TOTAL AWARD VALUE
I. Read	$ 4.3	$ 2.5	$ 2.5	$ 2.5	$11.8*
F. D'Amelio	$ 0.9	$ 0.9	$ 0.9	$ 0.9	$ 3.6
M. Dolsten	$ 0.9	$ 0.9	$ 0.9	$ 0.9	$ 3.6
A. W. Schulman	$0.75	$0.75	$0.75	$0.75	$ 3.0
D. Simmons	$ 0.7	$ 0.7	$ 0.7	$ 0.7	$ 2.8

* Includes 420,000 premium-priced TSRUs with an estimated value of $1.8 million (see "2011 Grants of Plan-Based Awards Table").

Our long-term equity awards are structured to align our executives' interests with shareholders and to emphasize the Committee's expectation that our executive officers focus their efforts on improving Pfizer's total shareholder return, both on an absolute basis (since the value realized from the TSRUs is consistent with the total shareholder return of Pfizer's shareholders) and on a relative basis (through PSAs, which are earned based on Pfizer's total shareholder return compared to peer companies in the pharmaceutical industry). RSUs are used for their potential retention value.

Performance Share Awards (PSAs)

The number of shares that may be earned under the PSAs granted in February 2011 is based on a formula comparing Pfizer's total shareholder return, including reinvestment of dividend equivalents, over a three-year period to our pharmaceutical peer group, which consists of Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Novartis, Roche and Sanofi-Aventis. The award is expressed as a percentage of target award as shown in the chart below. At the end of the performance period, the Committee in its sole discretion may adjust the payout range downward to a percentage not less than the bottom of the payout range. In no event will the payout exceed the maximum payout for the respective range.

2011 Performance Share Award Payout Matrix

TIER	RANKING	PAYOUT RANGE
1	1st or 2nd	166% – 200%
2	3rd or 4th	133% – 166%
3	5th or 6th	100% – 133%
4	7th or 8th	66% – 100%
5	9th or 10th	33% – 66%
6	11th or 12th	0% – 33%

Note that in response to comments we received in our shareholder outreach activities, the Performance Share Award Payout Matrix for awards granted commencing in 2012 has been revised to provide for a "0%" payout for Tier 6 performance.

The Committee continues to believe that total shareholder return, defined as change in stock price plus dividends, is the most appropriate measure of relative performance in relation to Pfizer's business objectives and therefore selected relative total shareholder return as the sole performance measure for the 2011-2013 PSA performance cycle. In the Committee's view, our relative total shareholder return compared with the pharmaceutical peer group remains a strategic priority.

2009 Performance Share Awards

Our 2009 long-term equity incentive grants to our executive officers also included PSAs. The original peer group companies for the 2009 award consisted of: Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Schering-Plough and Wyeth. However, with the acquisitions of Wyeth and Schering-Plough in 2009, their results would not be representative of the full performance period (2009-2011). Consequently, the Committee eliminated Wyeth and Schering-Plough from the peer group for purposes of measuring Pfizer's relative performance for the 2009 award, using the remaining eight pharmaceutical peer companies against which payout of the 2009 performance share awards would be determined. The specific performance levels were revised by the Committee to reflect the smaller group at the points shown in the table below to ensure that the value realized under the PSAs would directly correlate to targeted performance for above median performance, lower awards for threshold performance and substantially greater awards for maximum performance. The matrix for the 2009 performance share awards is shown below:

2009 Performance Share Award Relative Performance/Payout Matrix

PFIZER RELATIVE PERFORMANCE	MAXIMUM PAYOUT AS A % OF TARGET
1 (highest)	200%
2	175%
3	150%
4	100%
5	75%
6	50%
7 (threshold)	25%
8	0%
9 (lowest)	0%

Pfizer's performance over the three-year period (2009-2011) resulted in a ranking of 4th out of 9, with a maximum payout of 100% of target. The Committee approved payouts at 100% of target as shown below:

Performance Share Award Payout for the 2009-2011 Performance Award Cycle

NAME[1]	TARGET AWARD AT GRANT (#)	TARGET AWARD VALUE AT GRANT[2] ($)	ACTUAL AWARD SHARES[3] (#)	ACTUAL AWARD VALUE AT $21.18 PER SHARE[4] ($)
I. Read	67,822	861,339	75,251	1,593,816
F. D'Amelio	67,822	861,339	75,251	1,593,816
A. W. Schulman	33,911	430,670	37,626	796,919
D. Simmons	14,977	190,208	16,618	351,969

(1) Based on Dr. Dolsten's hire date, he does not have any 2009 awards vesting under this Program.

(2) This column represents the target award value based on the February 26, 2009 stock price of $12.70.

(3) These amounts include accumulated dividends on 100% of the target award for the three-year period, converted into shares at $21.18 per share.

(4) This column represents the actual award value based on a stock price of $21.18 on February 24, 2012, which vested on February 26, 2012.

EARLY 2012 COMPENSATION ACTIONS

Salary and Annual Incentive Targets

In February 2012, the Committee approved 2012 salaries and target annual incentive award levels for the NEOs as follows:

2012 Salary and Annual Incentive Targets

NAME	APRIL 1, 2012 SALARY ($)	2012 SALARY MIDPOINT ($)[1]	2012 TARGET ANNUAL INCENTIVE (%)	2012 TARGET ANNUAL INCENTIVE[2] ($)
I. Read	1,750,000	1,759,500	150%	2,639,300
F. D'Amelio	1,225,000	1,147,500	100%	1,147,500
M. Dolsten	1,130,000	1,147,500	100%	1,147,500
A. W. Schulman	925,000	1,040,400	90%	936,400
D. Simmons	875,000	1,040,400	90%	936,400

(1) The 2012 salary midpoints were increased approximately 2% to align with the market.

(2) 2012 target annual incentive amounts are based on a percentage of 2012 salary range midpoints.

2012 Long-Term Equity Incentive Awards

In February 2012, the Committee granted long-term equity incentive awards to the NEOs in consideration of their 2011 performance and their expected future performance. These awards included 5-Year and 7-Year TSRUs, PSAs and RSUs.

2012 Long-Term Equity Incentive Awards

NAME	PERFORMANCE PERIOD (OR OTHER PERIOD MATURATION OR PAYMENT PERIOD)	ESTIMATED FUTURE PAYOUTS UNDER THE PERFORMANCE SHARE PROGRAM(1) PSA GRANTS			5-YEAR TSRU GRANT(4) (#)	7-YEAR TSRU GRANT(5) (#)	RSU GRANT(6) (#)
		THRESHOLD(2) (#)	TARGET(3) (#)	MAXIMUM(2) (#)			
I. Read	1/1/12 – 12/31/14	–	153,157	306,314	788,835	668,724	153,157
F. D'Amelio	1/1/12 – 12/31/14	–	42,413	84,826	218,447	185,185	42,413
M. Dolsten	1/1/12 – 12/31/14	–	42,413	84,826	218,447	185,185	42,413
A. W. Schulman	1/1/12 – 12/31/14	–	32,988	65,976	169,903	144,033	32,988
D. Simmons	1/1/12 – 12/31/14	–	32,988	65,976	169,903	144,033	32,988

(1) The actual number of shares, if any, that will be paid out at the end of the performance period cannot be determined because the shares earned by the NEOs will be based upon our future performance compared to the future performance of the pharmaceutical peer group. Dividend equivalents on any shares earned will be paid in shares of common stock at the end of the performance period.

(2) To the extent the Company's performance equals or exceeds the performance of our pharmaceutical peers, varying amounts of shares of common stock, up to the maximum, will be earned. The Committee will apply the matrix (see "Performance Share Awards" elsewhere in this CD&A), subject to negative discretion, to determine the payout, although in no event shall the payout exceed the maximum payout of the respective range. Commencing with awards granted in 2012, the payout for Tier 6 performance is 0%.

(3) The target amounts vary based on the individual's salary grade at the time of grant.

(4) 5-Year TSRUs vest on the third anniversary of the grant date (February 23, 2015) and will be settled in shares on the fifth anniversary of the grant date (February 23, 2017). The number of shares delivered at settlement, if any, for each TSRU will equal the difference between the settlement price (the average of the closing prices of Pfizer common stock for the 20 trading days ending February 23, 2017) and the TSRU grant price ($21.03), plus dividend equivalents accrued during the life of the TSRU, divided by the settlement price, subject to the results being positive.

(5) 7-Year TSRUs vest on the third anniversary of the grant date (February 23, 2015) and will be settled in shares on the seventh anniversary of the grant date (February 23, 2019). The number of shares delivered at settlement, if any, for each TSRU will equal the difference between the settlement price (the average of the closing prices of Pfizer common stock for the 20 trading days ending February 23, 2019) and the TSRU grant price ($21.03), plus dividend equivalents accrued during the life of the TSRU, divided by the settlement price, subject to the results being positive.

(6) RSUs vest on the third anniversary of the grant date (February 23, 2015). Dividend equivalents are reinvested as additional RSUs during the restricted period.

NOTE: The PSA and RSU values were converted to units using the closing stock price on February 21, 2012 of $21.22. The 5-Year TSRU values were converted to TSRUs using $4.12 and the 7-Year TSRU values were converted to TSRUs using $4.86, representing the estimated value at grant using the Monte Carlo Simulation model as of February 21, 2012.

Equity Award Grant Practices

The Committee customarily grants equity awards to eligible employees, including the NEOs, at its meeting held in late February of each year. Equity grants to certain newly hired employees, including executive officers, are effective on the last business day of the month of hire. Special equity grants to continuing employees are effective on the last business day of the month in which the award is approved. Stock option and TSRU grants have an exercise price equal to the closing market price of Pfizer's common stock on their grant date. Our equity incentive plan prohibits the repricing or exchange of equity awards without shareholder approval.

SECTION 2

OUR COMPENSATION FRAMEWORK



PHILOSOPHY, GOALS AND PRINCIPLES OF OUR EXECUTIVE COMPENSATION PROGRAM

The Committee believes that Pfizer's executive compensation program achieves the goals of our executive compensation philosophy. That philosophy, which is set by the Committee, is to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. A significant portion of the total compensation opportunity for each of our executives (including the NEOs) is directly related to Pfizer's stock price performance and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance against that of our pharmaceutical peer group described below and elsewhere in this CD&A.

Pfizer's executive compensation program achieves the goals of our executive compensation philosophy – to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success.

We seek to implement our philosophy and achieve the goals of our program by following three key principles:

- positioning total direct compensation and each compensation element at approximately the median of our peer companies, with emphasis on pharmaceutical companies with large market capitalization;
- aligning annual short-term incentive awards with annual operating financial objectives; and
- rewarding absolute and relative performance in total shareholder return through long-term equity incentive awards.

APPLYING OUR COMPENSATION PHILOSOPHY, GOALS AND PRINCIPLES

We apply our compensation philosophy, goals and principles as follows:

- Individual compensation elements and total direct compensation are structured to be closely aligned with the median compensation of similarly-sized U.S.-based pharmaceutical companies. Our salary midpoints and target annual short- and long-term incentives continue to approximate competitive medians.
- Our annual incentive program (the "Global Performance Plan" or "GPP") utilizes a pool that is funded based on Pfizer's performance on three financial metrics: total revenue (revenue), adjusted diluted earnings per share (EPS), and cash flow from operations (cash flow). The pool funding percentage ranges from 0% to 200% of target award levels; however, the pool is not funded unless performance exceeds a threshold level (the threshold levels are shown in the "Financial Objectives" chart under "Financial Results for Annual Incentive Purposes" earlier in this CD&A). Earned individual payouts also range from 0% to 200% of target and reflect allocations from the available earned pool based on corporate, Business Unit/Function, and individual performance.
- Awards under our Executive Long-Term Incentive Program are aligned with the interests of our shareholders because they deliver value based on absolute and relative shareholder return, encourage stock ownership and promote retention of key talent.
- Our executive compensation structure is designed to deliver a significant portion of our executives' total direct compensation in the form of long-term equity incentive awards, with targets ranging from approximately 60% to 70% of total direct compensation for our NEOs.

Further details concerning how we implement our philosophy and goals, and how we apply the above principles to our compensation program, are provided throughout this CD&A. In particular, we discuss how we set compensation targets and other objectives and evaluate performance against those targets and objectives to assure that performance is appropriately rewarded.

COMPETITIVE POSITIONING

Creating an Executive Compensation Framework

In support of our compensation philosophy, we target the median compensation values of both a peer group of pharmaceutical companies and a general industry comparator group to determine an appropriate total value and mix of pay for our executives. The Committee reviews these peer groups on an annual basis.

Our pharmaceutical peer group for 2011 consisted of the following companies, which were selected based on their size and market capitalization and the complexity of their businesses, as well as the availability of comparative data. The Committee recognizes that while data are available on the performance of our non-U.S.-based peer companies, the compensation data are limited in terms of comparable benchmarks and other information as compared to peers based in the U.S.

2011 Pharmaceutical Peer Group

Abbott Laboratories
Amgen
AstraZeneca
Bristol-Myers Squibb
Eli Lilly
GlaxoSmithKline
Johnson & Johnson
Merck
Novartis
Roche
Sanofi-Aventis

Our general industry comparator group for 2011 was selected by the Committee from other industry sectors based on the same criteria as described above.

2011 General Industry Comparator Group

Alcoa
Altria Group
Boeing
Caterpillar
Chevron
Coca-Cola
Comcast
Dell
Dow Chemical
DuPont
FedEx
General Electric
Honeywell
IBM
Lockheed Martin
PepsiCo
Procter & Gamble
TimeWarner
United Parcel Service
United Technologies
UnitedHealth Group
Verizon
Walt Disney

The chart below compares Pfizer's 2011 revenue, net income and market capitalization to the median revenue, net income and market capitalization for our pharmaceutical peer group and general industry comparator group.

IN BILLIONS	PFIZER	PHARMACEUTICAL PEER GROUP MEDIAN	GENERAL INDUSTRY COMPARATOR GROUP MEDIAN
Revenue*	$ 67.4	$44.1	$58.2
Reported Net Income*	$ 10.0	$ 7.8	$ 4.0
Market Capitalization*	$164.2	$99.1	$73.8

* Revenue and Net Income based on published earnings releases. Market Capitalization as of February 22, 2012.

Applying the Compensation Framework to Executive Positions

The Committee uses median compensation data for similar positions in both the pharmaceutical peer and general industry comparator groups, as well as an evaluation of internal equity among Pfizer executives, as a guide in setting compensation targets for each executive. Each compensation target is assigned a numbered salary grade to simplify the compensation administration process and help maintain internal equity.

Salary grades are used to determine the preliminary salary recommendation, target annual incentive award opportunity, and target long-term equity incentive award value for each executive position. Each salary grade is expressed as a range, with minimum, midpoint, and maximum salary level. Minimum and maximum salary range levels for each grade are set 25% below and above the salary range midpoint, which is intended to approximate the bottom and top quartiles for positions assigned to that grade. This framework provides a guide for the Committee's determinations. The actual total compensation and/or amount of each compensation element for an individual executive may be more or less than this median.

Setting Compensation Targets



The Compensation Committee reviews a "tally sheet" for each ELT member that assigns a dollar amount to each element of compensation, as well as accumulated deferred compensation and outstanding equity awards.

On an annual basis, the Committee reviews the total compensation of each ELT member, including cash compensation (salary and target annual incentive opportunity) and long-term equity compensation (target long-term equity value), as well as perquisites, retirement benefits, health and welfare benefits, and potential severance. The Committee, with the advice of its independent consultant, then sets each ELT member's compensation target for the current year. This generally involves establishing annual and long-term incentive award opportunities. Regular salary adjustments, if any, typically become effective on April 1 of each year. The Committee's decisions are reviewed and ratified by the independent members of the Board.

In making these compensation decisions, the Committee uses several resources and tools, including competitive market information. In addition, the Committee reviews a "tally sheet" for each ELT member that assigns a dollar amount to each of the above compensation elements, as well as accumulated deferred compensation and outstanding equity awards. The Committee believes that the tally sheet is useful in evaluating each ELT member's total compensation opportunity in relation to competitive market practice and performance.

For 2011, the Committee set target levels for the financial and strategic objectives which were used in determining annual incentive award opportunities for the ELT and concluded that the relationship between the payments generated at the various levels of achievement and the degree of difficulty of the targets was significant and reasonable given the business environment and related factors. It also reviewed the target levels for the annual grant of long-term incentive awards and concluded that they were appropriate. The Committee also concluded that the targets do not encourage unnecessary or excessive risk taking.

EVALUATING PERFORMANCE

Setting Performance Objectives

The performance objectives for our NEOs reflect the goals that the Committee believes should be focused on during the year in order to achieve Pfizer's strategic plan. Progress against these objectives is monitored and reviewed with the Committee during the year. The Committee recognizes that increasing total shareholder return (defined as change in stock price plus dividends) should be emphasized; however, the Committee also acknowledges that performance against this objective may not be reflected in a single 12-month period.

Rewarding Performance

Decisions about individual compensation elements and total compensation are ultimately made by the Committee, using its judgment, focusing primarily on each NEO's performance against his or her individual financial and strategic objectives, as well as Pfizer's overall performance. The Committee also considers a variety of qualitative factors, including the business environment in which the results were achieved. Therefore, the Committee determines each NEO's compensation based on multiple factors, including the competitive market, individual performance, internal equity and affordability.

CEO PERFORMANCE

For 2011, Mr. Read's performance objectives included:

Corporate Financial Objectives for:

- Total Revenue
- Adjusted Diluted EPS
- Cash Flow from Operations

The Company exceeded the target performance levels for 2011 set by the Committee for annual incentive purposes (see "Financial Results for Annual Incentive Purposes" earlier in this CD&A).

In addition to the corporate financial objectives, Mr. Read's key accountabilities at the enterprise level included:

- **Improving The Performance of Our Innovative Core:**
  Our adjusted research and development (R&D) spend for 2011 was reduced by nearly a billion dollars compared to 2010. The Company saw steady progress in our late stage pipeline, with over five approvals in the U.S. and E.U. We increased the focus of our R&D investments to our high-priority therapeutic areas including Cardiovascular, Metabolic and Neuroendocrine Diseases, Immunology and Inflammation, Neuroscience and Pain, Oncology and Vaccines. We advanced approximately 30 programs in our early- and mid-stage (Phase I and II) pipeline. To supplement internal efforts, we continued to invest in our R&D network and the capabilities designed to drive biomedical innovation.
- **Maximizing Capital Allocation and Growth Opportunities**:
  In 2011, we reduced our operating expenses and undertook several steps to maximize our capital allocation, such as completing the sale of Capsugel, completing the acquisitions of King and Ferrosan's Consumer Health Business and several strategic deals, including out-licensing opportunities; conversely, we made data-driven decisions not to pursue a number of opportunities based on insufficient return-on-investment. We also completed a strategic review of the business which resulted in the ongoing exploration of strategic alternatives for our Animal Health and Nutrition businesses. We returned $15.2 billion in capital to shareholders through dividend payments and share repurchases. We achieved revenue growth in key branded assets, including Prevnar 13, Lyrica, Enbrel, and Sutent, as well as in Emerging Markets, particularly those where we increased our investments, such as China and Turkey.
- **Reputation**:
  We continued to improve our reputation in society through engagement with our customers, our shareholders, and the investor community. Our Chief Medical Officer, Dr. Freda Lewis-Hall, connected with customers via new channels to share health and medical information, especially in areas such as stroke prevention, smoking cessation and the early diagnosis of cancer. We continued to help qualified uninsured and underinsured patients access medicines for free or at a savings through the "Pfizer Helpful Answers" program in the U.S. Globally, we extended our commitment to help nations achieve the UN Millennium Goals, particularly in healthcare. To encourage a public policy environment that allows our innovation to serve patients today and in the future, we engaged government leaders on the value of our medicines and our contributions to the economy. Finally, we met with investors representing more than 30% of Pfizer's ownership to apprise them of our ongoing activities and strategies.
- **People and Culture:**
  Based on colleague feedback and senior leader input, we evaluated how our culture needs to evolve to differentiate us from our competition. We designed a culture model to encourage ownership, collaboration and initiative; to build a strong, engaged leadership team; and to develop key talent. We also continued to develop diverse talent at senior levels and in the talent pipeline through new hires and promotions.

The Committee is responsible for evaluating Mr. Read's performance against his objectives, with input from the other independent members of the Board, and for determining his compensation in consultation with the Committee's independent consultant. In early 2012, each Board member (other than those elected in December 2011) completed a survey, on an anonymous basis, of their assessment of Mr. Read's dealings with the Board and recommended areas of future focus. The Lead Independent Director and the Committee used the results of this survey and their assessment of Mr. Read's performance against his objectives. The Committee used this information, as well as other key factors, to determine his compensation, which was ratified by the independent members of the Board.

PERFORMANCE OF OUR OTHER NAMED EXECUTIVE OFFICERS

The performance objectives for our other NEOs for 2011 included the corporate financial objectives noted above (50% weighting) and other objectives related to the achievement of individual financial, strategic and operational goals for their Business Units/Functions, as well as our imperative for Creating a Culture of Confidence and Trust, driven by initiative, collaboration and accountability, and developing our pipeline of talent.

Mr. D'Amelio, Executive Vice President, Business Operations and Chief Financial Officer

- Met or exceeded all elements of 2011 financial guidance through careful collaboration and teamwork with the Company's leadership team.
- Generated $1.5 billion of operating cash flow incremental to 2011 operating plan through various finance and business operations initiatives.
- Repurchased $9 billion in shares of Pfizer's common stock, reducing the number of fully diluted weighted average shares by 2.5%.
- Completed the divestiture of Capsugel on August 1, 2011, for $2.375 billion in cash.
- Successfully closed the acquisition of King Pharmaceuticals, Inc. on February 28, 2011, and Ferrosan's Consumer Health business on December 1, 2011.
- Achieved the total cost reduction target associated with the Wyeth acquisition one year ahead of schedule. The total cost reduction target was approximately $4 to $5 billion, by the end of 2012, at 2008 average foreign exchange rates, in comparison with the 2008 pro-forma adjusted total costs of legacy Pfizer and legacy Wyeth operations.

Dr. Dolsten, President, Worldwide Research and Development (WRD)

- Delivered four positive Proofs of Concept.
- Achieved 13 Proof of Concept study starts.
- Achieved 8 First in Human study starts.
- Advanced 18 compounds into preclinical assessment.
- Executed over 10 external deals to acquire compound licenses and technologies.
- Supported on-time completion of key late-stage clinical programs and regulatory submissions, including dacomitinib Phase III study start, and Xalkori®, Eliquis® and tofacitinib submissions in the U.S. and Europe.
- Expanded the Centers for Therapeutic Innovation to include 19 leading academic medical centers, such as Harvard University, Massachusetts General Hospital, University of California San Diego and Brigham and Women's Hospital.

Ms. Schulman, Executive Vice President and General Counsel; President and General Manager, Nutrition

- Protected Pfizer's businesses, interests and products through ongoing counsel to the Board, its Committees and our management on a wide variety of complex legal and regulatory issues.
- Continued to develop and implement comprehensive strategies to effectively manage and resolve litigation and claims against Pfizer.
- Achieved continued success in managing legal costs through the enhancement and expansion of the Pfizer Legal Alliance—a highly innovative and widely-praised model developed and implemented for redefining the relationship between in-house and outside counsel resulting in the delivery of legal services with greater operational efficiency.
- As head of our Nutrition business, led the business to over $2 billion in revenues, growing share while achieving greater operational efficiency and completing 32 new product launches. Achieved full-year revenue at 99.4% of plan and income before adjustments at 103.2% of plan.

Mr. Simmons, President and General Manager, Emerging Markets and Established Products

- Achieved $17.79 billion in revenue for the Emerging Markets and Established Products Business Units (100% of budget) and income before adjustments of 101% of plan.
  - Launched new products in over 20 Emerging Market countries.
- Developed a strategic plan to accelerate growth in priority Emerging Markets, including Brazil, Russia, India, China, Mexico and Turkey, which resulted in:
  - Over 30 growth initiatives identified of which the near-term accretive initiatives were incorporated in 2012 operating plan.
- Achieved a leadership position in China. Pfizer is #1 in revenue and fastest growing company among the top ten biopharmaceutical companies in China.
  - Progressed geographic expansion in China and executed a memorandum of understanding with Hisun to participate in the generic segment.
- Successfully led the transition of Lipitor to the Established Products Division through innovative programs to retain the maximum value of the brand.
- Quickly responded to drug shortages in the U.S., particularly in the Oncology area through nimble execution in the Established Products Division.

POST-EMPLOYMENT COMPENSATION

EXECUTIVE SEVERANCE PLAN

The Executive Severance Plan became effective in February 2009 and provides for severance benefits to ELT members in the event of involuntary termination of employment without cause. Benefits under the Executive Severance Plan consist of cash severance equal to the greater of (a) one times pay (defined as base salary plus target annual incentive) or (b) 13 weeks pay plus three weeks pay per year of service, subject to a maximum of 104 weeks pay. In addition, eligible participants in the GPP receive a pro rata annual incentive for the year of termination, provided certain performance targets are achieved, as well as certain health and welfare benefits. Severance payments and benefits under the Executive Severance Plan are described in "Estimated Benefits Upon Termination" elsewhere in this Proxy Statement.

EMPLOYMENT AND RETIREMENT BENEFITS

DEFERRED COMPENSATION

We permit our executive officers to defer receipt of their earned annual incentives and any shares earned under PSAs. Certain of our NEOs are required to defer the receipt of RSUs (see "Other Compensation Policies – Tax Policies" below). Annual incentives may be deferred into either a Pfizer stock unit fund or a cash fund earning interest at 120% of the applicable federal long-term rate (which fluctuated between 3.16% and 5.05% in 2011). The Pfizer stock unit fund is credited with reinvested dividend equivalent units. PSAs may be deferred only into Pfizer common stock units. Legacy Wyeth employees (including Dr. Dolsten) were eligible to defer eligible compensation into the Wyeth Deferred Compensation Plan.

INSURANCE PLANS

We provide a number of health and family security benefits, such as medical insurance, dental insurance, life insurance and long-term disability insurance. These benefits are available to all U.S.- and Puerto Rico-based employees, including the NEOs, and are comparable to those provided by the companies in the pharmaceutical and general industry comparator groups. These programs are designed to provide certain basic quality of life benefits and protections to Pfizer employees, including the NEOs, and at the same time enhance Pfizer's attractiveness as an employer of choice. The Company's annual cost of the benefits for each NEO ranges from approximately $13,000 to $25,000.

RETIREMENT AND SAVINGS PLANS

Pfizer maintains qualified defined benefit pension plans for the benefit of all its eligible U.S.- and Puerto Rico-based employees, including the NEOs, hired prior to January 1, 2011. For those U.S. employees earning in excess of the IRC limit ($245,000 for 2011), including the NEOs, Pfizer maintains related supplemental benefit restoration plans. The provisions and features of the qualified defined benefit pension plans and the related supplemental benefit restoration plans apply to all participants in those plans, including the NEOs. These plans are described in the narrative accompanying the "2011 Pension Benefits Table" and the "2011 Non-Qualified Deferred Compensation Table" below. Pfizer maintains savings plans that permit participants to make pre-tax, after-tax and/or Roth contributions of a portion of their eligible pay, up to certain limits. In addition, the Company maintains non-qualified savings plans that permit eligible participants to make pre-tax contributions in excess of tax law limitations on qualified plans. The Company provides matching contributions, which until December 31, 2011 varied by legacy company, with respect to employee contributions, up to certain limits. The provisions and features of the qualified savings plans and the related non-qualified supplemental savings plans apply to all participants in those plans, including the NEOs. A "legacy company" is the employee's original employer, before Pfizer's acquisitions of Warner-Lambert, Pharmacia and Wyeth, as applicable.

RETIREE HEALTH CARE BENEFITS

In addition to active employee benefits, we provide post-retirement medical and dental benefits to eligible retirees.

Effective January 1, 2010, all legacy Pfizer U.S. active employees (excluding legacy Wyeth U.S. active employees) who have at least 15 years of service after age 40 are eligible for post-retirement medical coverage. The value of the post-retirement medical coverage currently ranges from $123,000 to $275,000 over the course of retirement. Until December 31, 2011, legacy Wyeth U.S. active employees, including Dr. Dolsten, were eligible for post-retirement medical coverage under legacy Wyeth plan provisions that require employees to be at least age 55 with at least 10 years of service at retirement. Beginning January 1, 2012, legacy Wyeth U.S. active employees (including Dr. Dolsten) are eligible to participate in Pfizer's post-retirement medical benefits if they were eligible under the legacy Wyeth requirements as of December 31, 2011 or reach the Pfizer requirements of at least 15 years of service after age 40.

PERQUISITES

We provide a limited number of perquisites (personal benefits) to our NEOs, including the limited use of company aircraft, financial counseling and home security services and, for the CEO, the use of a company car and driver. The transportation benefits provide increased efficiencies and allow more productive use of our executives' time and, in turn, greater focus on Pfizer-related activities. We do not provide tax "gross-ups" for perquisites provided to ELT members, except in the case of certain relocation expenses (consistent with our relocation policy for U.S.-based employees generally); therefore, any taxes on perquisites (other than certain relocation expenses) are paid by the executives.

COMPANY AIRCRAFT

As a result of the recommendations contained in an independent, third-party security study, the Board has determined that the CEO must use Company-provided aircraft for all air travel, including personal travel, to the maximum extent practicable. The security study also recommends that the CEO's spouse and dependent children use Company-provided aircraft when they accompany the CEO, to the maximum extent practicable. Travel by the CEO's spouse or dependent children is generally considered personal use and is subject to taxation and disclosure.

Other ELT members (including the NEOs) may use Company aircraft for limited personal travel. Effective January 1, 2012, personal use by ELT members (including the NEOs) is permitted only with the prior approval of the CEO or his designees and is subject to other limitations. Effective January 1, 2011, travel by Messrs. Read and D'Amelio to attend meetings of the Boards of Directors of Kimberly-Clark Corporation and Humana Inc., respectively, is treated as business travel in view of the significant benefits to the Company of their service on those Boards.

The amounts disclosed in the "All Other Compensation" column in the 2011 Summary Compensation Table and in the table below have been valued based on the incremental costs to the Company for the personal use of Company aircraft. Incremental costs for personal use consist of the variable costs incurred by Pfizer to operate the aircraft for such use, including fuel costs; crew expenses, including travel, hotels and meals; in-flight catering; landing, parking and handling fees; communications expenses; certain trip-related maintenance; and other trip-related variable costs, as well as certain costs of any "deadhead" flights. Such costs do not include fixed or non-variable costs that would be incurred whether or not there was any personal use of the aircraft, such as crew salaries and benefits, insurance costs, aircraft purchase costs, depreciation, and scheduled maintenance.

To the extent required by tax regulations, amounts associated with personal use of corporate aircraft are imputed as income to ELT members, including the CEO. These amounts are not grossed up for taxes and are generally lower than the incremental costs associated with personal use of Company aircraft.

CAR AND DRIVER

The Company's policy on the use of cars and drivers is as follows:

- cars and drivers are available to all ELT members for business reasons;
- ELT members (other than the CEO, as discussed below) are required to reimburse the Company for personal use;
- for security reasons, cars and drivers are available to the CEO for personal use (including commuting); and
- spouse/partner travel is generally considered personal use, and the incremental cost of such travel must be reimbursed to the Company.

Incremental cost to the Company is calculated as a portion of the cost of the annual lease, a portion of the cost of the driver, and fuel used.

The costs of personal use of a car and driver by the CEO need not be reimbursed, and the unreimbursed incremental cost to the Company of personal use of a car and driver by Mr. Read in 2011 is reflected in the table below and in the "All Other Compensation" column in the 2011 Summary Compensation Table. For tax purposes, the cost of the cars and fuel is imputed as income to the CEO and is not grossed up for taxes by the Company. Tax regulations provide that as a result of the recommendations contained in the independent, third-party security study referred to above, the cost of the drivers is not reportable as income to the CEO.

OTHER PERQUISITES

The Company provides a taxable allowance of up to $10,000 per year to our executive officers for financial counseling services, which may include tax preparation and estate planning services. We value this benefit based on the actual charges for the services.

Home security systems are available to the ELT members. The cost of any such systems is imputed as income to the recipients, as required.

The Company purchases season and other tickets to sporting, cultural and other events for use in connection with its business. On occasion, these tickets are provided to employees, including ELT members, and non-employee Directors for personal use. There is no incremental cost associated with such tickets or other items. In addition, ELT members and/or non-employee Directors may from time to time receive tickets or other items from third parties (subject to our policies on conflicts of interest). The Company does not provide or reimburse for country club memberships for any executive officers.

The following table summarizes the incremental value of perquisites for the NEOs in 2011.

2011 Incremental Cost of Perquisites Provided to Named Executive Officers

NAME	AIRCRAFT USAGE ($)	FINANCIAL COUNSELING ($)	CAR USAGE ($)	HOME SECURITY ($)	OTHER ($)(2)	TOTAL ($)
I. Read	125,999	–	47,896	–	1,393	175,288
F. D'Amelio(1)	70,030	8,144	–	–	2,376	80,550
M. Dolsten(1)	44,375	13,426	–	–	–	57,801
A. W. Schulman	51,610	–	–	626	1,436	53,672
D. Simmons	54,805	6,500	–	–	–	61,305

(1) There is a $10,000 annual limit on financial counseling services provided to each NEO. The amounts shown for Mr. D'Amelio and Dr. Dolsten include $796 and $7,425, respectively, for financial counseling services provided in 2010 but paid in 2011.

(2) The amounts shown represent certain personal benefits provided in association with business travel.

OTHER COMPENSATION POLICIES



Pfizer

- prohibits executive officers and Directors from trading in derivatives linked to Pfizer stock;
- maintains stock ownership requirements for Directors and executive officers; and
- has the ability to make retroactive adjustments or "clawbacks" to incentive compensation.

None of our ELT members or Directors has pledged Pfizer stock as collateral for personal obligations.

TAX POLICIES

IRC Section 162(m) limits to $1.0 million the amount of remuneration that Pfizer may deduct in any calendar year for its CEO and each of the three other highest-paid NEOs, other than the CFO. We have structured our annual cash incentive awards, TSRUs and PSAs to meet the exception to this limitation for "performance-based" compensation, as defined in IRC Section 162(m), so that these amounts are fully deductible for income tax purposes. However, RSUs do not qualify as "performance-based" compensation. Consequently, certain of our NEOs are required to defer the receipt of RSUs.

To maintain flexibility, we do not have a policy requiring all compensation to be deductible. Since the non-performance-based compensation paid to our NEOs (other than the CFO) exceeds or may exceed $1.0 million, a portion of their compensation is not deductible.

DERIVATIVES TRADING

Executive officers, including the NEOs, may not purchase or sell options on Pfizer common stock, or engage in short sales of Pfizer common stock. Also, trading by executive officers in puts, calls, straddles, equity swaps, or other derivative securities that are directly linked to Pfizer common stock (sometimes referred to as "hedging") is prohibited. These provisions also apply to our non-employee Directors.

STOCK OWNERSHIP AND HOLDING REQUIREMENTS

We have stock ownership requirements for our executive officers, including the ELT members. Effective January 1, 2011, the CEO is required to own Pfizer common stock equal in value to at least six times annual salary. Each other ELT member (including the NEOs) is required to own Pfizer common stock equal in value to at least four times annual salary. For purposes of these requirements, ownership includes not only shares owned directly by the executive, but also shares and certain units held through various Pfizer plans and programs. We have also established milestone guidelines that we use to monitor progress toward meeting these targets over a five-year period, at the end of which the executive is expected to have reached the applicable ownership level.

Until an executive reaches that ownership level, he or she may not sell any shares (except to meet tax withholding obligations); and once the ownership level is met, he or she may not sell shares if doing so would cause his or her ownership to fall below that level. As of March 1, 2012, Mr. Read owned Pfizer common stock and units equal in value to more than ten times his salary. Although Pfizer does not require its executive officers to hold Pfizer common stock for specified periods of time, we believe that the above requirements result in the ownership by our executives of significant amounts of common stock and align the interests of our executives with those of our shareholders.

In addition, none of our ELT members or other officers has pledged Pfizer stock as collateral for personal loans or other obligations.

COMPENSATION RECOVERY

The Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to NEOs and other executives where a payment is predicated upon the achievement of specified financial results that are the subject of a subsequent restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by the individual executive officer. In addition, all of the equity incentive awards that we grant contain compensation recovery provisions.

ROLE OF COMPENSATION CONSULTANT

Since 2003, the Committee has engaged the firm of Frederic W. Cook & Co., represented by George Paulin, its Chief Executive Officer, as the Committee's independent compensation consultant, to fulfill the following responsibilities in accordance with the policy outlined below:

- advise the Committee on management proposals, as requested;
- undertake special projects at the request of the Committee;
- advise the Committee on setting agenda items for Committee meetings;
- review Committee agendas and supporting materials in advance of each meeting;
- attend Committee meetings;
- review the Company's compensation philosophy, peer group and competitive positioning and advise the Committee on their reasonableness and appropriateness;
- review the Company's executive compensation program and advise the Committee of plans or practices that might be changed to improve effectiveness;
- review the selected peer group and survey data for competitive comparisons;
- oversee and review survey data on executive pay practices and amounts that come before the Committee;
- provide market data and recommendations on CEO compensation without prior review by management (except for necessary fact-checking);
- review the Compensation Discussion and Analysis, compensation tables and other compensation-related disclosures included in our proxy statements;
- review any significant executive offer letters or termination arrangements in advance of being presented to the Committee for approval;
- periodically review the Committee's charter and recommend changes; and
- proactively advise the Committee on best-practice approaches for governance of executive compensation as well as areas of concern and risk in the Company's program.

The Compensation Committee has engaged an independent compensation consultant that has no other ties to the Company or its management and that meets stringent selection criteria.

In 2011, as part of his ongoing services to the Committee, as described above, Mr. Paulin attended all seven of the meetings of the Committee. During 2011, he:

- provided the Committee with an analysis of the Company's executive compensation policies and programs to insure that there is no "potential material risk" in their design or administration;
- reviewed and recommended to the Committee adjustments to the executive pay structure;
- advised the Committee on the appropriate long-term incentive structure to best align executive performance with shareholder interests, including an alternative approach for determining performance under grants of performance shares for 2012 and beyond;
- advised the Committee on appropriate executive performance goals and metrics;
- advised the Committee on the appropriateness of the design of a new long-term incentive program for Worldwide Research & Development, in support of the Company's long-term portfolio strategy;
- advised the Committee on legislative and regulatory developments related to compensation policies and programs and compensation-related disclosure, including voting policies of proxy advisory firms and the Company's major institutional investors;
- advised the Committee on market trends and developments;
- advised the Committee on matters related to use of Company-provided transportation; and
- advised the Committee on severance benefits.

The total amount of fees paid to Frederic W. Cook & Co. for 2011 services to the Committee was $130,202. In addition, the Committee reimburses Frederic W. Cook & Co. for Mr. Paulin's reasonable travel and business expenses. Frederic W. Cook & Co. receives no other fees or compensation from the Company, except a fee of less than $5,000 to provide an annual executive compensation survey.

POLICY—CRITERIA FOR SELECTION OF COMMITTEE CONSULTANT

The Committee has established the following criteria used to select a consultant to the Compensation Committee:

- **Degree of independence**
  - Financial independence—measured by dollar volume of other business conducted with Pfizer
  - Independent thinking—subjectively assessed by their known work as well as information gathered in screening interviews
- **Familiarity with the business environment**
  - Knowledge of the pharmaceutical industry
  - Specific knowledge of Pfizer, its senior management, and Board of Directors
  - Broad knowledge of general industry current practices and emerging trends
  - Public relations
- **Particular strengths and/or distinguishing characteristics including, but not limited to:**
  - Creative thinking
  - Strong understanding of corporate governance
  - Special areas of expertise
  - Ability to establish rapport and dynamic presence with groups
- **References from current clients where the consultant acts in an advisory role similar to the role desired by the Committee**
- **Potential issues**
  - Conflicts of interest with other clients or Committee members
  - Degree of availability/accessibility

2011 Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS[1] ($)	STOCK AWARDS[2] ($)	OPTION AWARDS[3] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[4] ($)	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPENSATION EARNINGS[5] ($)	ALL OTHER COMPEN-SATION[6] ($)	TOTAL ($)
I. Read Chairman and Chief Executive Officer*	2011	1,700,000	–	5,684,218	6,916,435	3,500,000	6,893,407	319,288	25,013,348
	2010	1,199,000	–	2,673,276	837,556	1,500,000	10,976,628	209,652	17,396,112
	2009	1,139,500	500,000	2,854,366	1,154,478	1,657,000	1,915,639	226,643	9,447,626
F. D'Amelio EVP, Business Operations and Chief Financial Officer	2011	1,200,000	–	2,046,310	1,832,194	1,440,000	984,814	187,425	7,690,743
	2010	1,090,000	–	2,673,276	837,556	1,175,000	530,418	193,823	6,500,073
	2009	1,060,000	600,000	2,904,366	1,204,478	1,420,000	465,428	205,287	7,859,559
M. Dolsten[7] President, Worldwide Research and Development	2011	1,100,000	–	2,046,310	1,832,194	1,490,000	417,430	90,801	6,976,735
	2010	900,000	1,050,000	1,985,860	622,183	1,000,000	284,639	61,004	5,903,686
A. W. Schulman[8] EVP, General Counsel, and President & GM, Nutrition	2011	900,000	–	1,705,287	1,526,834	1,190,000	348,369	94,172	5,764,662
D. Simmons[8] President and GM, Emerging Markets and Established Products	2011	850,000	–	1,591,598	1,425,043	1,135,000	843,070	132,180	5,976,891

* Mr. Read served as President and Chief Executive Officer from December 5, 2010 until his election as Chairman and Chief Executive Officer on December 12, 2011.

(1) The amounts shown in this column for Messrs. Read and D'Amelio represent one-time cash incentive awards made in 2009 in recognition of their performance and leadership in connection with the successful completion of the Wyeth acquisition on October 15, 2009. In October 2009, Messrs. Read and D'Amelio received special one-time cash and equity incentive awards totaling $1.0 million and $1.2 million, respectively, in recognition of their performance and leadership in connection with the successful completion of the Wyeth acquisition on October 15, 2009, of which 50% was paid in cash. The amount shown for Dr. Dolsten in 2010 relates to sign-on cash incentive awards, totaling $2.1 million, under his employment offer. The awards were paid in two equal installments in 2009 and 2010.

(2) The amounts shown in this column represent the grant date fair values for the RSU and PSA Awards granted in 2011, 2010 and 2009 and the STI Shift Awards granted in 2010 and 2009, including RSUs granted to Messrs. Read and D'Amelio in recognition of their performance and leadership in connection with the successful completion of the Wyeth acquisition on October 15, 2009. Further information regarding the 2011 awards is included in the "2011 Grants of Plan-Based Awards" and "2011 Outstanding Equity Awards at Fiscal Year-End" tables elsewhere in this Proxy Statement. The grant date fair values of the performance-based awards reflected in this column (PSAs granted in 2011, 2010 and 2009 and STI Shift Awards granted in 2010 and 2009) are the target payouts based on the probable outcome of the performance condition, determined as of the grant date. The maximum potential values of the 2011 PSAs would be as follows: Mr. Read—$6,365,795; Mr. D'Amelio—$2,291,676; Dr. Dolsten—$2,291,676; Ms. Schulman—$1,909,762; and Mr. Simmons—$1,782,442. Information related to the performance-based award program is included in "Performance Share Awards" elsewhere in this Proxy Statement. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's 2011 Financial Report (Note 13, Share-Based Payments).

(3) The amounts shown in this column represent the grant date fair values of the TSRUs awarded in 2011, 2010 and 2009, respectively, including the TSRUs granted to Messrs. Read and D'Amelio in recognition of their performance and leadership in connection with the successful completion of the Wyeth acquisition on October 15, 2009. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's 2011 Financial Report (Note 13, Share-Based Payments).

(4) The amounts shown in this column represent annual cash incentive awards made to the NEOs under the GPP. Further information regarding the 2011 awards is included in the "Annual Incentive Awards" table elsewhere in this Proxy Statement.

(5) The Company does not pay "above market" interest on non-qualified deferred compensation to employees; therefore, this column reflects pension accruals only. The 2011 pension accrual amounts represent the difference between the December 31, 2011 and December 31, 2010 present values of age 65 accrued pensions, or the current benefit if the NEO is eligible for an unreduced pension under the Retirement Plan and supplemental retirement plan, based on the pension plan assumptions for each year, as shown in the footnotes to the "Pension Plan Assumptions" table later in this Proxy Statement. The 2011 and 2010 amounts for Mr. Read reflect his attainment of the "Rule of 90" (age plus service greater than or equal to 90) in November 2010. This provides him with an unreduced pension benefit upon his retirement. Further information regarding pension plans is included in the "2011 Pension Benefits Table" later in this Proxy Statement.

(6) The amounts shown in this column represent the sum of the Company's Savings Plan and Supplemental Savings Plan matching contributions and the incremental cost to the Company of perquisites received by the NEOs. The Savings Plan matching contributions include Company matching funds under the Pfizer Savings Plan (a tax-qualified retirement savings plan) and under the related Supplemental Savings Plan. These plans are discussed in more detail in the "2011 Non-Qualified Deferred Compensation" table later in this Proxy Statement. Certain 2009 amounts reflect minor adjustments to amounts previously reported. Additional information regarding 2011 perquisites is provided under "Perquisites" elsewhere in this Proxy Statement.

(7) Dr. Dolsten joined Pfizer on the closing of the Wyeth transaction in October 2009 as President, Worldwide BioTherapeutics and was not an NEO in 2009. Under Dr. Dolsten's employment offer, he received sign-on equity incentive awards valued at a total of $3.1 million. The equity incentive award of $1.0 million granted in the form of RSUs is payable on the third anniversary of the grant date (October 30, 2012). In addition, he received a one-time long-term incentive award advancement of $700,000, granted in the form of RSUs and payable on the third anniversary of the grant date (October 30, 2012) and is entitled to receive, upon retirement, a pension make-up equal to the difference between $49,728 per year and the respective total straight life pension plan annuity, to the extent applicable.

(8) Ms. Schulman and Mr. Simmons were not NEOs for 2010 and 2009.

The following Grants of Plan-Based Awards Table provides additional information about non-equity incentive awards and long-term incentive awards granted to our NEOs during the year ended December 31, 2011. The long-term incentive awards were made under the 2004 Stock Plan, as amended and restated, and are described in the CD&A section headed "Elements of Executive Compensation."

2011 Grants of Plan-Based Awards Table

NAME (A)	GRANT DATE (B)	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS						
		THRESHOLD ($) (C)	TARGET ($) (D)	MAXIMUM ($) (E)	THRESHOLD (#) (F)	TARGET (#)[1] (G)	MAXIMUM (#) (H)	ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[1] (#) (I)	ALL OTHER TSRU AWARDS: NUMBER OF SECURITIES UNDERLYING TSRUs[1] (#) (J)	EXERCISE OR BASE PRICE OF TSRU AWARDS ($/Sh) (K)	GRANT DATE FAIR VALUE OF STOCK AND TSRUs[2] ($) (L)
I. Read[3]	2/24/2011								584,112	18.90	2,570,093
									483,559	18.90	2,519,342
									420,000	20.90	1,827,000
								132,345			2,501,321
		0	2,587,500	5,175,000	43,674[4]	132,345[4]	264,690[4]				3,182,897
F. D'Amelio	2/24/2011								210,280	18.90	925,232
									174,081	18.90	906,962
								47,644			900,472
		0	1,125,000	2,250,000	15,723[4]	47,644[4]	95,288[4]				1,145,838
M. Dolsten	2/24/2011								210,280	18.90	925,232
									174,081	18.90	906,962
								47,644			900,472
		0	1,125,000	2,250,000	15,723[4]	47,644[4]	95,288[4]				1,145,838
A. W. Schulman	2/24/2011								175,234	18.90	771,030
									145,068	18.90	755,804
								39,704			750,406
		0	918,000	1,836,000	13,102[4]	39,704[4]	79,408[4]				954,881
D. Simmons	2/24/2011								163,551	18.90	719,624
									135,397	18.90	705,418
								37,057			700,377
		0	918,000	1,836,000	12,229[4]	37,057[4]	74,114[4]				891,221

(1) The PSA and RSU award values were converted to units using the closing stock price of $18.89 on February 22, 2011; the 5-Year, 7-Year and 7-Year (premium) TSRU values were converted using $4.28, $5.17 and $4.29, respectively, the estimated value using the Monte Carlo Simulation model as of February 22, 2011. See Note 3 for information regarding Premium-Priced 7-Year TSRUs.

(2) The amounts shown in this column represent the award values as of the grant dates. The values of RSUs, PSAs, 5-Year, 7-Year and 7-Year (premium) TSRUs are shown at the respective fair values of $18.90, $24.05, $4.40, $5.21 and $4.35, as of February 24, 2011. See Note 3 for information regarding Premium-Priced 7-Year TSRUs.

(3) The TSRU amounts includes 420,000 Premium-Priced 7-Year TSRUs with a grant price of $20.90, representing a 25% premium over the closing stock price on December 3, 2010, the last trading day prior to Mr. Read being elected President and CEO. Other than the grant price, all other terms of the award are identical to those of the annual grant described in the "Elements of Executive Compensation" table in the CD&A.

(4) The amounts represent the threshold, target, and maximum share payouts under our Performance Share Award Program for the January 1, 2011—December 31, 2013 performance period. The payment for threshold performance ranges from 0% to 33% of target.

The following table summarizes the equity awards we have made to our NEOs that were outstanding as of December 31, 2011.

2011 Outstanding Equity Awards at Fiscal Year-End Table

NAME (A)	OPTION/SAR/TSRU AWARDS (2)								STOCK AWARDS (2)			
	GRANT DATE/ PERFORMANCE SHARE PERIOD (1)	NUMBER OF SECURITIES UNDERLYING UN-EXERCISED OPTIONS EXERCISABLE (#) (B)	NUMBER OF SECURITIES UNDERLYING UN-EXERCISED OPTIONS UN-EXERCISABLE (#) (C)	NUMBER OF SECURITIES UNDERLYING UN-EXERCISED SARS/TSRUS VESTED (#)(B)	NUMBER OF SECURITIES UNDER-LYING UN-EXERCISED SARS/ TSRUS UNVESTED (#) (C)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDER-LYING UN-EXERCISED UNEARNED OPTIONS (#)(D)	OPTION/ SAR/ TSRU EXERCISE PRICE ($) (E)	OPTION/ SAR/TSRU EXPI-RATION DATE (F)	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#) (G)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (H)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UN-EARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) (I)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UN-EARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (J)
I. Read	2/28/2002	100,000					41.30	2/27/2012				
	2/27/2003	120,000					29.33	2/26/2013				
	2/26/2004	140,000					37.15	2/25/2014				
	2/24/2005	145,000					26.20	2/23/2015				
	2/23/2006	193,000					26.20	2/22/2016				
	2/22/2007	250,000					25.87	2/21/2017				
	9/28/2007	25,000					24.43	9/27/2017				
	2/28/2008			168,739			22.55	2/28/2013				
	2/26/2009				223,881		12.70	2/26/2014	76,006	1,644,770		
	2/26/2009[3]								58,188	1,259,188		
	10/30/2009				54,585		17.03	10/30/2014	16,109	348,599		
	2/25/2010				197,072		17.69	2/25/2015	52,467	1,135,386		
	2/25/2010[4]								38,975	843,419		
	2/24/2011				584,112		18.90	2/24/2016	136,490	2,953,644		
	2/24/2011[5]				483,559		18.90	2/24/2018	28,662	620,246		
	2/24/2011[7]				420,000		20.90	2/24/2018				
	1/1/2009-12/31/2011										67,822	1,467,668
	1/1/2010-12/31/2012										48,747	1,054,885
	1/1/2011-12/31/2013										132,345	2,863,946
F. D'Amelio	9/28/2007	292,000					24.43	9/27/2017				
	2/28/2008			168,739			22.55	2/28/2013				
	2/26/2009				223,881		12.70	2/26/2014	76,006	1,644,770		
	2/26/2009[3]								58,188	1,259,188		
	10/30/2009				65,502		17.03	10/30/2014	19,331	418,323		
	2/25/2010				197,072		17.69	2/25/2015	52,467	1,135,386		
	2/25/2010[4]								38,975	843,419		
	2/24/2011				210,280		18.90	2/24/2016	49,136	1,063,303		
	2/24/2011[5]				174,081		18.90	2/24/2018	28,662	620,246		
	1/1/2009-12/31/2011										67,822	1,467,668
	1/1/2010-12/31/2012										48,747	1,054,885
	1/1/2011-12/31/2013										47,644	1,031,016
M. Dolsten	10/30/2009								64,437	1,394,417		
	10/30/2009								45,106	976,094		
	2/25/2010				146,396		17.69	2/25/2015	38,975	843,419		
	2/24/2011				210,280		18.90	2/24/2016	49,136	1,063,303		
	2/24/2011[5]				174,081		18.90	2/24/2018	21,292	460,759		
	3/5/2009[6]									3,000,100		
	1/1/2010-12/31/2012										36,212	783,628
	1/1/2011-12/31/2013										47,644	1,031,016
A. W. Schulman	6/30/2008	100,000					17.47	6/29/2018				
	2/26/2009				111,940		12.70	2/26/2014	38,003	822,385		
	2/25/2010				84,459		17.69	2/25/2015	22,485	486,575		
	2/25/2010[4]								16,489	356,822		
	2/24/2011				175,234		18.90	2/24/2016	40,947	886,093		
	2/24/2011[5]				145,068		18.90	2/24/2018	12,284	265,826		
	1/1/2009-12/31/2011										33,911	733,834
	1/1/2010-12/31/2012										20,891	452,081
	1/1/2011-12/31/2013										39,704	859,195

NAME (A)		OPTION/SAR/TSRU AWARDS (2)							STOCK AWARDS (2)			
	GRANT DATE/ PERFORMANCE SHARE PERIOD (1)	NUMBER OF SECURITIES UNDERLYING UN-EXERCISED OPTIONS EXERCISABLE (#) (B)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UN-EXERCISABLE (#) (C)	NUMBER OF SECURITIES UNDERLYING UN-EXERCISED SARS/TSRUS VESTED (#)(B)	NUMBER OF SECURITIES UNDERLYING UN-EXERCISED SARS/TSRUS UNVESTED (#) (C)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDER-LYING UNEXER-CISED UNEARNED OPTIONS (#)(D)	OPTION/ SAR/ TSRU EXERCISE PRICE ($) (E)	OPTION/ SAR/TSRU EXPIRATION DATE (F)	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#) (G)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (H)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) (L)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (J)
D. Simmons	2/28/2002	20,000					41.30	2/27/2012				
	2/27/2003	21,000					29.33	2/26/2013				
	2/26/2004	27,000					37.15	2/25/2014				
	2/25/2005	16,500					26.20	2/23/2015				
	2/23/2006	17,000					26.20	2/22/2016				
	2/22/2007	43,000					25.87	2/21/2017				
	2/28/2008			24,401			22.55	2/28/2013				
	1/30/2009								11,448	247,735		
	2/26/2009				49,440		12.70	2/26/2014	16,784	363,206		
	2/26/2009(3)								7,541	163,187		
	12/31/2009				26,767		18.19	12/31/2014	7,470	161,651		
	1/29/2010								10,871	235,248		
	2/25/2010				67,568		17.69	2/25/2015	17,988	389,260		
	2/24/2011				163,551		18.90	2/24/2016	38,217	827,016		
	2/24/2011				135,397		18.90	2/24/2018				
	1/1/2009-12/31/2011										14,977	324,102
	1/1/2010-12/31/2012										16,713	361,669
	1/1/2011-12/31/2013										37,057	801,913

(1) For better understanding of this table, we have included an additional column showing the grant date of stock options, SARs/TSRUs and RSUs and the associated performance period for the PSAs.

(2) Stock options become exercisable in accordance with the vesting schedule below:

GRANT DATE	VESTING
2/28/2002	1/3 per year in years 3, 4 and 5 - Mr. Read
2/28/2002	Full vesting after 3 years - Mr. Simmons
2/27/2003	1/3 per year in years 3, 4 and 5 - Mr. Read
2/27/2003	Full vesting after 3 years - Mr. Simmons
2/26/2004	1/3 per year in years 3, 4 and 5 - Mr. Read
2/26/2004	Full vesting after 3 years - Mr. Simmons
2/24/2005	1/3 per year in years 3, 4 and 5 - Mr. Read
2/25/2005	Full vesting after 3 years - Mr. Simmons
2/23/2006	Full vesting after 3 years
2/22/2007	Full vesting after 3 years
9/28/2007	1/3 per year in years 1, 2 and 3 - Mr. D'Amelio
9/28/2007	Full vesting after 3 years - Mr. Read
6/30/2008	Full vesting after 3 years

SARs/TSRUs vest and are settled in accordance with the schedule below:

GRANT DATE	VESTING
2/28/2008	Full vesting after 3 years and settled after 5 years
2/26/2009	Full vesting after 3 years and settled after 5 years
10/30/2009	Full vesting after 3 years and settled after 5 years
12/31/2009	Full vesting after 3 years and settled after 5 years
2/25/2010	Full vesting after 3 years and settled after 5 years
2/24/2011	Full vesting after 3 years and settled after 5 years or 7 years

RSUs vest in accordance with the schedule below:

GRANT DATE	VESTING
1/30/2009	Full vesting after 3 years
2/26/2009	Full vesting after 3 years
10/30/2009	Full vesting after 3 years
12/31/2009	Full vesting after 3 years
1/29/2010	Full vesting after 3 years
2/25/2010	Full vesting after 3 years
2/24/2011	Full vesting after 3 years

(3) This RSU grant represents the portion paid from the 2008 STI Shift Award as RSUs, as elected by the executive.

(4) This RSU grant represents the portion paid from the 2009 STI Shift Award as RSUs, as elected by the executive.

(5) This RSU grant represents the portion paid from the 2010 STI Shift Award as RSUs, as elected by the executive.

(6) This represents the 2009 Wyeth LTI Cash Award. This will be settled in cash 3 years following the vesting date. No interest is earned on these awards.

(7) Mr. Read received Premium-Priced 7-Year TSRUs at a grant price of $20.90.

The following Option Exercises and Stock Vested Table provides additional information about the value realized by the NEOs on option award exercises, stock/unit award vestings and the STI Shift Award payouts during the year ended December 31, 2011.

2011 Option Exercises and Stock Vested Table

NAME	OPTION AWARDS		RESTRICTED STOCK/RESTRICTED STOCK UNITS			PERFORMANCE SHARES 2009-2011 PAID FEB 2012[1]			STI SHIFT AWARD
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	NUMBER OF SHARES WITHHELD TO COVER TAXES (#)	VALUE REALIZED ON VESTING[4] ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	NUMBER OF SHARES WITHHELD TO COVER TAXES (#)	VALUE REALIZED ON VESTING[4] ($)	VALUE REALIZED ON VESTING[5] ($)
I. Read	–	–	48,708	–[3]	937,146	75,251	33,885	1,593,816	525,000
F. D'Amelio	–	–	48,708	17,643	937,146	75,251	34,782	1,593,816	525,000
M. Dolsten[2]	–	–	–	–	–	–	–	–	390,000
A. W. Schulman	–	–	116,038	57,864	2,390,385	37,626	18,990	796,919	225,000
D. Simmons	–	–	19,636	7,198	365,443	16,618	7,483	351,969	360,000

(1) The PSAs were determined based on relative TSR performance over the 2009-2011 performance period and were paid in February 2012.

(2) Dr. Dolsten did not have any option exercises or stock vesting in 2011.

(3) Due to IRC Section 162(m), which applies to our CEO and the other NEOs (excluding the CFO), when RSUs vest, the payment of shares is automatically deferred until the earlier of the time it can be reasonably expected that the NEO is no longer subject to Section 162(m) or the January 31st following termination of employment.

(4) The RSUs vested on February 28, 2011 at $19.24 for Mr. D'Amelio; June 30, 2011 at $20.60 for Ms. Schulman; and January 31, 2011, February 23, 2011 and February 28, 2011 at $18.22, $18.76 and $19.24, respectively, for Mr. Simmons. Performance Shares vested on February 26, 2012 at $21.18.

(5) The amounts shown in this column represent the 50% cash payout from the February 24, 2011 STI Shift Award paid in cash. The remaining 50% RSU award was reported in the "2011 Outstanding Equity Awards at Fiscal Year-End" table. Mr. Simmons was not an ELT member at the time of the grant. Pursuant to a prior election, he received 100% of the Award in cash.

The following 2011 Pension Benefits Table shows the present value of accumulated benefits payable to each of our NEOs under the Pfizer Consolidated Pension Plan (the "Retirement Plan"), which retains the pension formulas under the legacy plans, including the Pfizer Retirement Annuity Plan (the "PRAP"), the Wyeth Retirement Plan-United States (the "Wyeth Plan") and the related non-funded legacy Pfizer Supplemental Retirement Plan (the "Supplemental Retirement Plan"), and the non-funded legacy Wyeth Supplemental Executive Retirement Plan (the "Wyeth Supplemental Retirement Plan") (collectively, the "Supplemental Plans").

2011 Pension Benefits Table

NAME	PLAN NAME	NUMBER OF YEARS OF CREDITED SERVICE (#)	AGE 65 SINGLE-LIFE ANNUITY PAYMENT ($)	PRESENT VALUE OF ACCUMULATED BENEFIT[1] ($)	PAYMENTS DURING LAST FISCAL YEAR ($)	IMMEDIATE ANNUITY PAYABLE ON 12/31/2011 ($)	LUMP SUM VALUE[2] ($)
I. Read[3]	Qualified Plan	33	126,304	1,841,738	–	126,304	1,808,312
	Supplemental Plan		1,725,828	25,552,739	–	1,725,828	24,709,006
F. D'Amelio	Qualified Plan	4	16,555	123,485	–	–	–
	Supplemental Plan[4]		417,206	3,208,250	–	–	–
M. Dolsten[5]	Qualified Plan	3	15,606	117,344	–	–	–
	Supplemental Plan		110,903	844,265	–	–	–
A. W. Schulman	Qualified Plan	3	13,647	89,168	–	–	–
	Supplemental Plan		96,688	649,890	–	–	–
D. Simmons	Qualified Plan	15	57,248	307,936	–	–	–
	Supplemental Plan		260,186	1,454,968	–	–	–

(1) The present value of these benefits is based on the December 31, 2011 assumptions as shown below, used in determining our annual pension expense for fiscal 2012.

(2) These amounts reflect the values of annuities if paid as a lump sum benefit as of January 1, 2012, as indicated above, only for NEOs eligible to retire as of that date.

(3) The amount for Mr. Read reflects his attainment of the "Rule of 90" (age plus service greater than or equal to 90) in November 2010. This provides him with an unreduced pension benefit upon his retirement.

(4) Under the terms of Mr. D'Amelio's offer letter, he will receive an additional six years of benefit accrual service for pension purposes after he completes five years of service in 2012. The amounts shown above include $251,861 in the Supplemental Plan Age 65 Single-Life Annuity Payment and $1,936,772 in the Supplemental Plan Present Value of Accumulated Benefit, both of which are attributable to the additional six years of service.

(5) The retirement benefits for Dr. Dolsten are based on the provisions of the Wyeth Retirement Plan formula of the Pfizer Consolidated Pension Plan and the Wyeth Supplemental Retirement Plan. Under the terms of Dr. Dolsten's offer letter, Pfizer will provide a pension make-up equal to the difference between $49,728 per year and the respective total straight life pension plan annuity for Dr. Dolsten.

The Retirement Plan

The Retirement Plan is a funded, tax-qualified, non-contributory defined benefit pension plan that covers certain employees, including the NEOs.

Retirement Plan (PRAP formula) and Supplemental Retirement Plan— Messrs. Read, D'Amelio and Simmons and Ms. Schulman

Benefits under the Retirement Plan (PRAP formula) are based on the employee's years of service and highest average earnings for a five calendar-year period and are payable after retirement in the form of an annuity or a lump sum.

Benefits under the Retirement Plan are calculated as an annuity equal to the greater of:

- 1.4% of the employee's highest final average earnings for a five-year calendar period multiplied by years of service; and
- 1.75% of such earnings less 1.5% of the primary Social Security benefit multiplied by years of service.

Years of service under these formulas cannot exceed 35.

Compensation covered by the Retirement Plan and the related Supplemental Plan for Messrs. Read, D'Amelio and Simmons and Ms. Schulman for 2011 equals the sum of the amounts set forth for 2011 in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the 2011 Summary Compensation Table. Mr. Read's covered compensation also includes restricted stock awards granted on or prior to April 26, 2001 and any performance-based share awards granted for performance periods beginning before January 1, 2001. After the payment of the awards for the five-year period ended on December 31, 2004, no further performance-based share awards are included in the determination of pensions under the Retirement Plan or the Supplemental Retirement Plan.

Retirement Plan (Wyeth Plan formula) and Wyeth Supplemental Retirement Plan—Dr. Dolsten

Benefits under the Retirement Plan (Wyeth Plan formula) are based on the employee's years of service and the employee's final average pension earnings for the five-highest years of service within the last 10 years of service and are payable after retirement in the form of an annuity or a lump sum. Compensation covered under the Wyeth Plan formula and the related Wyeth Supplemental Plan for Dr. Dolsten for 2011 includes salary at April 1, 2011 and the bonus paid in 2011 for 2010 performance.

Benefits under the Retirement Plan (Wyeth Plan formula) are calculated as an annuity equal to 2% of the employee's final average pension earnings, multiplied by years of credited service, less 1/60th of the annual primary Social Security benefit, multiplied by years of credited service.

Years of service under this formula cannot exceed 30.

General

Contributions to the Retirement Plan are made entirely by Pfizer and are paid into a trust fund from which benefits are paid.

The amount of annual earnings that may be considered in calculating benefits under the Retirement Plan is limited by law. For 2011, the annual limitation was $245,000. The Retirement Plan currently limits pensions paid under the Retirement Plans to an annual maximum of $195,000, payable at age 65 in accordance with IRC requirements. Under the Supplemental Plans, Pfizer provides, out of its general assets, amounts substantially equal to the difference between the amount that may be paid under the Retirement Plan and the amount that would be paid in the absence of these IRC limits. The Supplemental Plans are non-funded; however, in certain circumstances Pfizer has established and funded trusts to secure obligations to make payments under the Supplemental Plans.

Beginning January 1, 2012, all legacy Wyeth employees (including Dr. Dolsten) began earning benefits under the PRAP formula in the Retirement Plan and Supplemental Retirement Plan.

The present value of accumulated benefits has been computed based on the assumptions as of December 31, 2011 in the following table, which were used in developing our financial statement disclosures:

Pension Plan Assumptions[1]

ASSUMPTIONS AS OF	12/31/2009	12/31/2010	12/31/2011
Discount Rate	6.30% for qualified pension plans, 6.20% for non-qualified pension plans	5.90% for qualified pension plans, 5.80% for non-qualified pension plans	5.10% for qualified pension plans, 5.00% for non-qualified pension plans
Lump Sum Interest Rate	2.70% for annuity payments expected to be made during first 5 years; 6.00% for payments made between 5 and 20 years; and 6.80% for payments made after 20 years prior to reflecting the 5-year phase-in from GATT 30-year Treasury rate of 4.35%	2.00% for annuity payments expected to be made during first 5 years; 5.20% for payments made between 5 and 20 years; and 6.50% for payments made after 20 years prior to reflecting the 5-year phase in from GATT 30-year Treasury rate of 4.40%. For legacy Wyeth 3.25%	1.90% for annuity payments expected to be made during first 5 years; 4.30% for payments made between 5 and 20 years; and 5.10% for payments made after 20 years prior. For legacy Wyeth 3.25%
Percent Electing Lump Sum	80%/70%[2] - Pfizer	80%/70%[2] - Pfizer 85% - Wyeth	80%/70%[2] - Pfizer 85% - Wyeth
Mortality Table for Lumps Sums	Unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7-15 years)	For legacy Pfizer, unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7-15 years). For legacy Wyeth, Unisex 1994 Group Annuity Mortality Table, blended 50% Male and 50% Female	For legacy Pfizer, unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7-15 years). For legacy Wyeth, Unisex 1994 Group Annuity Mortality Table blended 50% Male and 50% Female
Mortality Table for Annuities	Separate annuitant and non-annuitant rates for the 2010 plan year, as set forth in regulation 1.412(l)(7)-1	Separate annuitant and non-annuitant rates for the 2011 plan year, as set forth in regulation 1.412(l)(7)-1	Separate annuitant and non-annuitant rates for the 2012 plan year, as set forth in regulation 1.412(l)(7)-1

(1) These assumptions are also used to determine the change in pension value in the 2011 Summary Compensation Table.

(2) 80% relates to the Qualified Plan and 70% relates to the Supplemental Plan. Only applies to the extent the executive is eligible to receive a lump sum.

We have included an additional column titled "Age 65 Single-Life Annuity Payment" in the 2011 Pension Benefits Table. The amounts listed in this column represent the amount payable to the executive upon attaining age 65, assuming retirement. We have also added a column showing the immediately payable pension benefit as well as a column showing the lump sum value of that benefit for those NEOs who meet the retirement criteria under the Plans.

Early Retirement Provisions

Under the Retirement Plan and Supplemental Retirement Plans, the normal retirement age is 65. Under the Retirement Plan (PRAP formula), if a participant terminates employment with an age and years of service combination equal to or greater than 90, the employee is entitled to receive either an annuity or a lump sum that is unreduced under the terms of the Retirement Plan or the Supplemental Retirement Plan for early payment. Mr. Read attained this milestone during 2010. If an employee retires on or after age 55 with 10 or more years of service, that participant may elect to receive either an early retirement annuity payment reduced by 4% per year (prorated for partial years) for each year between benefit commencement and age 65, or a lump sum payment. If an employee does not satisfy any of the above criteria and has three years of vesting service under the Retirement Plan, that participant may elect to receive an annuity starting on or after age 55, which is reduced by 6% per year for each year (prorated for partial years) prior to age 65; a lump sum payment is not available.

Under the Retirement Plan (Wyeth Plan formula) and the Wyeth Supplemental Retirement Plan, the normal retirement age is 65. If an employee retires on or after age 55 with 10 or more years of vesting service, the employee may elect to receive an early retirement benefit, reduced by 3% per year (prorated for partial years) for each year between benefit commencement and age 65. If an employee does not satisfy the above criteria, and has at least 3 but less than 10 years of vesting service under the Retirement Plan, that employee may elect to receive his or her benefit on or after age 55, when the benefit is reduced by the actuarial present value (on average 6% per year) for each year between benefit commencement and age 65.

Beginning January 1, 2012, all legacy Wyeth employees (including Dr. Dolsten) began earning benefits under the Retirement Plan and Supplemental Retirement Plan according to the Pfizer PRAP formula.

Board Policy on Pension Benefits for Executives

The Board has adopted a policy providing that it will seek shareholder approval prior to the payment of amounts to any senior executive from the Company's defined benefit pension plans if his or her benefit, computed as a single life annuity, will exceed 100% of the senior executive's final average salary, as calculated at the discretion of the Committee. This policy applies to all benefit accruals after January 1, 2006. For purposes of this policy, "final average salary" means the average of the highest five calendar years' earnings (as defined by the Committee and not based on the legacy pension plan definition), where earning includes salary earned during the year and annual cash incentives (or bonus) earned for the year.

The following Non-Qualified Deferred Compensation Table summarizes activity during 2011 and account balances in our various non-qualified savings and deferral plans for our NEOs. The following plans and programs permit the executives to defer amounts previously earned on a pre-tax basis: Pfizer Non-Funded Deferred Compensation and Supplemental Savings Plan ("PSSP"), Global Performance Plan ("GPP"), Performance Share Awards ("PSA"), Short-Term Incentive Shift Award ("STI Shift Award"), Wyeth Supplemental Employee Savings Plan ("Wyeth SESP") and Wyeth Deferred Compensation Plan ("Wyeth DCP"). The PSSP and Wyeth SESP are non-qualified supplemental savings plans that provide for the deferral of compensation that otherwise could have been deferred under the related tax-qualified 401(k) plans but for the application of certain IRC limitations and for Company matching contributions based on the executive's contributions. Other than the matching contributions (and the earnings thereon) in the PSSP, the account balances in these plans are generally attributable to deferrals of previously earned compensation and the earnings on those amounts.

2011 Non-Qualified Deferred Compensation Table[1]

NAME	PLAN[2]	EXECUTIVE CONTRIBUTIONS IN 2011 ($)	PFIZER CONTRIBUTIONS IN 2011 ($)	AGGREGATE EARNINGS IN 2011 ($)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT 12/31/11 ($)
I. Read	PSSP	177,300	132,975	464,988	–	2,284,573
	Deferred GPP	–	–	–	–	–
	Deferred PSA	–	–	852,076	–	3,819,375
	Deferred RSU[3]	937,146	–	372,899	–	2,089,489
	Total:	**1,114,446**	**132,975**	**1,689,963**	**–**	**8,193,437**
F. D'Amelio	PSSP	127,800	95,850	52,887	–	931,507
	Deferred GPP	–	–	–	–	–
	Deferred PSA	–	–	–	–	–
	Total:	**127,800**	**95,850**	**52,887**	**–**	**931,507**
M. Dolsten	Wyeth SESP	51,300	25,650	3,161	–	163,933
	Deferred GPP	–	–	–	–	–
	Total:	**51,300**	**25,650**	**3,161**	**–**	**163,933**
A. W. Schulman	PSSP	131,000	29,475	18,261	–	363,967
	Deferred GPP	–	–	–	–	–
	Deferred STI Shift Award	–	–	12,728	–	298,361
	Total:	**131,000**	**29,475**	**30,989**	**–**	**662,328**
D. Simmons	PSSP	104,667	59,850	58,686	–	748,237
	Deferred GPP	–	–	21,825	–	97,887
	Deferred STI Shift Award	–	–	10,580	–	67,973
	Total:	**104,667**	**59,850**	**91,091**	**–**	**914,097**

(1) Contribution amounts reflected in this table are and have been reflected in the 2011 Summary Compensation Table and prior years' summary compensation tables, as applicable. Aggregate earnings are not reflected in the summary compensation tables.

(2) The PSSP contributions were based on the executive's deferral election and the salary shown in the 2011 Summary Compensation Table, as well as annual incentive awards paid in 2011, previously reported. The Wyeth SESP contributions were based on the executive's deferral election and the salary shown in the 2011 Summary Compensation Table.

(3) Represents an RSU award vested on February 28, 2011 that was deferred due to IRC Section 162(m). Further information regarding the RSU vesting is reported in the 2011 Option Exercises and Stock Vested Table.

Pfizer Savings Plans

The Company provides the Pfizer Savings Plan (the "Savings Plan") to U.S.-based employees of the Company and the Pfizer Supplemental Savings Plan (the "PSSP") to employees who meet the eligibility requirements. Legacy Wyeth executives (including Dr. Dolsten) are covered under the Wyeth Supplemental Employee Savings Plan (the "Wyeth SESP"). The Wyeth Savings Plan was merged into the Pfizer Savings Plan effective October 1, 2010, but the Wyeth matching formula was retained through December 31, 2011. Contribution amounts are reflected in the 2011 Summary Compensation Table or prior years' summary compensation tables, as applicable. Earnings have not been included. These plans are described below.

The Savings Plan is a tax-qualified retirement savings plan. Participating employees may contribute up to 20% of "regular earnings" on a before-tax basis, Roth 401(k) basis and after-tax basis, into their Savings Plan accounts. "Regular earnings" for the Savings Plan include both salary and bonus or annual incentive awards. In addition, under the Savings Plan, we generally match an amount equal to one dollar for each dollar contributed by participating employees on the first 3% of their regular earnings, and fifty cents for each additional dollar contributed on the next 3% of their regular earnings. Matching contributions generally are invested in our common stock. Plan participants have the ability to immediately diversify the matching contribution investments.

Dr. Dolsten was subject to a legacy Wyeth plan formula under which he could contribute up to 50% of base salary on a before-tax or after-tax basis. Under the plan, Dr. Dolsten received a 3% match if he contributed 6% or more of base pay, as defined under the legacy Wyeth plan. Matching contributions generally are invested in accordance with the instructions provided by the employee.

Beginning January 1, 2012, all legacy Wyeth employees (including Dr. Dolsten) began earning benefits under the Pfizer plan formula of the Savings Plan. In addition, for eligible legacy Wyeth employees (including Dr. Dolsten), participation in the Wyeth SESP was frozen on December 31, 2011, and beginning January 1, 2012 eligible legacy Wyeth employees (including Dr. Dolsten) began participating in the PSSP.

Pursuant to tax law limitations, effective for 2011, the Savings Plan limits the "additions" that can be made to a participating employee's account to $49,000 per year. "Additions" include our matching contributions, before-tax contributions, Roth 401(k) contributions and after-tax contributions.

The tax law limits the amounts that may be allocated to tax-qualified savings plans and the amount of compensation that can be taken into account in computing benefits under the Savings Plan. The 2011 maximum before-tax and Roth 401(k) contribution limit was $16,500 per year (or $22,000 per year for eligible participants age 50 and over). In addition, no more than $245,000 of annual compensation may be taken into account in computing benefits under the Savings Plan.

The PSSP and Wyeth SESP are intended to pay, out of the general assets of the Company, an amount substantially equal to the difference between the amount that would have been allocated to an employee's account as before-tax contributions, our matching contributions and the amount actually allocated under the Savings Plan if the limits described in the preceding paragraph did not exist. Under the PSSP, participants can elect to defer up to 20% of eligible wages on a before-tax basis. Under the Wyeth SESP, participants can elect to defer up to 6% of the eligible wages on a before-tax basis. Generally, under the PSSP, participants can elect to receive payments as a lump sum or in one to twenty annual installments following termination from service. Participants who do not make an election receive lump sum payments. Generally, under the Wyeth SESP, participants can elect to receive payments as a lump sum, or under limited circumstances, can elect to roll over their balances into the Wyeth Deferred Compensation Plan. In certain circumstances, we have established and funded trusts to secure our obligations to make payments under the PSSP and Wyeth SESP.

Amounts deferred, if any, under the PSSP or Wyeth SESP by the NEOs for 2011 are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the 2011 Summary Compensation Table. In the Non-Qualified Deferred Compensation table, PSSP/ Wyeth SESP values are shown for each NEO. Executive contributions reflect the percent of salary and bonus the executive has elected to defer under the PSSP/Wyeth SESP. This matching contribution is shown in the "Pfizer Contributions" column of the table. For the NEOs, the Company's matching contributions under the Savings Plan and the PSSP/Wyeth SESP are shown in the "All Other Compensation" column of the 2011 Summary Compensation Table. The "Aggregate Earnings" column in the above table represents the amount by which the PSSP/Wyeth SESP balance changed in the past fiscal year, net of employee and employer contributions.

ESTIMATED BENEFITS UPON TERMINATION

The following table shows the estimated benefits payable upon a hypothetical termination of employment under the Executive Severance Plan and under various termination scenarios as of December 31, 2011.

Estimated Benefits Upon Various Termination Scenarios

NAME	SEVERANCE(1) (A) ($)	OTHER(2) (B) ($)	TERMINATION WITHOUT CAUSE		TERMINATION ON CHANGE IN CONTROL		DEATH OR DISABILITY
			LONG-TERM AWARD PAYOUTS(3) (C) ($)	TOTAL (A+B+C) ($)	LONG-TERM AWARD PAYOUTS(4) (D) ($)	TOTAL (A+B+D) ($)	LONG-TERM AWARD PAYOUTS(5) ($)
I. Read	8,575,000	14,843	13,895,724	22,485,567	24,006,339	32,596,182	24,006,339
F. D'Amelio	2,325,000	19,043	11,251,162	13,595,205	16,647,970	18,992,013	16,647,970
M. Dolsten	2,225,000	18,493	7,275,758	9,519,251	11,610,983	13,854,476	11,610,983
A. W. Schulman	1,818,000	23,846	4,425,946	6,267,792	7,604,071	9,445,917	7,604,071
D. Simmons	1,972,000	22,071	3,504,152	5,498,223	6,368,901	8,362,972	6,368,901

(1) These amounts represent severance equal to the greater of: (a) one year's pay (defined as base salary and target bonus) or (b) 13 weeks pay plus 3 weeks pay per year of service, subject to a maximum of 104 weeks. These amounts do not include payments, if any, under the GPP. However, the individual would receive a pro rata portion of his or her targeted award under the GPP.

(2) These amounts represent the Company cost of 12 months of active employee medical and life insurance coverage.

(3) These amounts represent the value of long-term incentive awards which vest on termination of employment without cause using our closing stock price of $21.64 on December 31, 2011.

(4) These amounts represent the value of long-term incentive awards which vest following a change in control using our closing stock price of $21.64 on December 31, 2011.

(5) These amounts represent the value of long-term incentive awards which vest on termination of employment due to death or disability using our closing stock price of $21.64 on December 31, 2011.

The NEOs are eligible for the following potential payments upon death, disability, retirement and a change in control, as described below:

Payments Made Upon Disability

Under our legacy Pfizer flexible benefits program, eligible employees, including the NEOs other than Dr. Dolsten, are provided with Company-paid long-term disability coverage of 50% of total pay, and may buy an increased level of coverage of up to 70% of total pay, subject to a $500,000 annual benefit limit. Through December 31, 2011, if the employee was vested in the Retirement Plan, those benefits continued to accrue while receiving disability benefits and health and life insurance coverage is continued. Beginning January 1, 2012, health and life insurance benefits will be provided for 24 months and Retirement Plan benefits will not continue to accrue to those who begin to receive long-term disability benefits. Under the legacy Wyeth health and insurance program, eligible employees, including Dr. Dolsten, have the ability to purchase long-term disability coverage of up to 60% of base pay, subject to a $360,000 annual benefit limit and health and life insurance coverage is continued for 24 months. Beginning January 1, 2012, all colleagues (including legacy Wyeth colleagues, including Dr. Dolsten) are covered under the Pfizer benefit plans.

Under the Long-Term Incentive Program, in the event of disability, PSAs are paid out at target; RSUs are paid in full; SARs/TSRUs vest and are settled on the fifth or seventh anniversary of the date of grant; and outstanding stock options continue to vest and become exercisable for the full option term, provided the executive remains permanently and totally disabled.

Payments Made Upon Death

Under our legacy Pfizer flexible benefits program, eligible employees, including the NEOs other than Dr. Dolsten, have the ability to purchase life insurance benefits of eight times pay (subject to evidence of insurability requirements) up to a maximum of $4.0 million. Pfizer provides one times base pay with a maximum cap of $2.0 million paid by the Company. The deceased executive's pension and deferred compensation are also payable in accordance with the plans and the executive's election.

Under our legacy Wyeth health and insurance benefits program, eligible employees, including Dr. Dolsten, have the ability to purchase up to eight times base pay in life insurance benefits with no limit. In addition, coverage of one times base pay, with no maximum in coverage, is paid by the Company. The deceased executive's pension and other retirement savings and deferred compensation are also payable in accordance with the plans and the executive's election. Beginning January 1, 2012, all colleagues (including legacy Wyeth colleagues, including Dr. Dolsten) are covered under the Pfizer benefit plans.

Under the Long-Term Incentive Program, in the event of death, PSAs are paid out at target; RSUs are paid in full; SARs/TSRUs vest and are immediately settled; and outstanding stock options are exercisable for the remainder of the option term if the participant is eligible for retirement; if not, the stock options remain exercisable for up to two years.

Payments Made Upon Retirement

Under the Long-Term Incentive Program, if a participant retires (after attaining age 55 with at least 10 years of service) after the first anniversary of the grant date, RSUs are prorated based on service subsequent to the grant date; SARs/TSRUs continue to vest and are settled on the fifth or seventh anniversary of the grant date; and outstanding stock options are exercisable for the full term of the option. PSAs are prorated at the end of the performance period if the participant is employed through December 31 of the year of grant. If the retirement takes place prior to the first anniversary of the grant date, these long-term awards are forfeited. Based on age and years of service, Mr. Read is the only NEO eligible for retirement treatment and would receive $10,496,662 under his long-term awards as of December 31, 2011 in the event of his retirement.

See "Retirement and Savings Plans" and "Retiree Health Care Benefits" for further information on health care, retirement and savings plan benefits under Pfizer's plans.

Payments Made Upon Change in Control

Under the Long-Term Incentive Program, if a participant's employment is terminated within 24 months of a change in control, PSAs are paid out at target; RSUs are paid in full; unvested SARs/TSRUs vest and are immediately settled; vested SARs/TSRUs are settled on the fifth or seventh anniversary of the date of grant; and outstanding stock options are exercisable for the remainder of the option term.

This table provides certain information as of December 31, 2011 with respect to our equity compensation plans:

Equity Compensation Plan Information

PLAN CATEGORY	(A) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(B) WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(C) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
Equity compensation plans approved by security holders	477,049,686[1]	$24.61	318,948,604[2]
Equity compensation plans not approved by security holders	0	N/A	0
Total	**477,049,686**	**$24.61**	**318,948,604**

(1) This amount includes the following:

- 406,954,758 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $24.96.
- 6,092,590 shares issuable pursuant to outstanding share awards that have been granted under the Pfizer Inc. 2004 Stock Plan, as amended and restated (the "2004 Stock Plan"), but not yet earned as of December 31, 2011. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined by a formula that measures our performance, in terms of total shareholder return, over the applicable performance period relative to the performance of the pharmaceutical peer group, as discussed above. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation in column (b).
- 41,940,120 shares subject to restricted stock units, granted under the 2004 Stock Plan. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation in column (b).
- 19,165,851 non-vested shares and 2,896,367 vested shares pursuant to TSRUs granted under the 2004 Stock Plan with a weighted average exercise price of $18.06. The number of shares, if any, to be issued pursuant to outstanding TSRUs will be determined by the difference between the defined settlement price and the grant price, plus the dividends accumulated during the respective 5- and 7-year terms. The settlement price is the 20-day average closing stock price ending on the fifth or seventh anniversary of the grant, as applicable.

(2) This amount represents the number of shares available (318,948,604) for issuance pursuant to stock options and awards that could be granted in the future under the 2004 Stock Plan. Under the 2004 Stock Plan, any option granted reduces the available number of shares on a one-to-one basis and any whole share award granted reduces the available number of shares on a two-to-one basis.

In 2003, Pfizer acquired Pharmacia Corporation and assumed various stock-based plans. No further grants may be made under any of these plans. As of December 31, 2011, under the Pharmacia 2001 Long-Term Incentive Plan, 21,540,171 shares were issuable upon the exercise of outstanding stock options at a weighted average exercise price of $31.63. In addition, under the other assumed Pharmacia plans, as of December 31, 2011, there were 1,058,343 shares issuable upon the exercise of outstanding stock options, and those options had a weighted average exercise price per share of $27.51. Information regarding these options is not included in the above table.

In 2000, Pfizer acquired Warner-Lambert Company and assumed 217,653 shares issuable pursuant to the Warner-Lambert 1996 Stock Plan in settlement of Warner-Lambert directors' compensation that had been deferred by certain former Warner-Lambert directors prior to Pfizer's acquisition of Warner-Lambert. Information regarding those shares is not included in the above table.

On October 15, 2009, Pfizer acquired Wyeth and assumed the Wyeth Management Incentive Plan (the "MIP Plan"), pursuant to which no subsequent awards have been or will be made. As of December 31, 2011 there were 114,186 shares issuable in settlement of the participants' accounts, which will be delivered upon separation from Pfizer, subject to meeting the requirements of the MIP Plan. Information regarding these shares is not included in the above table.

FINANCIAL MEASURES

The following table contains reconciliations of 2011 and 2010 U.S. GAAP revenues and U.S. GAAP diluted EPS to revenues and adjusted diluted EPS for annual incentive purposes relating to the Financial Performance Table within this Proxy Statement (Unaudited).

Financial Measures

(Billions, except per common share data)	2011	2010
Revenues	$ 67.4	$ 67.1
Foreign exchange impact relative to rates in effect for budget purposes	(0.4)	0.3
Revenues for Annual Incentive purposes	$ 67.0	$ 67.4
Diluted EPS*	$ 1.27	$ 1.02
Purchase accounting adjustments—net of tax	0.64	0.76
Acquisition-related costs—net of tax	0.19	0.36
Discontinued operations—net of tax	(0.17)	(0.01)
Certain significant items—net of tax	0.39	0.09
Adjusted diluted EPS*	$ 2.31	$ 2.22
Foreign exchange impact relative to rates in effect for budget purposes	(0.02)	0.04
Exclusion of non-recurring items	(0.02)	–
Adjusted diluted EPS for Annual Incentive purposes	$ 2.27	$ 2.26

* For a full reconciliation of adjusted diluted EPS, see the 2011 Financial Report. EPS amounts may not add due to rounding.

Requirements, Including Deadlines, for Submission of Proxy Proposals and Nomination of Directors

Under the rules of the SEC, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2013 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at 235 East 42nd Street, New York, NY 10017-5755 by November 15, 2012. The proposal should be sent to the attention of the Secretary of the Company.

Under our By-laws, a shareholder must follow certain procedures to nominate persons for election as Directors or to introduce an item of business at an Annual Meeting of Shareholders. These procedures provide that nominations for Director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to the Secretary of the Company at our principal executive offices. We must receive written notice of your intention to introduce a nomination or to propose an item of business at our 2013 Annual Meeting:

- if the 2013 Annual Meeting is being held within 25 days before or after the anniversary of the date of this year's Annual Meeting (April 26, 2012), not less than 90 days nor more than 120 days in advance of the anniversary of the 2012 Annual Meeting; or
- 10 days following the date on which notice of the date of the 2013 Annual Meeting is mailed or the public disclosure of the date of the 2013 Annual Meeting is made, whichever first occurs.

For any other meeting, the nomination or item of business must be received by the tenth day following the date of public disclosure of the date of the meeting.

Our Annual Meeting of Shareholders is generally held on the fourth Thursday of April. Assuming that our 2013 Annual Meeting is held on schedule, to be "timely" within the meaning of Rule 14a-4(c) under the Securities Exchange Act of 1934, we must receive written notice of your intention to introduce a nomination or other item of business at that Meeting between December 27, 2012 and January 26, 2013. If we do not receive written notice during that time period, or if we meet certain other requirements of the SEC rules, the persons named as proxies in the proxy materials relating to that Meeting will use their discretion in voting the proxies when any such matters are raised at the Meeting.

The nomination must contain the following information about the nominee (amongst other information, as specified in the By-laws):

- name;
- age;
- business and residence addresses;
- principal occupation or employment;
- the class and number of shares of Pfizer stock owned (beneficially and of record) by the nominee;
- the information that would be required under the rules of the SEC in a proxy statement or other filing required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder; and
- a signed consent of the nominee to serve as a Director of the Company, if elected.

Notice of a proposed item of business must include (amongst other information, as specified in the By-laws):

- a brief description of the substance of, and the reasons for conducting, such business at such Meeting; and
- as to the shareholder proponent and the beneficial owner, if any, on whose behalf the proposal is being made:
  - the name and address of each such person and of any holder of record of the shareholder proponent's shares as they appear on our records;
  - the class and number of all shares of Pfizer stock owned by each such person (beneficially and of record) (with supporting documentation where appropriate);
  - any material interest of each such person, or any affiliates or associates of each such person, in such business; and
  - any other information relating to each such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by each such person with respect to the proposed business to be brought by each such person before the annual meeting pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

Other Business

The Board is not aware of any matters that are expected to come before the 2012 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should come before the Annual Meeting, the Proxy Committee intends to vote the proxies in accordance with its best judgment.

The Chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the procedures described above under "Requirements, including Deadlines, for Submission of Proxy Proposals and Nomination of Directors."

Whether or not you plan to attend the Meeting, please vote by telephone, on the Internet, or by mail.

If you vote by telephone, the call is toll-free within the U.S., U.S. territories and Canada. No postage is required for mailing in the United States if you vote by mail using the enclosed prepaid envelope.

PFIZER INC.

CORPORATE GOVERNANCE PRINCIPLES

Role and Composition of the Board of Directors

1. General. The Board of Directors, which is elected by the shareholders, is the ultimate decision-making body of the Company, except with respect to those matters reserved to the shareholders. It selects the Chief Executive Officer and other members of the senior management team, which is charged with the conduct of the Company's business. Having selected the senior management team, the Board acts as an advisor and counselor to senior management and ultimately monitors its performance. The function of the Board to monitor the performance of senior management is facilitated by the presence of non-employee Directors of stature who have substantive knowledge of the Company's business.

2. Succession Planning. The Board also plans for succession to the position of Chief Executive Officer as well as certain other senior management positions. To assist the Board, the Chief Executive Officer annually provides the Board with an assessment of senior managers and their potential to succeed him or her. He or she also provides the Board with an assessment of persons considered potential successors to certain senior management positions.

3. Board Leadership. The independent Directors will annually elect a Chairman of the Board, who may or may not be the Chief Executive Officer of the Company. If the individual elected as Chairman of the Board is the Chief Executive Officer, the independent Directors shall also elect a Lead Independent Director. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board as a whole, as well as over executive sessions of the independent Directors, and shall perform such other duties, and exercise such powers, as from time to time shall be prescribed in the Company's By-laws or by the Board of Directors; provided that the Lead Independent Director, if any, shall preside over executive sessions of the Company's independent Directors. In addition, the Lead Independent Director, if any, shall facilitate information flow and communication among the Directors and perform such other duties as may be specified by the Board and outlined in the Charter of the Lead Independent Director.

4. Director Independence. It is the policy of the Company that the Board consist of a majority of independent Directors. The Corporate Governance Committee of the Board has established Director Qualification Standards to assist it in determining Director independence, which either meet or exceed the independence requirements of the New York Stock Exchange ("NYSE") corporate governance listing standards. The Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the Director, but also from that of persons or organizations with which the Director has an affiliation.

5. Board Size. It is the policy of the Company that the number of Directors not exceed a number that can function efficiently as a body. The Corporate Governance Committee considers and makes recommendations to the Board concerning the appropriate size and needs of the Board. The Corporate Governance Committee considers candidates to fill new positions created by expansion and vacancies that occur by resignation, by retirement or for any other reason.

6. Selection Criteria. Candidates are selected for, among other things, their integrity, independence, diversity of experience, leadership and their ability to exercise sound judgment. Scientific expertise, prior government service and experience at policy-making levels involving issues affecting business, government, education, technology, as well as areas relevant to the Company's global business, are among the most significant criteria. Final approval of a candidate is determined by the full Board.

7. Voting for Directors. In accordance with the Corporation's By-laws, unless the Secretary of the Company determines that the number of nominees exceeds the number of Directors to be elected as of the record date for any meeting of the shareholders, a nominee must receive more votes cast for than against his or her election or re-election in order to be elected or re-elected to the Board. The Board expects a Director to tender his or her resignation if he or she fails to receive the required number of votes for re-election. The Board shall nominate for election or re-election as Director only candidates who agree to tender, promptly following such person's failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon Board acceptance of such resignation. In addition, the Board shall fill Director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other Directors in accordance with this Corporate Governance Principle.

If an incumbent Director fails to receive the required vote for re-election, then, within 90 days following certification of the shareholder vote, the Corporate Governance Committee will act to determine whether to accept the Director's resignation and will submit such recommendation for prompt consideration by the Board, and the Board will act on the Committee's recommendation. The Corporate Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a Director's resignation.

Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer.

Thereafter, the Board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission.

If each member of the Corporate Governance Committee fails to receive the required vote in favor of his or her election in the same election, then those independent Directors who did receive the required vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them.

However, if the only Directors who receive the required vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

8. Director Service on Other Public Boards. Ordinarily, Directors should not serve on more than four other boards of public companies in addition to the Company's Board. Current positions in excess of these limits may be maintained unless the Board of Directors determines that doing so would impair the Director's service on the Company's Board.

9. Former Chief Executive Officer as Director. Effective 2001, upon retirement from the Company, the former Chief Executive Officer will not retain Board membership.

10. Change in Director Occupation. When a Director's principal occupation or business association changes substantially during his or her tenure as a Director, that Director shall tender his or her resignation for consideration by the Corporate Governance Committee. The Corporate Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

11. Director Compensation. The Corporate Governance Committee annually reviews the compensation of Directors.

12. Ownership Requirement. Each non-employee Director is required to hold at least $550,000 worth of Pfizer stock while serving as a Director of the Company. A Director's holdings include units granted to the Director as compensation for Board service and shares or units held under a deferral or similar plan. A Director will have five years from the date of (a) his or her first election as a Director or (b) if later, an increase in the amount of Pfizer stock required to be held, to satisfy this ownership requirement

13. Director Retirement. Directors are required to retire from the Board when they reach the age of 73; a Director elected to the Board prior to his or her 73rd birthday may continue to serve until the annual shareholders meeting coincident with or next following his or her 73rd birthday. On the recommendation of the Corporate Governance Committee, the Board may waive this requirement as to any Director if it deems such waiver to be in the best interests of the Company.

14. Board and Committee Self-Evaluation. The Board, and each Committee, are required to conduct a self-evaluation of their performance at least annually.

15. Term Limits. The Board does not endorse arbitrary term limits on Directors' service, nor does it believe in automatic annual re-nomination until Directors reach the mandatory retirement age. The Board self-evaluation process is an important determinant for continuing service.

16. Committees. It is the general policy of the Company that all major decisions be considered by the Board as a whole. As a consequence, the Committee structure of the Board is limited to those Committees considered to be basic to, or required or appropriate for, the operation of the Company. Currently these Committees are the Executive Committee, Audit Committee, Compensation Committee, Corporate Governance Committee, Regulatory and Compliance Committee and Science and Technology Committee.

The members and chairs of these Committees are recommended to the Board by the Corporate Governance Committee. The Audit Committee, Compensation Committee and Corporate Governance Committee are made up of only independent Directors. The membership of these Committees is rotated from time to time. In addition to the requirement that a majority of the Board satisfy the independence standards noted above in Paragraph 4, Director Independence, members of the Audit Committee also must satisfy an additional NYSE independence standard. Specifically, they may not accept directly or indirectly any consulting, advisory or other compensatory fee from Pfizer or any of its subsidiaries other than their Director compensation. As a matter of policy, the Board also will apply a separate and heightened independence standard to members of both the Compensation and Corporate Governance Committees. No member of either Committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from Pfizer or any of its subsidiaries.

17. Director Orientation and Continuing Education. In furtherance of its policy of having major decisions made by the Board as a whole, the Company has a full orientation and continuing education process for Board members that includes extensive materials, meetings with key management and visits to Company facilities.

18. Chief Executive Officer Performance Goals and Annual Evaluation. The Compensation Committee is responsible for setting annual and long-term performance goals for the Chief Executive Officer and for evaluating his or her performance against such goals. The Committee meets annually with the Chief Executive Officer to receive his or her recommendations concerning such goals. Both the goals and the evaluation are then submitted for consideration by the independent Directors at a meeting or executive session of that group. The Committee then meets with the Chief Executive Officer to evaluate his or her performance against such goals.

19. Senior Management Performance Goals. The Compensation Committee also is responsible for setting annual and long-term performance goals and compensation for the direct reports to the Chief Executive Officer. These decisions are approved or ratified by action of the independent Directors at a meeting or executive session of that group.

20. Communication with Stakeholders. The Chief Executive Officer is responsible for establishing effective communications with the Company's stakeholder groups, i.e., shareholders, customers, Company associates, communities, suppliers, creditors, governments and corporate partners.

It is the policy of the Company that management speaks for the Company. This policy does not preclude non-employee Directors, including the Chairman of the Board or the Lead Independent Director, from meeting with shareholders, but it is suggested that in most circumstances any such meetings be held with management present.

21. Annual Meeting Attendance. All Board members are expected to attend our Annual Meeting of Shareholders unless an emergency prevents them from doing so.

Board Functions

22. Agenda. The Chief Executive Officer, with approval from the Chairman of the Board or the Lead Independent Director, shall set the agenda for Board meetings with the understanding that the Board is responsible for providing suggestions for agenda items that are aligned with the advisory and monitoring functions of the Board. Agenda items that fall within the scope of responsibilities of a Board Committee are reviewed with the chair of that Committee. Any member of the Board may request that an item be included on the agenda.

23. Board Materials. Board materials related to agenda items are provided to Board members sufficiently in advance of Board meetings to allow the Directors to prepare for discussion of the items at the meeting.

24. Board Meetings. At the invitation of the Board, members of senior management recommended by the Chief Executive Officer shall attend Board meetings or portions thereof for the purpose of participating in discussions. Generally, presentations of matters to be considered by the Board are made by the manager responsible for that area of the Company's operations.

25. Director Access to Corporate and Independent Advisors. In addition, Board members have free access to all other members of management and employees of the Company and, as necessary and appropriate, Board members may consult with independent legal, financial, accounting and other advisors to assist in their duties to the Company and its shareholders.

26. Executive Sessions. Executive sessions or meetings of non-employee Directors without management present are held regularly (at least four times a year) to review the report of the independent registered public accounting firm, the criteria upon which the performance of the Chief Executive Officer and other senior managers is based, the performance of the Chief Executive Officer against such criteria, the compensation of the Chief Executive Officer and other senior managers, and any other relevant matters. Meetings are held from time to time with the Chief Executive Officer for a general discussion of relevant subjects.

27. Annual Board Self-Evaluation. The Board, under the direction of the Corporate Governance Committee, will prepare an annual performance self-evaluation.

Committee Functions

28. Independence. The Audit, Compensation and Corporate Governance Committees consist only of independent Directors. A majority of the members of the Regulatory and Compliance Committee must be independent Directors.

29. Meeting Conduct. The frequency, length and agenda of meetings of each of the Committees are determined by the chair of the Committee. Sufficient time to consider the agenda items is provided. Materials related to agenda items are provided to the Committee members sufficiently in advance of the meeting where necessary to allow the members to prepare for discussion of the items at the meeting.

30. Scope of Responsibilities. The responsibilities of each of the Committees are determined by the Board from time to time.

31. Annual Committee Self-Evaluation. Each Committee is responsible for preparing an annual performance self-evaluation.

Policy on Poison Pills

32. Expiration of Rights Agreement. The Board amended Pfizer's Rights Agreement, or "Poison Pill," to cause the Agreement to expire on December 31, 2003. The term Poison Pill refers to a type of shareholder rights plan that some companies adopt to provide an opportunity for negotiation during a hostile takeover attempt.

The Board has adopted a statement of policy that it shall seek and obtain shareholder approval before adopting a Poison Pill; provided, however, that the Board may determine to act on its own to adopt a Poison Pill, if, under the circumstances, the Board, including the majority of the independent members of the Board, in its exercise of its fiduciary responsibilities, deems it to be in the best interest of Pfizer's shareholders to adopt a Poison Pill without the delay in adoption that would come from the time reasonably anticipated to seek shareholder approval.

If the Board were ever to adopt a Poison Pill without prior shareholder approval, the Board would either submit the Poison Pill to shareholders for ratification, or would cause the Poison Pill to expire within one year.

The Corporate Governance Committee will review this Poison Pill policy statement on an annual basis, including the stipulation which addresses the Board's fiduciary responsibility to act in the best interest of the shareholders without prior shareholder approval, and report to the Board any recommendations it may have concerning the policy.

Periodic Review of Corporate Governance Principles

33. These principles are reviewed by the Board at least annually.

Appendix A
2011 Financial Report

INTRODUCTION

Our Financial Review is provided to assist readers in understanding the results of operations, financial condition and cash flows of Pfizer Inc. (the Company). It should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements. The discussion in this Financial Review contains forward-looking statements that involve substantial risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors such as those discussed in Part 1, Item 1A, "Risk Factors" of our 2011 Annual Report on Form 10-K and in the "Forward-Looking Information and Factors That May Affect Future Results", "Our Operating Environment" and "Our Strategy" sections of this Financial Review.

The Financial Review is organized as follows:

- *Overview of Our Performance, Operating Environment, Strategy and Outlook.* This section, beginning on page 2, provides information about the following: our business; our 2011 performance; our operating environment; our strategy; our business development initiatives, such as acquisitions, dispositions, licensing and collaborations; and our financial guidance for 2012.
- *Significant Accounting Policies and Application of Critical Accounting Estimates.* This section, beginning on page 11, discusses those accounting policies and estimates that we consider important in understanding Pfizer's consolidated financial statements. For additional discussion of our accounting policies, see Notes to Consolidated Financial Statements—*Note 1. Significant Accounting Policies.*
- *Analysis of the Consolidated Statements of Income.* This section begins on page 16, and consists of the following sections:
  - *Revenues.* This section, beginning on page 16, provides an analysis of our revenues and products for the three years ended December 31, 2011, including an overview of important product developments.
  - *Costs and Expenses.* This section, beginning on page 30, provides a discussion about our costs and expenses.
  - *Provision for Taxes on Income.* This section, beginning on page 35, provides a discussion of items impacting our tax provisions.
  - *Discontinued Operations.* This section, beginning on page 36, provides an analysis of the financial statement impact of our discontinued operations.
  - *Adjusted Income.* This section, beginning on page 36, provides a discussion of an alternative view of performance used by management.
- *Analysis of the Consolidated Balance Sheets.* This section begins on page 40 and provides a discussion of changes in certain balance sheet accounts.
- *Analysis of the Consolidated Statements of Cash Flows.* This section begins on page 41 and provides an analysis of our consolidated cash flows for the three years ended December 31, 2011.
- *Analysis of Financial Condition, Liquidity and Capital Resources.* This section, beginning on page 42, provides an analysis of our financial assets and liabilities as of December 31, 2011 and December 31, 2010, as well as a discussion of our outstanding debt and other commitments that existed as of December 31, 2011. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to help fund Pfizer's future activities.
- *New Accounting Standards.* This section, on page 45, discusses accounting standards that we recently have adopted, as well as those that recently have been issued, but not yet adopted by us.
- *Forward-Looking Information and Factors That May Affect Future Results.* This section, beginning on page 45, provides a description of the risks and uncertainties that could cause actual results to differ materially from those discussed in forward-looking statements presented in this Financial Review relating to our financial and operating performance, business plans and prospects, in-line products and product candidates, strategic review, capital allocation, and share-repurchase and dividend-rate plans. Such forward-looking statements are based on management's current expectations about future events, which are inherently susceptible to uncertainty and changes in circumstances. Also included in this section are discussions of Financial Risk Management and Legal Proceedings and Contingencies.

OVERVIEW OF OUR PERFORMANCE, OPERATING ENVIRONMENT, STRATEGY AND OUTLOOK

Our Business

Our mission is to apply science and our global resources to improve health and well-being at every stage of life. We strive to set the standard for quality, safety and value in the discovery, development and manufacturing of medicines for people and animals. Our diversified global healthcare portfolio includes human and animal biologic and small molecule medicines and vaccines, as well as nutritional products and many of the world's best-known consumer products. Every day, we work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. We also collaborate with other biopharmaceutical companies, healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. Our revenues are derived from the sale of our products, as well as through alliance agreements, under which we co-promote products discovered by other companies.

The majority of our revenues come from the manufacture and sale of biopharmaceutical products. The biopharmaceutical industry is highly competitive and we face a number of industry-specific challenges, which can significantly impact our results. These factors include, among others: the loss or expiration of intellectual property rights, the regulatory environment and pipeline productivity, pricing and access pressures, and increasing competition among branded products. (For more information about these challenges, see the "Our Operating Environment" section of this Financial Review.)

The financial information included in our consolidated financial statements for our subsidiaries operating outside the United States (U.S.) is as of and for the year ended November 30 for each year presented.

The assets, liabilities, operating results and cash flows of acquired businesses, such as King Pharmaceuticals, Inc. (King) (acquired on January 31, 2011) and Wyeth (acquired on October 15, 2009) are included in our results on a prospective basis only commencing from the acquisition date. As such, our consolidated financial statements for the year ended December 31, 2011 reflect approximately 11 months of King's U.S. operations and approximately 10 months of King's international operations, and our consolidated financial statements for the year ended December 31, 2009 reflect approximately two-and-a-half months of Wyeth's U.S. operations and approximately one-and-a-half months of Wyeth's international operations. (For more information about these acquisitions, see the "Our Business Development Initiatives" section of this Financial Review.)

On August 1, 2011, we completed the sale of our Capsugel business. In connection with our decision to sell, the operating results associated with the Capsugel business are classified as *Discontinued operations—net of tax* in our consolidated statements of income for all periods presented, and the assets and liabilities associated with this business are classified as *Assets of discontinued operations and other assets held for sale* and *Liabilities of discontinued operations*, as appropriate, in our consolidated balance sheets as of December 31, 2010. (See "Our Business Development Initiatives" and "Discontinued Operations" sections of this Financial Review for more information.)

On July 7, 2011, we announced our decision to explore strategic alternatives for our Animal Health and Nutrition businesses, which may include, among other things, a full or partial separation of each of these businesses from Pfizer through a spin-off, sale or other transaction. We expect to announce our strategic decision for each business in 2012. (For further information, see the "Our Business Development Initiatives" section of this Financial Review.)

Our 2011 Performance

Revenues increased 1% in 2011 to $67.4 billion, compared to $67.1 billion in 2010, due to the favorable impact of foreign exchange, which increased revenues by approximately $1.9 billion, or 3%, and the inclusion of revenues of $1.3 billion or 2% from our acquisition of King, partially offset by a net operational decline of $2.9 billion, or 4%, primarily due to the loss of exclusivity of certain products.

The significant impacts on revenues for 2011, compared to 2010, are as follows:

	2011 vs. 2010	
(MILLIONS OF DOLLARS)	INCREASE/ (DECREASE)	% CHANGE
Prevnar 13/Prevenar13	$ 1,241	51
Lyrica	630	21
Enbrel (Outside the U.S. and Canada)	392	12
Skelaxin[a]	203	*
Celebrex	149	6
Sutent	121	11
Pristiq	111	24
Zyvox	107	9
ReFacto AF/Xyntha	102	25
Medrol	55	12
Norvasc	(61)	(4)
Vfend[b]	(78)	(9)
Aromasin[b]	(122)	(25)
Detrol/Detrol LA	(130)	(13)
Zosyn/Tazocin[b]	(316)	(33)
Protonix[b]	(482)	(70)
Xalatan/Xalacom[b]	(499)	(29)
Prevnar/Prevenar (7-valent)	(765)	(61)
Effexor[b]	(1,040)	(61)
Lipitor[b]	(1,156)	(11)
Alliance revenues[b]	(454)	(11)
All other biopharmaceutical products[a], [c]	1,056	19
Animal Health products[a]	609	17
Consumer Healthcare products	285	10
Nutrition products	271	15

[a] 2011 reflects the inclusion of revenues from legacy King products.
[b] Lipitor lost exclusivity in the U.S. in November 2011, Canada in May 2010, Spain in July 2010, Brazil in August 2010 and Mexico in December 2010. Aromasin lost exclusivity in the U.S. in April 2011. Xalatan lost exclusivity in the U.S. in March 2011. Vfend tablets lost exclusivity in the U.S. in February 2011. Effexor XR lost exclusivity in the U.S. in July 2010. The basic U.S. patent (including the six-month exclusivity period) for Protonix expired in January 2011. Zosyn lost exclusivity in the U.S. in September 2009. We lost exclusivity for Aricept 5mg and 10mg tablets, which are included in Alliance revenues, in November 2010.
[c] Includes the "All other" category included in the *Revenues—Major Biopharmaceutical Products* table presented in this Financial Review.
* Calculation not meaningful.

Income from continuing operations was $8.7 billion in 2011 compared to $8.2 billion in 2010, primarily reflecting:

- higher impairment charges of $1.3 billion (pre-tax) in 2010 compared to 2011, (see further discussion in the "Costs and Expenses—Other (Income)/Deductions—Net" section of this Financial Review and Notes to Consolidated Financial Statements—*Note 4. Other Deductions—net*);
- lower purchase accounting impacts of $1.5 billion (pre-tax) in 2011 compared to 2010, primarily related to inventory sold that had been recorded at fair value;
- lower merger restructuring and transaction costs of $2.0 billion (pre-tax) in 2011 compared to 2010; and
- the non-recurrence of a charge of $1.3 billion (pre-tax) in 2010 for asbestos litigation related to our wholly owned subsidiary Quigley Company, Inc. (see Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies*),

partially offset by:

- higher charges of $2.5 billion (pre-tax) in 2011 compared to 2010 related to our non-acquisition related cost-reduction and productivity initiatives; and
- the non-recurrence of a favorable settlement with the U.S. Internal Revenue Service in 2010.

Our Operating Environment

U.S. Healthcare Legislation

Principal Provisions Affecting Us

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (together, the U.S. Healthcare Legislation), was enacted in the U.S. This legislation has resulted in both current and longer-term impacts on us, as discussed below.

Certain provisions of the U.S. Healthcare Legislation became effective in 2010 or on January 1, 2011, while other provisions will become effective on various dates. The principal provisions affecting us provide for the following:

- an increase, from 15.1% to 23.1%, in the minimum rebate on branded prescription drugs sold to Medicaid beneficiaries (effective January 1, 2010);
- extension of Medicaid prescription drug rebates to drugs dispensed to enrollees in certain Medicaid managed care organizations (effective March 23, 2010);
- expansion of the types of institutions eligible for the "Section 340B discounts" for outpatient drugs provided to hospitals meeting the qualification criteria under Section 340B of the Public Health Service Act of 1944 (effective January 1, 2010);
- discounts on branded prescription drug sales to Medicare Part D participants who are in the Medicare "coverage gap," also known as the "doughnut hole" (effective January 1, 2011); and
- a fee payable to the federal government (which is not deductible for U.S. income tax purposes) based on our prior-calendar-year share relative to other companies of branded prescription drug sales to specified government programs (effective January 1, 2011, with the total fee to be paid each year by the pharmaceutical industry increasing annually through 2018).

In addition, the U.S. Healthcare Legislation includes provisions that affect the cost of certain of our postretirement benefit plans. Companies currently permitted to take a deduction for federal income tax purposes in an amount equal to the subsidy received from the federal government related to their provision of prescription drug coverage to Medicare-eligible retirees will no longer be eligible to do so effective for tax years beginning after December 31, 2012. While the loss of this deduction will not take effect until 2013, under U.S. generally accepted accounting principles, we were required to account for the impact in the first quarter of 2010, the period when the provision was enacted into law, through a write-off of the deferred tax asset associated with those previously expected future income tax deductions. Other provisions of the U.S. Healthcare Legislation relating to our postretirement benefit plans will affect the measurement of our obligations under those plans, but those impacts are not expected to be significant.

Impacts to our 2011 Results

We recorded the following amounts in 2011 as a result of the U.S. Healthcare Legislation:

- $648 million recorded as a reduction to *Revenues,* related to the higher, extended and expanded rebate provisions and the Medicare "coverage gap" discount provision; and
- $248 million recorded in *Selling, informational and administrative expenses*, related to the fee payable to the federal government referred to above.

Impacts to our 2010 Results

We recorded the following amounts in 2010 as a result of the U.S. Healthcare Legislation:

- $289 million recorded as a reduction to *Revenues,* related to the higher, extended and expanded rebate provisions; and
- approximately $270 million recorded in *Provision for taxes on income*, related to the write-off of the deferred tax asset associated with the loss of the deduction, for tax years beginning after December 31, 2012, of an amount equal to the subsidy from the federal government related to our prescription drug coverage offered to Medicare-eligible retirees. For additional information on the impact of this write-off on our effective tax rate for 2010, see the "Provision for Taxes on Income" section of this Financial Review.

Anticipated Future Financial Impacts

We expect to record the following amounts in 2012 as a result of the U.S. Healthcare Legislation:

- approximately $500 million recorded as a reduction to *Revenues,* related to the higher, extended and expanded rebate provisions and the Medicare "coverage gap" discount provision; and
- approximately $300 million recorded in *Selling, informational and administrative expenses*, related to the fee payable to the federal government referred to above.

These estimated impacts on our 2012 results are reflected in our 2012 financial guidance (see the "Our Financial Guidance for 2012" section of this Financial Review for additional information).

In addition:

- *Individual Mandate*—The financial impact of U.S. healthcare reform may be affected by certain additional developments over the next few years, including pending implementation guidance relating to the U.S. Healthcare Legislation and certain healthcare reform proposals. In addition, the U.S. Healthcare Legislation requires that, except in certain circumstances, individuals obtain health insurance beginning in 2014, and it also provides for an expansion of Medicaid coverage in 2014. It is expected that, as a result of these provisions, there will be a substantial increase in the number of Americans with health insurance beginning in 2014, a significant portion of whom will be eligible for Medicaid. We anticipate that this will increase demand for pharmaceutical products overall. However, because of the substantial mandatory rebates we pay under the Medicaid program, we do not anticipate that implementation of the coverage expansion will generate significant additional revenues for Pfizer. The individual mandate is currently the subject of a legal challenge before the U.S. Supreme Court. If the Supreme Court strikes down the mandate, but allows the other provisions of the U.S. Healthcare Legislation to remain in force, the benefits of the U.S. Healthcare Legislation to Pfizer will diminish. However, we do not expect the impact on us of any such decision to be material because we anticipate that many Americans will choose coverage even in the absence of a mandate as a result of the government subsidies that will make purchasing coverage more affordable.

- *Biotechnology Products*—The U.S. Healthcare Legislation provides an abbreviated legal pathway to approve biosimilars (also referred to as "follow-on biologics"). Innovator biologics were granted 12 years of exclusivity, with a potential six-month pediatric extension. After the exclusivity period expires, the U.S. Food and Drug Administration (FDA) could approve biosimilar versions of innovator biologics. The regulatory implementation of these provisions is ongoing and expected to take several years. However, the FDA has begun to clarify its expectations for approval via the biosimilar pathway with the recent issuance of three draft guidance documents. Among other things, these draft guidance documents confirm that the FDA will allow biosimilar applicants to use a non-U.S. licensed comparator in certain studies to support a demonstration of biosimilarity to a U.S.-licensed reference product. If competitors are able to obtain marketing approval for biosimilars referencing our biotechnology products, our biotechnology products may become subject to competition from biosimilars, with the attendant competitive pressures. Concomitantly, a better-defined biosimilars approval pathway will assist us in pursuing approval of our own biosimilar products in the U.S.

  The budget proposal submitted to Congress by President Obama in February 2012 includes a provision that would reduce the base exclusivity period for a biologics product from 12 years to seven years. There is no corresponding pending bill designed to amend the U.S. Healthcare Legislation to alter the biologics provisions.

The Loss or Expiration of Intellectual Property Rights

As is inherent in the biopharmaceutical industry, the loss or expiration of intellectual property rights can have a significant adverse effect on our revenues. Many of our products have multiple patents that expire at varying dates, thereby strengthening our overall patent protection. However, once patent protection has expired or has been lost prior to the expiration date as a result of a legal challenge, we lose exclusivity on these products, and generic pharmaceutical manufacturers generally produce similar products and sell them for a lower price. This price competition can substantially decrease our revenues for products that lose exclusivity, often in a very short period of time. While small molecule products are impacted in such a manner, biologics currently have additional barriers to entry related to the manufacture of such products and, unlike small molecule generics, biosimilars are not necessarily identical to the reference products. Therefore, generic competition with respect to biologics may not be as significant. A number of our current products are expected to face significantly increased generic competition over the next few years.

Our financial guidance for 2012 reflects the anticipated impact of the loss of exclusivity of various products and the expiration of certain alliance product contract rights discussed below (see the "Our Financial Guidance for 2012" section of this Financial Review). Specifically:

- Lipitor overview—In 2011, worldwide revenues from Lipitor were approximately $9.6 billion, or approximately 14% of total Pfizer revenues. Of this amount, approximately $5.0 billion was generated in the U.S. and approximately $4.6 billion was generated in international markets, including approximately $859 million in emerging markets. We expect that the losses of exclusivity for Lipitor in the U.S. and various international markets discussed below will have a significant adverse impact on our revenues in 2012 and subsequent years.

- Lipitor in the U.S.—In November 2011, we lost exclusivity in the U.S. for Lipitor.

  Pfizer announced in June 2008 that we entered into an agreement providing a license to Ranbaxy to sell generic versions of Lipitor and Caduet in the U.S effective November 30, 2011. In addition, the agreement provides a license for Ranbaxy to sell a generic version of Lipitor beginning on varying dates in several additional countries. (See Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies* for a discussion of certain litigation relating to this agreement.) We also granted Watson Pharmaceuticals, Inc. (Watson) the exclusive right to sell the authorized generic version of Lipitor in the U.S. for a period of five years, which commenced on November 30, 2011. As Watson's exclusive supplier, we manufacture and sell generic atorvastatin tablets to Watson. We expect the entry of multi-source generic competition in the U.S., with attendant increased competitive pressures, following the end of Ranbaxy's 180-day generic exclusivity period in late May 2012.

  Through the end of 2011, sales of Lipitor in the U.S. were reported in our Primary Care business unit. Beginning in 2012, sales of Lipitor in the U.S. will be reported in our Established Products business unit.

- Lipitor in international markets—Lipitor lost exclusivity in Australia in February 2012; in Japan in 2011; and in Brazil, Canada, Spain and Mexico in 2010; and it has lost exclusivity in nearly all emerging market countries. We do not expect that Lipitor revenues in emerging markets will be materially impacted over the next several years by the loss of exclusivity. Lipitor will have lost exclusivity in the majority of European markets by May 2012.

  Prior to loss of exclusivity, sales of Lipitor in international markets, except for those in emerging markets, are reported in our Primary Care business unit. Typically, as of the beginning of the fiscal year following loss of exclusivity, sales of Lipitor in international markets, except for those in emerging markets, are reported in our Established Products business unit.

- Other loss of exclusivity impacts—In the U.S., we lost exclusivity for Effexor XR in July 2010, for Aricept 5mg and 10mg tablets (included in Alliance revenue) in November 2010, for Vfend tablets in February 2011, for Xalatan in March 2011 and for Caduet in November 2011. The basic U.S. patent (including the six-month pediatric exclusivity period) for Protonix expired in January 2011. The basic patent for Vfend tablets in Brazil expired in January 2011. We lost exclusivity for Aromasin in the U.S. in April 2011 and in the European Union (EU) in July 2011. We lost exclusivity for Xalatan and Xalacom in 15 major European markets in January 2012. We lost exclusivity for Aricept in many of the major European markets in February 2012.

In addition, we expect to lose exclusivity for various other products in various markets over the next few years, including the following in 2012:

- Geodon in the U.S. in March 2012;
- Revatio tablet in the U.S. in September 2012, which reflects the extension of the exclusivity period from March to September 2012 as the result of a pediatric extension; and
- Detrol IR in the U.S. in September 2012.

For additional information, including with regard to the expiration of the patents for various products in the U.S., EU and Japan, see the "Patents and Intellectual Property Rights" section of our 2011 Annual Report on Form 10-K.

In Alliance revenues, we expect to be negatively impacted by the following over the next few years.

- Aricept—Our rights to Aricept in Japan will return to Eisai Co., Ltd. in December 2012. We expect to lose exclusivity for the Aricept 23mg tablet in the U.S. in July 2013.
- Spiriva—Our collaboration with Boehringer Ingelheim (BI) for Spiriva will expire on a country-by-country basis between 2012 and 2016. As a result, we expect to experience a graduated decline in revenues from Spiriva during that period. Our collaboration with BI for Spiriva will expire in the EU from 2012 and 2016, in 2014 in the U.S. and Japan, and by 2016 in all other countries where the collaboration exists.
- Enbrel—Our U.S. and Canada collaboration agreement with Amgen Inc. for Enbrel will expire in October 2013. While we are entitled to royalties for 36 months thereafter, we expect that those royalties will be significantly less than our current share of Enbrel profits from U.S. and Canada sales. Outside of the U.S. and Canada, our exclusive rights to Enbrel continue in perpetuity.
- Rebif—Our collaboration agreement with EMD Serono Inc. (Serono) to co-promote Rebif in the U.S. will expire either at the end of 2013 or the end of 2015, depending on the outcome of pending litigation between Pfizer and Serono concerning the interpretation of the agreement. We believe that we are entitled to a 24-month extension of the agreement to the end of 2015. Serono believes that we are not entitled to the extension and that the agreement will expire at the end of 2013. The lower court ruled in our favor and dismissed Serono's complaint, and Serono has appealed the decision. For additional information, see Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies.*

Pipeline Productivity and Regulatory Environment

The discovery and development of safe, effective new products, as well as the development of additional uses for existing products, are necessary for the continued strength of our businesses. We are confronted by increasing regulatory scrutiny of drug safety and efficacy, even as we continue to gather safety and other data on our products, before and after the products have been launched. Our product lines must be replenished over time in order to offset revenue losses when products lose their exclusivity, as well as to provide for revenue and earnings growth. We devote considerable resources to research and development (R&D) activities. These activities involve a high degree of risk and may take many years, and with respect to any specific research and development project, there can be no assurance that the development of any particular product candidate or new indication for an in-line product will achieve desired clinical endpoints and safety profile, will be approved by regulators or will be successful commercially. On February 1, 2011, we announced a new research and productivity initiative to accelerate our strategies to improve innovation and overall productivity in R&D by prioritizing areas with the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas with the highest potential to deliver value in the near term and over time.

During the development of a product, we conduct clinical trials to provide data on the drug's safety and efficacy to support the evaluation of its overall benefit-risk profile for a particular patient population. In addition, after a product has been approved and launched, we continue to monitor its safety as long as it is available to patients, and post-marketing trials may be conducted, including trials requested by regulators and trials that we do voluntarily to gain additional medical knowledge. For the entire life of the product, we collect safety data and report potential problems to the FDA. The FDA may evaluate potential safety concerns and take regulatory actions in response, such as updating a product's labeling, restricting the use of the product, communicating new safety information to the public, or, in rare cases, removing a product from the market.

Pricing and Access Pressures

Governments, managed care organizations and other payer groups continue to seek increasing discounts on our products through a variety of means such as leveraging their purchasing power, implementing price controls, and demanding price cuts (directly or by rebate actions). In particular, as a result of the economic environment, the industry has experienced significant pricing pressures in certain European and emerging market countries. There were government-mandated price reductions for certain biopharmaceutical products in certain European and emerging market countries in 2011, and we anticipate continuing pricing pressures in Europe and emerging markets in 2012. Also, health insurers and benefit plans continue to limit access to certain of our medicines by imposing formulary restrictions in favor of the increased use of generics. In prior years, Presidential advisory groups tasked with reducing healthcare spending have recommended and legislative changes have been proposed that would allow the U.S. government to directly negotiate prices with pharmaceutical manufacturers on behalf of Medicare beneficiaries, which we expect would restrict access to and reimbursement for our products. There have also been a number of legislative proposals seeking to allow importation of medicines into the U.S. from countries whose governments control the price of medicines, despite the increased risk of counterfeit products entering the supply chain. If importation of medicines is allowed, an increase in cross-border trade in medicines subject to foreign price controls in other countries could occur and negatively impact our revenues.

In August 2011, the federal Budget Control Act of 2011 (the Act) was enacted in the U.S. The Act includes provisions to raise the U.S. Treasury Department's borrowing limit, known as the debt ceiling, and provisions to reduce the federal deficit by $2.4 trillion between 2012 and 2021. Deficit-reduction targets include $900 billion of discretionary spending reductions associated with the Department of Health and Human Services and various agencies charged with national security, but those discretionary spending reductions do not include programs such as Medicare and Medicaid or direct changes to pharmaceutical pricing, rebates or discounts. A Joint Select Committee of Congress (the Committee) was appointed to identify the remaining $1.5 trillion of deficit reductions by November 23, 2011, but no recommendations were made by the Committee prior to the deadline. As a result, the Office of Management and Budget (OMB) is now responsible for identifying the remaining $1.5 trillion of deficit reductions, which will be divided evenly between defense and non-defense spending. Under this OMB fallback review process, Social Security, Medicaid, Veteran Benefits and certain other spending categories are excluded from consideration, but reductions in payments to Medicare providers may be made, although any such reductions are prohibited by law from exceeding 2%. Additionally, certain payments to Medicare Part D plans, such as low-income subsidy payments, are exempt from reduction. While we do not know the specific nature of the spending reductions under the Act that will affect Medicare, we do not expect that those reductions will have a material adverse impact on our results of operations. However, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, and/or any significant additional taxes or fees that may be imposed on us, as part of any broader deficit-reduction effort could have an adverse impact on our results of operations.

Competition Among Branded Products

Many of our products face competition in the form of branded products, which treat similar diseases or indications. These competitive pressures can have an adverse impact on our future revenues.

The Global Economic Environment

In addition to the industry-specific factors discussed above, we, like other businesses, continue to face the effects of the challenging economic environment, which have impacted our biopharmaceutical operations in the U.S. and Europe, affecting the performance of products such as Lipitor, Celebrex and Lyrica. We believe that patients, experiencing the effects of the challenging economic environment, including high unemployment levels, and increases in co-pays, sometimes are switching to generics, delaying treatments, skipping doses or using less effective treatments to reduce their costs. Challenging economic conditions in the U.S. also have increased the number of patients in the Medicaid program, under which sales of pharmaceuticals are subject to substantial rebates and, in many states, to formulary restrictions limiting access to brand-name drugs, including ours. In addition, during 2011, we continued to experience pricing pressure as a result of the economic environment in Europe and in a number of emerging markets, with government-mandated reductions in prices for certain biopharmaceutical products in certain European and emerging market countries.

Significant portions of our revenues and earnings are exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. Depending on market conditions, foreign exchange risk also is managed through the use of derivative financial instruments and foreign currency debt. As we operate in multiple foreign currencies, including the euro, the U.K. pound, the Japanese yen, the Canadian dollar and approximately 100 other currencies, changes in those currencies relative to the U.S. dollar will impact our revenues and expenses. If the U.S. dollar weakens against a specific foreign currency, our revenues will increase, having a positive impact, and our overall expenses will increase, having a negative impact, on net income. Likewise, if the U.S. dollar strengthens against a specific foreign currency, our revenues will decrease, having a negative impact, and our overall expenses will decrease, having a positive impact on net income. Therefore, significant changes in foreign exchange rates can impact our results and our financial guidance.

Despite the challenging financial markets, Pfizer maintains a strong financial position. Due to our significant operating cash flows, financial assets, access to capital markets and available lines of credit and revolving credit agreements, we continue to believe that we have the ability to meet our liquidity needs for the foreseeable future. Our long-term debt is rated high quality by both Standard & Poor's and Moody's Investors Service. As market conditions change, we continue to monitor our liquidity position. We have taken and will continue to take a conservative approach to our financial investments. Both short-term and long-term investments consist primarily of high-quality, highly liquid, well-diversified, available-for-sale debt securities. For further discussion of our financial condition, see the "Analysis of Financial Condition, Liquidity and Capital Resources" section of this Financial Review.

Our Strategy

We believe that our medicines provide significant value for both healthcare providers and patients, not only from the improved treatment of diseases but also from a reduction in other healthcare costs, such as emergency room or hospitalization costs, as well as improvements in health, wellness and productivity. We continue to actively engage in dialogues about the value of our products and how we can best work with patients, physicians and payers to prevent and treat disease and improve outcomes. We will work within the current legal and pricing structures, as well as continue to review our pricing arrangements and contracting methods with payers, to maximize access to patients and minimize any adverse impact on our revenues.

If a decision is made to separate Animal Health and Nutrition from the Company, then, following those separations, Pfizer will be a global biopharmaceutical company with a portfolio of innovative in-line products and a productive R&D organization; a portfolio of unpatented products that help meet the global need for less expensive, quality medicines; and a complementary Consumer Healthcare business with several well-known brands.

In response to the challenging operating environment, we have taken and continue to take many steps to strengthen our Company and better position ourselves for the future. We believe in a comprehensive approach to our challenges—organizing our business to maximize research, development and commercial opportunities, improving the performance of our innovative core, making the right capital allocation decisions, and protecting our intellectual property.

We continue to closely evaluate our global research and development function and pursue strategies to improve innovation and overall productivity by prioritizing areas with the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas with the highest potential to deliver value in the near term and over time. To that end, our research primarily focuses on five high-priority areas that have a mix of small and large molecules—immunology and inflammation; oncology; cardiovascular, metabolic and endocrine diseases; neuroscience and pain; and vaccines. In addition to reducing the number of disease areas of focus, we are realigning and reducing our research and development footprint, and outsourcing certain functions that do not drive competitive advantage for Pfizer. As a result of these actions, we expect significant reductions in our annual research and development expenses, which are reflected in our 2012 financial guidance, and we expect to incur significant costs, which are also reflected in our 2012 financial guidance. For additional information, see the "Our Financial Guidance for 2012" and "Costs and Expenses—Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives" sections of this Financial Review.

While a significant portion of R&D is done internally, we continue to seek to expand our pipeline by entering into agreements with other companies to develop, license or acquire promising compounds, technologies or capabilities. Collaboration, alliance and license agreements and acquisitions allow us to capitalize on these compounds to expand our pipeline of potential future products. In addition, collaborations and alliances allow us to share risk and to access external scientific and technological expertise.

For information about our pending new drug applications (NDA) and supplemental filings, see the "Revenues—Product Developments-Biopharmaceutical" section of this Financial Review.

Our acquisition strategy included the acquisition of Wyeth in 2009. We continue to build on our broad portfolio of businesses through various business development transactions. See the "Our Business Development Initiatives" section of this Financial Review for information on our recent transactions and strategic investments that we believe complement our businesses.

We continue to aggressively defend our patent rights against increasingly aggressive infringement whenever appropriate (see Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies*), and we will continue to support efforts that strengthen worldwide recognition of patent rights while taking necessary steps to ensure appropriate patient access. In addition, we will continue to employ innovative approaches to prevent counterfeit pharmaceuticals from entering the supply chain and to achieve greater control over the distribution of our products, and we will continue to participate in the generics market for our products, whenever appropriate, once they lose exclusivity.

We remain focused on achieving an appropriate cost structure for the Company. For information regarding our cost-reduction and productivity initiatives, see the "Costs and Expenses—Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives" section of this Financial Review.

Our strategy also includes directly enhancing shareholder value through dividends and share repurchases. On December 12 2011, our Board of Directors declared a first-quarter 2012 dividend of $0.22 per share, an increase from the $0.20 per-share quarterly dividend paid during 2011. Also on December 12, 2011, our Board of Directors authorized a new $10 billion share-repurchase plan. We expect to repurchase approximately $5 billion of our common stock during 2012, with the remaining authorized amount available in 2013 and beyond.

Our Business Development Initiatives

We are committed to capitalizing on growth opportunities by advancing our own pipeline and maximizing the value of our in-line products, as well as through various forms of business development, which can include alliances, licenses, joint ventures, dispositions and acquisitions. We view our business-development activity as an enabler of our strategies, and we seek to generate profitable revenue growth and enhance shareholder value by pursuing a disciplined, strategic and financial approach to evaluating business development opportunities. We are especially interested in opportunities in our five high-priority therapeutic areas—immunology and inflammation; oncology; cardiovascular, metabolic and endocrine diseases; neuroscience and pain; and vaccines. The most significant recent transactions are described below.

- In early 2011, we announced that we were conducting a strategic review of all of our businesses and assets. On July 7, 2011, we announced our decisions to explore strategic alternatives for our Animal Health and Nutrition businesses that may include, among other things, a full or partial separation of each of these businesses through a spin-off, sale, or other transaction. We believe these potential actions may create greater shareholder value, enable us to become a more focused organization and optimize capital allocation. Given the separate and distinct nature of Animal Health and Nutrition, we may pursue a different strategic alternative for each of these businesses. Although the timeline for each evaluation may differ, we expect to announce our strategic decision for each of these businesses in 2012 and to complete any separation of these businesses between July 2012 and July 2013.

  We will continue to assess our businesses and assets as part of our regular, ongoing portfolio review process and also continue to consider business development activities for our businesses.

- On February 26, 2012, we completed our acquisition of Alacer Corp., a privately owned company that manufactures, markets and distributes vitamin supplements, including Emergen-C, primarily in the U.S.

- On December 1, 2011, we completed our acquisition of the consumer healthcare business of Ferrosan Holding A/S, a Danish company engaged in the sale of science-based consumer healthcare products, including dietary supplements and lifestyle products, primarily in the Nordic region and the emerging markets of Russia and Central and Eastern Europe. Our acquisition of Ferrosan's consumer healthcare business strengthens our presence in dietary supplements with a new set of brands and pipeline products. Also, we believe that the acquisition allows us to expand the marketing of Ferrosan's brands through Pfizer's global footprint and provide greater distribution and scale for certain Pfizer brands, such as Centrum and Caltrate, in Ferrosan's key markets.

- On November 30, 2011, we completed our acquisition of Excaliard Pharmaceuticals, Inc. (Excaliard), a privately owned biopharmaceutical company focused on developing novel drugs for the treatment of skin fibrosis, more commonly referred to as skin scarring. Excaliard's lead compound, EXC-001, is an antisense oligonucleotide designed to interrupt the process of fibrosis by inhibiting expression of connective tissue growth factor (CTGF) and has produced positive clinical results in reducing scar severity in certain Phase 2 trials. For additional information, see Notes to Consolidated Financial Statements—*Note 2C. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Other Acquisitions.*

- In October 2011, we entered into an agreement with GlycoMimetics, Inc. for their investigational compound GMI-1070. GMI-1070 is a pan-selectin antagonist currently in Phase 2 development for the treatment of vaso-occlusive crisis associated with sickle cell disease. GMI-1070 has received Orphan Drug and Fast Track status from the FDA. Under the terms of the agreement, Pfizer will receive an exclusive worldwide license to GMI-1070 for vaso-occlusive crisis associated with sickle cell disease and for other diseases for which the drug candidate may be developed. GlycoMimetics will remain responsible for completion of the ongoing Phase 2 trial under Pfizer's oversight, and Pfizer will then assume all further development and commercialization responsibilities. GlycoMimetics would be entitled to payments up to approximately $340 million, including an upfront payment as well as development, regulatory and commercial milestones. GlycoMimetics is also eligible for royalties on any sales.

- On September 20, 2011, we completed our cash tender offer for the outstanding shares of Icagen, Inc. (Icagen), resulting in an approximately 70% ownership of the outstanding shares of Icagen, a biopharmaceutical company focused on discovery, development and commercialization of novel orally-administered small molecule drugs that modulate ion channel targets. On October 27, 2011, we acquired all of the remaining shares of Icagen. For additional information, see Notes to Consolidated Financial Statements—*Note 2C. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Other Acquisitions.*

- On August 1, 2011, we sold our Capsugel business for approximately $2.4 billion in cash. For additional information, see Notes to Consolidated Financial Statements—*Note 2D. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures.*

- On January 31, 2011 (the acquisition date), we completed a tender offer for the outstanding shares of common stock of King at a purchase price of $14.25 per share in cash and acquired approximately 92.5% of the outstanding shares. On February 28, 2011, we acquired all of the remaining shares of King for $14.25 per share in cash. As a result, the total fair value of consideration transferred for King was approximately $3.6 billion in cash ($3.2 billion, net of cash acquired). Our acquisition of King complements our current portfolio of pain treatments in our Primary Care business unit and provides potential growth opportunities in our Established Products and Animal Health business units. For additional information, see Notes to Consolidated Financial Statements—*Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of King Pharmaceuticals, Inc.*

  King's principal businesses consist of a prescription pharmaceutical business focused on delivering new formulations of pain treatments designed to discourage common methods of misuse and abuse; the Meridian auto-injector business for emergency drug delivery, which develops and manufactures the EpiPen; an established products portfolio; and an animal health business that offers a variety of feed-additive products for a wide range of species.

As a result of our acquisition of King, we recorded Inventories of $340 million, Property, plant and equipment (PP&E) of $412 million, Identifiable intangible assets of $2.1 billion and Goodwill of $765 million. For additional information, see Notes to Consolidated Financial Statements—*Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of King Pharmaceuticals, Inc.*

As of the acquisition date, Identifiable intangible assets included the following:

- o Developed technology rights of approximately $1.8 billion, which includes EpiPen, Thrombin, Bicillin, Levoxyl, Skelaxin and Flector Patch, among others.

- o In-Process Research and Development (IPR&D) of approximately $300 million, which includes Vanquix, Embeda and Remoxy, among others.

- On November 8, 2010 we consummated our partnership to develop and commercialize generic medicines with Laboratório Teuto Brasileiro S.A. (Teuto) a leading generics company in Brazil. As part of the transaction, we acquired a 40 percent equity stake in Teuto, and entered into a series of commercial agreements. The partnership is enhancing our position in Brazil, a key emerging market, by providing access to Teuto's portfolio of products. Through this partnership, we have access to significant distribution networks in rural and suburban areas in Brazil and the opportunity to register and commercialize Teuto's products in various markets outside of Brazil. For additional information, see also Notes to Consolidated Financial Statements—*Note 2F. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Equity-Method Investments.*

- On October 18, 2010, we entered into a strategic global agreement with Biocon, a biotechnology company based in India, for the worldwide commercialization of Biocon's biosimilar versions of insulin and insulin analog products: Recombinant Human Insulin, Glargine, Aspart and Lispro. We will have exclusive rights to commercialize these products globally, with certain exceptions, including co-exclusive rights for all of the products with Biocon in Germany, India and Malaysia. We will also have co-exclusive rights with existing Biocon licensees with respect to certain of these products, primarily in a number of developing markets. Biocon will remain responsible for the clinical development, manufacture and supply of these biosimilar insulin products, as well as for regulatory activities to secure approval for these products in various markets.

- On October 6, 2010, we completed our acquisition of FoldRx Pharmaceuticals, Inc. (FoldRx), a privately held drug discovery and clinical development company, whose portfolio includes clinical and preclinical programs for investigational compounds to treat diseases caused by protein misfolding. FoldRx's lead product candidate, Vyndaqel (tafamidis meglumine), was approved in the EU in November 2011 and our new drug application was accepted for review in the U.S. in February 2012. This product is a first-in-class oral therapy for the treatment of transthyretin familial amyloid polyneuropathy (TTR-FAP), a progressively fatal genetic neurodegenerative disease, for which liver transplant is the only treatment option currently available. Our acquisition of FoldRx is expected to strengthen our presence in the growing rare medical disease market, which complements our Specialty Care unit.

  For additional information regarding Vyndaqel (tafamidis meglumine), see the "Product Developments – Biopharmaceutical" section of this Financial Review. For additional information about the acquisition, see Notes to Consolidated Financial Statements—*Note 2C. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Other Acquisitions.*

- On October 30, 2009, we and GlaxoSmithKline plc (GSK) created a new company, ViiV Healthcare Limited (ViiV), which is focused solely on research, development and commercialization of human immunodeficiency virus (HIV) medicines. We and GSK have contributed certain HIV-related product and pipeline assets to the new company. ViiV has a broad product portfolio of 11 marketed products, including innovative leading therapies such as Combivir and Kivexa products and Selzentry/Celsentri (maraviroc), and has a pipeline of three medicines. ViiV has contracted R&D and manufacturing services directly from GSK and us and also has entered into a research alliance agreement with GSK and us. Under this alliance, ViiV is investing in our and GSK's programs for discovery research and development into HIV medicines. ViiV has exclusive rights of first negotiation in relation to any new HIV-related medicines developed by either GSK or us. For additional information, see Notes to Consolidated Financial Statements—*Note 2F. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Equity-Method Investments.*

- On October 15, 2009 (the acquisition date), we acquired all of the outstanding equity of Wyeth in a cash-and-stock transaction, valued at $50.40 per share of Wyeth common stock, or a total of approximately $68.2 billion, based on the closing market price of Pfizer common stock on the acquisition date. In connection with our acquisition of Wyeth, we are required to divest certain animal health assets. Certain of these assets were sold in 2009. In addition, in 2010, we completed the divestiture of certain animal health products and related assets in Australia, China, the EU, Switzerland and Mexico, and in 2011, we divested certain animal health products and related assets in South Korea. It is possible that additional divestitures of animal health assets may be required based on ongoing regulatory reviews in other jurisdictions worldwide, but they are not expected to be significant to our business. For additional information, see the "Acquisition of Wyeth" section of this Financial Review and see Notes to Consolidated Financial Statements—*Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of Wyeth.*

Our Financial Guidance for 2012

We forecast 2012 revenues of $60.5 billion to $62.5 billion, Reported diluted earnings per common share (EPS) of $1.37 to $1.52 and Adjusted diluted EPS of $2.20 to $2.30. The current exchange rates assumed in connection with the 2012 financial guidance are the mid-January 2012 exchange rates. For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.

A reconciliation of 2012 Adjusted income and Adjusted diluted EPS guidance to 2012 Reported Net income attributable to Pfizer Inc. and Reported diluted EPS attributable to Pfizer Inc. common shareholders guidance follows:

	FULL-YEAR 2012 GUIDANCE	
(BILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	NET INCOME[(a)]	DILUTED EPS[(a)]
Adjusted income/diluted EPS[(b)] guidance	~$16.5-$17.3	~$2.20-$2.30
Purchase accounting impacts of transactions completed as of 12/31/11	(4.1)	(0.54)
Acquisition-related costs	(1.0-1.2)	(0.13-0.15)
Non-acquisition-related restructuring costs[(c)]	(0.9-1.1)	(0.11-0.14)
Reported net income attributable to Pfizer Inc./diluted EPS guidance	~$10.1-$11.3	~$1.37-$1.52

(a) Does not assume the completion of any business-development transactions not completed as of December 31, 2011, including any one-time upfront payments associated with such transactions. Also excludes the potential effects of the resolution of litigation-related matters not substantially resolved as of December 31, 2011.

(b) For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.

(c) Includes amounts related to our initiatives to reduce R&D spending, including our realigned R&D footprint, and amounts related to other cost-reduction and productivity initiatives. In our reconciliation between *Net income attributable to Pfizer Inc.*, as reported under principles generally accepted in the United States of America (U.S. GAAP), and Adjusted income, and in our reconciliation between diluted EPS, as reported under U.S. GAAP, and Adjusted diluted EPS, these amounts will be categorized as Certain Significant Items.

Our 2012 financial guidance is subject to a number of factors and uncertainties—as described in the "Forward-Looking Information and Factors That May Affect Future Results", "Our Operating Environment" and "Our Strategy" sections of this Financial Review and in Part I, Item 1A, "Risk Factors", of our 2011 Annual Report on Form 10-K.

SIGNIFICANT ACCOUNTING POLICIES AND APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

For a description of our significant accounting policies, see Notes to Consolidated Financial Statements—*Note 1. Significant Accounting Policies.*

Of these policies, the following are considered critical to an understanding of Pfizer's Consolidated Financial Statements as they require the application of the most difficult, subjective and complex judgments: (i) Acquisitions (Note 1D); (ii) Fair Value (Note 1E); (iii) Revenues (Note 1G); (iv) Asset Impairment Reviews (Note 1K); (v) Tax Contingencies (Note 1O); (vi) Benefit Plans (Note 1P); (vii) Legal and Environmental Contingencies (Note 1Q).

Below are some of our more critical accounting estimates. See also Estimates and Assumptions (Note 1C) for a discussion about the risks associated with estimates and assumptions.

Acquisitions and Fair Value

For a discussion about the application of Fair Value to our recent acquisitions, see Notes to Consolidated Financial Statements—*Note 2. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments.*

For a discussion about the application of Fair Value to our investments, see Notes to Consolidated Financial Statements—*Note 7. Financial Instruments.*

For a discussion about the application of Fair Value to our benefit plan assets, see Notes to Consolidated Financial Statements—*Note 11. Pension and Postretirement Benefit Plans and Defined Contribution Plans.*

For a discussion about the application of Fair Value to our asset impairment reviews, see "Asset Impairment Reviews—Long-Lived Assets" below.

Revenues

As is typical in the biopharmaceutical industry, our gross product sales are subject to a variety of deductions that are generally estimated and recorded in the same period that the revenues are recognized and primarily represent rebates and discounts to government agencies, wholesalers, distributors and managed care organizations with respect to our biopharmaceutical products. See also Notes to Consolidated Financial Statements—*Note 1G. Significant Accounting Policies: Revenues* for a detailed description of the nature of our sales deductions and our procedures for estimating our obligations. For example,

- For Medicaid, Medicare and contract rebates, we use experience ratios, which may be adjusted to better match our current experience or our expected future experience.
- For contractual or legislatively mandated deductions outside of the U.S., we use estimated allocation factors, based on historical payments and some third-party reports, to project the expected level of reimbursement.
- For sales returns, we perform calculations in each market that incorporate the following, as appropriate: local returns policies and practices; returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf life by product; and an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as loss of exclusivity, product recalls or a changing competitive environment.
- For sales incentives, we use our historical experience with similar incentives programs to predict customer behavior.

If any of our ratios, factors, assessments, experiences or judgments, are not indicative or accurate predictors of our future experience, our results could be materially affected. Although the amounts recorded for these sales deductions are heavily dependent on estimates and assumptions, historically, our adjustments to actual have not been material; on a quarterly basis, they generally have been less than 1.0% of biopharmaceutical net sales and can result in a net increase to income or a net decrease to income. The sensitivity of our estimates can vary by program, type of customer and geographic location. However, estimates associated with U.S. Medicaid and contract rebates are most at-risk for material adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, our adjustments to actual can incorporate revisions of several prior quarters.

Amounts recorded for sales deductions can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For further information about the risks associated with estimates and assumptions, see Notes to Consolidated Financial Statements—*Note1C. Significant Accounting Policies: Estimates and Assumptions.*

Asset Impairment Reviews—Long-Lived Assets

We review all of our long-lived assets, including goodwill and other intangible assets, for impairment indicators throughout the year and we perform detailed impairment testing for goodwill and indefinite-lived assets annually and for all other long-lived assets whenever impairment indicators are present. When necessary, we record charges for impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets.

Our impairment review processes are described in the Notes to Consolidated Financial Statements—*Note 1K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets* and, for deferred tax assets, in *Note 1O. Significant Accounting Policies: Deferred Tax Assets and Liabilities and Income Tax Contingencies.*

Examples of events or circumstances that may be indicative of impairment include:

- A significant adverse change in legal factors or in the business climate that could affect the value of the asset. For example, a successful challenge of our patent rights likely would result in generic competition earlier than expected.
- A significant adverse change in the extent or manner in which an asset is used. For example, restrictions imposed by the FDA or other regulatory authorities could affect our ability to manufacture or sell a product.
- A projection or forecast that demonstrates losses or reduced profits associated with an asset. This could result, for example, from a change in a government reimbursement program that results in an inability to sustain projected product revenues and profitability. This also could result from the introduction of a competitor's product that results in a significant loss of market share or the inability to achieve the previously projected revenue growth, as well as the lack of acceptance of a product by patients, physicians and payers. For IPR&D projects, this could result from, among other things, a change in outlook based on clinical trial data, a delay in the projected launch date or additional expenditures to commercialize the product.

Our impairment reviews of most of our long-lived assets depend heavily on the determination of fair value, as defined by U.S. GAAP, and these judgments can materially impact our results of operations. A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Notes to Consolidated Financial Statements—*Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

Intangible Assets Other than Goodwill

As a result of our intangible asset impairment review work, described in detail below, we recognized a number of impairments of intangible assets other than goodwill.

We recorded the following intangible asset impairment charges in *Other deductions—net:*

- In 2011, $863 million, which includes (i) approximately $475 million of IPR&D assets, primarily related to two compounds for the treatment of certain autoimmune and inflammatory diseases; (ii) approximately $195 million related to our indefinite-lived biopharmaceutical brand, Xanax; and (iii) approximately $185 million of Developed Technology Rights comprising the impairments of five other assets. These impairment charges reflect, among other things, the impact of new scientific findings and the increased competitive environment. The impairment charges are associated with the following: Worldwide Research and Development ($394 million); Established Products ($193 million); Specialty Care ($135 million); Primary Care ($56 million); Oncology ($56 million); Animal Health ($17 million); and other ($12 million).
- In 2010, $2.2 billion, which included (i) approximately $950 million of IPR&D assets, primarily Prevnar 13/Prevenar 13 Adult, a compound for the prevention of pneumococcal disease in adults age 50 and older, and Neratinib, a compound for the treatment of breast cancer; (ii) approximately $700 million of indefinite-lived Brands, related to Third Age, infant formulas for the first 12-36 months of age, and Robitussin, a cough suppressant; and (iii) approximately $550 million of Developed Technology Rights, primarily Thelin, a product that treated pulmonary hypertension and Protonix, a product that treats erosive gastroesophageal reflux disease. These impairment charges, most of which occurred in the third quarter of 2010, reflect, among other things, the following: for IPR&D assets, the impact of changes to the development programs, the projected development and regulatory timeframes and the risk associated with these assets; for Brand assets, the current competitive environment and planned investment support; and, for Developed Technology Rights, in the case of Thelin, we voluntarily withdrew the product in regions where it was approved and discontinued all clinical studies worldwide and, for the others, an increased competitive environment. The impairment charges are associated with the following: Specialty Care ($708 million); Oncology ($396 million); Nutrition ($385 million); Consumer Healthcare ($292 million); Established Products ($182 million); Primary Care ($145 million); Worldwide Research and Development ($54 million); and other ($13 million).

- In 2009, the impairment charge of $417 million primarily relates to certain materials used in our research and development activities that were no longer considered recoverable.

Accounting Policy and Specific Procedures

For a description of our accounting policy, see Notes to Consolidated Financial Statements—*Note 1K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets*.

When we are required to determine the fair value of intangible assets other than goodwill, we use an income approach, specifically the multi-period excess earnings method, also known as the discounted cash flow method. We start with a forecast of all the expected net cash flows associated with the asset, which includes the application of a terminal value for indefinite-lived assets, and then we apply an asset-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the projections and the impact of technological risk associated with in-process research and development assets, as well as the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

Future Impairment Risks

While all intangible assets other than goodwill can confront events and circumstances that can lead to impairment, in general, intangible assets other than goodwill that are most at risk of impairment include in-process research and development assets ($1.2 billion as of December 31, 2011) and newly acquired or recently impaired indefinite-lived brand assets ($1.2 billion as of December 31, 2011). In-process research and development assets are high-risk assets, as research and development is an inherently risky activity. Newly acquired and recently impaired indefinite-lived assets are more vulnerable to impairment as the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value at the end of each reporting period. As such, immediately after acquisition or impairment, even small declines in the outlook for these assets can negatively impact our ability to recover the carrying value and can result in an impairment charge.

- One of our indefinite-lived biopharmaceutical brands, Xanax, was written down to its fair value of $1.2 billion at the end of 2011. This asset continues to be at risk for future impairment. Any negative change in the undiscounted cash flows, discount rate and/or tax rate could result in an impairment charge. Xanax, which was launched in the mid 1980's and acquired in 2003, must continue to remain competitive against its generic challengers or the associated asset may become impaired again. We re-considered and confirmed the classification of this asset as indefinite-lived. We will continue to closely monitor this asset.

- One of our indefinite-lived Consumer Healthcare brands, Robitussin, has a fair value that approximates its carrying value of about $500 million, which reflects an impairment charge that was taken in the third quarter of 2010. This asset continues to be at risk for future impairment. Any negative change in the undiscounted cash flows, discount rate and/or tax rate could result in an impairment charge. Robitussin, launched in the mid 1950's, enjoys strong brand recognition, and is one of the leading over-the-counter cold and cough remedies in the world. Robitussin must continue to remain competitive against its market challengers or the associated asset may become impaired again. We re-considered and confirmed the classification of this asset as indefinite-lived. We will continue to closely monitor this asset.

Goodwill

As a result of our goodwill impairment review work, described in detail below, we concluded that none of our goodwill is impaired as of December 31, 2011, and we do not believe the risk of impairment is significant at this time.

Accounting Policy and Specific Procedures

For a description of our accounting policy, see Notes to Consolidated Financial Statements—*Note 1K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets*.

In determining the fair value of a reporting unit, as appropriate for the individual reporting unit, we may use the market approach, the income approach or a weighted-average combination of both approaches.

- The market approach is a historical approach to estimating fair value and relies primarily on external information. Within the market approach are two methods that we may use:
  - Guideline public company method—this method employs market multiples derived from market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market and the application of the identified multiples to the corresponding measure of our reporting unit's financial performance.
  - Guideline transaction method—this method relies on pricing multiples derived from transactions of significant interests in companies engaged in the same or similar lines of business and the application of the identified multiples to the corresponding measure of our reporting unit's financial performance.

The market approach is only appropriate when the available external information is robust and deemed to be a reliable proxy for the specific reporting unit being valued; however, these assessments may prove to be incomplete or inaccurate. Some of the more significant estimates and assumptions inherent in this approach include: the selection of appropriate guideline companies and transactions and the determination of applicable premiums and discounts based on any differences in ownership percentages, ownership rights, business ownership forms or marketability between the reporting unit and the guideline companies and transactions.

- The income approach is a forward-looking approach to estimating fair value and relies primarily on internal forecasts. Within the income approach, the method that we use is the discounted cash flow method. We start with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then we apply a reporting unit-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of technological risk and competitive, legal and/or regulatory forces on the projections, as well as the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

Specifically, our 2011 goodwill impairment assessment involved the following:

- To estimate the fair value of our five biopharmaceutical reporting units, we relied solely on the income approach. We used the income approach exclusively as many of our products are sold in multiple reporting units and as one reporting unit is geographic-based while the others are product and/or customer-based. Further, the projected cash flows from a single product may reside in up to three reporting units at different points in future years and the discounted cash flow method would reflect the movement of products among reporting units. As such, the use of the comparable guideline company method was not practical or reliable. However, on a limited basis and as deemed reasonable, we did attempt to corroborate our outcomes with the market approach. For the income approach, we used the discounted cash flow method.

- To estimate the fair value of our Consumer Healthcare reporting unit, we used a combination of approaches and methods. We used the income approach and the market approach, which were weighted equally in our analysis. We weighted them equally as we have equal confidence in the appropriateness of the approaches for this reporting unit. For the income approach, we used the discounted cash flow method and for the market approach, we used both the guideline public company method and the guideline transaction method, which were weighted equally to arrive at our market approach value.

- To estimate the fair value of our Nutrition and Animal Health reporting units, we used the income approach, relying exclusively on the discounted cash flow method. We relied exclusively on the income approach as the discounted cash flow method provides a more reliable outlook of the business. However, on a limited basis and as deemed reasonable, we did attempt to corroborate our outcomes with the market approach. (On July 7, 2011, we announced our decision to explore strategic alternatives for our Nutrition and Animal Health businesses. See the "Our Business Development initiatives" section of this Financial Review.)

Future Impairment Risks

While all reporting units can confront events and circumstances that can lead to impairment, we do not believe that the risk of goodwill impairment for any of our reporting units is significant at this time.

At the end of 2011, our Consumer Healthcare reporting unit has the smallest difference between fair value and book value. However, we estimate that it would take a significant negative change in the undiscounted cash flows, the discount rate and/or the market multiples in the consumer industry for the Consumer Healthcare reporting unit goodwill to be impaired. Our Consumer Healthcare reporting unit performance and consumer healthcare industry market multiples are highly correlated with the overall economy and our specific performance is also dependent on our and our competitors' innovation and marketing effectiveness, and on regulatory developments affecting claims, formulations and ingredients of our products.

For all of our reporting units, there are a number of future events and factors that may impact future results and that could potentially have an impact on the outcome of subsequent goodwill impairment testing. For a list of these factors, see the "Forward-Looking Information and Factors That May Affect Future Results" section of this Financial Review.

Pension and Postretirement Benefit Plans

The majority of our employees worldwide are covered by defined benefit pension plans, defined contribution plans or both. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans, as well as other postretirement benefit plans, consisting primarily of healthcare and life insurance for retirees (see Notes to Consolidated Financial Statements—*Note 1P. Pension and Postretirement Benefit Plans* and *Note 11. Pension and Postretirement Benefit Plans and Defined Contribution Plans*). Beginning on January 1, 2011, for employees hired in the U.S. and Puerto Rico after December 31, 2010, we no longer offer a defined benefit plan and, instead, offer an enhanced benefit under our defined contribution plan. In addition to the standard matching contribution by the Company, the enhanced benefit provides an automatic Company contribution for such eligible employees based on age and years of service.

The accounting for benefit plans is highly dependent on actuarial estimates, assumptions and calculations, which result from a complex series of judgments about future events and uncertainties. For information about the risks associated with estimates and assumptions, see Notes to Consolidated Financial Statements—*Note 1C. Significant Accounting Policies: Estimates and Assumptions*. The assumptions and actuarial estimates required to estimate the employee benefit obligations for the defined benefit and postretirement plans may include the discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality (life expectancy); expected return on assets; and healthcare cost trend rates. Our assumptions reflect our historical experiences and our best judgment regarding future expectations that have been deemed reasonable by management. The judgments made in determining the costs of our benefit plans can materially impact our results of operations.

The following table shows the expected versus actual rate of return on plan assets and the discount rate used to determine the benefit obligations for the U.S. qualified pension plans:

	2011	2010	2009
Expected annual rate of return	**8.5%**	8.5%	8.5%
Actual annual rate of return	**3.8**	10.8	14.2
Discount rate	**5.1**	5.9	6.3

As a result of the global financial market downturn during 2008, the fair value of the assets held in our pension plans decreased by approximately 21% in 2008 and we estimate those losses will be amortized over a 10-year period. In early 2009, we shifted from an explicit target asset allocation to asset allocation ranges in order to maintain flexibility in meeting minimum funding requirements and achieving our expected return on assets. However, we did not significantly change the asset allocation during 2009 and the allocation was largely consistent with that of 2008. No further changes to the strategic asset allocation ranges have been made, and actual allocations have remained stable throughout 2010 and 2011. Therefore, we maintained the 8.5% expected long-term rate of return on assets in 2011 and 2010. Any changes in the expected long-term rate of return on assets would impact net periodic benefit cost.

The assumption for the expected rate of return on assets for our U.S. and international plans reflects our actual historical return experience and our long-term assessment of forward-looking return expectations by asset classes, which is used to develop a weighted-average expected return based on the implementation of our targeted asset allocation in our respective plans. The expected return for our U.S. plans and the majority of our international plans is applied to the fair market value of plan assets at each year end. Holding all other assumptions constant, the effect of a 0.5 percentage-point decline in the return-on-assets assumption would increase our 2012 U.S. qualified pension plans' pre-tax expense by approximately $59 million.

The discount rate used in calculating our U.S. defined benefit plan obligations as of December 31, 2011, is 5.1%, which represents a 0.8 percentage-point decrease from our December 31, 2010 rate of 5.9%. The discount rate for our U.S. defined benefit plans is determined annually and evaluated and modified to reflect at year-end the prevailing market rate of a portfolio of high-quality corporate bond investments rated AA or better that would provide the future cash flows needed to settle benefit obligations as they come due. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better, including where there is sufficient data, a yield curve approach. These rate determinations are made consistent with local requirements. Holding all other assumptions constant, the effect of a 0.1 percentage-point decrease in the discount rate assumption would increase our 2012 U.S. qualified pension plans' pre-tax expense by approximately $29 million and increase the U.S. qualified pension plans' projected benefit obligations as of December 31, 2011 by approximately $233 million.

Contingencies

For a discussion about income tax contingencies, see Notes to Consolidated Financial Statements—*Note 5D. Taxes on Income: Tax Contingencies.*

For a discussion about legal and environmental contingencies, guarantees and indemnifications, see Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies.*

ANALYSIS OF THE CONSOLIDATED STATEMENTS OF INCOME

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2011	2010	2009	% CHANGE 11/10	10/09
Revenues	**$67,425**	$67,057	$49,269	**1**	36
Cost of sales	**15,085**	15,838	8,459	**(5)**	87
% of revenues	**22.4%**	23.6%	17.2%		
Selling, informational and administrative expenses	**19,468**	19,480	14,752	**—**	32
% of revenues	**28.9%**	29.0%	29.9%		
Research and development expenses	**9,112**	9,392	7,824	**(3)**	20
% of revenues	**13.5%**	14.0%	15.9%		
Amortization of intangible assets	**5,585**	5,403	2,877	**3**	88
% of revenues	**8.3%**	8.1%	5.8%		
Acquisition-related in-process research and development charges	**—**	125	68	**(100)**	84
% of revenues	**—**	0.2%	0.1%		
Restructuring charges and certain acquisition-related costs	**2,934**	3,201	4,330	**(8)**	(26)
% of revenues	**4.4%**	4.8%	8.8%		
Other deductions—net	**2,479**	4,336	285	**(43)**	*
Income from continuing operations before provision for taxes on income	**12,762**	9,282	10,674	**37**	(13)
% of revenues	**18.9%**	13.8%	21.7%		
Provision for taxes on income	**4,023**	1,071	2,145	**276**	(50)
Effective tax rate	**31.5%**	11.5%	20.1%		
Plus: Gain from discontinued operations—net of tax	**1,312**	77	114	*****	(32)
Less: Net income attributable to noncontrolling interests	**42**	31	8	**35**	288
Net income attributable to Pfizer Inc.	**$10,009**	$ 8,257	$ 8,635	**21**	(4)
% of revenues	**14.8%**	12.3%	17.5%		

Percentages may reflect rounding adjustments.
* Calculation not meaningful.

Revenues-Overview

Total revenues were $67.4 billion in 2011, an increase of 1% compared to 2010, due to:

- the favorable impact of foreign exchange, which increased revenues by approximately $1.9 billion, or 3%; and
- the inclusion of revenues of $1.3 billion, or 2% from our acquisition of King,

partially offset by:

- an operational decline of $2.9 billion or 4%, primarily due to the loss of exclusivity of certain products.

Total revenues of $67.1 billion in 2010 increased by approximately $17.8 billion compared to 2009, primarily due to:

- the inclusion of revenues from legacy Wyeth products of $18.1 billion; and
- the favorable impact of foreign exchange, which increased revenues by approximately $1.1 billion,

partially offset by:

- the net revenue decrease from legacy Pfizer products of $1.4 billion resulting primarily from continuing generic competition and the loss of exclusivity on certain products.

In 2011, Lipitor (which lost exclusivity in the U.S in November 2011), Lyrica, Prevnar 13/Prevenar 13, Enbrel and Celebrex each delivered at least $2 billion in revenues, while Viagra, Norvasc, Zyvox, Xalatan/Xalacom (Xalatan lost exclusivity in the U.S. in March 2011), Sutent, Geodon/Zeldox, and the Premarin family each surpassed $1 billion in revenues.

In 2010, Lipitor, Enbrel, Lyrica, Prevnar 13/Prevenar 13 and Celebrex each delivered at least $2 billion in revenues, while Viagra, Xalatan/Xalacom, Effexor (Effexor XR lost exclusivity in the U.S. in July 2010), Norvasc, Prevnar/Prevenar (7-valent), Zyvox, Sutent, the Premarin family, Geodon/Zeldox and Detrol/Detrol LA each surpassed $1 billion in revenues.

In 2009, Lipitor, Lyrica and Celebrex each delivered at least $2 billion in revenues, while Norvasc, Viagra, Xalatan/Xalacom, Detrol/Detrol LA, Zyvox and Geodon/Zeldox each surpassed $1 billion in revenues. In 2009, we did not record more than $1 billion in revenues for any individual legacy Wyeth product since the Wyeth acquisition date of October 15, 2009.

Revenues exceeded $500 million in each of 18 countries outside the U.S. in 2011 and 2010, and in each of 13 countries outside the U.S. in 2009. The increase in the number of countries outside the U.S. in which revenues exceeded $500 million in 2010 and 2011 compared to 2009 was due to the inclusion of revenues from legacy Wyeth products for the full year in 2010. The U.S. was the only country to contribute more than 10% of total revenues in each year.

Our policy relating to the supply of pharmaceutical inventory at domestic wholesalers, and in major international markets, is to generally maintain stocking levels under one month on average and to keep monthly levels consistent from year to year based on patterns of utilization. We historically have been able to closely monitor these customer stocking levels by purchasing information from our customers directly or by obtaining other third-party information. We believe our data sources to be directionally reliable but cannot verify their accuracy. Further, as we do not control this third-party data, we cannot be assured of continuing access. Unusual buying patterns and utilization are promptly investigated.

As is typical in the biopharmaceutical industry, our gross product sales are subject to a variety of deductions, that generally are estimated and recorded in the same period that the revenues are recognized and primarily represent rebates and discounts to government agencies, wholesalers, distributors and managed care organizations with respect to our pharmaceutical products. These deductions represent estimates of the related obligations and, as such, judgment and knowledge of market conditions and practice are required when estimating the impact of these sales deductions on gross sales for a reporting period. Historically, our adjustments to actual results have not been material to our overall business. On a quarterly basis, our adjustments to actual results generally have been less than 1% of biopharmaceutical net sales and can result in either a net increase or a net decrease in income. Product-specific rebate charges, however, can have a significant impact on year-over-year individual product growth trends.

Certain deductions from revenues follow:

	YEAR ENDED DECEMBER 31,		
(BILLIONS OF DOLLARS)	**2011**	2010	2009
Medicaid and related state program rebates[a]	**$ 1.2**	$ 1.2	$ 0.6
Medicare rebates[a]	**1.4**	1.3	0.9
Performance-based contract rebates[a], [b]	**3.0**	2.6	2.3
Chargebacks[c]	**3.2**	3.0	2.3
Total	**$ 8.8**	$ 8.1	$ 6.1

[a] Rebates are product-specific and, therefore, for any given year are impacted by the mix of products sold.
[b] Performance-based contracts are with managed care customers, including health maintenance organizations and pharmacy benefit managers, who receive rebates based on the achievement of contracted performance terms for products.
[c] Chargebacks primarily represent reimbursements to wholesalers for honoring contracted prices to third parties.

The rebates and chargebacks for 2011 were higher than 2010, primarily as a result of:

- the impact of increased rebates under the U.S. Healthcare Legislation, which includes increased Medicaid rates and discounts to Medicare Part D participants who are in the Medicare "coverage gap";
- an increase in chargebacks for our branded products as a result of increasing competitive pressures and increasing sales for certain branded products and certain generic products sold by our Greenstone unit that are subject to chargebacks,

partially offset by, among other factors:

- the impact of decreased Medicare, Medicaid and performance-based contract rebates contracted for certain products that have lost exclusivity;
- changes in product mix; and
- the impact on chargebacks of decreased sales for products that have lost exclusivity.

Our accruals for Medicaid rebates, Medicare rebates, performance-based contract rebates and chargebacks were $3.3 billion as of December 31, 2011 and $3.0 billion as of December 31, 2010, and primarily are all included in *Other current liabilities* in our Consolidated Balance Sheets.

Revenues by Segment and Geographic Area

Worldwide revenues by operating segment, business unit and geographic area follow:

	YEAR ENDED DECEMBER 31,									% CHANGE					
	WORLDWIDE			U.S.			INTERNATIONAL			WORLDWIDE		U.S.		INTERNATIONAL	
(MILLIONS OF DOLLARS)	**2011[(a), (b)]**	2010[(b)]	2009[(b)]	**2011[(a), (b)]**	2010[(b)]	2009[(b)]	**2011[(a), (b)]**	2010[(b)]	2009[(b)]	**11/10**	10/09	**11/10**	10/09	**11/10**	10/09
Biopharmaceutical revenues:															
Primary Care Operating Segment	**$22,670**	$23,328	$22,576	**$12,819**	$13,536	$13,045	**$ 9,851**	$ 9,792	$ 9,531	**(3)**	3	**(5)**	4	**1**	3
Specialty Care	**15,245**	15,021	7,414	**6,870**	7,419	3,853	**8,375**	7,602	3,561	**1**	103	**(7)**	93	**10**	113
Oncology	**1,323**	1,414	1,511	**391**	506	456	**932**	908	1,055	**(6)**	(6)	**(23)**	11	**3**	(14)
SC&O Operating Segment	**16,568**	16,435	8,925	**7,261**	7,925	4,309	**9,307**	8,510	4,616	**1**	84	**(8)**	84	**9**	84
Emerging Markets	**9,295**	8,662	6,157	**—**	—	—	**9,295**	8,662	6,157	**7**	41	**—**	—	**7**	41
Established Products	**9,214**	10,098	7,790	**3,627**	4,501	2,656	**5,587**	5,597	5,134	**(9)**	30	**(19)**	69	**—**	9
EP&EM Operating Segment	**18,509**	18,760	13,947	**3,627**	4,501	2,656	**14,882**	14,259	11,291	**(1)**	35	**(19)**	69	**4**	26
	57,747	58,523	45,448	**23,707**	25,962	20,010	**34,040**	32,561	25,438	**(1)**	29	**(9)**	30	**5**	28
Other product revenues:															
Animal Health	**4,184**	3,575	2,764	**1,648**	1,382	1,106	**2,536**	2,193	1,658	**17**	29	**19**	25	**16**	32
Consumer Healthcare	**3,057**	2,772	494	**1,490**	1,408	331	**1,567**	1,364	163	**10**	*	**6**	*	**15**	*
AH&CH Operating Segment	**7,241**	6,347	3,258	**3,138**	2,790	1,437	**4,103**	3,557	1,821	**14**	95	**12**	94	**15**	95
Nutrition Operating Segment	**2,138**	1,867	191	**—**	—	—	**2,138**	1,867	191	**15**	*	**—**	—	**15**	*
Pfizer CentreSource[(c)]	**299**	320	372	**88**	103	93	**211**	217	279	**(7)**	(14)	**(15)**	11	**(3)**	(22)
Total Revenues	**$67,425**	$67,057	$49,269	**$26,933**	$28,855	$21,540	**$40,492**	$38,202	$27,729	**1**	36	**(7)**	34	**6**	38

[(a)] 2011 includes revenues from legacy King U.S. operations for 11 months and from legacy King international operations for ten months, commencing on the King acquisition date, January 31, 2011.
[(b)] Legacy Wyeth revenues are included for a full year in each of 2011 and 2010. 2009 includes revenues from legacy Wyeth products commencing on the Wyeth acquisition date, October 15, 2009.
[(c)] Our contract manufacturing and bulk pharmaceutical chemical sales organization.
* Calculation not meaningful.

Biopharmaceutical Revenues

Revenues from biopharmaceutical products contributed approximately 86% of our total revenues in 2011, 87% of our total revenues in 2010 and 92% of our total revenues in 2009.

We recorded direct product sales of more than $1 billion for each of 12 biopharmaceutical products in 2011, each of 15 biopharmaceutical products in 2010 and each of nine legacy Pfizer biopharmaceutical products in 2009. These products represented 56% of our revenues from biopharmaceutical products in 2011, 60% of our revenues from biopharmaceutical products in 2010 and 56% of our revenues from biopharmaceutical products in 2009. We did not record more than $1 billion in revenues for any individual legacy Wyeth product in 2009 as the Wyeth acquisition date was October 15, 2009.

2011 vs. 2010

Worldwide revenues from biopharmaceutical products in 2011 were $57.7 billion, a decrease of 1% compared to 2010, primarily due to:

- the decrease of $4.7 billion in operational revenues from Lipitor, Effexor, Protonix, Xalatan, Caduet, Vfend, Aromasin and Zosyn, and lower Alliance revenues for Aricept, all due to loss of exclusivity in certain markets; and
- a reduction in revenues of $359 million due to the U.S. Healthcare Legislation,

partially offset by:

- the solid performance of Lyrica, the Prevnar/Prevenar franchise and Enbrel;
- the inclusion of operational revenues from legacy King products of approximately $950 million, which favorably impacted biopharmaceutical revenues by 2%; and
- the favorable impact of foreign exchange of $1.7 billion, or 3%.

Geographically,

- in the U.S., revenues from biopharmaceutical products decreased 9% in 2011, compared to 2010, reflecting lower revenues from Lipitor, Protonix, Effexor, Zosyn, Xalatan, Vfend, Caduet and Aromasin, all due to loss of exclusivity, lower Alliance revenues due to loss of exclusivity of Aricept 5mg and 10mg tablets in November 2010 and lower revenues from Detrol/Detrol LA, as well as the reduction in revenues of $359 million in 2011 due to the U.S. Healthcare Legislation. The impact of these adverse factors was partially offset by the strong performance of certain other biopharmaceutical products and the addition of U.S. revenues from legacy King products of approximately $904 million in 2011.

- in our international markets, revenues from biopharmaceutical products increased 5% in 2011, compared to 2010, reflecting the favorable impact of foreign exchange of 6% in 2011, partially offset by a net operational decrease. Operationally, revenues were favorably impacted by increases in the Prevenar franchise, Lyrica, Enbrel, Celebrex and Alliance revenues and unfavorably impacted by declines in Lipitor, Effexor, Norvasc and Xalatan/Xalacom. International revenues from legacy King products were not significant to our international revenues in 2011.

During 2011, international revenues from biopharmaceutical products represented 59% of total revenues from biopharmaceutical products, compared to 56% in 2010.

Primary Care Operating Segment

- Primary Care unit revenues decreased 3% in 2011 compared to 2010, due to lower operational revenues of 6%, partially offset by the favorable impact of foreign exchange of 3%. Primary Care unit revenues were favorably impacted by higher revenues from certain patent-protected products, including Lyrica, Celebrex, Pristiq and Spiriva (in Alliance revenues), among others, as well as the addition of revenues from legacy King products of $404 million, or 2% in 2011. Operational revenues in 2011 were negatively impacted by the loss of exclusivity of Lipitor and Caduet in the U.S. in November 2011, Lipitor in various other developed markets during 2010, as well as Aricept 5mg and 10 mg tablets in the U.S. in November 2010. Taken together, these losses of exclusivity reduced Primary Care unit revenues by approximately $2.1 billion, or 9%, in comparison 2010.

Specialty Care and Oncology Operating Segment

- Specialty Care unit revenues increased 1% compared to 2010 due to the favorable impact of foreign exchange of 3%, partially offset by lower operational revenues of 2%. Operational revenues were favorably impacted by strong growth in the Prevnar/Prevenar franchise and Enbrel, and unfavorably impacted by the loss of exclusivity of Vfend and Xalatan in the U.S. in February and March 2011, respectively. Collectively, these losses of exclusivity reduced Specialty Care unit revenues by $624 million, or 4%, in comparison with 2010.

- Oncology unit revenues decreased 6%, compared to 2010, due to lower operational revenues of 10%, partially offset by the favorable impact of foreign exchange of 4%. The decrease in the Oncology unit operational revenues in 2011 was primarily due to the transfer of Aromasin's U.S. business to the Established Products unit effective January 1, 2011 as a result of its loss of exclusivity in April 2011. This loss of exclusivity reduced Oncology unit revenues by $160 million, or 11%, in comparison with 2010.

Established Products and Emerging Markets Operating Segment

- Established Products unit revenues decreased 9% in 2011 compared to 2010 due to lower operational revenues of 13%, partially offset by a 4% favorable impact of foreign exchange. The decrease in Established Products unit operational revenues in 2011 was mainly due to the loss of exclusivity of Effexor XR, Protonix and Zosyn in the U.S. Taken together, these losses of exclusivity decreased Established Products unit revenues by $1.7 billion, or 17%, in comparison with 2010. These declines were partially offset by the addition of revenues from legacy King products of $546 million, or 5% in 2011.

- Emerging Markets unit revenues increased 7%, compared to 2010, due to higher operational revenues of 5%, as well as a 2% favorable impact of foreign exchange. The increase in Emerging Markets unit operational revenues in 2011 was due to growth in certain key innovative brands, primarily the Prevenar franchise, Lyrica, Enbrel, Celebrex, Vfend and Zyvox. These increases were partially offset by lower revenues from Lipitor, which lost exclusivity in Brazil in August 2010 and Mexico in December 2010, as well as the impact of price reductions for certain products in certain emerging market countries. These losses of exclusivity reduced Emerging Market unit revenues by $118 million, or 1%, in comparison with 2010.

Total revenues from established products in both the Established Products and Emerging Markets units were $13.0 billion, with $3.8 billion generated in emerging markets in 2011.

2010 vs. 2009

Worldwide revenues from biopharmaceutical products in 2010 were $58.5 billion, an increase of 29% compared to 2009, primarily due to:

- the inclusion of operational revenues from legacy Wyeth products of approximately $13.7 billion, which favorably impacted biopharmaceutical revenues by 30%; and

- the weakening of the U.S. dollar relative to other currencies, primarily the Canadian dollar, Australian dollar, Japanese yen and Brazilian real, which favorably impacted biopharmaceutical revenues by approximately $900 million, or 2%,

partially offset by:

- the decrease in operational revenues of approximately $1.5 billion, or 3%, from legacy Pfizer products overall, including Norvasc, Camptosar, Lipitor and Detrol/Detrol LA.

Geographically,

- in the U.S., biopharmaceutical revenues increased 30% in 2010, compared to 2009, reflecting the inclusion of revenues from legacy Wyeth products of $6.6 billion, which had a favorable impact of 33%, partially offset by lower overall revenues from legacy Pfizer products, including Lipitor, Detrol/Detrol LA, Celebrex, Lyrica, Chantix and Caduet and the impact of increased rebates in 2010 as a result of the U.S. Healthcare Legislation, all of which had an unfavorable impact of $664 million, or 3%; and

- in our international markets, biopharmaceutical revenues increased 28% in 2010, compared to 2009, reflecting the inclusion of operational revenues from legacy Wyeth products of $7.1 billion, which had a favorable impact of 28%, and the favorable impact of foreign exchange on international biopharmaceutical revenues of approximately $900 million, or 3%, partially offset by lower operational revenues from legacy Pfizer products of $819 million, or 3%. The decrease in operational revenues of legacy Pfizer products was due to lower operational revenues from, among other products, Lipitor, Norvasc and Camptosar, all of which were impacted by the loss of exclusivity in certain international markets.

Primary Care Operating Segment

- Primary Care unit revenues increased 3% in 2010 compared to 2009, due to higher operational revenues of 2% and the favorable impact of foreign exchange of 1%. Primary Care unit revenues were favorably impacted by the addition of legacy Wyeth products, primarily Premarin and Pristiq. Operational revenues in 2010 were negatively impacted by the loss of exclusivity of Lipitor in Canada in May 2010 and Spain in July 2010, which reduced Primary Care unit revenues by approximately $534 million, or 2%, in comparison 2009. Additionally, legacy Pfizer Primary Care revenues were negatively impacted by developed Europe pricing pressures and the U.S. Healthcare Legislation and positively impacted by growth from select brands, including Lyrica, Champix and Celebrex, among others, in key international markets, most notably Japan.

Specialty Care and Oncology Operating Segment

- Specialty Care unit revenues increased 103% in 2010 compared to 2009, due to higher operational revenues of 103%. Foreign exchange was flat. Specialty Care unit revenues in 2010 were favorably impacted by the addition of legacy Wyeth products, primarily Enbrel and the Prevnar/Prevenar franchise and were negatively impacted by developed Europe pricing pressures and the U.S. Healthcare Legislation, as well as an overall decline in certain therapeutic markets.

- Oncology unit revenues decreased 6% in 2010, compared to 2009, due to lower operational revenues of 6%. Foreign exchange was flat. Legacy Pfizer Oncology unit revenues in 2010 do not include Camptosar's European revenues due to Camptosar's loss of exclusivity in Europe in July 2009. The reclassification of those revenues to the Established Products unit effective January 1, 2010 negatively impacted the Oncology unit performance by 17% in 2010 compared to 2009.

Established Products and Emerging Markets Operating Segment

- Established Products unit revenues increased 30% in 2010 compared to 2009 due to higher operational revenues of 28% and the favorable impact of foreign exchange of 2%. The increase in Established Products unit operational revenues in 2010 was mainly due to the addition of legacy Wyeth products, primarily Protonix, and was negatively impacted by 4% due to the loss of exclusivity of Norvasc in Canada in July 2009.

- Emerging Markets unit revenues increased 41%, compared to 2009, due to higher operational revenues of 35%, as well as a 6% favorable impact of foreign exchange. The increases in Emerging Markets unit operational revenues in 2010 was due to the addition of legacy Wyeth products, most notably Enbrel and the Prevenar franchise, as well as growth in key markets, including China and Brazil. These increases were partially offset by the impact of price reductions for certain products in certain emerging market countries.

Total revenues from established products in both the Established Products and Emerging Markets units were $13.8 billion, with $3.7 billion generated in emerging markets in 2010.

Effective July 1, 2011, January 1, 2011, July 1, 2010, January 1, 2010, August 14, 2009, and January 3, 2009, we increased the published prices for certain U.S. biopharmaceutical products. These price increases had no material effect on wholesaler inventory levels in comparison to the prior year.

Other Product Revenues

2011 vs. 2010

Animal Health and Consumer Healthcare Operating Segment

- Animal Health unit revenues increased 17% in 2011, compared to 2010, reflecting higher operational revenues of 14% and the favorable impact of foreign exchange of 3%. Operational revenues from Animal Health products were favorably impacted by approximately $329 million, or 9%, due to the addition of revenues from legacy King animal health products. Legacy Pfizer products grew 7% primarily driven by improving market conditions and resulting increased demand for products across the livestock business, as well as deeper market penetration in emerging markets. This was partially offset by the adverse impact of required product divestitures in 2010 related to the acquisition of Wyeth.

- Consumer Healthcare unit revenues increased 10% in 2011, compared to 2010, reflecting higher operational revenues of 8% and the favorable impact of foreign exchange of 2%. The operational revenue increase in 2011 was primarily driven by increased sales of core brands including Advil, Caltrate and Robitussin, as well as the temporary voluntary withdrawal of Centrum in Europe in the third quarter of 2010.

Nutrition Operating Segment

- Nutrition unit revenues increased 15% in 2011, compared to 2010, reflecting higher operational revenues of 11% and the favorable impact of foreign exchange of 4%. The operational revenue increase was primarily due to increased demand for premium products, launches of new products and strength in China and the Middle East.

2010 vs. 2009

Animal Health and Consumer Healthcare Operating Segment

- Revenues from Animal Health increased 29% in 2010, compared to 2009, reflecting the inclusion of operational revenues from legacy Wyeth Animal Health products of 22%, higher operational revenues from legacy Pfizer Animal Health products of 4% due primarily to growth in the companion animal and livestock businesses, as well as the favorable impact of foreign exchange of 3%.

Revenues—Major Biopharmaceutical Products

Revenue information for several of our major biopharmaceutical products follows:

(MILLIONS OF DOLLARS)		YEAR ENDED DECEMBER 31,			% CHANGE	
PRODUCT	PRIMARY INDICATIONS	**2011**	2010	2009	**11/10**	10/09
Lipitor	Reduction of LDL cholesterol	**$9,577**	$10,733	$11,434	**(11)**	(6)
Lyrica	Epilepsy, post-herpetic neuralgia and diabetic peripheral neuropathy, fibromyalgia	**3,693**	3,063	2,840	**21**	8
Prevnar 13/Prevenar 13[(a)]	Vaccine for prevention of pneumococcal disease	**3,657**	2,416	—	**51**	*
Enbrel (Outside the U.S. and Canada)[(a)]	Rheumatoid, juvenile rheumatoid and psoriatic arthritis, plaque psoriasis and ankylosing spondylitis	**3,666**	3,274	378	**12**	*
Celebrex	Arthritis pain and inflammation, acute pain	**2,523**	2,374	2,383	**6**	—
Viagra	Erectile dysfunction	**1,981**	1,928	1,892	**3**	2
Norvasc	Hypertension	**1,445**	1,506	1,973	**(4)**	(24)
Zyvox	Bacterial infections	**1,283**	1,176	1,141	**9**	3
Xalatan/Xalacom	Glaucoma and ocular hypertension	**1,250**	1,749	1,737	**(29)**	1
Sutent	Advanced and/or metastatic renal cell carcinoma (mRCC) and refractory gastrointestinal stromal tumors (GIST) and advanced pancreatic neuroendocrine tumor	**1,187**	1,066	964	**11**	11
Geodon/Zeldox	Schizophrenia; acute manic or mixed episodes associated with bipolar disorder; maintenance treatment of bipolar mania	**1,022**	1,027	1,002	**—**	2
Premarin family[(a)]	Menopause	**1,013**	1,040	213	**(3)**	*
Genotropin	Replacement of human growth hormone	**889**	885	887	**—**	—
Detrol/Detrol LA	Overactive bladder	**883**	1,013	1,154	**(13)**	(12)
Vfend	Fungal infections	**747**	825	798	**(9)**	3
Chantix/Champix	An aid to smoking cessation treatment	**720**	755	700	**(5)**	8
BeneFIX[(a)]	Hemophilia	**693**	643	98	**8**	*
Effexor[(a)]	Depression and certain anxiety disorders	**678**	1,718	520	**(61)**	*
Zosyn/Tazocin[(a)]	Antibiotic	**636**	952	184	**(33)**	*
Pristiq[(a)]	Depression	**577**	466	82	**24**	*
Zoloft	Depression and certain anxiety disorders	**573**	532	516	**8**	3
Caduet	Reduction of LDL cholesterol and hypertension	**538**	527	548	**2**	(4)
Revatio	Pulmonary arterial hypertension (PAH)	**535**	481	450	**11**	7
Medrol	Inflammation	**510**	455	457	**12**	—
ReFacto AF/Xyntha[(a)]	Hemophilia	**506**	404	47	**25**	*
Prevnar/Prevenar (7-valent)[(a)]	Vaccine for prevention of pneumococcal disease	**488**	1,253	287	**(61)**	*
Zithromax/Zmax	Bacterial infections	**453**	415	430	**9**	(3)
Aricept[(b)]	Alzheimer's disease	**450**	454	435	**(1)**	(4)
Fragmin	Anticoagulant	**382**	341	359	**12**	(5)
Cardura	Hypertension/Benign prostatic hyperplasia	**380**	413	457	**(8)**	(10)
Rapamune[(a)]	Immunosuppressant	**372**	388	57	**(4)**	*
Aromasin	Breast cancer	**361**	483	483	**(25)**	—
BMP2[(a)]	Development of bone and cartilage	**340**	400	81	**(15)**	*
Relpax	Treat the symptoms of migraine headache	**341**	323	326	**6**	(1)
Xanax XR	Anxiety disorders	**306**	307	318	**—**	(3)
Tygacil[(a)]	Antibiotic	**298**	324	54	**(8)**	*
Neurontin	Seizures	**289**	322	327	**(10)**	(2)
Diflucan	Fungal infections	**265**	278	281	**(5)**	(1)
Arthrotec	Osteoarthritis and rheumatoid arthritis	**242**	250	270	**(3)**	(7)
Unasyn	Injectable antibacterial	**231**	244	245	**(5)**	—
Sulperazon	Antibiotic	**218**	213	204	**2**	4
Skelaxin[(c)]	Muscle relaxant	**203**	—	—	*****	*
Inspra	High blood pressure	**195**	157	130	**24**	21
Dalacin/Cleocin	Antibiotic for bacterial infections	**192**	214	241	**(10)**	(11)
Methotrexate	Severe psoriasis	**191**	164	21	**16**	*
Toviaz	Overactive bladder	**187**	137	59	**36**	132
Somavert	Acromegaly	**183**	157	147	**17**	7
Alliance revenues[(d)]	Various	**3,630**	4,084	2,925	**(11)**	40
All other[(e)]	Various	**6,768**	6,194	4,913	**9**	26

---

[a] Legacy Wyeth product. Legacy Wyeth operations are included for a full year in each of 2010 and 2011. In 2009, includes approximately two-and-a-half months of Wyeth's U.S. operations and approximately one-and-a-half months of Wyeth's international operations.
[b] Represents direct sales under license agreement with Eisai Co., Ltd.
[c] Legacy King product. King's operations are included in our financial statements commencing from the acquisition date of January 31, 2011. Therefore, our results for 2010 and 2009 do not include King's results of operations.
[d] Enbrel (in the U.S. and Canada)[a], Aricept, Exforge, Rebif and Spiriva.
[e] Includes legacy Pfizer products in 2011, 2010 and 2009. Also includes legacy Wyeth and King products, as described in notes (a) and (c) above.
* Calculation not meaningful.
Certain amounts and percentages may reflect rounding adjustments.

Biopharmaceutical—Selected Product Descriptions

- **Lipitor**, for the treatment of elevated LDL-cholesterol levels in the blood, is the most widely used branded prescription treatment for lowering cholesterol. Lipitor recorded worldwide revenues of $9.6 billion, or a decrease of 11%, in 2011, compared to 2010 due to:
  - the impact of loss of exclusivity in Canada in May 2010, Spain in July 2010, Brazil in August 2010, Mexico in December 2010 and the U.S. in November 2011;
  - the continuing impact of an intensely competitive lipid-lowering market with competition from generics and branded products worldwide; and
  - increased payer pressure worldwide, including the need for flexible rebate policies,

  partially offset by:

  - the favorable impact of foreign exchange, which increased revenues by $257 million, or 2%.

  Geographically,

  - in the U.S., Lipitor revenues were $5.0 billion, a decrease of 6% in 2011, compared to 2010; and
  - in our international markets, Lipitor revenues were $4.6 billion, a decrease of 15%, in 2011, compared to 2010. Foreign exchange had a favorable impact on international revenues of 5% in 2011, compared to 2010.

  See the "Our Operating Environment" section of this Financial Review for a discussion concerning losses and expected losses of exclusivity for Lipitor in various markets.

- **Lyrica**, indicated for the management of post-herpetic neuralgia, neuropathic pain associated with diabetic peripheral neuropathy, the management of fibromyalgia, and as adjunctive therapy for adult patients with partial onset seizures in the U.S., and for neuropathic pain (peripheral and central), adjunctive treatment of epilepsy and general anxiety disorder in certain countries outside the U.S., recorded an increase in worldwide revenues of 21% in 2011, compared to 2010. Lyrica had a strong operational performance in international markets in 2011, including Japan, where Lyrica was launched in 2010 as the first product approved for the peripheral neuropathic pain indication. In the U.S., revenues increased 6% in 2011, compared to 2010. Notwithstanding this increase, U.S. revenues continue to be affected by increased competition from generic versions of competitive medicines, as well as managed care pricing and formulary pressures.

- **Prevnar 13/Prevenar 13** is our 13-valent pneumococcal conjugate vaccine for the prevention of various syndromes of pneumococcal disease in infants and young children and in adults 50 years of age and older. Prevnar 13/Prevenar 13 for use in infants and young children has been launched in the U.S. for the prevention of invasive pneumococcal disease caused by the 13 serotypes in Prevnar 13 and otitis media caused by the seven serotypes in Prevnar, and in the EU and many other international markets for the prevention of invasive pneumococcal disease, otitis media and pneumococcal pneumonia caused by the vaccine serotypes. Worldwide revenues for Prevnar 13/Prevenar 13 increased 51% in 2011, compared to 2010. The launch of the Prevnar 13/Prevenar 13 pediatric indication has reduced our Prevnar/Prevenar (7-valent) revenues (see discussion below), and we expect this trend to continue. In addition, in 2011, we received approval of Prevnar 13/Prevenar 13 for use in adults 50 years of age and older in the U.S. for the prevention of pneumococcal pneumonia and invasive pneumococcal disease caused by the 13 serotypes in Prevnar 13, and in the EU for the prevention of invasive pneumococcal disease caused by the vaccine serotypes. Prevenar 13 for use in adults 50 years of age and older also has been approved in many other international markets. We expect to commence commercial launches for the adult indication in 2012.

  We currently are conducting the Community-Acquired Pneumonia Immunization Trial in Adults (CAPiTA) to fill requirements in connection with the FDA's approval of the Prevnar 13 adult indication under its accelerated approval program. CAPiTA is an efficacy trial involving subjects 65 years of age and older that is designed to evaluate whether Prevnar 13 is effective in preventing the first episode of community-acquired pneumonia caused by the serotypes contained in the vaccine. We estimate that this event-driven trial will be completed in 2013. At its regular meeting held on February 22, 2012, the U.S. Centers for Disease Control and Prevention's Advisory Committee on Immunization Practices (ACIP) indicated that it will defer voting on a recommendation for the routine use of Prevnar 13 in adults 50 years of age and older until the results of CAPiTA, as well as data on the impact of pediatric use of Prevnar 13 on the disease burden and serotype distribution among adults, are available. We expect that the rate of uptake for the use of Prevnar 13 in adults 50 years of age and older will be impacted by ACIP's decision to defer voting on a recommendation for the routine use of Prevnar 13 by that population.

- **Enbrel**, for the treatment of moderate-to-severe rheumatoid arthritis, polyarticular juvenile rheumatoid arthritis, psoriatic arthritis, plaque psoriasis and ankylosing spondylitis, a type of arthritis affecting the spine, recorded increases in worldwide revenues, excluding the U.S. and Canada, of 12% in 2011, compared to 2010, primarily due to increased penetration of Enbrel in developed Europe, developed Asia and emerging markets. Enbrel revenues from the U.S. and Canada are included in Alliance revenues.

Under our co-promotion agreement with Amgen Inc. (Amgen), we co-promote Enbrel in the U.S. and Canada and share in the profits from Enbrel sales in those countries, which we include in Alliance revenues. Our co-promotion agreement with Amgen will expire in October 2013, and, subject to the terms of the agreement, we are entitled to a royalty stream for 36 months thereafter, which we expect will be significantly less than our current share of Enbrel profits from U.S. and Canadian sales. Following the end of the royalty period, we will not be entitled to any further revenues from Enbrel sales in the U.S. and Canada. Our exclusive rights to Enbrel outside the U.S. and Canada will not be affected by the expiration of the co-promotion agreement with Amgen.

- **Celebrex**, indicated for the treatment of the signs and symptoms of osteoarthritis and rheumatoid arthritis worldwide and for the management of acute pain in adults in the U.S. and certain markets in the EU, recorded increases in worldwide revenues of 6% in 2011, compared to 2010. In the U.S., revenues have been adversely affected by increased competition from generic versions of competitive medicines and managed care formulary pressures. Celebrex is supported by continued educational and promotional efforts highlighting its efficacy and safety profile for appropriate patients.

- **Viagra** remains the leading treatment for erectile dysfunction. Viagra worldwide revenues increased 3% in 2011, compared to 2010, primarily due to the favorable impact of foreign exchange.

- **Norvasc**, for treating hypertension, lost exclusivity in the U.S. and other major markets in 2007 and in Canada in 2009. Norvasc worldwide revenues decreased 4% in 2011, compared to 2010.

- **Zyvox** is the world's best-selling agent among those used to treat serious Gram-positive pathogens, including methicillin-resistant staphylococcus-aureus. Zyvox worldwide revenues increased 9% in 2011, compared to 2010, primarily due to growth in emerging markets, as well as growth in certain other markets driven by secondary bacterial infections arising from the stronger flu season in 2011.

- **Xalabrands** consists of **Xalatan**, a prostaglandin, which is a branded agent used to reduce elevated eye pressure in patients with open-angle glaucoma or ocular hypertension, and **Xalacom,** a fixed combination prostaglandin (Xalatan) and beta blocker (timolol) available outside the U.S. Xalatan/Xalacom worldwide revenues decreased 29% in 2011, compared to 2010. Lower revenues in the U.S. were due to the loss of exclusivity in March 2011. Lower operational revenues internationally were due to the launch of generic latanoprost (generic Xalatan) in Japan in May 2010 and in Italy in July 2010. Xalatan and Xalacom lost exclusivity in 15 major European markets in January 2012.

- **Sutent** is for the treatment of advanced renal cell carcinoma, including metastatic renal cell carcinoma (mRCC) and gastrointestinal stromal tumors after disease progression on, or intolerance to, imatinib mesylate and advanced pancreatic neuroendocrine tumor. Sutent worldwide revenues increased 11% in 2011, compared to 2010, due to strong operational performance and the favorable impact of foreign exchange. We continue to drive total revenue and prescription growth, supported by cost-effectiveness data and efficacy data in first-line mRCC—including two-year survival data, which represent the first time that overall survival of two years has been seen in the treatment of advanced kidney cancer, as well as through increasing access and healthcare coverage. As of December 31, 2011, Sutent was the most prescribed oral mRCC therapy in the U.S.

- **Geodon/Zeldox**, an atypical antipsychotic, is indicated for the treatment of schizophrenia, as monotherapy for the acute treatment of bipolar manic or mixed episodes, and as an adjunct to lithium or valproate for the maintenance treatment of bipolar disorder. Geodon worldwide revenues were relatively flat in 2011, compared to 2010, which reflects higher rebates in 2011 due to the impact of the U.S. Healthcare Legislation and moderate growth in the U.S. antipsychotic market. Geodon will lose exclusivity in the U.S. in March 2012.

- Our **Premarin** family of products remains the leading therapy to help women address moderate-to-severe menopausal symptoms. It recorded a decrease in worldwide revenues of 3% in 2011, compared to 2010.

- **Genotropin**, one of the world's leading human growth hormones, is used in children for the treatment of short stature with growth hormone deficiency, Prader-Willi Syndrome, Turner Syndrome, Small for Gestational Age Syndrome, Idiopathic Short Stature (in the U.S. only) and Chronic Renal Insufficiency (outside the U.S. only), as well as in adults with growth hormone deficiency. Genotropin is supported by a broad platform of innovative injection-delivery devices and patient-support programs. Genotropin worldwide revenues were relatively flat in 2011, compared to 2010.

- **Detrol/Detrol LA,** a muscarinic receptor antagonist, is one of the most prescribed branded medicines worldwide for overactive bladder. Detrol LA is an extended-release formulation taken once a day. Detrol/Detrol LA worldwide revenues declined 13% in 2011, compared to 2010, primarily due to increased competition from other branded medicines and a shift in promotional focus to our Toviaz product in most major markets. Detrol immediate release (Detrol IR) will lose exclusivity in the U.S. in September 2012.

- **Vfend** is a broad-spectrum agent for treating yeast and molds. Vfend worldwide revenues decreased 9% in 2011, compared to 2010. While international revenues of Vfend continued to be driven in 2011 by its acceptance as an excellent broad-spectrum agent for treating serious yeast and molds, revenues in the U.S. declined primarily due to a loss of exclusivity of Vfend tablets and the launch of generic voriconazole (generic Vfend) in February 2011.

- **Chantix/Champix** is an aid to smoking-cessation treatment in adults 18 years of age and older. Chantix/Champix worldwide revenues decreased 5% in 2011, compared to 2010. Revenues in 2011 were favorably impacted by foreign exchange, which was more than offset by the impact of changes to the product's label and other factors. We are continuing our educational and promotional efforts, which are focused on addressing the significant health consequences of smoking highlighting the Chantix benefit-risk proposition and emphasizing the importance of the physician-patient dialogue in helping patients quit smoking.

  In July 2011, the U.S. prescribing information was revised to include clinical data showing that Chantix is an effective aid to smoking-cessation treatment for smokers with stable cardiovascular disease (CVD) and mild-to-moderate chronic obstructive pulmonary disease (COPD). The revised label also includes a warning/precaution advising smokers with CVD to inform their physician of any new or worsening symptoms of cardiovascular disease, and to seek emergency medical help if they experience any symptoms of a heart attack.

This safety information was added at the FDA's request following an observation of a small numeric increase in certain cardiovascular events in patients treated with Chantix versus those taking a placebo in a study of 700 smokers with stable cardiovascular disease. Approval of the EU labeling, revised at the European Medicine's Agency's (EMA's) request to include a similar cardiovascular-related warning/precaution, was received in late December 2011, with regulators reaffirming the positive benefit/risk profile of the medication. Approval of the Japan labeling, which includes a similar precaution, occurred in late October 2011. In December 2011, Pfizer received a positive opinion from the EMA's Committee for Medical Products for Human Use for changes to the EU label regarding schizophrenia data.

- **BeneFIX and ReFacto AF/Xyntha** are hemophilia products using state-of-the-art manufacturing that assist patients with a lifelong bleeding disorder. BeneFIX is the only available recombinant factor IX product for the treatment of hemophilia B, while ReFacto AF/ Xyntha are recombinant factor VIII products for the treatment of hemophilia A. Both products are indicated for the control and prevention of bleeding in patients with these disorders and in some countries also are indicated for prophylaxis in certain situations, such as surgery. BeneFIX recorded an increase in worldwide revenues of 8% in 2011, compared to 2010. ReFacto AF/Xyntha recorded an increase in worldwide revenues of 25% in 2011, compared to 2010. The increases for all of these products were due to strong operational performance and the favorable impact of foreign exchange.

- **Effexor**, an antidepressant for treating adult patients with major depressive disorder, generalized anxiety disorder, social anxiety disorder and panic disorder, recorded a decrease in worldwide revenues of 61% in 2011, compared to 2010. Effexor and Effexor XR, an extended-release formulation, face generic competition in most markets, including in the U.S., where Effexor XR lost exclusivity on July 1, 2010. This generic competition had a negative impact in 2011, and will continue to have a significant adverse impact on our revenues for Effexor and Effexor XR.

- **Zosyn/Tazocin**, our broad-spectrum intravenous antibiotic, faces generic global competition. U.S. exclusivity was lost in September 2009. Zosyn/Tazocin recorded a decrease in worldwide revenues of 33% in 2011, compared to 2010.

- **Pristiq** is approved for the treatment of major depressive disorder in the U.S. and in various other countries. Pristiq has also been approved for treatment of moderate-to-severe vasomotor symptoms (VMS) associated with menopause in Thailand, Mexico, the Philippines and Ecuador. Pristiq recorded an increase in worldwide revenues of 24% in 2011, compared to 2010, primarily driven by promotional activities in the U.S., and targeted international markets where Pristiq was recently launched. The activities are designed to educate physicians and pharmacists about the benefit-risk profile of Pristiq.

- **Caduet** is a single-pill therapy combining Lipitor and Norvasc for the prevention of cardiovascular events. Caduet worldwide revenues increased 2% in 2011, compared to 2010, due to strong operational performance in international markets and the favorable impact of foreign exchange, partially offset by the impact of increased generic competition, as well as an overall decline in U.S. hypertension market volume. Caduet lost U.S. exclusivity in November 2011.

- **Revatio**, for the treatment of pulmonary arterial hypertension (PAH), had an increase in worldwide revenues of 11% in 2011, compared to 2010, due in part to increased PAH awareness driving earlier diagnosis in the U.S. and EU and the favorable impact of foreign exchange. In the U.S., Revatio tablet will lose exclusivity in September 2012, and Revatio IV injection will lose exclusivity in May 2013.

- **Prevnar/Prevenar (7-valent),** our 7-valent pneumococcal conjugate vaccine for preventing invasive, and, in certain international markets, non-invasive pneumococcal disease in infants and young children, recorded a decrease in worldwide revenues of 61% in 2011, compared to 2010. Many markets have transitioned from the use of Prevnar/Prevenar (7-valent) to Prevnar 13/Prevenar 13 (see discussion above), resulting in lower revenues for Prevnar/Prevenar (7-valent). We expect this trend to continue.

- **Xalkori,** the first-ever therapy targeting anaplastic lymphoma kinase (ALK), for the treatment of patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) that is ALK-positive as detected by an FDA-approved test, was approved by the FDA in August 2011. In December 2011, Xalkori was approved in Korea for the treatment of ALK-positive locally advanced or metastatic NSCLC.

- **Inlyta** was approved by the FDA in January 2012 for the treatment of patients with advance renal cell carcinoma after failure of one prior systemic therapy.

- **Alliance revenues** worldwide decreased 11% in 2011, compared to 2010, mainly due to the loss of exclusivity for Aricept 5mg and 10mg tablets in the U.S. in November 2010, partially offset by the strong performance of Spiriva and Enbrel in the U.S. and Canada. We expect that the Aricept 23mg tablet will have exclusivity in the U.S. until July 2013. See the "The Loss or Expiration of Intellectual Property Rights" section of this Financial Review for a discussion regarding the expiration of various contract rights relating to Aricept, Spiriva, Enbrel and Rebif. ELIQUIS (apixaban) is being jointly developed and commercialized by Pfizer and Bristol-Myers Squibb (BMS). The two companies share with respect to the approved indication in the EU and, if and when indications for ELIQUIS are approved in various markets, will share on a global basis commercialization expenses and profit/losses equally.

See Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies* for a discussion of recent developments concerning patent and product litigation relating to certain of the products discussed above.

Embeda—On February 23, 2011, we stopped distribution of our Embeda product due to failed specification tolerance related to naltrexone degradation identified in post-manufacturing testing. On March 10, 2011, we initiated a voluntary recall to wholesale and retail customers of all Embeda products. We are committed to returning this important product to the market as quickly as possible, once the stability issue is resolved.

Research and Development

Research and Development Operations

Innovation is critical to the success of our company and drug discovery and development is time-consuming, expensive and unpredictable, particularly for human health products. As a result, and also because we are predominately a human health company, the vast majority of our R&D spending is associated with human health products, compounds and activities.

We incurred the following expenses in connection with our Research and Development (R&D) operations (see also Notes to Consolidated Financial Statements—*Note 18. Segment, Geographic and Revenue Information*):

	RESEARCH AND DEVELOPMENT EXPENSES				
	YEAR ENDED DECEMBER 31,			% INCR./(DECR.)	
(MILLIONS OF DOLLARS)	**2011**	2010	2009	**11/10**	10/09
Primary Care Operating Segment[a]	**$1,307**	$1,473	$1,407	**(11)**	5
Specialty Care and Oncology Operating Segment[a]	**1,561**	1,624	1,060	**(4)**	53
Established Products and Emerging Markets Operating Segment[a]	**441**	452	392	**(2)**	15
Animal Health and Consumer Healthcare Operating Segment[a]	**425**	428	297	**(1)**	44
Nutrition and Pfizer CentreSource[a]	**41**	34	8	**17**	*
Worldwide Research and Development/Pfizer Medical[b]	**3,337**	3,709	2,698	**(10)**	37
Corporate and other[c]	**2,000**	1,672	1,962	**20**	(15)
	$9,112	$9,392	$7,824	**(3)**	20

[a] Our operating segments, in addition to their sales and marketing responsibilities, are responsible for certain development activities. Generally, these responsibilities relate to additional indications for in-line products and IPR&D projects that have achieved proof-of-concept. R&D spending may include upfront and milestone payments for intellectual property rights.

[b] Worldwide Research and Development is generally responsible for human health research projects until proof-of-concept is achieved, and then for transitioning those projects to the appropriate business unit for possible clinical and commercial development. R&D spending may include upfront and milestone payments for intellectual property rights. This organization also has responsibility for certain science-based and other platform-services organizations, which provide technical expertise and other services to the various R&D projects. Pfizer Medical is responsible for all human-health-related regulatory submissions and interactions with regulatory agencies, including all safety event activities, for conducting clinical trial audits and readiness reviews and for providing Pfizer-related medical information to healthcare providers.

[c] Corporate and other includes unallocated costs, primarily facility costs, information technology, share-based compensation, and restructuring related costs.

Our human health R&D spending is conducted through a number of matrix organizations—Research Units, within our Worldwide Research and Development organization, that are generally responsible for research assets (assets that have not yet achieved proof-of-concept); Business Units that are generally responsible for development assets (assets that have achieved proof-of-concept); and science-based and other platform-services organizations.

We take a holistic approach to our human health R&D operations and manage the operations on a total-company basis through our matrix organizations described above. Specifically, a single committee, co-chaired by members of our R&D and commercial organizations, is accountable for aligning resources among all of our human health R&D projects and for ensuring that our company is focusing its R&D resources in the areas where we believe that we can be most successful and maximize our return on investment. We believe that this approach also serves to maximize accountability and flexibility.

Our Research Units are organized in a variety of ways (by therapeutic area or combinations of therapeutic areas, by discipline, by location, etc.) to enhance flexibility, cohesiveness and focus. Because of our structure, we can rapidly redeploy resources, within a Research Unit, between various projects as necessary because the workforce shares similar skills, expertise and/or focus.

Our platform-services organizations, where a significant portion of our R&D spending occurs, provide technical expertise and other services to the various R&D projects, and are organized into science-based functions such as Pharmaceutical Sciences, Chemistry, Drug Safety, and Development Operations, and non-science-based functions, such as Facilities, Business Technology and Finance. As a result, within each of these functions, we are able to migrate resources among projects, candidates and/or targets in any therapeutic area and in most phases of development, allowing us to react quickly in response to evolving needs.

Generally, we do not disaggregate total R&D expense by development phase or by therapeutic area since, as described above, we do not manage a significant portion of our R&D operations by development phase or by therapeutic area. Further, as we are able to adjust a significant portion of our spending quickly, as conditions change, also as described above, we believe that any prior-period information about R&D expense by development phase or by therapeutic area would not necessarily be representative of future spending.

Product Developments—Biopharmaceutical

We continue to invest in R&D to provide potential future sources of revenues through the development of new products, as well as through additional uses for in-line and alliance products. We have achieved our previously announced goal of 15 to 20 regulatory submissions in the 2010-to-2012 period. Notwithstanding our efforts, there are no assurances as to when, or if, we will receive regulatory approval for additional indications for existing products or any of our other products in development.

We continue to closely evaluate our global research and development function and to pursue strategies to improve innovation and overall productivity by prioritizing areas with the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas with the highest potential to deliver value in the near term and over time. To that end, our research primarily focuses on five high-priority areas that have a mix of small and large molecules — immunology and inflammation; oncology; cardiovascular, metabolic and endocrine diseases; neuroscience and pain; and vaccines.

Our development pipeline, which is updated quarterly, can be found at www.pfizer.com/pipeline. It includes an overview of our research and a list of compounds in development with targeted indication, phase of development and, for late-stage programs, mechanism of action. The information currently in our development pipeline is accurate as of February 28, 2012.

Below are significant regulatory actions by, and filings pending with, the FDA and regulatory authorities in the EU and Japan, as well as new drug candidates and additional indications in late-stage development:

Recent FDA approvals:

PRODUCT	INDICATION	DATE APPROVED
INLYTA (Axitinib)	Treatment of advanced renal cell carcinoma after failure of one prior systemic therapy	January 2012
Prevnar 13 Adult	Prevention of pneumococcal pneumonia and invasive disease in adults 50 years of age and older	December 2011
Xalkori (Crizotinib)	Treatment of ALK-positive advanced non-small cell lung cancer	August 2011
Oxecta—Immediate release oxycodone with Aversion technology (formerly Acurox) (without niacin)[(a)]	Management of moderate-to-severe pain where the use of an opioid analgesic is appropriate	June 2011
Sutent	Treatment of unresectable pancreatic neuroendocrine tumor	May 2011

[(a)] In early 2011, we acquired King, which has an exclusive license from Acura Pharmaceuticals, Inc. (Acura) to sell Oxecta in the U.S., Canada and Mexico.

Pending U.S. new drug applications (NDA) and supplemental filings:

PRODUCT	INDICATION	DATE FILED*
Tafamidis meglumine	Treatment of transthyretin familial amyloid polyneuropathy (TTR-FAP)	February 2012
Lyrica	Treatment of central neuropathic pain due to spinal cord injury	February 2012
Revatio	Pediatric PAH	January 2012
Bosutinib	Treatment of previously treated chronic myelogenous leukemia	January 2012
Tofacitinib	Treatment of moderate-to-severe active rheumatoid arthritis	December 2011
Apixaban[(a)]	Prevention of stroke and systemic embolism in patients with atrial fibrillation	November 2011
Taliglucerase alfa[(b)]	Treatment of Gaucher disease	April 2010
Genotropin[(c)]	Replacement of human growth hormone deficiency (Mark VII multidose disposable device)	December 2009
Celebrex[(d)]	Chronic pain	October 2009
Geodon[(e)]	Treatment of bipolar disorder—pediatric filing	December 2008
Remoxy[(f)]	Management of moderate-to-severe pain when a continuous, around-the-clock opioid analgesic is needed for an extended period of time	August 2008
Spiriva[(g)]	Respimat device for chronic obstructive pulmonary disease	January 2008
Zmax[(h)]	Treatment of bacterial infections—sustained release—acute otitis media (AOM) and sinusitis—pediatric filing	January 2007
Viviant[(i)]	Osteoporosis treatment and prevention	August 2006
Vfend[(j)]	Treatment of fungal infections—pediatric filing	August 2005

* The dates set forth in this column are the dates on which the FDA accepted our submissions.

[(a)] This indication for apixaban is being developed in collaboration with our alliance partner, BMS.

[(b)] In November 2009, we entered into a license and supply agreement with Protalix BioTherapeutics (Protalix), which provides us exclusive worldwide rights, except in Israel, to develop and commercialize taliglucerase alfa for the treatment of Gaucher disease. In April 2010, Protalix completed a rolling NDA with the FDA for taliglucerase alfa. Taliglucerase alfa was granted orphan drug designation in the U.S. in September 2009. In February 2011, Protalix received a "complete response" letter from the FDA for the taliglucerase alfa NDA that set forth additional requirements for approval. On August 1, 2011, Protalix announced that it had submitted its response to the FDA letter.

(c) In April 2010, we received a "complete response" letter from the FDA for the Genotropin Mark VII multidose disposable device submission. In August 2010, we submitted our response to address the requests and recommendations included in the FDA letter. In April 2011, we received a second "complete response" letter from the FDA, requesting additional information. We are assessing the requests and recommendations included in the FDA's letter.

(d) In June 2010, we received a "complete response" letter from the FDA for the Celebrex chronic pain supplemental NDA. The supplemental NDA remains pending while we await the completion of ongoing studies to determine next steps.

(e) In October 2009, we received a "complete response" letter from the FDA with respect to the supplemental NDA for Geodon for the treatment of acute bipolar mania in children and adolescents aged 10 to 17 years. In October 2010, we submitted our response. In April 2010, we received a "warning letter" from the FDA with respect to the clinical trial in support of this supplemental NDA. We are working to address the issues raised in the letter. In April 2011, we received a second "complete response" letter from the FDA in which the FDA indicated that, in its view, the reliability of the data supporting the filing had not yet been demonstrated. We are working to better understand the issues raised in the letter.

(f) In 2005, King entered into an agreement with Pain Therapeutics, Inc. (PT) to develop and commercialize Remoxy. In August 2008, the FDA accepted the NDA for Remoxy that had been submitted by King and PT. In December 2008, the FDA issued a "complete response" letter. In March 2009, King exercised its right under the agreement with PT to assume sole control and responsibility for the development of Remoxy. In December 2010, King resubmitted the NDA for Remoxy with the FDA. In June 2011, we and PT announced that a "complete response" letter was received from the FDA with regard to the resubmission of the NDA. We are working to address the issues raised in the letter, which primarily relate to manufacturing. There are several key decision points over the next several months that will determine the timing and the nature of our response to the FDA's "complete response" letter.

(g) Boehringer Ingelheim (BI), our alliance partner, holds the NDAs for Spiriva Handihaler and Spiriva Respimat. In September 2008, BI received a "complete response" letter from the FDA for the Spiriva Respimat submission. The FDA is seeking additional data, and we are coordinating with BI, which is working with the FDA to provide the additional information. A full response will be submitted to the FDA upon the completion of planned and ongoing studies.

(h) In September 2007, we received an "approvable" letter from the FDA for Zmax that set forth requirements to obtain approval for the pediatric acute otitis media (AOM) indication based on pharmacokinetic data. In January 2010, we filed a supplemental NDA, which proposed the inclusion of the new indications for AOM and acute bacterial sinusitis in pediatric patients. In May 2011, we received a "complete response" letter from the FDA with respect to the supplemental NDA. We are working to determine the next steps.

(i) Two "approvable" letters were received by Wyeth in April and December 2007 from the FDA for Viviant (bazedoxifene), for the prevention of post-menopausal osteoporosis, that set forth the additional requirements for approval. In May 2008, Wyeth received an "approvable" letter from the FDA for the treatment of post-menopausal osteoporosis. The FDA is seeking additional data, and we have been systematically working through these requirements and seeking to address the FDA's concerns. A full response will be provided to the FDA. In February 2008, the FDA advised Wyeth that it expects to convene an advisory committee to review the pending NDAs for both the treatment and prevention indications after we submit our response to the "approvable" letters. In April 2009, Wyeth received approval in the EU for CONBRIZA (the EU trade name for Viviant) for the treatment of post-menopausal osteoporosis in women at increased risk of fracture. Viviant was also approved in Japan in July 2010 for the treatment of post-menopausal osteoporosis and in Korea in November 2011 for the treatment and prevention of post-menopausal osteoporosis.

(j) In December 2005, we received an "approvable" letter from the FDA for our Vfend pediatric filing that set forth the additional requirements for approval to extend Vfend exclusivity in the U.S. for an additional six months. In April 2010, based on data from a new pharmacokinetics study, we and the FDA agreed on a pediatric dosing regimen, which was subsequently incorporated into the three ongoing pediatric trials. Depending on the results of those trials, we may pursue a pediatric indication for Vfend; however, this would not extend Vfend exclusivity for an additional six months because we lost exclusivity for Vfend tablets in the U.S. in February 2011.

In July 2007, Wyeth received an "approvable" letter from the FDA with respect to its supplemental NDA for the use of Pristiq in the treatment of moderate-to-severe vasomotor symptoms (VMS) associated with menopause. The FDA requested an additional one-year study of the safety of Pristiq for this indication. This study was completed, and the results were provided to the FDA in December 2010. In September 2011, we received a "complete response" letter from the FDA regarding our supplemental NDA. In February 2012, we decided to withdraw our supplemental NDA for Pristiq for the treatment of moderate-to-severe VMS associated with menopause. Pristiq continues to be available in the U.S. for the treatment of major depressive disorder (MDD) in appropriate adult patients, and around the world, for the respective indications approved in each market.

Regulatory approvals and filings in the EU and Japan:

PRODUCT	DESCRIPTION OF EVENT	DATE APPROVED	DATE FILED*
Tofacitinib	Application filed in Japan for treatment of moderate-to-severe active rheumatoid arthritis	—	December 2011
Celebrex	Approval in Japan for treatment of acute pain	December 2011	—
Apixaban[(a)]	Application filed in Japan for prevention of stroke and systemic embolism in patients with non-valvular atrial fibrillation	—	December 2011
Vyndaqel (Tafamidis meglumine)	Approval in the EU for treatment of TTR-FAP in adult patients with stage 1 symptomatic polyneuropathy	November 2011	—
Tofacitinib	Application filed in the EU for treatment of moderate-to-severe active rheumatoid arthritis	—	November 2011
Prevenar 13 Adult	Approval in the EU for prevention of invasive pneumococcal disease in adults 50 years of age and older	October 2011	—
Sutent	Application filed in Japan for treatment of pancreatic neuroendocrine tumor	—	October 2011
Lyrica	Application filed in Japan for treatment of fibromyalgia	—	October 2011
ELIQUIS (Apixaban)[(a)]	Application filed in the EU for prevention of stroke in patients with atrial fibrillation	—	October 2011
Bosutinib	Application filed in the EU for treatment of newly diagnosed chronic myelogenous leukemia	—	August 2011
Crizotinib	Application filed in the EU for treatment of previously treated ALK-positive advanced non-small cell lung cancer	—	August 2011
Axitinib	Application filed in Japan for treatment of advanced renal cell carcinoma after failure of prior systemic treatment	—	July 2011
ELIQUIS (Apixaban)[(b)]	Approval in the EU for prevention of venous thromboembolism following elective hip or knee-replacement surgery	May 2011	—
Axitinib	Application filed in the EU for treatment of advanced renal cell carcinoma after failure of prior systemic treatment	—	May 2011
Revatio	Approval in the EU for pediatric PAH	May 2011	—
Crizotinib	Application filed in Japan for treatment of ALK-positive advanced non-small cell lung cancer	—	March 2011
Xiapex	Approval in the EU for treatment of Dupuytren's contracture	February 2011	—
Sutent	Approval in the EU for treatment of unresectable pancreatic neuroendocrine tumor	December 2010	—
Taliglucerase alfa	Application filed in the EU for treatment of Gaucher disease	—	November 2010

* For applications in the EU, the dates set forth in this column are the dates on which the European Medicines Agency (EMA) validated our submissions.

(a) This indication for ELIQUIS (apixaban) is being developed in collaboration with BMS.

(b) This indication for ELIQUIS (apixaban) was developed and is being commercialized in collaboration with BMS.

In March 2011, we decided to withdraw our application in Japan for Toviaz for the treatment of overactive bladder due to required stability testing. We intend to resubmit the application in the first half of 2012.

In March 2010, we withdrew our application in Japan for Prevenar 13 for the prevention of invasive pneumococcal disease in infants and young children due to a request by the Pharmaceutical and Medical Devices Agency (PMDA) for an additional study of this indication in Japanese subjects. We are conducting the requested additional study and, if the results are positive, we plan to resubmit the application.

Late-stage clinical trials for additional uses and dosage forms for in-line and in-registration products:	
PRODUCT	INDICATION
ELIQUIS (Apixaban)	For the prevention and treatment of venous thromboembolism, which is being developed in collaboration with BMS
Eraxis/Vfend Combination	Aspergillosis fungal infections
INLYTA (Axitinib)	Oral and selective inhibitor of vascular endothelial growth factor (VEGF) receptor 1, 2 & 3 for the treatment of renal cell carcinoma in treatment-naïve patients
Lyrica	Peripheral neuropathic pain; CR (once-a-day) dosing
Sutent	Adjuvant renal cell carcinoma
Tofacitinib	A JAK kinase inhibitor for the treatment of psoriasis
Torisel	Renal cell carcinoma 2nd line
Xalkori (Crizotinib)	An oral ALK and c-Met inhibitor for the treatment of ALK-positive 1st and 2nd line non-small cell lung cancer
Xiapex	Peyronie's disease
Zithromax/chloroquine	Malaria

In October 2011, an independent Data Monitoring Committee (DMC) for a Phase 3 efficacy and safety study of Lyrica as monotherapy for epilepsy patients with partial onset seizures recommended that the study be stopped based on positive findings for the primary efficacy endpoint. We have accepted the DMC's recommendation and stopped the study. We intend to submit the results of the study for publication in a medical journal. We do not intend to seek an indication for Lyrica as monotherapy for epilepsy patients with partial onset seizures.

New drug candidates in late-stage development:	
CANDIDATE	INDICATION
ALO-02	A Mu-type opioid receptor agonist for the management of moderate-to-severe pain when a continuous, around-the-clock opioid analgesic is needed for an extended period of time
Bapineuzumab[(a)]	A beta amyloid inhibitor for the treatment of mild-to-moderate Alzheimer's disease being developed in collaboration with Janssen Alzheimer Immunotherapy Research & Development, LLC (Janssen AI), a subsidiary of Johnson & Johnson
Bazedoxifene-conjugated estrogens	A tissue-selective estrogen complex for the treatment of menopausal vasomotor symptoms
Dacomitinib	A pan-HER tyrosine kinase inhibitor for the treatment of advanced non-small cell lung cancer
Inotuzumab ozogamicin	An antibody drug conjugate, consisting of an anti-CD22 monotherapy antibody linked to a cytotoxic agent, calicheamycin, for the treatment of aggressive Non-Hodgkin's Lymphoma
Tanezumab[(b)]	An anti-nerve growth factor monoclonal antibody for the treatment of pain (on clinical hold)

(a) Our collaboration with Janssen AI on bapineuzumab, a potential treatment for mild-to-moderate Alzheimer's disease, continues with four Phase 3 studies. In December 2010, Janssen AI confirmed that enrollment was complete for its two Phase 3 primarily North American studies (301 and 302), including the biomarker sub-studies. The other two Phase 3 primarily international studies (3000 and 3001) continue to enroll. Johnson & Johnson expects that the two Janssen AI primarily North American studies will be completed (last patient out) in mid-2012. We expect that the last patient will have completed our two primarily international 18-month trials, including associated biomarker studies, in 2014.

(b) Following requests by the FDA in 2010, we suspended and subsequently terminated worldwide the osteoarthritis, chronic low back pain and painful diabetic peripheral neuropathy studies of tanezumab. The FDA's requests followed a small number of reports of osteoarthritis patients treated with tanezumab who experienced the worsening of osteoarthritis leading to joint replacement and also reflected the FDA's concerns regarding the potential for such events in other patient populations. In December 2010, the FDA placed a clinical hold on all other anti-nerve growth factor therapies under clinical investigation in the U.S. Studies of tanezumab in cancer pain were allowed to continue. We continue to work with the FDA to reach an understanding about the appropriate scope of continued clinical investigation of tanezumab. In July 2011, we submitted our response to the "clinical hold" letter from the FDA, and we anticipate that an FDA Arthritis Advisory Committee meeting will be held to discuss the anti-nerve growth factor class of investigational drugs.

In March 2010, we and Medivation, Inc. announced that a Phase 3 trial of dimebon (latrepiridine) did not meet its co-primary or secondary endpoints. Subsequently, we and Medivation, Inc. agreed to discontinue the CONSTELLATION and CONTACT Phase 3 trials in patients with moderate-to-severe Alzheimer's disease. In April 2011, we and Medivation, Inc. announced that the Phase 3 HORIZON trial in patients with Huntington's disease did not meet its co-primary endpoints and that, as a result, development of dimebon in Huntington's disease has been discontinued. In January 2012, we and Medivation, Inc. announced that the CONCERT trial in patients with mild-to-moderate Alzheimer's disease did not meet the primary efficacy endpoints and that the two companies will discontinue development of dimebon for all indications, terminate the ongoing open label extension study in Alzheimer's disease and terminate their collaboration to co-develop and market dimebon.

Additional product-related programs are in various stages of discovery and development. Also, see the discussion in the "Our Business Development Initiatives" section of this Financial Review.

COSTS AND EXPENSES

Cost of Sales

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2011	2010	2009	INCR./(DECR.) 11/10	10/09
Cost of sales	**$15,085**	$15,838	$8,459	**(5)%**	87%

2011 vs. 2010

Cost of sales decreased 5% in 2011, compared to 2010, primarily as a result of:

- lower purchase accounting charges of $1.7 billion, primarily reflecting the fair value adjustments to acquired inventory from Wyeth that was subsequently sold; and
- savings associated with our cost-reduction and productivity initiatives,

partially offset by:

- the addition of costs from legacy King's operations;
- the Puerto Rico excise tax (for additional information, see the "Provision for Taxes on Income" section of this Financial Review);
- a shift in geographic and business mix; and
- the unfavorable impact of foreign exchange of 2% in 2011

2010 vs. 2009

Cost of sales increased 87% in 2010, compared to 2009, primarily as a result of:

- purchase accounting charges of approximately $2.9 billion in 2010, compared to approximately $970 million in 2009, primarily reflecting the fair value adjustments to inventory acquired from Wyeth that was subsequently sold;
- a write-off of inventory of $212 million (which includes a purchase accounting fair value adjustment of $104 million), primarily related to biopharmaceutical inventory acquired from Wyeth that became unusable after the acquisition date;
- the inclusion of Wyeth's manufacturing operations for a full year in 2010, compared to part of the year in 2009; and
- the change in the mix of products and businesses as a result of the Wyeth acquisition,

partially offset by:

- lower costs as a result of our cost-reduction and productivity initiatives.

Foreign exchange had a minimal impact on cost of sales during 2010.

Selling, Informational and Administrative (SI&A) Expenses

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2011	2010	2009	INCR./(DECR.) 11/10	10/09
Selling, informational and administrative expenses	**$19,468**	$19,480	$14,752	**—**	32%

2011 vs. 2010

SI&A expenses were largely unchanged in 2011, compared to 2010, primarily as a result of:

- the fee provided for under the U.S. Healthcare Legislation beginning in 2011;
- the addition of legacy King operating costs; and
- the unfavorable impact of foreign exchange of 2%,

offset by:

- savings associated with our cost-reduction and productivity initiatives.

2010 vs. 2009

SI&A expenses increased 32% in 2010, compared to 2009, primarily as a result of:

- the inclusion of Wyeth operating costs for a full year in 2010, compared to part of the year in 2009; and
- the unfavorable impact of foreign exchange of $236 million.

Research and Development (R&D) Expenses

	YEAR ENDED DECEMBER 31,			INCR./(DECR.)	
(MILLIONS OF DOLLARS)	**2011**	2010	2009	**11/10**	10/09
Research and development expenses	**$9,112**	$9,392	$7,824	**(3)%**	20%

2011 vs. 2010

R&D expenses decreased 3% in 2011, compared to 2010, primarily as a result of:

- savings associated with our cost-reduction and productivity initiatives,

partially offset by:

- higher charges related to implementing our cost-reduction and productivity initiatives;
- the addition of legacy King expenses; and
- the unfavorable impact of foreign exchange of 1%.

2010 vs. 2009

R&D expenses increased 20% in 2010, compared to 2009, primarily as a result of:

- the inclusion of Wyeth operating costs for a full year in 2010, compared to part of the year in 2009; and
- continued investment in the late-stage development portfolio.

Foreign exchange had a minimal impact on R&D expenses during 2010.

R&D expenses also include payments for intellectual property rights of $306 million in 2011, $393 million in 2010 and $489 million in 2009 (for further discussion, see the "Our Business Development Initiatives" section of this Financial Review).

Acquisition-Related In-Process Research and Development Charges

In 2010 and 2009, we resolved certain contingencies and met certain milestones associated with the CovX acquisition and recorded $125 million in 2010 and $68 million in 2009 of *Acquisition-related in-process research and development charges.* As of December 31, 2011, we have no unresolved contingencies that could result in charges to *Acquisition-related in-process research and development charges.*

Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives

	YEAR ENDED DECEMBER 31,			INCR./(DECR.)	
(MILLIONS OF DOLLARS)	**2011**	2010	2009	**11/10**	10/09
Cost-reduction/productivity initiatives and acquisition activity expenses	**$4,520**	$3,989	$4,821	**13%**	(17)%

We incur significant costs in connection with acquiring businesses and restructuring and integrating acquired businesses and in connection with our global cost-reduction and productivity initiatives. For example:

- for our cost-reduction and productivity initiatives, we typically incur costs and charges associated with site closings and other facility rationalization actions, workforce reductions and the expansion of shared services, including the development of global systems; and
- for our acquisition activity, we typically incur costs that can include transaction costs, integration costs (such as expenditures for consulting and the integration of systems and processes) and restructuring charges, related to employees, assets and activities that will not continue in the combined company.

All of our businesses and functions can be impacted by these actions, including sales and marketing, manufacturing and research and development, as well as functions such as information technology, shared services and corporate operations.

Since the acquisition of Wyeth, our cost-reduction initiatives announced on January 26, 2009, but not completed as of December 31, 2009, were incorporated into a comprehensive plan to integrate Wyeth's operations, acquired on October 15, 2009, to generate cost savings and to capture synergies across the combined company. And, on February 1, 2011, we announced a new research and productivity initiative to accelerate our strategies to improve innovation and overall productivity in R&D by prioritizing areas with the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas with the highest potential to deliver value in the near term and over time.

Cost-Reduction Goals

With respect to the January 26, 2009 announcements, and our acquisition of Wyeth on October 15, 2009, in the aggregate, we set a goal to generate cost reductions, net of investments in the business, of approximately $4 billion to $5 billion, by the end of 2012, at 2008 average foreign exchange rates, in comparison with the 2008 pro forma combined adjusted total costs of the legacy Pfizer and legacy Wyeth operations. (For an understanding of adjusted total costs, see the "Adjusted Income" section of this Financial Review.) We achieved this goal by the end of 2011, a year earlier than expected.

With respect to the new R&D productivity initiative announced on February 1, 2011, we set a goal to achieve significant reductions in our annual research and development expenses by the end of 2012. Adjusted R&D expenses were $8.4 billion in 2011, and we expect adjusted R&D expenses to be approximately $6.5 billion to $7.0 billion in 2012. (For an understanding of adjusted research and development expenses, see the "Adjusted Income" section of this Financial Review.) We are on track to meet this 2012 goal.

In addition to these major initiatives, we continuously monitor our organizations for cost reduction and/or productivity opportunities.

Expected Total Costs

We have incurred and will continue to incur costs in connection with these announced actions. We estimate that the total costs of both of the aforementioned initiatives could range up to $16.4 billion through 2012, of which we have incurred approximately $12.7 billion in cost-reduction and acquisition-related costs (excluding transaction costs) through December 31, 2011.

Key Activities

The targeted cost reductions have been and are being achieved through the following actions:

- The closing of duplicative facilities and other site rationalization actions Company-wide, including research and development facilities, manufacturing plants, sales offices and other corporate facilities. Among the more significant actions are the following:
  - Manufacturing: After the acquisition of Wyeth, our operational manufacturing sites totaled 81 and in mid-2010, we announced our plant network strategy for our Global Supply division, excluding Capsugel. Excluding the 14 plants acquired as part of our acquisition activity in 2011, as of December 31, 2011, we operated plants in 74 locations around the world that manufacture products for our businesses. Locations with major manufacturing facilities include Belgium, China, Germany, Ireland, Italy, Japan, Philippines, Puerto Rico, Singapore and the United States. Our Global Supply division's plant network strategy has targeted the exiting of ten additional sites over the next several years.
  - Research and Development: After the acquisition of Wyeth, we operated in 20 R&D sites and announced that we would close a number of sites. We have completed a number of site closures. In addition, in 2011, we closed our Sandwich, U.K. research and development facility, except for a small presence, and rationalized several other sites to reduce and optimize the overall R&D footprint. We disposed of our toxicology site in Catania, Italy; exited our R&D sites in Aberdeen and Gosport, U.K.; and disposed of a vacant site in St. Louis, MO. We are presently marketing for sale, lease or sale/lease-back, either a portion of or all of certain of our R&D campuses. Locations with R&D operations are in the U.S., Europe, Canada and China, with five major research sites in addition to a number of specialized units. We also re-prioritized our commitments to disease areas and have reduced efforts in areas where we do not currently have or expect to have a competitive advantage.
- Workforce reductions across all areas of our business and other organizational changes. We identified areas for a reduction in workforce across all of our businesses. After the closing of the Wyeth acquisition, the combined workforce was approximately 120,700. As of December 31, 2011, the workforce totaled approximately 103,700, a decrease of 17,000, primarily in the U.S. field force, manufacturing, R&D and corporate operations. We have exceeded our original target for reducing the combined Pfizer/Wyeth workforce.
- The increased use of shared services.
- Procurement savings.

Details of Actual Costs Incurred

The components of costs incurred in connection with our acquisitions and our cost-reduction/productivity initiatives follow:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Transaction costs[a]	**$ 30**	$ 22	$ 768
Integration costs[b]	**730**	1,004	569
Restructuring charges[c]			
Employee termination costs	**1,791**	1,114	2,564
Asset impairments	**256**	870	159
Other	**127**	191	270
Restructuring charges and certain acquisition-related costs	**$2,934**	$3,201	$4,330
Additional depreciation—asset restructuring, recorded in our Consolidated Statements of Income as follows[d]:			
Cost of Sales	**$ 557**	$ 527	$ 133
Selling, informational and administrative expenses	**75**	227	53
Research and development expenses	**607**	34	55
Total additional depreciation—asset restructuring	**1,239**	788	241
Implementation costs[e]:			
Cost of sales	**250**	—	46
Selling, informational and administrative expenses	**25**	—	159
Research and development expenses	**72**	—	36
Other deductions—net	**—**	—	9
Total implementation costs	**347**	—	250
Total costs associated with cost-reduction/productivity initiatives and acquisition activity	**$4,520**	$3,989	$4,821

[a] Transaction costs represent external costs directly related to our business combinations and primarily include expenditures for banking, legal, accounting and other similar services. Substantially all of the costs incurred in 2009 were fees related to a $22.5 billion bridge term loan credit agreement entered into with certain financial institutions on March 12, 2009 to partially fund our acquisition of Wyeth. The bridge term loan credit agreement was terminated in June 2009 as a result of our issuance of approximately $24.0 billion of senior unsecured notes in the first half of 2009.

[b] Integration costs represent external, incremental costs directly related to integrating acquired businesses and primarily include expenditures for consulting and the integration of systems and processes.

[c] From the beginning of our cost-reduction and transformation initiatives in 2005 through December 31, 2011, Employee termination costs represent the expected reduction of the workforce by approximately 57,400 employees, mainly in manufacturing, sales and research, of which approximately 42,800 employees have been terminated as of December 31, 2011. Employee termination costs are generally recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits, many of which may be paid out during periods after termination. *Asset impairments* primarily include charges to write down property, plant and equipment to fair value. *Other* primarily includes costs to exit certain assets and activities.

The restructuring charges in 2011 are associated with the following:

- Primary Care operating segment ($593 million), Specialty Care and Oncology operating segment ($220 million), Established Products and Emerging Markets operating segment ($110 million), Animal Health and Consumer Healthcare operating segment ($51 million), Nutrition operating segment ($4 million), research and development operations ($489 million), manufacturing operations ($280 million) and Corporate ($427 million).

The restructuring charges in 2010 are associated with the following:

- Primary Care operating segment ($71 million), Specialty Care and Oncology operating segment ($197 million), Established Products and Emerging Markets operating segment ($43 million), Animal Health and Consumer Healthcare operating segment ($46 million), Nutrition operating segment ($4 million), research and development operations ($292 million), manufacturing operations ($1.1 billion) and Corporate ($455 million).

The restructuring charges in 2009 are associated with the following:

- Our three biopharmaceutical operating segments ($1.3 billion), Animal Health and Consumer Healthcare operating segment ($250 million), Nutrition operating segment ($4 million income), research and development operations ($339 million), manufacturing operations ($292 million) and Corporate ($781 million).

[d] Additional depreciation—asset restructuring represents the impact of changes in the estimated useful lives of assets involved in restructuring actions.

[e] Implementation costs generally represent external, incremental costs directly related to implementing our non-acquisition-related cost-reduction and productivity initiatives.

The components of restructuring charges associated with all of our cost-reduction and productivity initiatives and acquisition activity follow:

(MILLIONS OF DOLLARS)	COSTS INCURRED 2005-2011	ACTIVITY THROUGH DECEMBER 31, 2011[(a)]	ACCRUAL AS OF DECEMBER 31, 2011[(b)]
Employee termination costs	**$10,602**	**$ 8,167**	**$2,434**
Asset impairments	**2,564**	**2,564**	**—**
Other	**1,022**	**931**	**92**
Total	**$14,188**	**$11,662**	**$2,526**

[(a)] Includes adjustments for foreign currency translation.
[(b)] Included in *Other current liabilities* ($1.6 billion) and *Other noncurrent liabilities* ($928 million).

Other Deductions—Net

	YEAR ENDED DECEMBER 31,			INCR./(DECR.)	
(MILLIONS OF DOLLARS)	**2011**	2010	2009	**11/10**	10/09
Other Deductions—Net	**$2,479**	$4,336	$285	**(43)%**	*

* Calculation not meaningful

2011 vs. 2010

Other deductions—net changed favorably by $1.9 billion in 2011, compared to 2010, which primarily reflects:

- asset impairment charges that were approximately $1.3 billion higher in 2010 than in 2011, (see below); and
- charges for litigation-related matters that were $947 million higher in 2010 than in 2011, which reflects charges recorded in 2010 for asbestos litigation related to our wholly owned subsidiary, Quigley Company, Inc. (see below).

2010 vs. 2009

Other deductions—net increased by $4.1 billion in 2010, compared to 2009, which primarily reflects:

- higher asset impairment charges of $1.8 billion in 2010, (see below);
- higher charges for litigation-related matters of $1.5 billion in 2010, primarily associated with the additional $1.3 billion (pre-tax) charge for asbestos litigation related to our wholly owned subsidiary, Quigley Company, Inc. (for additional information, see Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies*);
- higher interest expense of $565 million in 2010, primarily associated with the $13.5 billion of senior unsecured notes that we issued in March 2009 and the approximately $10.5 billion of senior unsecured notes that we issued in June 2009 to partially finance the acquisition of Wyeth, as well as the addition of legacy Wyeth debt;
- lower interest income of $345 million in 2010, primarily due to lower interest rates coupled with lower average investment balances; and
- the non-recurrence of a $482 million gain recorded in 2009 related to ViiV (see further discussion in the "Our Business Development Initiatives" section of this Financial Review),

partially offset primarily by:

- higher royalty-related income of $336 million in 2010, primarily due to the addition of legacy Wyeth royalties.

Asset Impairment Charges

For information about the asset impairment charges in each year, see the "Significant Accounting Policies and Application of Critical Accounting Estimates—Asset Impairment Reviews—Long-Lived Assets" section of this Financial Review as well as Notes to Consolidated Financial Statements *Note 4. Other Deductions—Net* and *Note 10B. Goodwill and Other Intangible Assets: Other Intangible Assets.*

PROVISION FOR TAXES ON INCOME

	YEAR ENDED DECEMBER 31,			INCR./(DECR.)	
(MILLIONS OF DOLLARS)	**2011**	2010	2009	**11/10**	10/09
Provision for taxes on income	**$4,023**	$1,071	$2,145	**276%**	(50)%
Effective tax rate on continuing operations	**31.5%**	11.5%	20.1%		

During the fourth quarter of 2010, we reached a settlement with the U.S. Internal Revenue Service (IRS) related to issues we had appealed with respect to the audits of the Pfizer Inc. tax returns for the years 2002 through 2005, as well as the Pharmacia audit for the year 2003 through the date of merger with Pfizer (April 16, 2003). The IRS concluded its examination of the aforementioned tax years and issued a final Revenue Agent's Report (RAR). We agreed with all of the adjustments and computations contained in the RAR. As a result of settling these audit years, in the fourth quarter of 2010, we reduced our unrecognized tax benefits by approximately $1.4 billion and reversed the related interest accruals by approximately $600 million, both of which had been classified in *Other taxes payable*, and recorded a corresponding tax benefit in *Provision for taxes on income* (see Notes to Consolidated Financial Statements—*Note 5. Taxes on Income*).

2011 vs. 2010

The higher effective tax rate in 2011 compared to 2010 is primarily the result of:

- the non-recurrence of the aforementioned $1.4 billion reduction in unrecognized tax benefits and $600 million in interest on those unrecognized tax benefits in 2010, which were recorded as a result of the favorable tax audit settlement pertaining to prior years; and
- the non-recurrence of a $320 million reduction in unrecognized tax benefits and $140 million in interest on those unrecognized tax benefits in 2010 resulting from the resolution of certain tax positions pertaining to prior years with various foreign tax authorities as well as from the expiration of the statute of limitations;

partially offset by:

- the decrease and jurisdictional mix of certain impairment charges related to assets acquired in connection with the Wyeth acquisition; and
- the change in the jurisdictional mix of earnings.

2010 vs. 2009

The lower tax rate for 2010, compared to 2009, is primarily due to:

- the aforementioned $1.4 billion reduction in unrecognized tax benefits and $600 million in interest on those unrecognized tax benefits in 2010, which were recorded as a result of the favorable tax audit settlement pertaining to prior years;
- the aforementioned $320 million reduction in unrecognized tax benefits and $140 million in interest on those unrecognized tax benefits in 2010 resulting from the resolution of certain tax positions pertaining to prior years with various foreign tax authorities, as well as from the expiration of the statute of limitations; and
- the tax impact of the charge incurred in 2010 for asbestos litigation;

partially offset by:

- the tax impact of higher expenses, incurred as a result of our acquisition of Wyeth, and the mix of jurisdictions in which those expenses were incurred;
- the write-off in 2010 of the deferred tax asset of approximately $270 million related to the Medicare Part D subsidy for retiree prescription drug coverage, resulting from the provisions of the U.S. Healthcare Legislation concerning the tax treatment of that subsidy effective for tax years beginning after December 31, 2012; and
- the non-recurrence of a tax benefit of $174 million that was recorded in the third quarter of 2009 related to the final resolution of certain investigations concerning Bextra and various other products that resulted in the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of our tax position, and the non-recurrence of the $556 million tax benefit recorded in the fourth quarter of 2009 related to the sale of one of our biopharmaceutical companies, Vicuron Pharmaceuticals, Inc.

Tax Law Changes

On August 10, 2010, the President of the United States signed into law the Education Jobs and Medicaid Assistance Act of 2010 (the Act), which includes education and Medicaid funding provisions, the cost of which is offset with revenues that result from changes to certain aspects of the tax treatment of the foreign-source income of U.S.-based companies. Given the effective dates of the various provisions of the Act, it had no impact on our 2010 results. The Act did not have a significant negative impact on our results in 2011 and is not expected to have a significant negative impact on results in 2012. The impact of the Act is recorded in *Provision for taxes on income.* The impact this year is reflected in our financial guidance for 2012.

On October 25, 2010, the Governor of Puerto Rico signed into law Act 154 to modify the Puerto Rico source-of-income rules and implement an excise tax on the purchase of products by multinational corporations and their subsidiaries from their Puerto Rico affiliates that will be in effect from 2011 through 2016. Act 154 had no impact on our results in 2010, since it did not become effective until 2011. Act 154 had a negative impact on our results in 2011 and will continue to negatively impact results through 2016. The impact of Act 154 is recorded in *Cost of sales* and *Provision for taxes on income.* The impact this year is reflected in our financial guidance for 2012.

DISCONTINUED OPERATIONS

For additional information about our discontinued operations, see Notes to Consolidated Financial Statements—*Note 2D. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures.*

The components of *Discontinued operations—net of tax,* substantially all of which relate to our Capsugel business, follow:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Revenues	**$ 507**	$752	$740
Pre-tax income from discontinued operations	**31**	140	148
Provision for taxes on income[a], [c]	**23**	52	51
Income from discontinued operations—net of tax	**8**	88	97
Pre-tax gain/(loss) on sale of discontinued operations	**1,688**	(11)	15
Provision for taxes on income[b], [d]	**384**	—	(2)
Gain/(loss) on sale of discontinued operations—net of tax	**1,304**	(11)	17
Discontinued operations—net of tax	**$1,312**	$ 77	$114

[a] Deferred tax amounts are not significant for 2011.
[b] Includes a deferred tax expense of $190 million for 2011.
[c] Includes deferred tax expense of $16 million and $8 million, respectively for 2010 and 2009.
[d] Deferred tax amounts are not significant for 2010 and 2009.

ADJUSTED INCOME

General Description of Adjusted Income Measure

Adjusted income is an alternative view of performance used by management, and we believe that investors' understanding of our performance is enhanced by disclosing this performance measure. We report Adjusted income in order to portray the results of our major operations—the discovery, development, manufacture, marketing and sale of prescription medicines for humans and animals, consumer healthcare (over-the-counter) products, vaccines and nutrition products—prior to considering certain income statement elements. We have defined Adjusted income as Net income attributable to Pfizer Inc. before the impact of purchase accounting for acquisitions, acquisition-related costs, discontinued operations and certain significant items. The Adjusted income measure is not, and should not be viewed as, a substitute for U.S. GAAP net income. Adjusted total costs represent the total of Adjusted cost of sales, Adjusted SI&A expenses and Adjusted R&D expenses, which are income statement line items prepared on the same basis as, and are components of, the overall Adjusted income measure.

The Adjusted income measure is an important internal measurement for Pfizer. We measure the performance of the overall Company on this basis in conjunction with other performance metrics. The following are examples of how the Adjusted income measure is utilized:

- senior management receives a monthly analysis of our operating results that is prepared on an Adjusted income basis;
- our annual budgets are prepared on an Adjusted income basis; and
- senior management's annual compensation is derived, in part, using this Adjusted income measure. Adjusted income is one of the performance metrics utilized in the determination of bonuses under the Pfizer Inc. Executive Annual Incentive Plan that is designed to limit the bonuses payable to the Executive Leadership Team (ELT) for purposes of Internal Revenue Code Section 162(m). Subject to the Section 162(m) limitation, the bonuses are funded from a pool based on the achievement of three financial metrics, including adjusted diluted earnings per share, which is derived from Adjusted income. Beginning in 2011, this metric accounts for 40% of the bonus pool made available to ELT members and other members of senior management and will constitute a factor in determining each of these individual's bonus.

Despite the importance of this measure to management in goal setting and performance measurement, we stress that Adjusted income is a non-GAAP financial measure that has no standardized meaning prescribed by U.S. GAAP and, therefore, has limits in its usefulness to investors. Because of its non-standardized definition, Adjusted income (unlike U.S. GAAP net income) may not be comparable to the calculation of similar measures of other companies. Adjusted income is presented solely to permit investors to more fully understand how management assesses performance.

We also recognize that, as an internal measure of performance, the Adjusted income measure has limitations, and we do not restrict our performance-management process solely to this metric. A limitation of the Adjusted income measure is that it provides a view of our operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangibles, and does not provide a comparable view of our performance to other companies in the biopharmaceutical industry. We also use other specifically tailored tools designed to achieve the highest levels of performance. For example, our R&D organization has productivity targets, upon which its effectiveness is measured. In addition, the earn-out of Performance Share Award grants is determined based on a formula that measures our performance using relative total shareholder return.

Purchase Accounting Adjustments

Adjusted income is calculated prior to considering certain significant purchase accounting impacts resulting from business combinations and net asset acquisitions. These impacts can include the incremental charge to cost of sales from the sale of acquired inventory that was written up to fair value, amortization related to the increase in fair value of the acquired finite-lived intangible assets acquired from Pharmacia, Wyeth and King, depreciation related to the increase/decrease in fair value of the acquired fixed assets, amortization related to the increase in fair value of acquired debt, charges for purchased IPR&D and the fair value changes associated with contingent consideration. Therefore, the Adjusted income measure includes the revenues earned upon the sale of the acquired products without considering the aforementioned significant charges.

Certain of the purchase accounting adjustments associated with a business combination, such as the amortization of intangibles acquired as part of our acquisition of King in 2011, Wyeth in 2009 and Pharmacia in 2003, can occur through 20 or more years, but this presentation provides an alternative view of our performance that is used by management to internally assess business performance. We believe the elimination of amortization attributable to acquired intangible assets provides management and investors an alternative view of our business results by trying to provide a degree of parity to internally developed intangible assets for which research and development costs previously have been expensed.

However, a completely accurate comparison of internally developed intangible assets and acquired intangible assets cannot be achieved through Adjusted income. This component of Adjusted income is derived solely from the impacts of the items listed in the first paragraph of this section. We have not factored in the impacts of any other differences in experience that might have occurred if we had discovered and developed those intangible assets on our own, and this approach does not intend to be representative of the results that would have occurred in those circumstances. For example, our research and development costs in total, and in the periods presented, may have been different; our speed to commercialization and resulting sales, if any, may have been different; or our costs to manufacture may have been different. In addition, our marketing efforts may have been received differently by our customers. As such, in total, there can be no assurance that our Adjusted income amounts would have been the same as presented had we discovered and developed the acquired intangible assets.

Acquisition-Related Costs

Adjusted income is calculated prior to considering transaction, integration, restructuring and additional depreciation costs associated with business combinations because these costs are unique to each transaction and represent costs that were incurred to restructure and integrate two businesses as a result of the acquisition decision. For additional clarity, only transaction costs, additional depreciation and restructuring and integration activities that are associated with a business combination or a net-asset acquisition are included in acquisition-related costs. We have made no adjustments for the resulting synergies.

We believe that viewing income prior to considering these charges provides investors with a useful additional perspective because the significant costs incurred in a business combination result primarily from the need to eliminate duplicate assets, activities or employees—a natural result of acquiring a fully integrated set of activities. For this reason, we believe that the costs incurred to convert disparate systems, to close duplicative facilities or to eliminate duplicate positions (for example, in the context of a business combination) can be viewed differently from those costs incurred in other, more normal, business contexts.

The integration and restructuring costs associated with a business combination may occur over several years, with the more significant impacts ending within three years of the transaction. Because of the need for certain external approvals for some actions, the span of time needed to achieve certain restructuring and integration activities can be lengthy. For example, due to the highly regulated nature of the pharmaceutical business, the closure of excess facilities can take several years, as all manufacturing changes are subject to extensive validation and testing and must be approved by the FDA and/or other global regulatory authorities.

Discontinued Operations

Adjusted income is calculated prior to considering the results of operations included in discontinued operations, as well as any related gains or losses on the sale of such operations such as the sale of our Capsugel business, which we sold in August 2011. We believe that this presentation is meaningful to investors because, while we review our businesses and product lines for strategic fit with our operations, we do not build or run our businesses with the intent to sell them. (Restatements due to discontinued operations do not impact compensation or change the adjusted income measure for the compensation of the restated periods but are presented here on a restated basis for consistency across all periods.)

Certain Significant Items

Adjusted income is calculated prior to considering certain significant items. Certain significant items represent substantive, unusual items that are evaluated on an individual basis. Such evaluation considers both the quantitative and the qualitative aspect of their unusual nature. Unusual, in this context, may represent items that are not part of our ongoing business; items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis; items that would be non-recurring; or items that relate to products we no longer sell. While not all-inclusive, examples of items that could be included as certain significant items would be a major non-acquisition-related restructuring charge and associated implementation costs for a program that is specific in nature with a defined term, such as those related to our non-acquisition-related cost-reduction and productivity initiatives; charges related to certain sales or disposals of products or facilities that do not qualify as discontinued operations as defined by U.S. GAAP; amounts associated with transition service agreements in support of discontinued operations after sale; certain intangible asset impairments; adjustments related to the resolution of certain tax positions; the impact of adopting certain significant, event-driven tax legislation; net interest expense incurred through the consummation date of the acquisition of Wyeth on acquisition-related borrowings made prior to that date; or possible charges related to legal matters, such as certain of those discussed in Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies* and in *Part II—Other Information; Item 1. Legal Proceedings* in our Quarterly Reports on Form 10-Q filings. Normal, ongoing defense costs of the Company or settlements of and accruals on legal matters made in the normal course of our business would not be considered certain significant items.

Reconciliation

A reconciliation of *Net income attributable to Pfizer Inc.*, as reported under U.S. GAAP to Adjusted income follows:

	YEAR ENDED DECEMBER 31,			% CHANGE	
(MILLIONS OF DOLLARS)	**2011**	2010	2009	**11/10**	10/09
Reported net income attributable to Pfizer Inc.	**$10,009**	$ 8,257	$ 8,635	**21**	(4)
Purchase accounting adjustments—net of tax	**5,032**	6,109	2,633	**(18)**	132
Acquisition-related costs—net of tax	**1,458**	2,897	2,858	**(50)**	1
Discontinued operations—net of tax	**(1,312)**	(77)	(114)	*****	32
Certain significant items—net of tax	**3,030**	699	83	*****	*
Adjusted income[(a)]	**$18,217**	$17,885	$14,095	**2**	27

[(a)] The effective tax rate on Adjusted income was 29.5% in 2011, 29.7% in 2010 and 29.5% in 2009. The lower effective tax rate on Adjusted income in 2011 is primarily due to the change in the jurisdictional mix of earnings and the write-off in 2010 of the deferred tax asset of approximately $270 million related to the Medicare Part D subsidy for retiree prescription drug coverage resulting from the provisions of the U.S. Healthcare Legislation concerning the tax treatment of that subsidy effective for tax years beginning after December 31, 2012, partially offset by $460 million in tax benefits in 2010 for the resolution of certain tax positions pertaining to prior years with various foreign tax authorities.

* Calculation not meaningful.

Certain amounts and percentages may reflect rounding adjustments.

A reconciliation of Reported diluted EPS, as reported under U.S. GAAP, to Adjusted diluted EPS follows:

	YEAR ENDED DECEMBER 31,			% CHANGE	
	2011	2010	2009	**11/10**	10/09
Earnings per common share—diluted:					
Reported income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.11**	$ 1.01	$ 1.21	**10**	(17)
Income from discontinued operations—net of tax	**0.17**	0.01	0.02	*****	(50)
Reported net income attributable to Pfizer Inc. common shareholders	**1.27**	1.02	1.23	**25**	(17)
Purchase accounting adjustments—net of tax	**0.64**	0.76	0.37	**(16)**	105
Acquisition-related costs—net of tax	**0.19**	0.36	0.41	**(47)**	(12)
Discontinued operations—net of tax	**(0.17)**	(0.01)	(0.02)	*****	50
Certain significant items—net of tax	**0.39**	0.09	0.01	*****	*
Adjusted Net income attributable to Pfizer Inc. common shareholders[(a)]	**$ 2.31**	$ 2.22	$ 2.00	**4**	11

[(a)] Reported and Adjusted diluted earnings per share in 2011 and 2010 were impacted by the decrease in the number of shares outstanding in comparison with 2009, primarily due to the Company's ongoing share repurchase program, offset by the impact of shares issued to partially fund the Wyeth acquisition in 2009.

* Calculation not meaningful.

Certain amounts and percentages may reflect rounding adjustments.

Adjusted income, as shown above, excludes the following items:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Purchase accounting adjustments:			
Amortization, depreciation and other[(a)]	**$ 5,563**	$ 5,228	$ 2,743
Cost of sales, primarily related to fair value adjustments of acquired inventory	**1,238**	2,904	976
In-process research and development charges[(b)]	**—**	125	68
Total purchase accounting adjustments, pre-tax	**6,801**	8,257	3,787
Income taxes	**(1,769)**	(2,148)	(1,154)
Total purchase accounting adjustments—net of tax	**5,032**	6,109	2,633
Acquisition-related costs:			
Transaction costs[(c)]	**30**	22	768
Integration costs[(c)]	**730**	1,004	569
Restructuring charges[(c)]	**598**	2,175	2,607
Additional depreciation—asset restructuring[(d)]	**625**	788	81
Total acquisition-related costs, pre-tax	**1,983**	3,989	4,025
Income taxes	**(525)**	(1,092)	(1,167)
Total acquisition-related costs—net of tax	**1,458**	2,897	2,858
Discontinued operations:			
Loss/(income) from operations—net of tax	**(8)**	(88)	(97)
(Gain)/loss on sale of discontinued operations	**(1,304)**	11	(17)
Total discontinued operations—net of tax	**(1,312)**	(77)	(114)
Certain significant items:			
Restructuring charges[(e)]	**1,576**	—	386
Implementation costs and additional depreciation—asset restructuring[(f)]	**961**	—	410
Certain legal matters[(g)]	**828**	1,703	294
Net interest expense[(h)]	**—**	—	589
Certain asset impairment charges[(i)]	**848**	2,151	294
Inventory write-off[(j)]	**8**	212	—
Gain related to ViiV[(k)]	**—**	—	(482)
Other	**133**	(102)	20
Total certain significant items, pre-tax	**4,354**	3,964	1,511
Income taxes[(l)]	**(1,324)**	(3,265)	(1,428)
Total certain significant items—net of tax	**3,030**	699	83
Total purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items—net of tax	**$ 8,208**	$ 9,628	$ 5,460

(a) Included primarily in *Amortization of intangible assets* (see Notes to Consolidated Financial Statements—*Note 10. Goodwill and Other Intangible Assets*).

(b) Included in *Acquisition-related in-process research and development charges* (see Notes to Consolidated Financial Statements—*Note 2. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments*).

(c) Included in *Restructuring charges and certain acquisition-related costs* (see Notes to Consolidated Financial Statements—*Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives*).

(d) Represents the impact of changes in the estimated useful lives of assets involved in restructuring actions related to acquisitions. For 2011, included in *Cost of sales* ($557 million), *Selling, informational and administrative expenses* ($45 million) and *Research and development expenses* ($23 million). For 2010, included in *Cost of sales* ($527 million), *Selling, informational and administrative expenses* ($227 million) and *Research and development expenses* ($34 million). For 2009, included in *Cost of sales* ($31 million), *Selling, informational and administrative expenses* ($37 million) and *Research and development expenses* ($13 million).

(e) Represents restructuring charges incurred for our cost-reduction and productivity initiatives. Included in *Restructuring charges and certain acquisition-related costs* (see Notes to Consolidated Financial Statements—*Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives*).

(f) Amounts primarily relate to our cost-reduction and productivity initiatives (see Notes to Consolidated Financial Statements—*Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives*). For 2011, included in *Cost of sales* ($250 million), *Selling, informational and administrative expenses* ($55 million), *Research and development expenses* ($656 million). For 2009, included in *Cost of sales* ($148 million), *Selling, informational and administrative expenses* ($175 million), *Research and development expenses* ($78 million) and *Other deductions—net* ($9 million).

(g) Included in *Other deductions—net*. For 2011, includes approximately $700 million related to hormone-replacement therapy litigation. For 2010, includes an additional $1.3 billion charge for asbestos litigation related to our wholly owned subsidiary Quigley Company, Inc. (for additional information, see Notes to Consolidated Financial Statements *Note 17. Commitments and Contingencies*).

(h) Included in *Other deductions—net*. Includes interest expense on the senior unsecured notes issued in connection with our acquisition of Wyeth, less interest income earned on the proceeds of the notes.

(i) Included in *Other deductions—net*. In 2011 and 2010, the majority relates to certain Wyeth intangible assets, including IPR&D intangible assets. In 2011, also includes a charge related to our indefinite-lived brand asset, Xanax. In 2010, also includes a charge related to an intangible asset associated with our product, Thelin. In 2009, primarily relates to certain materials used in our research and development activities that were no longer considered recoverable. (See also the "Other (Income)/Deductions—Net" section of this Financial Review and Notes to Consolidated Financial Statements—*Note 4. Other Deductions—Net.*)

(j) Included in *Cost of sales* (see also the "Costs and Expenses—Cost of Sales" section of this Financial Review).
(k) Included in *Other deductions—net* and represents a gain related to ViiV, an equity method investment (see Notes to Consolidated Financial Statements—*Note 2F. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Equity-Method Investments).*
(l) Included in *Provision for taxes on income.* In 2011, primarily includes the tax impacts and jurisdictional mix of restructuring, implementation and impairment charges. Amounts in 2010 include a $2.0 billion tax benefit recorded in the fourth quarter as a result of a settlement of certain audits covering the years 2002-2005 (see Notes to Consolidated Financial Statements—*Note 5D. Taxes on Income: Tax Contingencies).* Amounts in 2009 include tax benefits of approximately $556 million related to the sale of one of our biopharmaceutical companies, Vicuron, which were recorded in the fourth quarter of 2009, and tax benefits of approximately $174 million related to the final resolution of investigations concerning Bextra and various other products, which were recorded in the third quarter of 2009. This resolution resulted in the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of our tax position.

ANALYSIS OF THE CONSOLIDATED BALANCE SHEETS

Discussion of Changes

Virtually all changes in our asset and liability accounts as of December 31, 2011, compared to December 31, 2010, reflect, among other things, increases associated with our acquisition of King (see Notes to Consolidated Financial Statements—*Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of King Pharmaceuticals, Inc.*) and increases due to the impact of foreign exchange.

For information about certain of our financial assets and liabilities, including *cash and cash equivalents, short-term investments, short-term loans, long-term investments and loans, short-term borrowings, including current portion of long-term debt*, and *long-term debt*, see "Analysis of Financial Condition, Liquidity and Capital Resources" below.

For *Accounts Receivable, net*, see "Selected Measures of Liquidity and Capital Resources: Accounts Receivable" below.

For *Inventories*, the change also reflects inventory sold during 2011 that was acquired from Wyeth and that had been recorded at fair value.

For *Assets of discontinued operations and other assets held for sale*, the decrease reflects the sale of Capsugel (see Notes to Consolidated Financial Statements—*Note 2D. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures*).

For *Identifiable intangible assets, less accumulated amortization,* the change also includes the impact of impairments of certain assets (see Notes to Consolidated Financial Statements—*Note 4. Other Deductions—Net*).

For *Other current liabilities,* the change also includes the charges recorded for hormone-replacement therapy litigation (see Notes to Consolidated Financial Statements—*Note 4. Other Deductions—Net* and *Note 17. Commitments and Contingencies*).

For *Pension benefit obligations,* the change also reflects the impact of $2.9 billion of company contributions in 2011 (see Notes to Consolidated Financial Statements—*Note 11. Pension and Postretirement Benefit Plans and Defined Contribution Plans*).

For *Other noncurrent liabilities,* the change also reflects an increase in the fair value of derivative financial instruments in a liability position (see Notes to Consolidated Financial Statements – *Note 7A. Financial Instruments: Selected Financial Assets and Liabilities).*

Goodwill

Goodwill – Our company was previously managed through two operating segments (Biopharmaceutical and Diversified), and is now managed through five operating segments (see Notes to Consolidated Financial Statements – *Note 18. Segment, Geographic and Other Revenue Information* for further information). As a result of this change, the goodwill previously associated with our Biopharmaceutical operating segment has been allocated among the Primary Care, Specialty Care and Oncology, and Established Products and Emerging Markets operating segments.

While all reporting units can confront events and circumstances that can lead to impairments (such as, among other things, unanticipated competition, an adverse action or assessment by a regulator, a significant adverse change in legal matters or in the business climate and/or a failure to replace the contributions of products that lose exclusivity), in general, the increased number of biopharmaceutical reporting units significantly increases our risk of goodwill impairment charges as smaller reporting units are inherently less able to absorb negative developments that might affect certain operating assets but not others. However, as a result of our goodwill impairment review work, we concluded that none of our goodwill is impaired as of December 31, 2011, and we do not believe the risk of impairment is significant at this time (see also the "Significant Accounting Policies and Application of Critical Accounting Estimates" section of this Financial Review).

The allocation of biopharmaceutical goodwill and goodwill impairment testing depend heavily on the determination of fair value, as defined by U.S. GAAP, and these judgments can materially impact our results of operations. A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimate and assumptions. For information about the risks associated with estimates and assumptions, see Notes to Consolidated Financial Statements—*Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

ANALYSIS OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2011	2010	2009	% INCR./(DECR.) 11/10	10/09
Cash provided by/(used in):					
Operating activities	**$ 20,240**	$ 11,454	$ 16,587	**77**	(31)
Investing activities	**2,200**	(492)	(31,272)	*	(98)
Financing activities	**(20,607)**	(11,174)	14,481	**(84)**	*
Effect of exchange-rate changes on cash and cash equivalents	**(29)**	(31)	60	**6**	*
Net increase/decrease in cash and cash equivalents	**$ 1,804**	$ (243)	$ (144)	*	(69)

* Calculation not meaningful

Operating Activities

2011 vs. 2010

Our net cash provided by operating activities was $20.2 billion in 2011, compared to $11.5 billion in 2010. The increase in operating cash flows was primarily attributable to:

- income tax payments made in 2010 of approximately $11.8 billion, primarily associated with certain business decisions executed to finance the Wyeth acquisition, including the decision to repatriate certain funds earned outside the U.S., compared with $2.9 billion in 2011; and
- the timing of receipts and payments in the ordinary course of business.

In 2010, the cash flow line item called *Other tax accounts, net,* reflects the $11.8 billion tax payment described above.

2010 vs. 2009

Our net cash provided by continuing operating activities was $11.5 billion in 2010, compared to $16.6 billion in 2009. The decrease in net cash provided by operating activities was primarily attributable to:

- income tax payments in 2010 of approximately $11.8 billion, primarily associated with certain business decisions executed to finance the Wyeth acquisition, including the decision to repatriate certain funds earned outside the U.S., compared with $2.3 billion in 2009;

partially offset by:

- the inclusion of operating cash flows from legacy Wyeth operations for a full year in 2010;
- the non-recurrence of payments in 2009 in connection with the resolution of certain legal matters related to Bextra and certain other products and our NSAID pain medicines of approximately $3.2 billion; and
- the timing of receipts and payments in the ordinary course of business.

Investing Activities

2011 vs. 2010

Our net cash provided by investing activities was $2.2 billion in 2011, compared to $492 million net cash used in 2010. The increase in cash provided by investing activities was primarily attributable to:

- net proceeds from redemptions, purchases and sales of investments of $4.1 billion in 2011, which were primarily used to finance our acquisitions, compared to net proceeds from redemptions, purchases and sales of investments of $23 million in 2010; and
- net proceeds of $2.4 billion received from the sale of Capsugel in 2011 (see Notes to Consolidated Financial Statements—*Note 2D. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures)*;

partially offset by:

- net cash of $3.3 billion paid for the acquisitions of King, Excaliard and Icagen in 2011, compared to $273 million paid for the acquisitions of FoldRx, Vetnex and Synbiotics in 2010.

2010 vs. 2009

Our net cash used in investing activities was $492 million in 2010, compared to $31.3 billion in 2009. The decrease in net cash used in investing activities was primarily attributable to:

- net cash paid for acquisitions of $273 million in 2010 compared to $43.1 billion in 2009 for the acquisition of Wyeth;

partially offset by:

- net proceeds from redemptions and sales of investments of $23 million in 2010, compared to net proceeds from redemptions and sales of investments of $12.4 billion in 2009.

Financing Activities

2011 vs. 2010

Our net cash used in financing activities was $20.6 billion in 2011, compared to $11.2 billion in 2010. The increase in net cash used in financing activities was primarily attributable to:

- net repayments of borrowings of $5.5 billion in 2011, compared to net repayments of borrowings of $4.2 billion in 2010; and
- purchases of our common stock of $9.0 billion in 2011, compared to purchases of $1.0 billion in 2010.

2010 vs. 2009

Our net cash used in financing activities was $11.2 billion in 2010 compared to net cash provided by financing activities of $14.5 billion in 2009. The change in financing cash flows was primarily attributable to:

- net repayments of borrowings of $4.2 billion in 2010, compared to net proceeds from borrowings of $20.1 billion in 2009, primarily associated with our acquisition of Wyeth; and
- purchases of our common stock of $1.0 billion in 2010, compared to no purchases in 2009.

ANALYSIS OF FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Net Financial Liabilities, as shown below:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	**2011**	2010
Financial assets:		
Cash and cash equivalents	**$ 3,539**	$ 1,735
Short-term investments	**23,219**	26,277
Short-term loans	**51**	467
Long-term investments and loans	**9,457**	9,747
Total financial assets	**36,266**	38,226
Debt:		
Short-term borrowings, including current portion of long-term debt	**4,018**	5,603
Long-term debt	**34,931**	38,410
Total debt	**38,949**	44,013
Net financial liabilities	**$ (2,683)**	$ (5,787)

We rely largely on operating cash flows, short-term investments, short-term commercial paper borrowings and long-term debt to provide for our liquidity requirements. We believe that we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future. Due to our significant operating cash flows, including the impact on cash flows of the anticipated cost savings from our cost-reduction and productivity initiatives, as well as our financial assets, access to capital markets and available lines of credit and revolving credit agreements, we further believe that we have the ability to meet our liquidity needs for the foreseeable future, which include:

- the working capital requirements of our operations, including our research and development activities;
- investments in our business;
- dividend payments and potential increases in the dividend rate;
- share repurchases, including our plan to repurchase approximately $5 billion of our common stock in 2012;
- the cash requirements associated with our cost-reduction/productivity initiatives;
- paying down outstanding debt;
- contributions to our pension and postretirement plans; and
- business-development activities.

Our long-term debt is rated high quality by both Standard & Poor's and Moody's Investors Service. As market conditions change, we continue to monitor our liquidity position. We have taken and will continue to take a conservative approach to our financial investments. Both short-term and long-term investments consist primarily of high-quality, highly liquid, well-diversified, available-for-sale debt securities. Our short-term and long-term loans are due from companies with highly rated securities (Standard & Poor's ratings of mostly AA or better).

Net financial liabilities decreased during 2011 primarily due to a reduction in short-term borrowings and long-term debt. For additional information, see the "Analysis of the Consolidated Statements of Cash Flows" section of this Financial Review.

Credit Ratings

Two major corporate debt-rating organizations, Moody's Investors Service (Moody's) and Standard & Poor's (S&P), assign ratings to our short-term and long-term debt.

The current ratings assigned by these rating agencies to our commercial paper and senior unsecured non-credit-enhanced long-term debt follow:

NAME OF RATING AGENCY	COMMERCIAL PAPER	LONG-TERM DEBT RATING	LONG-TERM DEBT OUTLOOK	DATE OF LAST ACTION
Moody's	P-1	A1	Stable	October 2009
S&P	A1+	AA	Stable	October 2009

Debt Capacity

We have available lines of credit and revolving credit agreements with a group of banks and other financial intermediaries. We maintain cash and cash equivalent balances and short-term investments in excess of our commercial paper and other short-term borrowings. As of December 31, 2011, we had access to $9.4 billion of lines of credit, of which $2.3 billion expire within one year. Of these lines of credit, $8.6 billion are unused, of which our lenders have committed to loan us $7.5 billion at our request. Also, $7.0 billion of our unused lines of credit, all of which expire in 2016, may be used to support our commercial paper borrowings.

Global Economic Conditions

The challenging economic environment has not had, nor do we anticipate it will have, a significant impact on our liquidity. Due to our significant operating cash flows, financial assets, access to capital markets and available lines of credit and revolving credit agreements, we continue to believe that we have the ability to meet our liquidity needs for the foreseeable future. As markets change, we continue to monitor our liquidity position. There can be no assurance that the challenging economic environment or a further economic downturn would not impact our ability to obtain financing in the future.

Selected Measures of Liquidity and Capital Resources

Certain relevant measures of our liquidity and capital resources follow:

(MILLIONS OF DOLLARS, EXCEPT RATIOS AND PER COMMON SHARE DATA)	AS OF DECEMBER 31, 2011	2010
Cash and cash equivalents and short-term investments and loans[a]	**$26,809**	$28,479
Working capital[b]	**$29,659**	$32,377
Ratio of current assets to current liabilities	**2.06:1**	2.13:1
Shareholders' equity per common share[c]	**$ 10.85**	$ 10.96

[a] See Notes to Consolidated Financial Statements – *Note 7. Financial Instruments* for a description of investment assets held and for a description of credit risk related to our financial instruments held.

[b] Working capital includes assets held for sale of $101 million as of December 31, 2011, and $1.4 billion as of December 31, 2010. Working capital also includes liabilities of discontinued operations of $151 million as of December 31, 2010.

[c] Represents total Pfizer Inc. shareholders' equity divided by the actual number of common shares outstanding (which excludes treasury shares and share held by our employee benefit trust).

In fiscal 2012, we funded our acquisition of Ferrosan's consumer healthcare business, which closed in December 2011 (which falls in the first fiscal quarter of 2012 for our international operations), with available cash and the proceeds from short-term investments. For additional information on this transaction, see the "Our Business Development Initiatives" section of this Financial Review.

For additional information about the sources and uses of our funds, see the "Analysis of Consolidated Balance Sheets" and "Analysis of Consolidated Statements of Cash Flows" sections of this Financial Review.

Domestic and International Short-Term Funds

Many of our operations are conducted outside the U.S., and significant portions of our cash, cash equivalents and short-term investments are held internationally. We generally hold approximately 10%-30% of these short-term funds in U.S. tax jurisdictions. The amount of funds held in U.S. tax jurisdictions can fluctuate due to the timing of receipts and payments in the ordinary course of business and due to other reasons, such as business-development activities. As part of our ongoing liquidity assessments, we regularly monitor the mix of domestic and international cash flows (both inflows and outflows). Repatriation of overseas funds can result in additional U.S. federal, state and local income tax payments. We record U.S. deferred tax liabilities for certain unremitted earnings, but when amounts earned overseas are expected to be permanently reinvested outside of the U.S., no accrual for U.S. taxes is provided.

Accounts Receivable

We continue to monitor developments regarding government and government agency receivables in several European markets, where economic conditions remain uncertain. Historically, payments from a number of European governments and government agencies extend beyond the contractual terms of sale and the trend is worsening. In Greece, certain of our accounts receivable have been restructured into bonds with maturities that further lengthened the repayment timeline.

We believe that our allowance for doubtful accounts is appropriate. Our assessment is based on an analysis of the following: (i) payments received to date; (ii) the consistency of payments from customers; (iii) direct and observed interactions with the governments (including court petitions) and with market participants (for example, the factoring industry); and (iv) various third-party assessments of repayment risk (for example, rating agency publications and the movement of rates for credit default swap instruments).

As of December 31, 2011, we had about $1.5 billion in aggregate gross accounts receivable from governments and/or government agencies in Spain, Italy, Greece, Portugal and Ireland, where economic conditions remain uncertain. Such receivables in excess of one year from the invoice date were as follows: $290 million in Spain; $139 million in Italy; $81 million in Greece; and $10 million in Portugal.

Although certain European governments and government agencies sometimes delay payments beyond the contractual terms of sale, we seek to appropriately balance repayment risk with the desire to maintain good relationships with our customers and to ensure a humanitarian approach to local patient needs.

We will continue to closely monitor repayment risk and, when necessary, we will continue to adjust our allowance for doubtful accounts and/or write-down our holdings in Greek bonds.

Our assessments about the recoverability of accounts receivables can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Notes to Consolidated Financial Statements—*Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

Share Purchase Plans

From June 2005 through year-end 2011, we purchased approximately 1.2 billion shares of our common stock for approximately $28 billion. On February 1, 2011, we announced that the Board of Directors authorized a new $5 billion share-purchase plan. On December 12, 2011, we announced that the Board of Directors authorized an additional $10 billion share-purchase plan. In 2011, we purchased approximately 459 million shares of our common stock for approximately $9.0 billion. In 2010, we purchased approximately 61 million shares of our common stock for approximately $1.0 billion. We did not purchase any shares of our common stock in 2009.

After giving effect to share purchases through year-end 2011, our remaining share-purchase authorization is approximately $10 billion at December 31, 2011. During 2012, we anticipate purchasing approximately $5 billion of our common stock, with the remaining authorized amount available in 2013 and beyond.

Contractual Obligations

Payments due under contractual obligations as of December 31, 2011, mature as follows:

		YEARS			
(MILLIONS OF DOLLARS)	TOTAL	2012	2013-2014	2015-2016	Thereafter
Long-term debt, including interest obligations[a]	$54,870	$1,658	$10,936	$10,066	$32,210
Other long-term liabilities reflected on our consolidated balance sheet under U.S. GAAP[b]	5,553	506	1,132	1,099	2,816
Lease commitments[c]	1,430	190	314	191	735
Purchase obligations and other[d]	3,835	1,291	1,561	616	367
Uncertain tax positions[e]	491	491	—	—	—

[a] Our long-term debt obligations include both our expected principal and interest obligations. Our calculations of expected interest payments incorporate only current period assumptions for interest rates, foreign currency translation rates and hedging strategies (see Notes to Consolidated Financial Statements—*Note 9. Financial Instruments*). Long-term debt consists of senior unsecured notes including fixed and floating rate, foreign currency denominated, and other notes.

[b] Includes expected payments relating to our unfunded U.S. supplemental (non-qualified) pension plans, postretirement plans and deferred compensation plans.

[c] Includes operating and capital lease obligations.

[d] Includes agreements to purchase goods and services that are enforceable and legally binding and includes amounts relating to advertising, information technology services, employee benefit administration services, and potential milestone payments deemed reasonably likely to occur.

[e] Except for amounts reflected in *Income taxes payable*, we are unable to predict the timing of tax settlements, as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation.

The above table excludes amounts for potential milestone payments under collaboration, licensing or other arrangements unless the payments are deemed reasonably likely to occur. Payments under these agreements generally become due and payable only upon the achievement of certain development, regulatory and/or commercialization milestones, which may span several years and which may never occur.

In 2012, we expect to spend approximately $1.5 billion on property, plant and equipment. Planned capital spending mostly represents investment to maintain existing facilities and capacity. We rely largely on operating cash flows to fund our capital investment needs. Due to our significant operating cash flows, we believe we have the ability to meet our capital investment needs and anticipate no delays to planned capital expenditures.

Off-Balance Sheet Arrangements

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with a transaction or that are related to activities prior to a transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters, and patent-infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications generally are subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2011, recorded amounts for the estimated fair value of these indemnifications are not significant.

Certain of our co-promotion or license agreements give our licensors or partners the rights to negotiate for, or in some cases to obtain under certain financial conditions, co-promotion or other rights in specified countries with respect to certain of our products.

Dividends on Common Stock

We paid dividends of $6.2 billion in 2011 and $6.1 billion in 2010 on our common stock. In December 2011, our Board of Directors declared a first-quarter 2012 dividend of $0.22 per share, payable on March 6, 2012, to shareholders of record at the close of business on February 3, 2012. The first-quarter 2012 cash dividend will be our 293rd consecutive quarterly dividend.

Our current and projected dividends provide a return to shareholders while maintaining sufficient capital to invest in growing our businesses and increasing shareholder value. Our dividends are not restricted by debt covenants. While the dividend level remains a decision of Pfizer's Board of Directors and will continue to be evaluated in the context of future business performance, we currently believe that we can support future annual dividend increases, barring significant unforeseen events.

NEW ACCOUNTING STANDARDS

Recently Adopted Accounting Standards

See Notes to Consolidated Financial Statements—*Note 1B. Significant Accounting Policies: New Accounting Standards.*

Recently Issued Accounting Standard, Not Adopted as of December 31, 2011

In June 2011, the Financial Accounting Standards Board (FASB) issued an accounting standards update regarding the presentation of comprehensive income in financial statements. The provisions of this standard provide an option to present the components of net income and other comprehensive income either as one continuous statement of comprehensive income or as two separate but consecutive statements. This standard was amended December 2011. The provisions of this new disclosure standard are effective January 1, 2012 and, beginning in 2012, we will provide a separate Statement of Other Comprehensive Income.

In September 2011, the FASB issued an accounting standards update to the guidelines that address the accounting for goodwill to permit a qualitative approach to determining the likelihood of a goodwill impairment charge. The provisions of this new standard are permitted to be adopted early.

FORWARD-LOOKING INFORMATION AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This report and other written or oral statements that we make from time to time contain such forward-looking statements that set forth anticipated results based on management's plans and assumptions. Such forward-looking statements involve substantial risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," "goal", "objective" and other words and terms of similar meaning or by using future dates in connection with any discussion of future operating or financial performance, business plans and prospects, in-line products and product candidates, strategic review, capital allocation, and share-repurchase and dividend-rate plans. In particular, these include statements relating to future actions, business plans and prospects, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, interest rates, foreign exchange rates, the outcome of contingencies, such as legal proceedings, share-repurchase and dividend-rate plans, and financial results, including, in particular, the financial guidance and anticipated cost savings set forth in the "Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives" and "Our Financial Guidance for 2012" sections of this Financial Review. Among the factors that could cause actual results to differ materially from past and projected future results are the following:

- Success of research and development activities including, without limitation, the ability to meet anticipated clinical trial completion dates, regulatory submission and approval dates, and launch dates for product candidates;

- Decisions by regulatory authorities regarding whether and when to approve our drug applications, as well as their decisions regarding labeling, ingredients and other matters that could affect the availability or commercial potential of our products;
- Speed with which regulatory authorizations, pricing approvals and product launches may be achieved;
- Success of external business-development activities;
- Competitive developments, including the impact on our competitive position of new product entrants, in-line branded products, generic products, private label products and product candidates that treat diseases and conditions similar to those treated by our in-line drugs and drug candidates;
- Implementation by the FDA of an abbreviated legal pathway to approve biosimilar products, which could subject our biologic products to competition from biosimilar products in the U.S., with attendant competitive pressures, after the expiration of any applicable exclusivity period and patent rights;
- Ability to meet generic and branded competition after the loss of patent protection for our products or competitor products;
- Ability to successfully market both new and existing products domestically and internationally;
- Difficulties or delays in manufacturing;
- Trade buying patterns;
- Impact of existing and future legislation and regulatory provisions on product exclusivity;
- Trends toward managed care and healthcare cost containment;
- Impact of the U.S. Budget Control Act of 2011 (the Budget Control Act) and the deficit-reduction actions to be taken pursuant to the Budget Control Act in order to achieve the deficit-reduction targets provided for therein, and the impact of any broader deficit-reduction efforts;
- Impact of U.S. healthcare legislation enacted in 2010—the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act—and of any modification, repeal or invalidation of any of the provisions thereof;
- U.S. legislation or regulatory action affecting, among other things, pharmaceutical product pricing, reimbursement or access, including under Medicaid, Medicare and other publicly funded or subsidized health programs; the importation of prescription drugs from outside the U.S. at prices that are regulated by governments of various foreign countries; direct-to-consumer advertising and interactions with healthcare professionals; and the use of comparative effectiveness methodologies that could be implemented in a manner that focuses primarily on the cost differences and minimizes the therapeutic differences among pharmaceutical products and restricts access to innovative medicines;
- Legislation or regulatory action in markets outside the U.S. affecting pharmaceutical product pricing, reimbursement or access, including, in particular, continued government-mandated price reductions for certain biopharmaceutical products in certain European and emerging market countries;
- Contingencies related to actual or alleged environmental contamination;
- Claims and concerns that may arise regarding the safety or efficacy of in-line products and product candidates;
- Significant breakdown, infiltration or interruption of our information technology systems and infrastructure;
- Legal defense costs, insurance expenses, settlement costs, the risk of an adverse decision or settlement and the adequacy of reserves related to product liability, patent protection, government investigations, consumer, commercial, securities, antitrust, environmental and tax issues, ongoing efforts to explore various means for resolving asbestos litigation, and other legal proceedings;
- Ability to protect our patents and other intellectual property both domestically and internationally;
- Interest rate and foreign currency exchange rate fluctuations;
- Governmental laws and regulations affecting domestic and foreign operations including, without limitation, tax obligations and changes affecting the tax treatment by the U.S. of income earned outside the U.S. that may result from pending and possible future proposals;
- Changes in U.S. generally accepted accounting principles;
- Uncertainties related to general economic, political, business, industry, regulatory and market conditions, including, without limitation, uncertainties related to the impact on us, our lenders, our customers, our suppliers and counterparties to our foreign-exchange and interest-rate agreements of challenging global economic conditions and recent and possible future changes in global financial markets; and the related risk that our allowance for doubtful accounts may not be adequate;
- Any changes in business, political and economic conditions due to actual or threatened terrorist activity in the U.S. and other parts of the world and related U.S. military action overseas;
- Growth in costs and expenses;
- Changes in our product, segment and geographic mix; and

- Impact of acquisitions, divestitures, restructurings, product recalls and withdrawals and other unusual items, including (i) our ability to realize the projected benefits of our acquisition of King Pharmaceuticals, Inc.; (ii) our ability to realize the projected benefits of our cost-reduction and productivity initiatives, including those related to our research and development organization; and (iii) the impact of the strategic alternatives that we decide to pursue for our Animal Health and Nutrition businesses.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of anticipated results is subject to substantial risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-Q, 8-K and 10-K reports and our other filings with the SEC.

Certain risks, uncertainties and assumptions are discussed here and under the heading entitled "Risk Factors" in Part I, Item 1A. of our Annual Report on Form 10-K for the year ended December 31, 2011, which will be filed in February 2012. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

This report includes discussion of certain clinical studies relating to various in-line products and/or product candidates. These studies typically are part of a larger body of clinical data relating to such products or product candidates, and the discussion herein should be considered in the context of the larger body of data. In addition, clinical trial data are subject to differing interpretations, and, even when we view data as sufficient to support the safety and/or effectiveness of a product candidate or a new indication for an in-line product, regulatory authorities may not share our views and may require additional data or may deny approval altogether.

Financial Risk Management

The overall objective of our financial risk management program is to seek to minimize the impact of foreign exchange rate movements and interest rate movements on our earnings. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

Foreign Exchange Risk

A significant portion of our revenues and earnings is exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities.

Foreign exchange risk is also managed through the use of foreign currency forward-exchange contracts. These contracts are used to offset the potential earnings effects from mostly intercompany short-term foreign currency assets and liabilities that arise from operations. Foreign currency swaps are used to offset the potential earnings effects from foreign currency debt. We also use foreign currency forward-exchange contracts and foreign currency swaps to hedge the potential earnings effects from short-term and long-term foreign currency investments, third-party loans and intercompany loans.

In addition, under certain market conditions, we protect against possible declines in the reported net investments of our Japanese yen subsidiaries. In these cases, we use currency swaps or foreign currency debt.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to foreign exchange rate changes. The fair values of these instruments were determined using various methodologies. For additional details, see Notes to Consolidated Financial Statements—*Note 7A. Financial Instruments: Selected Financial Assets and Liabilities.* In this sensitivity analysis, we assumed that the change in one currency's rate relative to the U.S. dollar would not have an effect on other currencies' rates relative to the U.S. dollar; all other factors were held constant. If the dollar were to appreciate in 2011 against all other currencies by 10%, the expected adverse impact on net income related to our financial instruments would be immaterial. For additional details, see Notes to Consolidated Financial Statements—*Note 7E. Financial Instruments: Derivative Financial Instruments and Hedging Activities.*

Interest Rate Risk

Our U.S. dollar interest-bearing investments, loans and borrowings are subject to interest rate risk. We also are subject to interest rate risk on euro debt, investments and currency swaps, U.K. debt and currency swaps, Japanese yen short and long-term borrowings and currency swaps. We seek to invest, loan and borrow primarily on a short-term or variable-rate basis. From time to time, depending on market conditions, we will fix interest rates either through entering into fixed-rate investments and borrowings or through the use of derivative financial instruments such as interest rate swaps. In light of current market conditions, our current borrowings are primarily on a long-term, fixed-rate basis. We may change this practice as market conditions change.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to interest rate changes. The fair values of these instruments were determined using various methodologies. For additional details, see Notes to Consolidated Financial Statements—*Note 7A. Financial Instruments: Selected Financial Assets and Liabilities*. In this sensitivity analysis, we used a one hundred basis point parallel shift in the interest rate curve for all maturities and for all instruments; all other factors were held constant. If there were a one hundred basis point decrease in interest rates, the expected adverse impact on net income related to our financial instruments would be immaterial.

Contingencies

Legal Matters

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business, such as patent litigation, product liability and other product-related litigation, commercial litigation, environmental claims and proceedings, government investigations and guarantees and indemnifications (see Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies*).

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, and/or criminal charges, which could be substantial.

We believe that our claims and defenses in these matters are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. We do not believe that any of these matters will have a material adverse effect on our financial position. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations or cash flows in the period in which the amounts are paid and/or accrued.

We have accrued for losses that are both probable and reasonably estimable. Substantially all of these contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

Tax Matters

We account for income tax contingencies using a benefit recognition model. If our initial assessment fails to result in the recognition of a tax benefit, we regularly monitor our position and subsequently recognize the tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to more likely than not; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. We regularly re-evaluate our tax positions based on the results of audits of federal, state and foreign income tax filings, statute of limitations expirations, changes in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the "more-likely-than-not" standard.

Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to our uncertain tax positions, and such changes could be significant.

Management's Report on Internal Control Over Financial Reporting

Management's Report

We prepared and are responsible for the financial statements that appear in our 2011 Financial Report. These financial statements are in conformity with accounting principles generally accepted in the United States of America and, therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of other financial information that is included in this document.

Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2011.

The Company's independent auditors have issued their auditors' report on the Company's internal control over financial reporting. That report appears in our 2011 Financial Report under the heading, *Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.*



Ian Read
Chairman and Chief Executive Officer



Frank A. D'Amelio
Principal Financial Officer



Loretta V. Cangialosi
Principal Accounting Officer

February 28, 2012

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee has discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 114.

In addition, the Committee has reviewed and discussed with the independent registered public accounting firm the auditor's independence from the Company and its management. As part of that review, the Committee has received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Committee has discussed the independent registered public accounting firm's independence from the Company.

The Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditor's independence. The Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

As part of its responsibilities for oversight of the Company's Enterprise Risk Management process, the Committee has reviewed and discussed Company policies with respect to risk assessment and risk management, including discussions of individual risk areas, as well as an annual summary of the overall process.

The Committee has discussed with the Company's Internal Audit Department and independent registered public accounting firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance Officer and representatives of the independent registered public accounting firm, in regular and executive sessions to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the SEC. The Committee has selected, and the Board of Directors has ratified, the selection of the Company's independent registered public accounting firm for 2012.



W. Don Cornwell
Chair, Audit Committee

February 28, 2012

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of Pfizer Inc.:

We have audited the accompanying consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pfizer Inc. and Subsidiary Companies as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pfizer Inc. and Subsidiary Companies' internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2012 expressed an unqualified opinion on the effective operation of the Company's internal control over financial reporting.

KPMG LLP

KPMG LLP
New York, New York

February 28, 2012

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Pfizer Inc.:

We have audited the internal control over financial reporting of Pfizer Inc. and Subsidiary Companies as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pfizer Inc. and Subsidiary Companies' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pfizer Inc. and Subsidiary Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
New York, New York

February 28, 2012

Consolidated Statements of Income

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Revenues	**$67,425**	$67,057	$49,269
Costs and expenses:			
Cost of sales[(a)]	**15,085**	15,838	8,459
Selling, informational and administrative expenses[(a)]	**19,468**	19,480	14,752
Research and development expenses[(a)]	**9,112**	9,392	7,824
Amortization of intangible assets	**5,585**	5,403	2,877
Acquisition-related in-process research and development charges	**—**	125	68
Restructuring charges and certain acquisition-related costs	**2,934**	3,201	4,330
Other deductions—net	**2,479**	4,336	285
Income from continuing operations before provision for taxes on income	**12,762**	9,282	10,674
Provision for taxes on income	**4,023**	1,071	2,145
Income from continuing operations	**8,739**	8,211	8,529
Discontinued operations:			
Income from discontinued operations—net of tax	**8**	88	97
Gain/(loss) on sale of discontinued operations—net of tax	**1,304**	(11)	17
Discontinued operations—net of tax	**1,312**	77	114
Net income before allocation to noncontrolling interests	**10,051**	8,288	8,643
Less: Net income attributable to noncontrolling interests	**42**	31	8
Net income attributable to Pfizer Inc.	**$10,009**	$ 8,257	$ 8,635
Earnings per common share—basic:[(b)]			
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.11**	$ 1.02	$ 1.22
Discontinued operations—net of tax	**0.17**	0.01	0.02
Net income attributable to Pfizer Inc. common shareholders	**$ 1.28**	$ 1.03	$ 1.23
Earnings per common share—diluted:[(b)]			
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.11**	$ 1.01	$ 1.21
Discontinued operations—net of tax	**0.17**	0.01	0.02
Net income attributable to Pfizer Inc. common shareholders	**$ 1.27**	$ 1.02	$ 1.23
Weighted-average shares—basic	**7,817**	8,036	7,007
Weighted-average shares—diluted	**7,870**	8,074	7,045

(a) Exclusive of amortization of intangible assets, except as disclosed in *Note 1K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

(b) EPS amounts may not add due to rounding.

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Balance Sheets

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PREFERRED STOCK ISSUED AND PER COMMON SHARE DATA)	AS OF DECEMBER 31,	
	2011	2010
Assets		
Cash and cash equivalents	**$ 3,539**	$ 1,735
Short-term investments	**23,219**	26,277
Accounts receivable, less allowance for doubtful accounts: 2011—$227; 2010—$208	**13,608**	13,380
Short-term loans	**51**	467
Inventories	**7,769**	8,275
Taxes and other current assets	**9,441**	9,440
Assets of discontinued operations and other assets held for sale	**101**	1,439
Total current assets	**57,728**	61,013
Long-term investments and loans	**9,457**	9,747
Property, plant and equipment, less accumulated depreciation	**16,938**	18,645
Goodwill	**45,067**	43,928
Identifiable intangible assets, less accumulated amortization	**53,833**	57,555
Taxes and other noncurrent assets	**4,979**	4,126
Total assets	**$188,002**	$195,014
Liabilities and Shareholders' Equity		
Short-term borrowings, including current portion of long-term debt: 2011—$6; 2010—$3,502	**$ 4,018**	$ 5,603
Accounts payable	**3,836**	3,994
Dividends payable	**1,796**	1,601
Income taxes payable	**1,013**	951
Accrued compensation and related items	**2,169**	2,080
Other current liabilities	**15,237**	14,256
Liabilities of discontinued operations	**—**	151
Total current liabilities	**28,069**	28,636
Long-term debt	**34,931**	38,410
Pension benefit obligations	**6,355**	6,194
Postretirement benefit obligations	**3,344**	3,035
Noncurrent deferred tax liabilities	**19,597**	18,628
Other taxes payable	**6,886**	6,245
Other noncurrent liabilities	**6,199**	5,601
Total liabilities	**105,381**	106,749
Commitments and Contingencies		
Preferred stock, without par value, at stated value; 27 shares authorized; issued: 2011—1,112; 2010—1,279	**45**	52
Common stock, $0.05 par value; 12,000 shares authorized; issued: 2011—8,902; 2010—8,876	**445**	444
Additional paid-in capital	**71,423**	70,760
Employee benefit trusts	**(3)**	(7)
Treasury stock, shares at cost; 2011—1,327; 2010—864	**(31,801)**	(22,712)
Retained earnings	**46,210**	42,716
Accumulated other comprehensive loss	**(4,129)**	(3,440)
Total Pfizer Inc. shareholders' equity	**82,190**	87,813
Equity attributable to noncontrolling interests	**431**	452
Total shareholders' equity	**82,621**	88,265
Total liabilities and shareholders' equity	**$188,002**	$195,014

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Pfizer Inc. and Subsidiary Companies

	PFIZER INC. SHAREHOLDERS													
	PREFERRED STOCK		COMMON STOCK			EMPLOYEE BENEFIT TRUSTS		TREASURY STOCK						
(MILLIONS, EXCEPT PREFERRED SHARES)	SHARES	STATED VALUE	SHARES	PAR VALUE	ADD'L PAID-IN CAPITAL	SHARES	FAIR VALUE	SHARES	COST	RETAINED EARNINGS	ACCUM. OTHER COMP. INC./(LOSS)	SHARE-HOLDERS' EQUITY	NON-CONTROLLING INTERESTS	TOTAL SHARE-HOLDERS' EQUITY
Balance, January 1, 2009	1,804	$ 73	8,863	$443	$70,283	(24)	$(425)	(2,117)	$(57,391)	$ 49,142	$(4,569)	$57,556	$ 184	$57,740
Comprehensive income:														
Net income										8,635		8,635	8	8,643
Other comprehensive income, net of tax											5,121	5,121	6	5,127
Total comprehensive income												13,756	14	13,770
Acquisition of Wyeth								1,319	35,733	(12,430)		23,303	330	23,633
Cash dividends declared—														
Common stock										(4,916)		(4,916)		(4,916)
Preferred stock										(5)		(5)		(5)
Noncontrolling interests													(5)	(5)
Stock option transactions					130	—	9					139		139
Employee benefit trust transactions—net					(61)	7	111					50		50
Preferred stock conversions and redemptions	(293)	(12)			(1)			—	3			(10)		(10)
Purchase of subsidiary shares from noncontrolling interests					(66)							(66)	(102)	(168)
Other			6	—	212	(2)	(28)	(1)	23			207	11	218
Balance, December 31, 2009	1,511	61	8,869	443	70,497	(19)	(333)	(799)	(21,632)	40,426	552	90,014	432	90,446
Comprehensive income:														
Net income										8,257		8,257	31	8,288
Other comprehensive income/(loss), net of tax											(3,992)	(3,992)	5	(3,987)
Total comprehensive income												4,265	36	4,301
Cash dividends declared—														
Common stock										(5,964)		(5,964)		(5,964)
Preferred stock										(3)		(3)		(3)
Noncontrolling interests													(17)	(17)
Stock option transactions					161	1	14					175		175
Purchases of common stock								(61)	(1,000)			(1,000)		(1,000)
Employee benefit trust transactions—net					(19)	16	292					273		273
Preferred stock conversions and redemptions	(232)	(9)			(1)			—	2			(8)		(8)
Other			7	1	122	2	20	(4)	(82)			61	1	62
Balance, December 31, 2010	1,279	52	8,876	444	70,760	—	(7)	(864)	(22,712)	42,716	(3,440)	87,813	452	88,265
Comprehensive income:														
Net income										**10,009**		**10,009**	**42**	**10,051**
Other comprehensive loss, net of tax											**(689)**	**(689)**	**(45)**	**(734)**
Total comprehensive income												**9,320**	**(3)**	**9,317**
Cash dividends declared—														
Common stock										**(6,512)**		**(6,512)**		**(6,512)**
Preferred stock										**(3)**		**(3)**		**(3)**
Noncontrolling interests													**(19)**	**(19)**
Stock option transactions					**312**							**312**		**312**
Purchases of common stock								**(459)**	**(9,000)**			**(9,000)**		**(9,000)**
Preferred stock conversions and redemptions	**(167)**	**(7)**			**(2)**			**—**	**1**			**(8)**		**(8)**
Other			**26**	**1**	**353**	**—**	**4**	**(4)**	**(90)**	**—**		**268**	**1**	**269**
Balance, December 31, 2011	**1,112**	**$ 45**	**8,902**	**$445**	**$71,423**	**—**	**$ (3)**	**(1,327)**	**$(31,801)**	**$ 46,210**	**$(4,129)**	**$82,190**	**$ 431**	**$82,621**

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statements of Cash Flows

Pfizer Inc. and Subsidiary Companies

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Operating Activities			
Net income before allocation to noncontrolling interests	**$ 10,051**	$ 8,288	$ 8,643
Adjustments to reconcile net income before allocation to noncontrolling interests to net cash provided by operating activities:			
Depreciation and amortization	**9,026**	8,487	4,757
Share-based compensation expense	**419**	405	349
Asset write-offs and impairment charges	**1,198**	3,486	305
Acquisition-related in-process research and development charges	**—**	125	68
(Gain)/loss on disposals	**15**	(155)	(670)
(Gain)/loss on sale of discontinued operations	**(1,688)**	11	(15)
Deferred taxes from continuing operations	**264**	1,937	(9,590)
Deferred taxes on discontinued operations	**190**	16	8
Benefit plan contributions (in excess of)/less than expense	**(1,775)**	(688)	546
Other non-cash adjustments	**(189)**	(19)	199
Other changes in assets and liabilities, net of acquisitions and divestitures:			
Accounts receivable	**(66)**	(608)	252
Inventories	**1,084**	2,917	1,631
Other assets	**582**	(906)	(851)
Accounts payable and other liabilities	**1,147**	824	1,501
Other tax accounts, net	**(18)**	(12,666)	9,454
Net cash provided by operating activities	**20,240**	11,454	16,587
Investing Activities			
Purchases of property, plant and equipment	**(1,660)**	(1,513)	(1,205)
Purchases of short-term investments	**(18,428)**	(10,931)	(35,331)
Proceeds from redemptions and sales of short-term investments	**13,615**	4,543	42,364
Net proceeds from redemptions and sales of short-term investments with original maturities of 90 days or less	**10,874**	5,950	5,775
Purchases of long-term investments	**(4,063)**	(3,920)	(6,888)
Proceeds from redemptions and sales of long-term investments	**2,147**	4,381	6,504
Proceeds from redemptions of short-term loans	**561**	1,156	1,158
Issuances of short-term loans	**(19)**	(151)	(565)
Proceeds from redemptions of long-term loans	**—**	356	—
Issuances of long-term loans	**(200)**	(208)	(61)
Acquisitions, net of cash acquired	**(3,282)**	(273)	(43,123)
Proceeds from sale of business	**2,376**	—	—
Other investing activities	**279**	118	100
Net cash provided by/(used in) investing activities	**2,200**	(492)	(31,272)
Financing Activities			
Proceeds from short-term borrowings	**12,810**	6,400	31,159
Principal payments on short-term borrowings	**(3,826)**	(9,249)	(34,969)
Net proceeds/(payments) on short-term borrowings with original maturities of 90 days or less	**(7,540)**	(1,297)	874
Proceeds from issuances of long-term debt	**1**	—	24,023
Principal payments on long-term debt	**(6,986)**	(6)	(967)
Purchases of common stock	**(9,000)**	(1,000)	—
Cash dividends paid	**(6,234)**	(6,088)	(5,548)
Other financing activities	**168**	66	(91)
Net cash provided by/(used in) financing activities	**(20,607)**	(11,174)	14,481
Effect of exchange-rate changes on cash and cash equivalents	**(29)**	(31)	60
Net increase/(decrease) in cash and cash equivalents	**1,804**	(243)	(144)
Cash and cash equivalents at beginning of year	**1,735**	1,978	2,122
Cash and cash equivalents at end of year	**$ 3,539**	$ 1,735	$ 1,978
Supplemental Cash Flow Information			
Non-cash transactions:			
Acquisition of Wyeth, treasury stock issued	**$ —**	$ —	$ 23,303
Cash paid during the period for:			
Income taxes	**$ 2,938**	$ 11,775	$ 2,300
Interest	**2,085**	2,155	935

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

1. Significant Accounting Policies

A. Consolidation and Basis of Presentation

The consolidated financial statements include our parent company and all subsidiaries, and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The decision whether or not to consolidate an entity requires consideration of majority voting interests, as well as effective economic or other control over the entity. Typically, we do not seek control by means other than voting interests. For subsidiaries operating outside the United States (U.S.), the financial information is included as of and for the year ended November 30 for each year presented. Substantially all unremitted earnings of international subsidiaries are free of legal and contractual restrictions. All significant transactions among our businesses have been eliminated.

As a result of our decision to sell our Capsugel business, we show the operating results of Capsugel as *Discontinued operations—net of tax* for all periods presented (see *Note 2D. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures*). Also, due to a change in management approach, we now have different operating segments and have restated our prior period segment information to conform to the current period presentation (see *Note 18A. Segment, Geographic and Other Revenue Information: Segment Information*). In addition, we made certain reclassification adjustments to conform prior-period amounts to the current period presentation, primarily related to the classification of certain receivables.

On January 31, 2011 (the acquisition date), we completed the tender offer for the outstanding shares of common stock of King Pharmaceuticals, Inc. (King) and acquired approximately 92.5% of the outstanding shares for approximately $3.3 billion in cash. On February 28, 2011, we acquired the remaining outstanding shares of King for approximately $300 million in cash (for additional information, see *Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of King Pharmaceuticals, Inc.*). Commencing from the acquisition date, our financial statements include the assets, liabilities, operating results and cash flows of King. As a result, our consolidated financial statements for the year ended December 31, 2011 reflect approximately 11 months of King's U.S. operations and approximately 10 months of King's international operations.

On October 15, 2009, we completed our acquisition of Wyeth in a cash-and-stock transaction valued on that date at approximately $68.2 billion (for additional information, see *Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of Wyeth*). Commencing from the acquisition date, our financial statements reflect the assets, liabilities, operating results and cash flows of Wyeth. As a result, our consolidated financial statements for the year ended December 31, 2009 reflect approximately two-and-a-half months of Wyeth's U.S. operations and approximately one-and-a-half months of Wyeth's international operations.

B. New Accounting Standards

The provisions of the following new accounting standards were adopted in 2011 and did not have a significant impact on our consolidated financial statements:

- Guidelines that address the recognition and presentation of the fee paid by pharmaceutical companies beginning on January 1, 2011 to the U.S. Treasury as a result of U.S. Healthcare Legislation. As a result of adopting this new standard, we are recording the fee ratably throughout the year in *Selling, informational and administrative expenses*.
- An amendment to the guidelines that address the accounting for multiple-deliverable arrangements to enable companies to account for certain products or services separately rather than as a combined unit.

C. Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures, including amounts recorded and disclosed in connection with acquisitions. These estimates and underlying assumptions can impact all elements of our financial statements. For example, in the consolidated statements of income, estimates are used when accounting for deductions from revenues (such as rebates, chargebacks, sales returns and sales allowances), determining cost of sales, allocating cost in the form of depreciation and amortization, and estimating restructuring charges and the impact of contingencies. On the consolidated balance sheets, estimates are used in determining the valuation and recoverability of assets, such as accounts receivables, investments, inventories, fixed assets and intangible assets (including acquired in-process research & development (IPR&D) assets and goodwill), and estimates are used in determining the reported amounts of liabilities, such as taxes payable, benefit obligations, the impact of contingencies, rebates, chargebacks, sales returns and sales allowances, and restructuring reserves, all of which also impact the consolidated statements of income.

Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable but that can be inherently uncertain and unpredictable. If our estimates and assumptions are not representative of actual outcomes, our results could be materially impacted.

As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We are subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. We regularly evaluate our estimates and assumptions using historical experience and expectations about the future. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in our financial statements on a prospective basis unless they are required to be treated retrospectively under relevant accounting standards. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

D. Acquisitions

Our consolidated financial statements include the operations of an acquired business after the completion of the acquisition. We account for acquired businesses using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date and that the fair value of acquired IPR&D be recorded on the balance sheet. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. When we acquire net assets that do not constitute a business as defined in U.S. GAAP, no goodwill is recognized.

Contingent consideration, if any, is included as part of the acquisition cost and is recognized at fair value as of the acquisition date. Any liability resulting from contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved. These changes in fair value are recognized in earnings.

Amounts recorded for acquisitions can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions*.

E. Fair Value

We are often required to measure certain assets and liabilities at fair value, either upon initial measurement or for subsequent accounting or reporting. For example, we use fair value extensively in the initial measurement of net assets acquired in a business combination and when accounting for and reporting on certain financial instruments. We estimate fair value using an exit price approach, which requires, among other things, that we determine the price that would be received to sell an asset or paid to transfer a liability in an orderly market. The determination of an exit price is considered from the perspective of market participants, considering the highest and best use of assets and, for liabilities, assuming that the risk of non-performance will be the same before and after the transfer.

When estimating fair value, depending on the nature and complexity of the asset or liability, we may use one or all of the following approaches:

- Income approach, which is based on the present value of a future stream of net cash flows.
- Market approach, which is based on market prices and other information from market transactions involving identical or comparable assets or liabilities.
- Cost approach, which is based on the cost to acquire or construct comparable assets less an allowance for functional and/or economic obsolescence.

These fair value methodologies depend on the following types of inputs:

- Quoted prices for identical assets or liabilities in active markets (Level 1 inputs).
- Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable (Level 2 inputs).
- Unobservable inputs that reflect estimates and assumptions (Level 3 inputs).

A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

F. Foreign Currency Translation

For most of our international operations, local currencies have been determined to be the functional currencies. We translate functional currency assets and liabilities to their U.S. dollar equivalents at rates in effect at the balance sheet date and record these translation adjustments in *Other comprehensive income/(loss)*. We translate functional currency statement of income amounts to their U.S. dollar equivalents at average rates for the period. The effects of converting non-functional currency assets and liabilities into the functional currency are recorded in *Other deductions—net*.

For operations in highly inflationary economies, we translate monetary items at rates in effect at the balance sheet date, with translation adjustments recorded in *Other deductions—net*, and non-monetary items at historical rates.

G. Revenues

Revenue Recognition—We record revenues from product sales when the goods are shipped and title passes to the customer. At the time of sale, we also record estimates for a variety of sales deductions, such as sales rebates, discounts and incentives, and product returns. When we cannot reasonably estimate the amount of future product returns and/or other sales deductions, we record revenues when the risk of product return and/or additional sales deductions have been substantially eliminated. We record sales of certain of our vaccines to the U.S. government as part of the Pediatric Vaccine Stockpile program; these rules require that for fixed commitments made by the U.S. government, we record revenues when risk of ownership for the completed product has been passed to the U.S. government. There are no specific performance obligations associated with products sold under this program.

Deductions from Revenues—As is typical in the biopharmaceutical industry, our gross product sales are subject to a variety of deductions that generally are estimated and recorded in the same period that the revenues are recognized and primarily represent rebates and discounts to government agencies, wholesalers, distributors and managed care organizations with respect to our biopharmaceutical products. These deductions represent estimates of the related obligations.

Specifically:

- In the U.S., we record provisions for pharmaceutical Medicaid, Medicare and contract rebates based upon our experience ratio of rebates paid and actual prescriptions written during prior quarters. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. In addition, to account for the impacts of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (together, U.S. Healthcare Legislation), we also consider the increase in minimum rebate and extension of Medicaid prescription drug rebates for drugs dispensed to enrollees. We estimate discounts on branded prescription drug sales to Medicare Part D participants in the Medicare "coverage gap," also known as the "doughnut hole," based on historical experience of beneficiary prescriptions and consideration of the utilization that is expected to result from the new discount in the coverage gap. As appropriate, we will adjust these ratios to better match our current experience or our expected future experience. For contract rebates, we also consider current contract terms, such as changes in formulary status and discount rates.

- Outside the U.S., the majority of our pharmaceutical rebates, discounts and price reductions are contractual or legislatively mandated, and our estimates are based on actual invoiced sales within each period; both of these elements help to reduce the risk of variations in the estimation process. Some European countries base their rebates on the government's unbudgeted pharmaceutical spending, and we use an estimated allocation factor (based on historical payments) and total revenues by country against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us to monitor the adequacy of these accruals.

- Provisions for pharmaceutical chargebacks (primarily reimbursements to wholesalers for honoring contracted prices to third parties) closely approximate actual as we settle these deductions generally within two to five weeks of incurring the liability.

- Provisions for pharmaceutical returns are based on a calculation for each market that incorporates the following, as appropriate: local returns policies and practices; returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf life by product; an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as loss of exclusivity, product recalls or a changing competitive environment. Generally, returned products are destroyed, and customers are refunded the sales price in the form of a credit.

- We record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs.

Our accruals for Medicaid rebates, Medicare rebates, performance-based contract rebates and chargebacks were $3.3 billion as of December 31, 2011, and $3.0 billion as of December 31, 2010, and substantially all are included in *Other current liabilities*.

Amounts recorded for sales deductions can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions*.

Taxes collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis; that is, they are excluded from *Revenues*.

Collaborative Arrangements—Payments to and from our collaboration partners are presented in our consolidated statements of income based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable accounting guidance. Under co-promotion agreements, we record the amounts received from our partners as alliance revenues, a component of *Revenues*, when our co-promotion partners are the principal in the transaction and we receive a share of their net sales or profits. Alliance revenues are recorded when our co-promotion partners ship the product and title passes to their customers. The related expenses for selling and marketing these products are included in *Selling, informational and administrative expenses*. In collaborative arrangements where we manufacture a product for our partner, we record revenues when our partner sells the product and title passes to its customer. All royalty payments to collaboration partners are recorded as part of *Cost of sales*.

H. Cost of Sales and Inventories

We carry inventories at the lower of cost or market. The cost of finished goods, work in process and raw materials is determined using average actual cost. We regularly review our inventories for impairment and reserves are established when necessary.

I. Selling, Informational and Administrative Expenses

Selling, informational and administrative costs are expensed as incurred. Among other things, these expenses include the internal and external costs of marketing, advertising, shipping and handling, information technology and legal defense.

Advertising expenses relating to production costs are expensed as incurred, and the costs of radio time, television time and space in publications are expensed when the related advertising occurs. Advertising expenses totaled approximately $3.9 billion in 2011, $4.0 billion in 2010 and $2.9 billion in 2009.

J. Research and Development Expenses

Research and development (R&D) costs are expensed as incurred. These expenses include the costs of our proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements. Before a compound receives regulatory approval in a major market, we record upfront and milestone payments made by us to third parties under licensing arrangements as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a compound receives regulatory approval in a major market, we record any milestone payments in *Identifiable intangible assets, less accumulated amortization* and, unless the assets are determined to have an indefinite life, we amortize them on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter.

K. Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets

Long-lived assets include:

- *Goodwill*—Goodwill represents the excess of the consideration transferred for an acquired business over the assigned values of its net assets. Goodwill is not amortized.
- *Identifiable intangible assets, less accumulated amortization*—These acquired assets are recorded at our cost. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives that are associated with marketed products are not amortized until a useful life can be determined. Intangible assets associated with IPR&D projects are not amortized until approval is obtained in a major market, typically either the U.S. or the European Union (EU), or in a series of other countries, subject to certain specified conditions and management judgment. The useful life of an amortizing asset generally is determined by identifying the period in which substantially all of the cash flows are expected to be generated.
- *Property, plant and equipment, less accumulated depreciation*—These assets are recorded at our cost and are increased by the cost of any significant improvements after purchase. Property, plant and equipment assets, other than land and construction in progress, are depreciated on a straight-line basis over the estimated useful life of the individual assets. Depreciation begins when the asset is ready for its intended use. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.

Amortization expense related to finite-lived acquired intangible assets that contribute to our ability to sell, manufacture, research, market and distribute products, compounds and intellectual property are included in *Amortization of intangible assets* as they benefit multiple business functions. Amortization expense related to intangible assets that are associated with a single function and depreciation of property, plant and equipment are included in *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate.

We review all of our long-lived assets for impairment indicators throughout the year and we perform detailed testing whenever impairment indicators are present. In addition, we perform detailed impairment testing for goodwill and indefinite-lived assets at least annually. When necessary, we record charges for impairments. Specifically:

- For finite-lived intangible assets, such as Developed Technology Rights, and for other long-lived assets, such as property, plant and equipment, whenever impairment indicators are present, we calculate the undiscounted value of the projected cash flows associated with the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.
- For indefinite-lived intangible assets, such as Brands and IPR&D assets, annually and whenever impairment indicators are present, we determine the fair value of the asset and record an impairment loss, if any, for the excess of book value over fair value. In addition, in all cases of an impairment review other than for IPR&D assets, we re-evaluate whether continuing to characterize the asset as indefinite-lived is appropriate.
- For goodwill, annually and whenever impairment indicators are present, we determine the fair value of each reporting unit and compare the fair value to its book value. If the carrying amount is found to be greater, we then determine the implied fair value of goodwill by subtracting the fair value of all the identifiable net assets other than goodwill from the fair value of the reporting unit and record an impairment loss for the excess, if any, of the book value of goodwill over the implied fair value.

Impairment reviews can involve a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

L. Restructuring Charges and Certain Acquisition-Related Costs

We may incur restructuring charges in connection with acquisitions when we implement plans to restructure and integrate the acquired operations or in connection with our cost-reduction and productivity initiatives. Included in *Restructuring charges and certain acquisition-related costs* are all restructuring charges and certain costs associated with acquiring and integrating an acquired business. (If the restructuring action results in a change in the estimated useful life of an asset, that incremental impact is classified in *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate). Termination costs are a significant component of our restructuring charges and are generally recorded when the actions are probable and estimable. Transaction costs, such as banking, legal, accounting and other costs incurred in connection with an acquisition are expensed as incurred.

Amounts recorded for restructuring charges and other associated costs can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

M. Cash Equivalents and Statement of Cash Flows

Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased. If items meeting this definition are part of a larger investment pool, we classify them as *Short-term investments.*

Cash flows associated with financial instruments designated as fair value or cash flow hedges may be included in operating, investing or financing activities, depending on the classification of the items being hedged. Cash flows associated with financial instruments designated as net investment hedges are classified according to the nature of the hedge instrument. Cash flows associated with financial instruments that do not qualify for hedge accounting treatment are classified according to their purpose and accounting nature.

N. Investments, Loans and Derivative Financial Instruments

Many, but not all, of our financial instruments are carried at fair value. For example, substantially all of our cash equivalents, short-term investments and long-term investments are classified as available-for-sale securities and are carried at fair value, with changes in unrealized gains and losses, net of tax, reported in *Other comprehensive/(loss)* (see *Note 6. Other Comprehensive Income/ (Loss)).* Derivative financial instruments are carried at fair value in various balance sheet categories (see *Note 7A. Financial Instruments: Selected Financial Assets and Liabilities*), with changes in fair value reported in current earnings or deferred for qualifying hedging relationships. Virtually all of our valuation measurements for investments, loans and derivative financial instruments are based on the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable.

Realized gains or losses on sales of investments are determined by using the specific identification cost method.

Investments where we have significant influence over the financial and operating policies of the investee are accounted for under the equity method. Under the equity method, we record our share of the investee's income and expenses in our income statements. The excess of the cost of the investment over our share in the equity of the investee on acquisition date is allocated to the identifiable assets of the investee, with any remainder allocated to goodwill. Such investments are initially recorded at cost, which typically does not include amounts of contingent consideration.

We regularly evaluate all of our financial assets for impairment. For investments in debt and equity securities, when a decline in fair value, if any, is determined to be other-than-temporary, an impairment charge is recorded, and a new cost basis in the investment is established. For loans, an impairment charge is recorded if it is probable that we will not be able to collect all amounts due according to the loan agreement.

Impairment reviews can involve a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

O. Deferred Tax Assets and Liabilities and Income Tax Contingencies

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws. We provide a valuation allowance when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax-planning strategies.

We account for income tax contingencies using a benefit recognition model. If we consider that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. Under the benefit recognition model, if our initial assessment fails to result in the recognition of a tax benefit, we regularly monitor our position and subsequently recognize the tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to more likely than not; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. We regularly re-evaluate our tax positions based on the results of audits of federal, state and foreign income tax filings, statute of limitations expirations, changes in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the "more-likely-than-not" standard. Liabilities associated with uncertain tax positions are classified as current only when we expect to pay cash within the next 12 months. Interest and penalties, if any, are recorded in *Provision for taxes on income* and are classified on our consolidated balance sheet with the related tax liability.

Amounts recorded for valuation allowances and income tax contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

P. Pension and Postretirement Benefit Plans

The majority of our employees worldwide are covered by defined benefit pension plans, defined contribution plans or both. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans, as well as other postretirement benefit plans, consisting primarily of healthcare and life insurance for retirees. Beginning on January 1, 2011, for employees hired in the U.S. and Puerto Rico after December 31, 2010, we no longer offer a defined benefit plan and, instead, offer an enhanced benefit under our defined contribution plan. We recognize the overfunded or underfunded status of each of our defined benefit plans as an asset or liability on our consolidated balance sheet. The obligations generally are measured at the actuarial present value of all benefits attributable to employee service rendered, as provided by the applicable benefit formula. Our pension and other postretirement obligations may include assumptions such as long-term rate of return on plan assets, expected employee turnover and participant mortality. For our pension plans, the obligation may also include assumptions as to future compensation levels. For our other postretirement benefit plans, the obligation may include assumptions as to the expected cost of providing the healthcare and life insurance benefits, as well as the extent to which those costs are shared with the employee or others (such as governmental programs). Plan assets are measured at fair value. Net periodic benefit costs are recognized, as required, into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate.

Amounts recorded for pension and postretirement benefit plans can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

Q. Legal and Environmental Contingencies

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business, such as patent litigation, product liability and other product-related litigation, commercial litigation, environmental claims and proceedings, government investigations and guarantees and indemnifications. We record accruals for these contingencies to the extent that we conclude that a loss is both probable and reasonably estimable. If some amount within a range of loss appears to be a better estimate than any other amount within the range, we accrue that amount. Alternatively, when no amount within a range of loss appears to be a better estimate than any other amount, we accrue the lowest amount in the range. We record anticipated recoveries under existing insurance contracts when recovery is assured.

Amounts recorded for contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

R. Share-Based Payments

Our compensation programs can include share-based payments. All grants under share-based payment programs are accounted for at fair value and these fair values generally are amortized on a straight-line basis over the vesting terms into *Cost of sales, Selling, informational and administrative expenses,* and *Research and development expenses*, as appropriate.

Amounts recorded for share-based compensation can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

2. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments

A. Acquisition of Wyeth

Description of the Transaction

On October 15, 2009 (the acquisition date), we acquired all of the outstanding equity of Wyeth in a cash-and-stock transaction, valued at the acquisition date at approximately $68.2 billion, in which each share of Wyeth common stock outstanding, with certain limited exceptions, was canceled and converted into the right to receive $33.00 in cash without interest and 0.985 of a share of Pfizer common stock. The stock component was valued at $17.40 per share of Wyeth common stock based on the closing market price of Pfizer's common stock on the acquisition date, resulting in a total merger consideration value of $50.40 per share of Wyeth common stock.

Wyeth's core business was the discovery, development, manufacture and sale of prescription pharmaceutical products, including vaccines, for humans. Other operations of Wyeth included the discovery, development, manufacture and sale of consumer healthcare products (over-the-counter products), nutritionals and animal health products. Wyeth was a diversified healthcare company, with product offerings in human, animal, and consumer health, including vaccines, biologics, small molecules and nutrition, across developed and emerging markets. The acquisition of Wyeth added to our pipeline of biopharmaceutical development projects endeavoring to develop medicines to help patients in critical areas, including oncology, pain, inflammation, Alzheimer's disease, psychoses and diabetes.

In connection with the regulatory approval process, we were required to divest certain animal health assets. Certain of these assets were sold in each of the periods presented. It is possible that additional divestitures of animal health assets may be required based on ongoing regulatory reviews in other jurisdictions worldwide, but they are not expected to be significant to our business.

Fair Value of Consideration Transferred

The consideration transferred to acquire Wyeth follows:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	CONVERSION CALCULATION	FAIR VALUE	FORM OF CONSIDERATION
Wyeth common stock outstanding as of the acquisition date	1,339.6		
Multiplied by Pfizer's stock price as of the acquisition date multiplied by the exchange ratio of 0.985 ($17.66[a] x 0.985)	$17.40	$23,303	Pfizer common stock[a], [b]
Wyeth common stock outstanding as of the acquisition date	1,339.6		
Multiplied by cash consideration per common share outstanding	$33.00	44,208	Cash
Wyeth stock options canceled for a cash payment[c]		405	Cash
Wyeth restricted stock/restricted stock units and other equity-based awards canceled for a cash payment		320	Cash
Total fair value of consideration transferred		$68,236	

[a] The fair value of Pfizer's common stock used in the conversion calculation represents the closing market price of Pfizer's common stock on the acquisition date.
[b] Approximately 1.3 billion shares of Pfizer common stock, previously held as Pfizer treasury stock, were issued to former Wyeth shareholders. The excess of the average cost of Pfizer treasury stock issued over the fair value of the stock portion of the consideration transferred to acquire Wyeth was recorded as a reduction to *Retained earnings*.
[c] Each Wyeth stock option, whether or not vested and exercisable on the acquisition date, was canceled for a cash payment equal to the excess of the per share value of the merger consideration (calculated on the basis of the volume-weighted average of the per share price of Pfizer common stock on the New York Stock Exchange Transaction Reporting System for the five consecutive trading days ending two days prior to the acquisition date) over the per share exercise price of the Wyeth stock option.
Certain amounts may reflect rounding adjustments.

Recording of Assets Acquired and Liabilities Assumed

The transaction has been accounted for using the acquisition method of accounting which requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date and that the fair value of acquired IPR&D be recorded on the balance sheet.

While most assets and liabilities were measured at fair value, a single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. Our judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

The assets acquired and liabilities assumed from Wyeth follow:

(MILLIONS OF DOLLARS)	AMOUNTS RECOGNIZED AS OF ACQUISITION DATE (FINAL)
Working capital, excluding inventories[(a)]	$ 16,366
Inventories	7,971
Property, plant and equipment	9,838
Identifiable intangible assets, excluding in-process research and development	36,062
In-process research and development	13,822
Other noncurrent assets	2,394
Long-term debt	(11,187)
Benefit obligations	(3,175)
Net tax accounts[(b)]	(23,738)
Other noncurrent liabilities	(1,908)
Total identifiable net assets	46,445
Goodwill[(c)]	22,117
Net assets acquired	68,562
Less: Amounts attributable to noncontrolling interests	(326)
Total consideration transferred	$ 68,236

[(a)] Includes cash and cash equivalents, short-term investments, accounts receivable, other current assets, assets held for sale, accounts payable and other current liabilities.
[(b)] As of the acquisition date, included in *Taxes and other current assets* ($1.2 billion), *Taxes and other noncurrent assets* ($2.8 billion), *Income taxes payable* ($500 million), *Other current liabilities* ($11.1 billion), *Noncurrent deferred tax liabilities* ($14.0 billion) and *Other taxes payable* ($2.1 billion, including accrued interest of $300 million).
[(c)] Goodwill recognized as of the acquisition date totaled $19.3 billion for our three biopharmaceutical operating segments and $2.8 billion for our Animal Health and Consumer Healthcare and our Nutrition operating segments. (Since the acquisition of Wyeth, we have revised our operating segments. See *Note 18A. Segment, Geographic and Other Revenue Information: Segment Information.*)

As of the acquisition date, the fair value of accounts receivable approximated book value acquired. The gross contractual amount receivable was $4.2 billion, of which $140 million was not expected to be collected.

As part of the acquisition, we acquired liabilities for environmental, legal and tax matters, as well as guarantees and indemnifications that Wyeth incurred in the ordinary course of business. These matters can include contingencies. Except as specifically excluded by the relevant accounting standard, contingencies are required to be measured at fair value as of the acquisition date, if the acquisition-date fair value of the asset or liability arising from a contingency can be determined. If the acquisition-date fair value of the asset or liability cannot be determined, the asset or liability would be recognized at the acquisition date if both of the following criteria were met: (i) it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (ii) the amount of the asset or liability can be reasonably estimated.

- *Environmental Matters*—In the ordinary course of business, Wyeth incurred liabilities for environmental matters such as remediation work, asset retirement obligations and environmental guarantees and indemnifications. Virtually all liabilities for environmental matters, including contingencies, were measured at fair value and approximated $570 million as of the acquisition date.

- *Legal Matters*—Wyeth was involved in various legal proceedings, including product liability, patent, commercial, environmental, antitrust matters and government investigations, of a nature considered normal to its business (see *Note 17. Commitments and Contingencies*). Due to the uncertainty of the variables and assumptions involved in assessing the possible outcomes of events related to these items, an estimate of fair value was not determinable. As such, these contingencies were measured under the same "probable and estimable" standard previously used by Wyeth. Liabilities for legal contingencies approximated $1.3 billion as of the acquisition date, which included the recording of additional adjustments of approximately $260 million for legal matters that we intended to resolve in a manner different from what Wyeth had planned or intended.

- *Tax Matters*—In the ordinary course of business, Wyeth incurred liabilities for income taxes. Income taxes are exceptions to both the recognition and fair value measurement principles associated with the accounting for business combinations. Reserves for income tax contingencies continue to be measured under the benefit recognition model as previously used by Wyeth (see *Note 1O. Significant Accounting Policies: Deferred Tax Assets and Liabilities and Income Tax Contingencies*). Net liabilities for income taxes approximated $23.7 billion as of the acquisition date, which included $1.8 billion for uncertain tax positions (not including $300 million of accrued interest). The net tax liability included the recording of additional adjustments of approximately $14.4 billion for the tax impact of fair value adjustments and $10.5 billion for income tax matters that we intended to resolve in a manner different from what Wyeth had planned or intended. For example, because we planned to repatriate certain overseas funds, we provided deferred taxes on Wyeth's unremitted earnings, as well as on certain book/tax basis differentials related to investments in certain foreign subsidiaries for which no taxes had been previously provided by Wyeth as it was Wyeth's intention to permanently reinvest those earnings and investments.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the acquisition of Wyeth includes the following:

- the expected synergies and other benefits that we believed would result from combining the operations of Wyeth with the operations of Pfizer;
- any intangible assets that did not qualify for separate recognition, as well as future, as yet unidentified projects and products; and
- the value of the going-concern element of Wyeth's existing businesses (the higher rate of return on the assembled collection of net assets versus if Pfizer had acquired all of the net assets separately).

Goodwill is not amortized and is not deductible for tax purposes (see *Note 10A. Goodwill and Other Intangible Assets: Goodwill* for additional information).

Actual and Pro Forma Impact of Acquisition

The revenue and earnings of Wyeth included in Pfizer's consolidated statements of income follow:

(MILLIONS OF DOLLARS)	WYETH'S OPERATIONS INCLUDED IN PFIZER's 2009 RESULTS[a]
Revenues	$ 3,303
Loss from continuing operations attributable to Pfizer Inc. common shareholders[b]	(2,191)

[a] The results of Wyeth are included from the acquisition date of October 15, 2009.

[b] Includes purchase accounting adjustments related to the fair value adjustments for acquisition-date inventory that has been sold ($904 million pre-tax), amortization of identifiable intangible assets acquired from Wyeth ($512 million pre-tax), and restructuring charges and additional depreciation—asset restructuring ($2.1 billion pre-tax).

Supplemental pro forma information follows:

(MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)	UNAUDITED PRO FORMA CONSOLIDATED RESULTS[a] YEAR ENDED DECEMBER 31,2009
Revenues	$67,859
Income from continuing operations attributable to Pfizer Inc. common shareholders	11,436
Diluted earnings per common share attributable to Pfizer Inc. common shareholders	1.41

[a] The pro forma information assumes that the acquisition of Wyeth had occurred on January 1, 2009 for the year ended December 31, 2009.

The unaudited pro forma consolidated results were prepared using the acquisition method of accounting and are based on the historical financial information of Pfizer and Wyeth, reflecting Pfizer and Wyeth results of operations for a 12 month period. The historical financial information has been adjusted to give effect to the pro forma events that are: (i) directly attributable to the acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results. The unaudited pro forma consolidated results are not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisition on January 1, 2009. In addition, the unaudited pro forma consolidated results do not purport to project the future results of operations of the combined company nor do they reflect the expected realization of any cost savings associated with the acquisition. The unaudited pro forma consolidated results reflect primarily the following pro forma pre-tax adjustments:

- Elimination of Wyeth's historical intangible asset amortization expense (approximately $88 million).
- Additional amortization expense (approximately $2.4 billion) related to the fair value of identifiable intangible assets acquired.
- Additional depreciation expense (approximately $200 million) related to the fair value adjustment to property, plant and equipment acquired.
- Additional interest expense (approximately $316 million) associated with the incremental debt we issued in 2009 to partially finance the acquisition and a reduction of interest income (approximately $320 million) associated with short-term investments under the assumption that a portion of these investments would have been used to partially fund the acquisition. In addition, a reduction in interest expense (approximately $129 million) related to the fair value adjustment of Wyeth debt.
- Elimination of $904 million related to the fair value adjustments to acquisition-date inventory that has been sold, which is considered non-recurring. There is no long-term continuing impact of the fair value adjustments to acquisition-date inventory, and, as such, the impact of those adjustments is not reflected in the unaudited pro forma operating results.
- Elimination of $834 million of costs which are directly attributable to the acquisition, and which do not have a continuing impact on the combined company's operating results. Included in these costs are advisory, legal and regulatory costs incurred by both legacy Pfizer and legacy Wyeth and costs related to a bridge term loan credit agreement with certain financial institutions that has been terminated.

In addition, all of the above adjustments were adjusted for the applicable tax impact. The taxes associated with the fair value adjustments for acquired intangible assets, property, plant and equipment and legacy Wyeth debt, as well as the elimination of the impact of the fair value step-up of acquired inventory reflect the statutory tax rates in the various jurisdictions where the fair value adjustments occurred. The taxes associated with incremental debt to partially finance the acquisition reflect a 38.3% tax rate since the debt is an obligation of a U.S. entity and is taxed at the combined effective U.S. federal statutory and state rate. The taxes associated with the elimination of the costs directly attributable to the acquisition reflect a 28.4% effective tax rate since the costs were incurred in the U.S. and were either taxed at the combined effective U.S. federal statutory and state rate or not deductible for tax purposes depending on the type of expenditure.

B. Acquisition of King Pharmaceuticals, Inc.

Description of the Transaction

On January 31, 2011 (the acquisition date), we completed a tender offer for the outstanding shares of common stock of King at a purchase price of $14.25 per share in cash and acquired approximately 92.5% of the outstanding shares. On February 28, 2011, we acquired all of the remaining shares of King for $14.25 per share in cash. As a result, the total fair value of consideration transferred for King was approximately $3.6 billion in cash ($3.2 billion, net of cash acquired).

King's principal businesses consist of a prescription pharmaceutical business focused on delivering new formulations of pain treatments designed to discourage common methods of misuse and abuse; the Meridian auto-injector business for emergency drug delivery, which develops and manufactures the EpiPen; an established products portfolio; and an animal health business that offers a variety of feed-additive products for a wide range of species.

Recording of Assets Acquired and Liabilities Assumed

The assets acquired and liabilities assumed from King follow:

(MILLIONS OF DOLLARS)	AMOUNTS RECOGNIZED AS OF ACQUISITION DATE (FINAL)[(a)]
Working capital, excluding inventories	$ 155
Inventories	340
Property, plant and equipment	412
Identifiable intangible assets, excluding in-process research and development	1,806
In-process research and development	303
Net tax accounts	(328)
All other long-term assets and liabilities, net	102
Total identifiable net assets	2,790
Goodwill[(b)]	765
Net assets acquired/total consideration transferred	$3,555

[(a)] Measurement period adjustments were not significant and did not have a significant impact on our earnings, balance sheets or cash flows in any interim period in 2011 and, therefore, we did not retrospectively adjust our interim financial statements.

[(b)] Goodwill recorded as of the acquisition date totaled $720 million for our three biopharmaceutical operating segments and $45 million for our Animal Health and Consumer Healthcare operating segment. (Since the acquisition of King, we have revised our operating segments. See *Note 18A. Segment, Geographic and Other Revenue Information: Segment Information.)*

As of the acquisition date, the fair value of accounts receivable approximated book value acquired. The gross contractual amount receivable was $200 million, virtually all of which was expected to be collected.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the acquisition of King includes the following:

- the expected synergies and other benefits that we believed would result from combining the operations of King with the operations of Pfizer;
- any intangible assets that did not qualify for separate recognition, as well as future, yet unidentified projects and products; and
- the value of the going-concern element of King's existing businesses (the higher rate of return on the assembled collection of net assets versus if Pfizer had acquired all of the net assets separately).

Goodwill is not amortized and is not deductible for tax purposes (see *Note 10A. Goodwill and Other Intangible Assets: Goodwill* for additional information).

The assets and liabilities arising from contingencies recognized as of the acquisition date are not significant to Pfizer's consolidated financial statements.

Actual and Pro Forma Impact of Acquisition

Revenues from King are included in Pfizer's consolidated statements of income from the acquisition date, January 31, 2011, through Pfizer's domestic and international year-ends and were $1.3 billion in 2011. We are no longer able to provide the results of operations attributable to King as those operations have now been substantially integrated.

Supplemental pro forma information follows:

(MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)	UNAUDITED PRO FORMA CONSOLIDATED RESULTS[(a)] YEAR ENDED DECEMBER 31, 2011	2010
Revenues	**$67,534**	$68,432
Net income attributable to Pfizer Inc. common shareholders	**10,228**	8,013
Diluted earnings per share attributable to Pfizer Inc. common shareholders	**1.30**	0.99

(a) The pro forma information for December 31, 2011 and 2010 assumes that the acquisition of King occurred on January 1, 2010.

The unaudited pro forma consolidated results do not purport to project the future results of operations of the combined company nor do they reflect the expected realization of any cost savings associated with the acquisition. The unaudited pro forma consolidated results reflect the historical financial information of Pfizer and King, adjusted for the following pre-tax amounts:

- Elimination of King's historical intangible asset amortization expense (approximately $6 million in 2011 and $116 million in 2010).
- Additional amortization expense (approximately $15 million in 2011 and $190 million in 2010) related to the fair value of identifiable intangible assets acquired.
- Additional depreciation expense (approximately $3 million in 2011 and $35 million in 2010) related to the fair value adjustment to property, plant and equipment acquired.
- Adjustment related to the fair value adjustments to acquisition-date inventory estimated to have been sold (elimination of $160 million charge in 2011 and addition of $160 million charge in 2010).
- Adjustment for acquisition-related costs directly attributable to the acquisition (elimination of $224 million of charges in 2011 and addition of $224 million of charges in 2010, reflecting charges incurred by both King and Pfizer).

C. Other Acquisitions

Excaliard

On November 30, 2011, we completed our acquisition of Excaliard Pharmaceuticals, Inc. (Excaliard), a privately-owned biopharmaceutical company focused on developing novel drugs for the treatment of skin fibrosis, more commonly referred to as skin scarring. Excaliard 's lead compound, EXC-001, is an antisense oligonucleotide designed to interrupt the process of fibrosis by inhibiting expression of connective tissue growth factor (CTGF), and has produced positive clinical results in reducing scar severity in certain Phase 2 trials. The total consideration for the acquisition was approximately $174 million, which consisted of an upfront payment to Excaliard's shareholders of about $86 million and contingent consideration with an estimated acquisition-date fair value of about $88 million. The contingent consideration consists of up to $230 million in additional payments that are contingent upon attainment of future regulatory and revenue milestones. In connection with this acquisition, we recorded approximately $257 million in *Identifiable intangible assets—in-process research and development.*

The fair value of the contingent consideration at the acquisition date was estimated by utilizing a probability-weighted income approach. We started with an estimate of the timing of the potential cash payments by year, based on our expectation as to when the future regulatory and commercial milestones might be achieved, adjusted the payments to reflect the likelihood of payment, and then discounted each of those projected payments to arrive at a present value amount. Subsequent to the acquisition date, we remeasure the contingent consideration liability at current fair value at every reporting period with changes recorded in *Other deductions—net.*

Icagen

On September 20, 2011, we completed our cash tender offer for the outstanding shares of Icagen, Inc. (Icagen), resulting in approximately 70% ownership of the outstanding shares of Icagen, a biopharmaceutical company focused on discovery, development and commercialization of novel orally-administered small molecule drugs that modulate ion channel targets. On October 27, 2011, we acquired all of the remaining shares of Icagen. In connection with this acquisition, we recorded approximately $19 million in *Identifiable intangible assets.*

FoldRx Pharmaceuticals, Inc.

On October 6, 2010, we completed our acquisition of FoldRx Pharmaceuticals, Inc. (FoldRx), a privately-held drug discovery and clinical development company, whose portfolio includes clinical and preclinical programs for investigational compounds to treat diseases caused by protein misfolding. The total consideration for the acquisition was approximately $400 million, which consisted of an upfront payment to FoldRx's shareholders of about $200 million and contingent consideration with an estimated acquisition-date fair value of about $200 million. The contingent consideration consists of up to $455 million in additional payments that are contingent upon the attainment of future regulatory and commercial milestones. In connection with this acquisition, we recorded approximately $500 million in *Identifiable intangible assets—in-process research and development* and approximately $60 million in *Goodwill.*

The fair value of the contingent consideration at the acquisition date was estimated by utilizing a probability-weighted income approach. We started with an estimate of the probability weighted potential cash payments by year, based on our expectation as to when the future regulatory and commercial milestones might be achieved, and then we discounted each of those projected payments to arrive at a present value amount. Subsequent to the acquisition date, we remeasure the contingent consideration liability at current fair value at every reporting period with changes recorded in *Other deductions—net.*

FoldRx's lead product candidate, Vyndaqel (tafamidis meglumine), a first-in-class oral therapy for the treatment of transthyretin familial amyloid polyneuropathy (TTR-FAP), a progressively fatal genetic neurodegenerative disease, for which liver transplant is the only treatment option currently available, was approved in the EU in November 2011 and our new drug application was accepted for review in the U.S. in February 2012. As a result of the November EU approval and changes in the commercial forecasts, we increased our contingent consideration liability by approximately $85 million in 2011, with the changes recorded in *Other deductions – net*.

D. Divestitures

On August 1, 2011, we completed the sale of our Capsugel business for approximately $2.4 billion in cash. In connection with the decision to sell, the operating results associated with the Capsugel business are classified as *Discontinued operations—net of tax* in the consolidated statements of income for all periods presented, and the assets and liabilities associated with this business are classified into *Assets of discontinued operations and other assets held for sale* and *Liabilities of discontinued operations*, as appropriate, in the consolidated balance sheets for all applicable periods presented.

The components of *Discontinued operations—net of tax*, substantially all of which relate to our Capsugel business, follow:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Revenues	**$ 507**	$752	$740
Pre-tax (loss)/income from discontinued operations	**$ 31**	$140	$148
Provision for taxes on income[a], [c]	**23**	52	51
Income from discontinued operations—net of tax	**8**	88	97
Pre-tax gain/(loss) on sale of discontinued operations	**1,688**	(11)	15
Provision/(benefit) for taxes on income[b], [d]	**384**	—	(2)
Gain/(loss) on sale of discontinued operations—net of tax	**1,304**	(11)	17
Discontinued operations—net of tax	**$1,312**	$ 77	$114

[a] Deferred tax amounts are not significant for 2011.
[b] Includes a deferred tax expense of $190 million for 2011.
[c] Includes deferred tax expense of $16 million and $8 million, respectively for 2010 and 2009.
[d] Deferred tax amounts are not significant for 2010 and 2009.

The components of *Assets of discontinued operations and other assets held for sale* and *Liabilities of discontinued operations*, most of which relate to our Capsugel business, follow:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2010
Accounts receivable	$ 186
Inventories	130
Taxes and other current assets	47
Property, plant and equipment	1,009
Goodwill	19
Identifiable intangible assets	3
Taxes and other noncurrent assets	45
Assets of discontinued operations and other assets held for sale	$1,439
Current liabilities	$ 124
Other liabilities	27
Liabilities of discontinued operations	$ 151

The net cash flows of our discontinued operations for each of the categories of operating, investing and financing activities were not significant for any period presented.

E. Collaborative Arrangements

In the normal course of business, we enter into collaborative arrangements with respect to in-line medicines, as well as medicines in development that require completion of research and regulatory approval. Collaborative arrangements are contractual agreements with third parties that involve a joint operating activity, typically a research and/or commercialization effort, where both we and our partner are active participants in the activity and are exposed to the significant risks and rewards of the activity. Our rights and obligations under our collaborative arrangements vary. For example, we have agreements to co-promote pharmaceutical products discovered by us or other companies, and we have agreements where we partner to co-develop and/or participate together in commercializing, marketing, promoting, manufacturing and/or distributing a drug product.

The amounts and classification of payments (income/(expense)) between us and our collaboration partners follow:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Revenues—Revenues[a]	**$1,029**	$ 710	$ 676
Revenues—Alliance revenues[b]	**3,630**	4,084	2,925
Total revenues from collaborative arrangements	**4,659**	4,794	3,601
Cost of sales[c]	**(420)**	(124)	(175)
Selling, informational and administrative expenses[d]	**(237)**	(131)	10
Research and development expenses[e]	**(299)**	(316)	(361)
Other deductions—net	**34**	37	37

[a] Represents sales to our partners of products manufactured by us.
[b] Substantially all relate to amounts earned from our partners under co-promotion agreements.
[c] Primarily relates to royalties earned by our partners and cost of sales associated with inventory purchased from our partners.
[d] Represents net reimbursements from our partners/(to our partners) for selling, informational and administrative expenses incurred.
[e] Primarily related to net reimbursements, as well as upfront payments and milestone payments earned by our partners. The upfront and milestone payments were as follows: $210 million in 2011, $147 million in 2010 and $150 million in 2009.

The amounts disclosed in the above table do not include transactions with third parties other than our collaboration partners, or other costs associated with the products under the collaborative arrangements. In addition, during 2011 we paid $61 million in milestones to a collaboration partner. These payments were recorded in *Identifiable intangible assets-developed technology rights.*

F. Equity-Method Investments

Investment in Laboratório Teuto Brasileiro

On November 8, 2010, we consummated our partnership to develop and commercialize generic medicines with Laboratório Teuto Brasileiro S.A. (Teuto) a leading generics company in Brazil. As part of the transaction, we acquired a 40 percent equity stake in Teuto, and entered into a series of commercial agreements. The partnership is enhancing our position in Brazil, a key emerging market, by providing access to Teuto's portfolio of products. Through this partnership, we have access to significant distribution networks in rural and suburban areas in Brazil and the opportunity to register and commercialize Teuto's products in various markets outside of Brazil. Under the terms of our purchase agreement with Teuto, we made an upfront payment at the closing of approximately $230 million. In addition, Teuto will be eligible to receive a performance-based milestone payment from us in 2012 of up to approximately $200 million. We have an option to acquire the remaining 60 percent of Teuto's shares beginning in 2014, and Teuto's shareholders have an option to sell their 60 percent stake to us beginning in 2015. The portion of the total arrangement consideration that was allocated to the net call/put option, based on relative fair values of the 40% equity investment and net option respectively, is being accounted for at cost and will be evaluated for impairment on an ongoing basis.

We are accounting for our interest in Teuto as an equity method investment due to the significant influence we have over the operations of Teuto through our board representation, minority veto rights and 40% voting interest. Our investment in Teuto is reported as a private equity investment in *Long-term investments and loans.* Our share of Teuto's income and expenses is recorded in *Other deductions—net.*

Formation of ViiV

On October 30, 2009, we and GlaxoSmithKline plc (GSK) created a new company, ViiV Healthcare Limited (ViiV), which is focused solely on research, development and commercialization of human immunodeficiency virus (HIV) medicines. We and GSK have contributed certain existing HIV-related products, pipeline assets and research assets to ViiV and will perform R&D and manufacturing services. The R&D Services Agreement provides that we will perform R&D services for pipeline and marketed products contributed by us and that such services be billed at our internal cost plus a profit margin. After two and a half years, either party may terminate this agreement with six months' notice. The Contract Manufacturing Agreement provides that we will manufacture and supply products to ViiV for four years at a price that incorporates a profit margin. Prior to the agreed termination date, ViiV may terminate this agreement at any time with approximately one-year's notice. Further, Pfizer and GSK have entered into a 3-year Research Alliance Agreement with ViiV under which each party, at its sole discretion, may conduct research programs in order to achieve Proof of Concept for an HIV Therapy Compound. ViiV will have a right of first negotiation on compounds that reach Proof of Concept.

We recognized a gain of approximately $482 million in connection with the formation, which was recorded in *Other deductions—net* in the fourth quarter of 2009. Since we held a 15% equity interest in ViiV, we had an indirect retained interest in the contributed assets; as such, 15% of the gain, or $72 million, is the portion of the gain associated with that indirect retained interest. In valuing our investment in ViiV (which includes the indirect retained interest in the contributed assets), we used discounted cash flow techniques, utilizing an 11% discount rate and a terminal year growth factor of 3%.

We currently hold a 15% equity interest and GSK holds an 85% equity interest in ViiV. The equity interests will be adjusted in the event that specified sales and regulatory milestones are achieved. Our equity interest in ViiV could vary from 9% to 30.5%, and GSK's equity interest could vary from 69.5% to 91%, depending upon the milestones achieved with respect to the original assets contributed to ViiV by us and by GSK. Each company also may be entitled to preferential dividend payments to the extent that specific sales thresholds are met in respect of the marketed products and pipeline assets originally contributed.

We are accounting for our interest in ViiV as an equity method investment due to the significant influence we have over the operations of ViiV through our board representation and minority veto rights. Our investment in ViiV is reported as a private equity investment in *Long-term investments and loans*. Our share of ViiV's income and expenses is recorded in *Other deductions—net.*

3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives

We incur significant costs in connection with acquiring businesses and restructuring and integrating acquired businesses and in connection with our global cost-reduction and productivity initiatives. For example:

- for our cost-reduction and productivity initiatives, we typically incur costs and charges associated with site closings and other facility rationalization actions, workforce reductions and the expansion of shared services, including the development of global systems; and
- for our acquisition activity, we typically incur costs that can include transaction costs, integration costs (such as expenditures for consulting and the integration of systems and processes) and restructuring charges, related to employees, assets and activities that will not continue in the combined company.

All of our businesses and functions can be impacted by these actions, including sales and marketing, manufacturing and research and development, as well as functions such as information technology, shared services and corporate operations. In early February 2011, we announced a new research and productivity initiative to accelerate our strategies to improve innovation and overall productivity in R&D by prioritizing areas with the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas with the highest potential to deliver value in the near term and over time.

The components of costs incurred in connection with our acquisitions and our cost-reduction/productivity initiatives follow:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2011**	2010	2009
Transaction costs[a]	**$ 30**	$ 22	$ 768
Integration costs[b]	**730**	1,004	569
Restructuring charges[c]			
Employee termination costs	**1,791**	1,114	2,564
Asset impairments	**256**	870	159
Other	**127**	191	270
Restructuring charges and certain acquisition-related costs	**2,934**	3,201	4,330
Additional depreciation—asset restructuring, recorded in our consolidated statements of income as follows[d]:			
Cost of Sales	**557**	527	133
Selling, informational and administrative expenses	**75**	227	53
Research and development expenses	**607**	34	55
Total additional depreciation—asset restructuring	**1,239**	788	241
Implementation costs, recorded in our consolidated statements of income as follows[e]			
Cost of sales	**250**	—	46
Selling, informational and administrative expenses	**25**	—	159
Research and development expenses	**72**	—	36
Other deductions—net	**—**	—	9
Total implementation costs	**347**	—	250
Total costs associated with cost-reduction and productivity initiatives and acquisition activity	**$4,520**	$3,989	$4,821

[a] Transaction costs represent external costs directly related to acquired businesses and primarily include expenditures for banking, legal, accounting and other similar services. Substantially all of the costs incurred in 2009 were fees related to a $22.5 billion bridge term loan credit agreement entered into with certain financial institutions on March 12, 2009 to partially fund our acquisition of Wyeth. The bridge term loan credit agreement was terminated in June 2009 as a result of our issuance of approximately $24.0 billion of senior unsecured notes in the first half of 2009.

[b] Integration costs represent external, incremental costs directly related to integrating acquired businesses, and primarily include expenditures for consulting and the integration of systems and processes.

[c] From the beginning of our cost-reduction and productivity initiatives in 2005 through December 31, 2011, *Employee termination costs* represent the expected reduction of the workforce by approximately 57,400 employees, mainly in manufacturing and sales and research, of which approximately 42,800 employees have been terminated as of December 31, 2011. Employee termination costs are generally recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits, many of which may be paid out during periods after termination. *Asset impairments* primarily include charges to write down property, plant and equipment to fair value. *Other* primarily includes costs to exit certain assets and activities.

The restructuring charges in 2011 are associated with the following:

- Primary Care operating segment ($593 million), Specialty Care and Oncology operating segment ($220 million), Established Products and Emerging Markets operating segment ($110 million), Animal Health and Consumer Healthcare operating segment ($51 million), Nutrition operating segment ($4 million), research and development operations ($489 million), manufacturing operations ($280 million) and Corporate ($427 million).

The restructuring charges in 2010 are associated with the following:

- Primary Care operating segment ($71 million), Specialty Care and Oncology operating segment ($197 million), Established Products and Emerging Markets operating segment ($43 million), Animal Health and Consumer Healthcare operating segment ($46 million), Nutrition operating segment ($4 million), research and development operations ($292 million), manufacturing operations ($1.1 billion) and Corporate ($455 million).
- The restructuring charges in 2009 are associated with the following:
- Our three biopharmaceutical operating segments ($1.3 billion), Animal Health and Consumer Healthcare operating segment ($250 million), Nutrition operating segment ($4 million income), research and development operations ($339 million), manufacturing operations ($292 million) and Corporate ($781 million).

[d] Additional depreciation—asset restructuring represents the impact of changes in the estimated useful lives of assets involved in restructuring actions.
[e] Implementation costs generally represent external, incremental costs directly related to implementing our non-acquisition-related cost-reduction and productivity initiatives.

The components of restructuring charges follow:

(MILLIONS OF DOLLARS)	COSTS INCURRED 2005-2011	ACTIVITY THROUGH DECEMBER 31, 2011[a]	ACCRUAL AS OF DECEMBER 31, 2011[b]
Employee termination costs	**$10,602**	**$ 8,167**	**$2,434**
Asset impairments	**2,564**	**2,564**	**—**
Other	**1,022**	**931**	**92**
Total	**$14,188**	**$11,662**	**$2,526**

[a] Includes adjustments for foreign currency translation.
[b] Included in *Other current liabilities* ($1.6 billion) and *Other noncurrent liabilities* ($928 million).

4. Other Deductions—Net

The components of *Other deductions—net* follow:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Interest income	**$ (458)**	$ (402)	$ (747)
Interest expense	**1,681**	1,797	1,232
Net interest expense[a]	**1,223**	1,395	485
Royalty-related income	**(570)**	(579)	(243)
Net gains on asset disposals[b]	**(1)**	(262)	(188)
Certain legal matters, net[c]	**790**	1,737	234
Certain asset impairment charges[d]	**863**	2,175	417
Gain related to ViiV[e]	**—**	—	(482)
Other, net	**174**	(130)	62
Other deductions—net	**$2,479**	$4,336	$ 285

[a] 2011 vs. 2010 - Interest income increased due to higher cash balances and higher interest rates earned on investments. Interest expense decreased due to lower long- and short-term debt balances and the conversion of some fixed-rate liabilities to floating rate liabilities. 2010 vs. 2009—Interest expense increased due to our issuance of $13.5 billion of senior unsecured notes on March 24, 2009 and approximately $10.5 billion of senior unsecured notes on June 3, 2009, primarily related to the acquisition of Wyeth, as well as the addition of legacy Wyeth debt. Interest income decreased due to lower interest rates, coupled with lower average cash balances. Capitalized interest expense totaled $50 million in 2011, $36 million in 2010 and $34 million in 2009.
[b] In 2010 and 2009, represents gains on sales of certain investments and businesses. Net gains primarily include realized gains and losses on sales of available-for-sale securities: in 2011, 2010 and 2009, gross realized gains were $79 million, $153 million and $186 million, respectively. Gross realized losses were $73 million in 2011, $12 million in 2010 and $43 million in 2009. Proceeds, primarily from the sale of available-for-sale securities, were $10.2 billion in 2011, $5.3 billion in 2010 and $27.0 billion in 2009.
[c] In 2011, primarily relates to charges for hormone-replacement therapy litigation. In 2010, includes a $1.3 billion charge for asbestos litigation related to our wholly owned subsidiary, Quigley Company, Inc.
[d] The majority of the asset impairment charges for 2011 and 2010 are related to intangible assets, including in-process research and development (IPR&D) assets, which were acquired as part of our acquisition of Wyeth.

In 2011, the impairment charges of $863 million include (i) approximately $475 million of IPR&D assets, primarily related to two compounds for the treatment of certain autoimmune and inflammatory diseases; (ii) approximately $195 million related to our biopharmaceutical indefinite-lived brand, Xanax; and (iii) approximately $185 million of Developed Technology Rights comprising the impairments of five assets. These impairment charges reflect, among other things, the impact of new scientific findings and the increased competitive environment. The impairment charges are associated with the following: Worldwide Research and Development ($394 million); Established Products ($193 million); Specialty Care ($135 million); Primary Care ($56 million); Oncology ($56 million); Animal Health ($17 million); and other ($12 million).

In 2010, the impairment charges of $2.2 billion include (i) approximately $950 million of IPR&D assets, primarily Prevnar 13/Prevenar 13 Adult, a compound for the prevention of pneumococcal disease in adults age 50 and older, and Neratinib, a compound for the treatment of breast cancer; (ii) approximately $700 million of indefinite-lived Brands, related to Third Age, infant formulas for the first 12-36 months of age, and Robitussin, a cough suppressant; and (iii) approximately $550 million of Developed Technology Rights, primarily Thelin, a product that treated pulmonary hypertension, and Protonix, a product that treats erosive gastroesophageal reflux disease. These impairment charges, most of which occurred in the third quarter of 2010, reflect, among other things, the following: for IPR&D assets, the impact of changes to the development programs, the projected development and regulatory timeframes and the risk associated with these assets; for Brand assets, the current competitive environment and planned investment support; and, for Developed Technology Rights, in the case of Thelin, we voluntarily withdrew the product in regions where it was approved and discontinued all clinical studies worldwide, and for the others, an increased competitive environment. The impairment charges are generally associated with the following: Specialty Care ($708 million); Oncology ($396 million); Nutrition ($385 million); Consumer Healthcare ($292 million); Established Products ($182 million); Primary Care ($145 million); Worldwide Research and Development ($54 million); and other ($13 million).

In 2009, the impairment charge of $417 million primarily relates to certain materials used in our research and development activities that were no longer considered recoverable.

[e] Represents a gain related to ViiV, an equity method investment, which is focused solely on research, development and commercialization of HIV medicines (see *Note 2F. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Equity-Method Investments*).

5. Taxes on Income

A. Taxes on Income

The components of *Income from continuing operations before provision for taxes on income* follow:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2011**	2010	2009
United States	**$ (2,254)**	$ (2,513)	$ (3,694)
International	**15,016**	11,795	14,368
Income from continuing operations before provision for taxes on income[a], [b]	**$12,762**	$ 9,282	$10,674

[a] 2011 vs. 2010—The decrease in the domestic loss was primarily due to the non-recurrence of a charge of $1.3 billion (pre-tax) in 2010 for asbestos litigation related to our wholly owned subsidiary, Quigley Company, Inc., partially offset by a reduction in revenues due to the loss of exclusivity for several biopharmaceutical products and the impact of the U.S. Healthcare Legislation. The increase in international income was due to the favorable impact of foreign exchange, higher impairment charges in 2010, as well as increased revenues from the biopharmaceutical products such as the Prevnar/Prevenar franchise, Enbrel and Celebrex.

[b] 2010 vs. 2009—The decrease in the domestic loss was due to revenues from legacy Wyeth products and a reduction in domestic restructuring charges partially offset by increased amortization charges primarily related to identifiable intangibles in connection with our acquisition of Wyeth and litigation charges primarily related to our wholly owned subsidiary Quigley Company, Inc. The decrease in international income was due primarily to an increase in international restructuring and amortization charges plus the non-recurrence of the gain in 2009 in connection with the formation of ViiV, partially offset by revenues from legacy Wyeth products.

The components of *Provision for taxes on income* based on the location of the taxing authorities follow:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2011**	2010	2009
United States:			
Current income taxes:			
Federal	**$1,349**	$(2,763)	$ 10,151
State and local	**208**	(315)	68
Deferred income taxes:			
Federal	**349**	2,010	(10,005)
State and local	**(242)**	(6)	(93)
Total U.S. tax provision/(benefit)[a], [b], [c]	**1,664**	(1,074)	121
International:			
Current income taxes	**2,202**	2,212	1,516
Deferred income taxes	**157**	(67)	508
Total international tax provision	**2,359**	2,145	2,024
Provision for taxes on income[d]	**$4,023**	$ 1,071	$ 2,145

[a] In 2011, the Federal deferred income tax expense includes approximately $2.1 billion as a result of providing U.S. deferred income taxes on certain current-year funds earned outside of the U.S. that will not be permanently reinvested overseas. (See *Note 5C. Taxes on Income: Deferred Taxes.*)

(b) In 2010, the Federal current income tax benefit is primarily due to the tax benefit recorded in connection with our $1.4 billion settlement with the U.S. Internal Revenue Service and the reversal of $600 million of accruals related to interest on these unrecognized tax benefits. (See below). The Federal deferred income tax expense includes approximately $2.5 billion as a result of providing U.S. deferred income taxes on certain current-year funds earned outside of the U.S. that will not be permanently reinvested overseas. (See *Note 5C. Taxes on Income: Deferred Taxes*).

(c) In 2009, virtually all of the Federal current income tax expense was due to increased tax costs associated with certain business decisions executed to finance the Wyeth acquisition, including the decision to repatriate certain funds earned outside of the U.S. In addition, virtually all of the Federal deferred income tax benefit was due to a reduction of deferred tax liabilities recorded in connection with our acquisition of Wyeth. (See *Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of Wyeth*).

(d) In 2011, federal, state and international net tax liabilities assumed or established on the date of the acquisition primarily of King are excluded. In 2010 and 2009, federal, state and international net tax liabilities assumed or established on the date of the acquisition primarily of Wyeth are excluded. (See *Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of Wyeth* and *Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of King Pharmaceuticals, Inc.*)

Settlements and Other Items Impacting Provision for Taxes on Income

In 2011, the *Provision for taxes on income* was impacted by the following:

- Tax benefits of approximately $190 million resulting from the resolution of certain tax positions pertaining to prior years with various foreign tax authorities, and from the expiration of certain statutes of limitations, as well as the reversal of approximately $77 million of accruals related to interest on these unrecognized tax benefits;
- A tax benefit of approximately $80 million, inclusive of interest, resulting from the settlement of certain audits with the U.S. Internal Revenue Service; and
- Tax benefits of approximately $270 million resulting from charges related to the hormone-therapy litigation.

In 2011, the $248 million fee payable to the federal government, recorded in *Selling, informational and administrative expenses,* as a result of the U.S. Healthcare Legislation, is not deductible for U.S. income tax purposes.

In 2010, the *Provision for taxes on income* was impacted by the following:

- A tax benefit of approximately $1.4 billion recorded in the fourth quarter, related to an audit settlement with the U.S. Internal Revenue Service and the reversal of approximately $600 million of accruals related to interest on these unrecognized tax benefits;
- The write-off of approximately $270 million of deferred tax assets related to the Medicare Part D subsidy for retiree prescription drug coverage, resulting from the provisions of the U.S. Healthcare Legislation enacted in March 2010 concerning the tax treatment of that subsidy effective for tax years beginning after December 31, 2012;
- Tax benefits of approximately $320 million resulting from the resolution of certain tax positions pertaining to prior years with various foreign tax authorities, and the expiration of certain statute of limitations, as well as the reversal of approximately $140 million of accruals related to interest on these unrecognized tax benefits; and
- Tax benefits of approximately $506 million resulting from charges for asbestos litigation related to our wholly owned subsidiary, Quigley Company, Inc.

In 2009, the *Provision for taxes on income* was impacted by the following:

- A tax benefit of approximately $174 million, recorded in the third quarter, related to the final resolution of an agreement-in-principle with the DOJ to settle investigations of past promotional practices concerning Bextra and certain other investigations. This resulted in the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of our tax position; and
- A tax benefit of approximately $556 million related to the sale of one of our biopharmaceutical companies, Vicuron Pharmaceuticals, Inc. The sale, for nominal consideration, resulted in a loss for tax purposes. This tax benefit is a result of the significant initial investment in the entity at the time of acquisition, primarily reported as an income statement charge for IPR&D at acquisition date.

In 2009, we incurred certain costs associated with the Wyeth acquisition that are not deductible for tax purposes.

See also *Note 5D. Taxes on Income: Tax Contingencies.*

B. Tax Rate Reconciliation

The reconciliation of the U.S. statutory income tax rate to our effective tax rate for *Income from continuing operations* follows:

	YEAR ENDED DECEMBER 31,		
	2011	2010	2009
U.S. statutory income tax rate	**35.0%**	35.0%	35.0%
Taxation of non-U.S. operations [a]	**(3.3)**	2.2	(9.4)
Resolution of certain tax positions[b]	**(2.7)**	(26.4)	—
Sales of biopharmaceutical companies[c]	**0.2**	—	(5.1)
U.S. Healthcare Legislation[c]	**0.7**	2.8	—
U.S. research tax credit and manufacturing deduction	**(0.9)**	(2.3)	(1.3)
Legal settlements[c]	**—**	0.4	(1.6)
Acquired IPR&D[d]	**—**	0.5	0.2
Wyeth acquisition-related costs[c]	**—**	0.5	2.4
All other—net	**2.5**	(1.2)	(0.1)
Effective tax rate for income from continuing operations	**31.5%**	11.5%	20.1%

(a) For taxation of non-U.S. operations, this rate impact reflects the fact that we operate manufacturing subsidiaries in Puerto Rico, Ireland, and Singapore. We benefit from a Puerto Rican incentive grant that expires in 2029. Under the grant, we are partially exempt from income, property and municipal taxes. In Ireland, we benefited from an incentive tax rate effective through 2010 on income from manufacturing operations. In Singapore, we benefit from incentive tax rates effective through 2031 on income from manufacturing operations. The rate impact also reflects the jurisdictional location of earnings, the costs of certain repatriation decisions and uncertain tax positions.

(b) For a discussion about the resolution of certain tax positions, see *Note 5D. Taxes on Income: Tax Contingencies.*

(c) For a discussion about the sales of the biopharmaceutical companies, the impact of U.S. Healthcare Legislation, legal settlements and Wyeth acquisition related costs, see *Note 5A. Taxes on Income: Taxes on Income.*

(d) The charges for acquired IPR&D are primarily not deductible for tax purposes.

C. Deferred Taxes

Deferred taxes arise as a result of basis differentials between financial statement accounting and tax amounts.

The components of our deferred tax assets and liabilities, shown before jurisdictional netting follow:

	2011 DEFERRED TAX		2010 DEFERRED TAX	
(MILLIONS OF DOLLARS)	ASSETS	(LIABILITIES)	ASSETS	(LIABILITIES)
Prepaid/deferred items	**$ 1,611**	**$ (211)**	$ 1,321	$ (112)
Inventories	**324**	**(52)**	132	(59)
Intangibles	**1,713**	**(16,014)**	1,165	(17,104)
Property, plant and equipment	**226**	**(1,326)**	420	(2,146)
Employee benefits	**4,285**	**(524)**	4,479	(56)
Restructurings and other charges	**554**	**(95)**	1,359	(70)
Legal and product liability reserves	**1,812**	**—**	1,411	—
Net operating loss/credit carryforwards	**4,414**	**—**	4,575	—
Unremitted earnings	**—**	**(11,699)**	—	(9,524)
State and local tax adjustments	**476**	**—**	452	—
All other	**1,197**	**(125)**	601	(554)
Subtotal	**16,612**	**(30,046)**	15,915	(29,625)
Valuation allowance	**(1,201)**	**—**	(894)	—
Total deferred taxes	**$15,411**	**$(30,046)**	$15,021	$(29,625)
Net deferred tax liability[(a), (b)]		**$(14,635)**		$(14,604)

(a) 2011 vs. 2010—The net deferred tax liability position in 2011 was about the same as 2010 and reflects an increase in noncurrent deferred tax liabilities related to intangibles established in connection with our acquisition of King and an increase in noncurrent deferred tax liabilities on unremitted earnings, partially offset by the reduction in noncurrent deferred tax liabilities related to the amortization of identifiable intangibles, and an increase in current deferred tax assets established as a result of litigation charges related to hormone therapy.

(b) In 2011, included in *Taxes and other current assets* ($4.0 billion), *Taxes and other noncurrent assets* ($1.2 billion), *Other current liabilities* ($291 million) and *Noncurrent deferred tax liabilities* ($19.6 billion). In 2010, included in *Taxes and other current assets* ($3.0 billion), *Taxes and other noncurrent assets* ($1.2 billion), *Other current liabilities* ($108 million) and *Noncurrent deferred tax liabilities* ($18.6 billion).

We have carryforwards, primarily related to foreign tax credits, net operating and capital losses, and charitable contributions, which are available to reduce future U.S. federal and state, as well as international, income taxes payable with either an indefinite life or expiring at various times from 2012 to 2031. Certain of our U.S. net operating losses are subject to limitations under Internal Revenue Code Section 382.

Valuation allowances are provided when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax planning strategies.

As of December 31, 2011, we have not made a U.S. tax provision on approximately $63.0 billion of unremitted earnings of our international subsidiaries. As of December 31, 2011, as these earnings are intended to be permanently reinvested overseas, the determination of a hypothetical unrecognized deferred tax liability is not practicable.

D. Tax Contingencies

We are subject to income tax in many jurisdictions, and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. All of our tax positions are subject to audit by the local taxing authorities in each tax jurisdiction. These tax audits can involve complex issues, interpretations and judgments and the resolution of matters may span multiple years, particularly if subject to negotiation or litigation. For a description of our accounting policies associated with accounting for income tax contingencies, see Note 1O. Significant Accounting Policies: Deferred Tax Assets and Liabilities and Income Tax Contingencies. For a description of the risks associated with estimates and assumptions, see Note 1C. Significant Accounting Policies: Estimates and Assumptions.

Uncertain Tax Positions

As tax law is complex and often subject to varied interpretations, it is uncertain whether some of our tax positions will be sustained upon audit. As of December 31, 2011 and 2010, we had approximately $6.1 billion and $5.8 billion, respectively, in net liabilities associated with uncertain tax positions, excluding associated interest:

- Tax assets associated with uncertain tax positions primarily represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction. As of December 31, 2011 and 2010, we had approximately $1.2 billion and $1.0 billion, respectively, in assets associated with uncertain tax positions recorded in *Taxes and other noncurrent assets.*

- Tax liabilities associated with uncertain tax positions represent unrecognized tax benefits, which arise when the estimated benefit recorded in our financial statements differs from the amounts taken or expected to be taken in a tax return because of the uncertainties described above. These unrecognized tax benefits relate primarily to issues common among multinational corporations. Substantially all of these unrecognized tax benefits, if recognized, would impact our effective income tax rate.

The reconciliation of the beginning and ending amounts of gross unrecognized tax benefits follows:

(MILLIONS OF DOLLARS)	**2011**	2010	2009
Balance, January 1	**$(6,759)**	$(7,657)	$(5,372)
Acquisitions[(a)]	**(72)**	(49)	(1,785)
Increases based on tax positions taken during a prior period[(b)]	**(502)**	(513)	(79)
Decreases based on tax positions taken during a prior period[(b), (c)]	**271**	2,384	38
Decreases based on cash payments for a prior period	**575**	280	—
Increases based on tax positions taken during the current period[(b)]	**(855)**	(1,396)	(941)
Decreases based on tax positions taken during the current period	**—**	—	712
Impact of foreign exchange	**(89)**	104	(284)
Other, net[(d)]	**122**	88	54
Balance, December 31[(e)]	**$(7,309)**	$(6,759)	$(7,657)

(a) The amount in 2011 primarily relates to the acquisition of King and the amounts in 2010 and 2009 primarily relate to the acquisition of Wyeth.
(b) Primarily included in *Provision for taxes on income.*
(c) In 2011, 2010, and 2009, the decreases are primarily a result of effectively settling certain issues with the U.S. and foreign tax authorities. See discussions below.
(d) Primarily includes decreases as a result of a lapse of applicable statutes of limitations.
(e) In 2011, included in *Income taxes payable* ($357 million), *Taxes and other current assets* ($11 million), *Taxes and other noncurrent assets* ($225 million), *Noncurrent deferred tax liabilities* ($677 million) and *Other taxes payable* ($6.0 billion). In 2010, included in *Income taxes payable* ($421 million), *Taxes and other current assets* ($279 million), *Taxes and other noncurrent assets* ($169 million), *Noncurrent deferred tax liabilities* ($369 million) and *Other taxes payable* ($5.5 billion).

- Interest related to our unrecognized tax benefits is recorded in accordance with the laws of each jurisdiction and is recorded in *Provision for taxes on income* in our consolidated statements of income. In 2011, we recorded net interest expense of $203 million. In 2010, we recorded net interest income of $545 million, primarily as a result of settling certain issues with the U.S. and various foreign tax authorities, which are discussed below. In 2009, we recorded net interest expense of $191 million. Gross accrued interest totaled $951 million as of December 31, 2011 (reflecting a decrease of approximately $203 million as a result of cash payments) and $952 million as of December 31, 2010. In 2011, these amounts were included in *Income taxes payable* ($120 million), *Taxes and other current assets* ($2 million) and *Other taxes payable* ($829 million). In 2010, these amounts were included in *Income taxes payable* ($112 million), *Taxes and other current assets* ($122 million) and *Other taxes payable* ($718 million). Accrued penalties are not significant.

Status of Tax Audits and Potential Impact on Accruals for Uncertain Tax Positions

The United States is one of our major tax jurisdictions:

- During the first quarter of 2011, we reached a settlement with the U.S. Internal Revenue Service (IRS) with respect to the audits of the Wyeth tax returns for the years 2002 through 2005. The settlement resulted in an income tax benefit to Pfizer of approximately $80 million for income tax and interest. Tax years 2006 through the Wyeth acquisition date (October 15, 2009) are currently under audit.
- During the fourth quarter of 2010, we reached a settlement with the IRS related to issues we had appealed with respect to the audits of the Pfizer Inc. tax returns for the years 2002 through 2005, as well as the Pharmacia audit for the year 2003 through the date of merger with Pfizer (April 16, 2003). The IRS concluded its examination of the aforementioned tax years and issued a final Revenue Agent's Report (RAR). The Company agreed with all of the adjustments and computations contained in the RAR. As a result of settling these audit years, in the fourth quarter of 2010, we reduced our unrecognized tax benefits by approximately $1.4 billion and recorded a corresponding tax benefit. The fourth quarter and full year 2010 effective tax rates were also favorably impacted by the reversal of $600 million of accruals related to interest on these unrecognized tax benefits. The tax years 2006-2010 are currently under audit and the tax year 2011 is open but not under audit. All other tax years in the U.S. for Pfizer Inc. are closed under the statute of limitations.
- King's tax year 2008 and Alpharma, Inc.'s (a company acquired through the King acquisition) tax years 2005-2007 are currently under audit. Tax years 2009 through the date of acquisition (January 31, 2011) are open but not under audit. King's tax years prior to 2008 have been settled with the IRS. The open tax years and audits of King and its subsidiaries are not considered significant to Pfizer.

In addition to the open audit years in the U.S., we have open audit years in other major tax jurisdictions, such as Canada (1998-2011), Japan (2006-2011), Europe (2002-2011, primarily reflecting Ireland, the United Kingdom, France, Italy, Spain and Germany) and Puerto Rico (2007-2011). During 2011, we recognized approximately $190 million in tax benefits resulting from the resolution of certain tax positions pertaining to prior years with various foreign tax authorities, as well as from the expiration of certain statutes of limitations. The 2011 effective tax rate was also favorably impacted by approximately $77 million related to the reversal of accruals for interest on these unrecognized tax benefits. During 2010, we also recognized approximately $320 million in tax benefits resulting from the resolution of certain tax positions pertaining to prior years with various foreign tax authorities, as well as from the expiration of certain statutes of limitations. The 2010 effective tax rate was also favorably impacted by approximately $140 million related to the reversal of accruals for interest on these unrecognized tax benefits.

Any settlements or statute of limitations expirations could result in a significant decrease in our uncertain tax positions. We estimate that it is reasonably possible that within the next twelve months, our gross unrecognized tax benefits, exclusive of interest, could decrease by as much as $500 million, as a result of settlements with taxing authorities or the expiration of the statute of limitations. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible change related to our uncertain tax positions, and such changes could be significant.

6. Other Comprehensive Income/(Loss)

The components and changes in *Accumulated other comprehensive income/(loss)* follow:

	NET UNREALIZED GAINS/(LOSSES)			BENEFIT PLANS		
(MILLIONS OF DOLLARS)	CURRENCY TRANSLATION ADJUSTMENT AND OTHER	DERIVATIVE FINANCIAL INSTRUMENTS	AVAILABLE FOR-SALE SECURITIES	ACTUARIAL GAINS/ (LOSSES)	PRIOR SERVICE (COSTS)/ CREDITS AND OTHER	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)
Balance, January 1, 2009	$(1,389)	$ 28	$ (86)	$(3,132)	$ 10	$(4,569)
Other comprehensive income/(loss)—Pfizer Inc.[a]:						
Foreign currency translation adjustments	4,978	—	—	—	—	4,978
Unrealized holding gains	—	291	576	—	—	867
Reclassification adjustments to income[b]	5	(299)	(143)	—	—	(437)
Actuarial gains/(losses) and other benefit plan items	—	—	—	(701)	154	(547)
Amortization of actuarial losses and other benefit plan items	—	—	—	291	(6)	285
Curtailments and settlements—net	—	—	—	390	(5)	385
Other	2	—	—	(196)	(3)	(197)
Income taxes	(46)	(14)	(78)	(19)	(56)	(213)
						5,121
Balance, December 31, 2009	3,550	6	269	(3,367)	94	552
Other comprehensive income/(loss)—Pfizer Inc.[a]:						
Foreign currency translation adjustments	(3,544)	—	—	—	—	(3,544)
Unrealized holding gains/(losses)	—	(1,043)	7	—	—	(1,036)
Reclassification adjustments to income[b]	(7)	702	(141)	—	—	554
Actuarial gains/(losses) and other benefit plan items	—	—	—	(1,426)	550	(876)
Amortization of actuarial losses and other benefit plan items	—	—	—	262	(42)	220
Curtailments and settlements—net	—	—	—	266	(49)	217
Other	5	—	—	88	5	98
Income taxes	165	127	22	230	(169)	375
						(3,992)
Balance, December 31, 2010	169	(208)	157	(3,947)	389	(3,440)
Other comprehensive income/(loss)—Pfizer Inc.[a]:						
Foreign currency translation adjustments	**837**	**—**	**—**	**—**	**—**	**837**
Unrealized holding losses	**—**	**(502)**	**(143)**	**—**	**—**	**(645)**
Reclassification adjustments to income[b]	**(127)**	**239**	**15**	**—**	**—**	**127**
Actuarial gains/(losses) and other benefit plan items	**—**	**—**	**—**	**(2,459)**	**106**	**(2,353)**
Amortization of actuarial losses and other benefit plan items	**—**	**—**	**—**	**284**	**(69)**	**215**
Curtailments and settlements—net	**—**	**—**	**—**	**355**	**(91)**	**264**
Other	**4**	**—**	**—**	**(100)**	**3**	**(93)**
Income taxes	**61**	**110**	**17**	**747**	**24**	**959**
						(689)
Balance, December 31, 2011	**$ 944**	**$ (361)**	**$ 46**	**$(5,120)**	**$ 362**	**$(4,129)**

[a] Amounts do not include adjustments attributable to noncontrolling interests of $45 million loss in 2011, $5 million income in 2010 and $6 million income in 2009.

[b] The currency translation adjustments reclassified to income resulted from the sale of legal entities.

Income taxes are not provided for foreign currency translation relating to permanent investments in international subsidiaries.

As of December 31, 2011, we estimate that we will reclassify into 2012 income the following pre-tax amounts currently held in *Accumulated other comprehensive income/(loss)*: $21 million of the unrealized holding gains on derivative financial instruments; $466 million of actuarial losses related to benefit plan obligations and plan assets and other benefit plan items; and $75 million of prior service credits primarily related to benefit plan amendments.

7. Financial Instruments

A. Selected Financial Assets and Liabilities

Information about certain of our financial assets and liabilities follows:

(MILLIONS OF DOLLARS)	AS OF DECEMBER 31, 2011	2010
Selected financial assets measured at fair value on a recurring basis[(a)]:		
Trading securities[(b)]	**$ 154**	$ 173
Available-for-sale debt securities[(c)]	**29,179**	32,699
Available-for-sale money market funds[(d)]	**1,370**	1,217
Available-for-sale equity securities, excluding money market funds[(c)]	**317**	230
Derivative financial instruments in receivable positions[(e)]:		
Interest rate swaps	**1,033**	603
Foreign currency forward-exchange contracts	**349**	494
Foreign currency swaps	**17**	128
Total	**32,419**	35,544
Other selected financial assets[(f)]:		
Held-to-maturity debt securities, carried at amortized cost[(c)]	**1,155**	1,178
Private equity securities, carried as equity method or at cost[(g)]	**1,020**	1,134
Short-term loans, carried at cost[(h)]	**51**	467
Long-term loans, carried at cost[(h)]	**381**	299
Total	**2,607**	3,078
Total selected financial assets	**$35,026**	$38,622
Financial liabilities measured at fair value on a recurring basis[(a)]:		
Derivative financial instruments in a liability position[(i)]:		
Foreign currency swaps	**$ 1,396**	$ 623
Foreign currency forward-exchange contracts	**355**	257
Interest rate swaps	**14**	4
Total	**1,765**	884
Other financial liabilities[(j)]:		
Short-term borrowings, carried at historical proceeds, as adjusted[(f), (k)]	**4,018**	5,603
Long-term debt, carried at historical proceeds, as adjusted[(l), (m)]	**34,931**	38,410
Total	**38,949**	44,013
Total selected financial liabilities	**$40,714**	$44,897

[(a)] Fair values are determined based on valuation inputs categorized as Level 1, 2 or 3 (see *Note 1E. Significant Accounting Policies: Fair Value*). All of our financial assets and liabilities measured at fair value on a recurring basis use Level 2 inputs in the calculation of fair value, except that included in available-for-sale equity securities, excluding money market funds, are $85 million as of December 31, 2011 and $105 million as of December 31, 2010 of investments that use Level 1 inputs in the calculation of fair value, and $25 million as of December 31, 2011 that use Level 3 inputs.

[(b)] Trading securities are held in trust for legacy business acquisition severance benefits.

[(c)] Gross unrealized gains and losses are not significant.

[(d)] Includes approximately $625 million as of December 31, 2011 and December 31, 2010 of money market funds held in escrow to secure certain of Wyeth's payment obligations under its 1999 Nationwide Class Action Settlement Agreement, which relates to litigation against Wyeth concerning its former weight-loss products, Redux and Pondimin.

[(e)] Designated as hedging instruments, except for certain foreign currency contracts used as offsets; namely, foreign currency forward-exchange contracts with fair values of $169 million and interest rate swaps with fair values of $8 million at December 31, 2011; and foreign currency forward-exchange contracts with fair values of $326 million and foreign currency swaps with fair values of $17 million at December 31, 2010.

[(f)] The differences between the estimated fair values and carrying values of these financial assets and liabilities not measured at fair value on a recurring basis were not significant as of December 31, 2011 or December 31, 2010.

[(g)] Our private equity securities represent investments in the life sciences sector.

[(h)] Our short-term and long-term loans are due from companies with highly rated securities (Standard & Poor's (S&P) ratings that are virtually all AA or better).

[(i)] Designated as hedging instruments, except for certain foreign currency contracts used as offsets; namely, foreign currency forward-exchange contracts with fair values of $141 million and foreign currency swaps with fair values of $123 million at December 31, 2011; and foreign currency forward-exchange contracts with fair values of $186 million and foreign currency swaps with fair values of $93 million at December 31, 2010.

[(j)] Some carrying amounts may include adjustments for discount or premium amortization or for the effect of interest rate swaps designated as hedges.

[(k)] Includes foreign currency borrowings with fair values of $2 billion at December 31, 2010, which are used as hedging instruments.

[(l)] Includes foreign currency debt with fair values of $919 million at December 31, 2011 and $880 million at December 31, 2010, which are used as hedging instruments.

[(m)] The fair value of our long-term debt is $40.1 billion at December 31, 2011 and $42.3 billion at December 31, 2010.

A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For a description of our general accounting policies associated with developing fair value estimates, see *Note 1E. Significant Accounting Policies: Fair Value*. For a description of the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

Specifically, the following methods and assumptions were used to estimate the fair value of our financial assets and liabilities:

- Trading equity securities—quoted market prices.
- Trading debt securities—observable market interest rates.
- Available-for-sale debt securities—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data and credit-adjusted interest rate yield curves.
- Available-for-sale money market funds—observable Net Asset Value prices.
- Available-for-sale equity securities, excluding money market funds—third-party pricing services that principally use a composite of observable prices.
- Derivative financial instruments (assets and liabilities)—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data. Where applicable, these models discount future cash flow amounts using market-based observable inputs, including interest rate yield curves, and forward and spot prices for currencies. The credit risk impact to our derivative financial instruments was not significant.
- Held-to-maturity debt securities—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data and credit-adjusted interest rate yield curves.
- Private equity securities, excluding equity-method investments—application of the implied volatility associated with an observable biotech index to the carrying amount of our portfolio and, to a lesser extent, performance multiples of comparable securities adjusted for company-specific information.
- Short-term and long-term loans—third-party model that discounts future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
- Short-term borrowings and long-term debt—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data and our own credit rating.

In addition, we have long-term receivables where the determination of fair value employs discounted future cash flows, using current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

We periodically review the methodologies, inputs and outputs of third-party pricing services for reasonableness. Our procedures can include, for example, referencing other third-party pricing models, monitoring key observable inputs (like LIBOR interest rates) and selectively performing test-comparisons of values with actual sales of financial instruments.

The selected financial assets and liabilities are presented in our consolidated balance sheets as follows:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	**2011**	2010
Assets		
Cash and cash equivalents	**$ 900**	$ 906
Short-term investments	**23,219**	26,277
Short-term loans	**51**	467
Long-term investments and loans	**9,457**	9,747
Taxes and other current assets[(a)]	**357**	515
Taxes and other noncurrent assets[(b)]	**1,042**	710
Total	**$35,026**	$38,622
Liabilities		
Short-term borrowings, including current portion of long-term debt	**$ 4,018**	$ 5,603
Other current liabilities[(c)]	**459**	339
Long-term debt	**34,931**	38,410
Other noncurrent liabilities[(d)]	**1,306**	545
Total	**$40,714**	$44,897

(a) As of December 31, 2011, derivative instruments at fair value include foreign currency forward-exchange contracts ($349 million) and interest rate swaps ($8 million) and, as of December 31, 2010, include foreign currency forward-exchange contracts ($494 million) and foreign currency swaps ($21 million).

(b) As of December 31, 2011, derivative instruments at fair value include interest rate swaps ($1.0 billion) and foreign currency swaps ($17 million) and, as of December 31, 2010, include interest rate swaps ($603 million) and foreign currency swaps ($107 million).

(c) At December 31, 2011, derivative instruments at fair value include foreign currency forward-exchange contracts ($355 million) and foreign currency swaps ($104 million) and, at December 31, 2010, include foreign currency forward-exchange contracts ($257 million), foreign currency swaps ($79 million) and interest rate swaps ($3 million).
(d) At December 31, 2011, derivative instruments at fair value include foreign currency swaps ($1.3 billion) and interest rate swaps ($14 million) and, at December 31, 2010, include foreign currency swaps ($544 million) and interest rate swaps ($1 million).

There were no significant impairments of financial assets recognized in any period presented.

B. Investments in Debt Securities

The contractual maturities of the available-for-sale and held-to-maturity debt securities follow:

	YEARS			
(MILLIONS OF DOLLARS)	WITHIN 1	OVER 1 TO 5	OVER 5 TO 10	TOTAL AS OF DECEMBER 31, 2011
Available-for-sale debt securities:				
Western European, Scandinavian and other government debt	$ 9,895	$1,177	$ —	$11,072
Corporate debt[a]	3,921	2,321	284	6,526
U.S. Government debt	5,431	—	257	5,688
Supranational debt	1,872	433	—	2,305
Federal Home Loan Mortgage Corporation and Federal National Mortgage Association asset-backed securities	—	2,225	9	2,234
Western European and other government agency debt	1,101	253	—	1,354
Held-to-maturity debt securities:				
Certificates of deposit and other	1,150	5	—	1,155
Total debt securities	$23,370	$6,414	$550	$30,334

(a) Primarily issued by above-investment-grade institutions in the financial services sector.

C. Short-Term Borrowings

Short-term borrowings include amounts for commercial paper of $2.7 billion as of December 31, 2011, and $1.2 billion as of December 31, 2010. The weighted-average effective interest rate on short-term borrowings outstanding was 0.2% as of December 31, 2011, and 2.8% as of December 31, 2010.

As of December 31, 2011, we had access to $9.4 billion of lines of credit, of which $2.3 billion expire within one year. Of these lines of credit, $8.6 billion are unused, of which our lenders have committed to loan us $7.5 billion at our request. Also, $7.0 billion of our unused lines of credit, all of which expire in 2016, may be used to support our commercial paper borrowings.

D. Long-Term Debt

The components of our long-term debt follow:

		AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	MATURITY DATE	**2011**	2010
Senior unsecured notes:			
6.20%[a]	March 2019	**$ 3,248**	$ 3,247
5.35%[a]	March 2015	**3,069**	3,000
7.20%[a]	March 2039	**2,948**	2,564
4.75% euro[b]	June 2016	**2,583**	2,665
5.75% euro[b]	June 2021	**2,581**	2,662
3.625% euro[b]	June 2013	**2,392**	2,466
6.50% U.K. pound[b]	June 2038	**2,306**	2,306
5.95%	April 2037	**2,088**	2,089
5.50%	February 2014	**1,893**	1,921
5.50%	March 2013	**1,564**	1,608
4.55% euro	May 2017	**1,325**	1,322
4.75% euro	December 2014	**1,266**	1,302
5.50%	February 2016	**1,061**	1,074
4.45%[c]	March 2012	**—**	3,543
Notes and other debt with a weighted-average interest rate of 5.28%[d]	2012–2018	**2,302**	2,342
Notes and other debt with a weighted-average interest rate of 6.51%[e]	2021–2036	**3,440**	3,464
Foreign currency notes and other foreign currency debt with a weighted-average interest rate of 2.48%[f]	2014-2016	**865**	835
Total long-term debt		**$34,931**	$38,410
Current portion not included above		**$ 6**	$ 3,502

(a) Instrument is callable by us at any time at the greater of 100% of the principal amount or the sum of the present values of the remaining scheduled payments of principal and interest discounted at the U.S. Treasury rate plus 0.50% plus, in each case, accrued and unpaid interest.

(b) Instrument is callable by us at any time at the greater of 100% of the principal amount or the sum of the present values of the remaining scheduled payments of principal and interest discounted at a comparable government bond rate plus 0.20% plus, in each case, accrued and unpaid interest.
(c) At December 31, 2011, the note was called.
(d) Contains debt issuances with a weighted-average maturity of approximately 5 years.
(e) Contains debt issuances with a weighted-average maturity of approximately 18 years.
(f) Contains debt issuances with a weighted-average maturity of approximately 4 years.

Long-term debt outstanding as of December 31, 2011 matures in the following years:

(MILLIONS OF DOLLARS)	2013	2014	2015	2016	AFTER 2016	TOTAL
Maturities	$3,964	$3,987	$3,074	$4,500	$19,406	$34,931

In March 2007, we filed a securities registration statement with the SEC. The registration statement was filed under the automatic shelf registration process available to "well-known seasoned issuers" and expired in March 2010. On March 24, 2009, in order to partially finance our acquisition of Wyeth, we issued $13.5 billion of senior unsecured notes under this registration statement. On June 3, 2009, also in order to partially finance our acquisition of Wyeth, we issued approximately $10.5 billion of senior unsecured notes in a private placement pursuant to Regulation S under the Securities Act of 1933, as amended (Securities Act of 1933). The notes issued on June 3, 2009 have not been and will not be registered under the Securities Act of 1933 and, subject to certain exceptions, may not be sold, offered or delivered within the U.S. to, or for the account or benefit of, U.S. persons.

E. Derivative Financial Instruments and Hedging Activities

Foreign Exchange Risk

A significant portion of our revenues, earnings and net investments in foreign affiliates is exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk, in part, through operational means, including managing expected same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. Depending on market conditions, foreign exchange risk also is managed through the use of derivative financial instruments and foreign currency debt. These financial instruments serve to protect net income and net investments against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The aggregate notional amount of foreign exchange derivative financial instruments hedging or offsetting foreign currency exposures is $48.1 billion. The derivative financial instruments primarily hedge or offset exposures in the euro, Japanese yen and U.K. pound. The maximum length of time over which we are hedging future foreign exchange cash flows relates to our $2.3 billion U.K. pound debt maturing in 2038.

All derivative contracts used to manage foreign currency risk are measured at fair value and are reported as assets or liabilities on the consolidated balance sheet. Changes in fair value are reported in earnings or in *Other comprehensive income/(loss)*, depending on the nature and purpose of the financial instrument (offset or hedge relationship) and the effectiveness of the hedge relationships, as follows:

- We record in *Other comprehensive income/(loss)* the effective portion of the gains or losses on foreign currency forward-exchange contracts and foreign currency swaps that are designated as cash flow hedges and reclassify those amounts, as appropriate, into earnings in the same period or periods during which the hedged transaction affects earnings.
- We recognize the gains and losses on forward-exchange contracts and foreign currency swaps that are used to offset the same foreign currency assets or liabilities immediately into earnings along with the earnings impact of the items they generally offset. These contracts essentially take the opposite currency position of that reflected in the month-end balance sheet to counterbalance the effect of any currency movement.
- We recognize the gain and loss impact on foreign currency swaps designated as hedges of our net investments in earnings in three ways: over time—for the periodic net swap payments; immediately—to the extent of any change in the difference between the foreign exchange spot rate and forward rate; and upon sale or substantial liquidation of our net investments—to the extent of change in the foreign exchange spot rates.
- We record in *Other comprehensive income/(loss)* the foreign exchange gains and losses related to foreign exchange-denominated debt designated as a hedge of our net investments in foreign subsidiaries and reclassify those amounts into earnings upon the sale or substantial liquidation of our net investments.

Any ineffectiveness is recognized immediately into earnings. There was no significant ineffectiveness for any period presented.

Interest Rate Risk

Our interest-bearing investments, loans and borrowings are subject to interest rate risk. We seek to invest and loan primarily on a short-term or variable-rate basis; however, in light of current market conditions, we currently borrow primarily on a long-term, fixed-rate basis. From time to time, depending on market conditions, we will change the profile of our outstanding debt by entering into derivative financial instruments like interest rate swaps.

We entered into derivative financial instruments to hedge or offset the fixed interest rates on the hedged item, matching the amount and timing of the hedged item. The aggregate notional amount of interest rate derivative financial instruments is $10.6 billion. The derivative financial instruments primarily hedge U.S. dollar and euro fixed-rate debt.

All derivative contracts used to manage interest rate risk are measured at fair value and reported as assets or liabilities on the consolidated balance sheet. Changes in fair value are reported in earnings, as follows:

- We recognize the gains and losses on interest rate swaps that are designated as fair value hedges in earnings upon the recognition of the change in fair value of the hedged risk. We recognize the offsetting earnings impact of fixed-rate debt attributable to the hedged risk also in earnings.

Any ineffectiveness is recognized immediately into earnings. There was no significant ineffectiveness for any period presented.

Information about the gains/(losses) incurred to hedge or offset operational foreign exchange or interest rate risk follows:

	AMOUNT OF GAINS/(LOSSES) RECOGNIZED IN OID[(a), (b), (c)]		AMOUNT OF GAINS/(LOSSES) RECOGNIZED IN OCI (EFFECTIVE PORTION)[(a), (d)]		AMOUNT OF GAINS/(LOSSES) RECLASSIFIED FROM OCI INTO OID (EFFECTIVE PORTION)[(a), (d)]	
(MILLIONS OF DOLLARS)	**Dec. 31, 2011**	Dec. 31, 2010	**Dec. 31, 2011**	Dec. 31, 2010	**Dec. 31, 2011**	Dec. 31, 2010
Derivative Financial Instruments in Cash Flow Hedge Relationships						
Foreign currency swaps	**$ —**	$ —	**$ (496)**	$(1,054)	**$(243)**	$(704)
Derivative Financial Instruments in Net Investment Hedge Relationships						
Foreign currency swaps	**7**	(1)	**(1,059)**	(97)	**—**	—
Derivative Financial Instruments Not Designated as Hedges						
Foreign currency forward-exchange contracts	**(260)**	(454)	**—**	—	**—**	—
Foreign currency swaps	**106**	20	**—**	—	**—**	—
Non-Derivative Financial Instruments in Net Investment Hedge Relationships						
Foreign currency short-term borrowings	**—**	—	**940**	(241)	**—**	—
Foreign currency long-term debt	**—**	—	**(41)**	(91)	**—**	—
All other, net	**15**	1	**(4)**	(6)	**4**	2
Total	**$(132)**	$(434)	**$ (660)**	$(1,489)	**$(239)**	$(702)

(a) OID = Other (income)/deductions—net, included in the income statement account, *Other deductions—net.* OCI = *Other comprehensive income/(loss),* included in the balance sheet account *Accumulated other comprehensive loss.*
(b) Also includes gains and losses attributable to the hedged risk in fair value hedged relationships.
(c) There was no significant ineffectiveness for any of the periods presented.
(d) Amounts presented represent the effective portion of the gain or loss. For derivative financial instruments in cash flow hedge relationships, the effective portion is included in *Other comprehensive income/(loss)–derivative financial instruments.* For derivative financial instruments in net investment hedge relationships and for foreign currency debt designated as hedging instruments, the effective portion is included in *Other comprehensive income/(loss)—currency translation adjustment and other.*

For information about the fair value of our derivative financial instruments, and the impact on our consolidated balance sheet, see *Note 7A. Financial Instruments: Selected Financial Assets and Liabilities.* Certain of our derivative instruments are covered by associated credit-support agreements that have credit-risk-related contingent features designed to reduce our counterparties' exposure to our risk of defaulting on amounts owed. The aggregate fair value of these derivative instruments that are in a liability position is $502 million, for which we have posted collateral of $555 million in the normal course of business. These features include the requirement to pay additional collateral in the event of a downgrade in our debt ratings. If there had been a downgrade to below an A rating by S&P or the equivalent rating by Moody's Investors Service, on December 31, 2011, we would have been required to post an additional $46 million of collateral to our counterparties. The collateral advanced receivables are reported in *Cash and cash equivalents.*

F. Credit Risk

On an ongoing basis, we review the creditworthiness of counterparties to our foreign exchange and interest rate agreements and do not expect to incur a significant loss from failure of any counterparties to perform under the agreements. There are no significant concentrations of credit risk related to our financial instruments with any individual counterparty. As of December 31, 2011, we had $2.8 billion due from a well-diversified, highly rated group (S&P ratings of mostly A+ or better) of bank counterparties around the world. See *Note 7B. Financial Instruments: Investment in Debt Securities* for a distribution of our investments.

In general, there is no requirement for collateral from customers. However, derivative financial instruments are executed under master netting agreements with financial institutions. These agreements contain provisions that provide for the ability for collateral payments, depending on levels of exposure, our credit rating and the credit rating of the counterparty. As of December 31, 2011, we received cash collateral of $491 million against various counterparties. The collateral primarily supports the approximate fair value of our derivative contracts. With respect to the collateral received, the obligations are reported in Short-term borrowings, including current portion of long-term debt.

8. Inventories

The components of inventories follow:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	**2011**	2010
Finished goods	**$2,765**	$3,665
Work-in-process	**4,119**	3,727
Raw materials and supplies	**885**	883
Total inventories[(a), (b)]	**$7,769**	$8,275

(a) The decrease in total inventories is primarily due to the inventory sold during 2011 that was acquired from Wyeth and had been recorded at fair value, partially offset by the acquisition of King (see *Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of King Pharmaceuticals, Inc.*) and the impact of foreign exchange.

(b) Certain amounts of inventories are in excess of one year's supply. There are no recoverability issues associated with those amounts.

9. Property, Plant and Equipment

The components of property, plant and equipment follow:

	USEFUL LIVES	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	(YEARS)	**2011**	2010
Land	—	**$ 747**	$ 791
Buildings	33 1/3-50	**12,804**	13,200
Machinery and equipment	8-20	**11,541**	11,744
Furniture, fixtures and other	3-12 1/2	**4,291**	4,643
Construction in progress	—	**1,139**	999
		30,522	31,377
Less: Accumulated depreciation		**13,584**	12,732
Total property, plant and equipment[(a)]		**$16,938**	$18,645

(a) The decrease in total property, plant and equipment is primarily due to depreciation, disposals and impairments, partially offset by capital additions, the impact of foreign exchange and the acquisition of King (see *Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of King Pharmaceuticals, Inc.*).

10. Goodwill and Other Intangible Assets

A. Goodwill

The components and changes in the carrying amount of goodwill follow:

(MILLIONS OF DOLLARS)	PRIMARY CARE	SPECIALTY CARE AND ONCOLOGY	ESTABLISHED PRODUCTS AND EMERGING MARKETS	ANIMAL HEALTH AND CONSUMER HEALTHCARE	NUTRITION	OTHER[(a)]	TOTAL
Balance, January 1, 2010[(b)]	$3,272	$ 9,010	$ 9,883	$ 154	$ —	$ 20,038	$42,357
Additions[(c)]	11	29	32	19	—	2,163	2,254
Other[(d)]	(71)	(195)	(214)	(14)	—	(189)	(683)
Allocation of other goodwill	2,838	7,815	8,573	2,290	496	(22,012)	—
Balance, December 31, 2010[(b)]	6,050	16,659	18,274	2,449	496	—	43,928
Additions[(e)]	**129**	**300**	**321**	**55**	**—**	**—**	**805**
Other[(d)]	**50**	**138**	**151**	**(7)**	**2**	**—**	**334**
Balance, December 31, 2011	**$6,229**	**$17,097**	**$18,746**	**$2,497**	**$498**	**$ —**	**$45,067**

(a) The *Other* goodwill related to our acquisition of Wyeth and was unallocated and subject to change until we completed the recording of the assets acquired and liabilities assumed (see *Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of Wyeth*).

(b) Beginning in the first quarter of 2011, our Company is managed through five operating segments, as shown in the table above (see also *Note 18. Segment, Product and Geographic Area Information* for further discussion about the change in management approach). As part of the change, we have retrospectively presented goodwill according to the new operating segment structure.

(c) Primarily reflects the impact of measurement period adjustments related to Wyeth (see *Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of Wyeth*).

(d) Primarily reflects the impact of foreign exchange.

(e) Primarily reflects the acquisition of King (see *Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of King Pharmaceuticals, Inc.*).

B. Other Intangible Assets

The components of identifiable intangible assets follow:

	AS OF DECEMBER 31,					
	2011			2010		
(MILLIONS OF DOLLARS)	**GROSS CARRYING AMOUNT**	**ACCUMULATED AMORTIZATION**	**IDENTIFIABLE INTANGIBLE ASSETS, LESS ACCUMULATED AMORTIZATION**	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	IDENTIFIABLE INTANGIBLE ASSETS, LESS ACCUMULATED AMORTIZATION
Finite-lived intangible assets:						
Developed technology rights[a]	**$73,088**	**$(32,013)**	**$41,075**	$68,432	$(26,223)	$42,209
Brands	**1,678**	**(687)**	**991**	1,626	(607)	1,019
License agreements	**425**	**(215)**	**210**	637	(248)	389
Other	**623**	**(362)**	**261**	533	(324)	209
Total finite-lived intangible assets	**75,814**	**(33,277)**	**42,537**	71,228	(27,402)	43,826
Indefinite-lived intangible assets:						
Brands	**10,027**	**—**	**10,027**	10,219	—	10,219
In-process research and development[a]	**1,197**	**—**	**1,197**	3,438	—	3,438
Trademarks	**72**	**—**	**72**	72	—	72
Total indefinite-lived intangible assets	**11,296**	**—**	**11,296**	13,729	—	13,729
Total identifiable intangible assets[b]	**$87,110**	**$(33,277)**	**$53,833**	$84,957	$(27,402)	$57,555

[a] In the fourth quarter of 2011, Prevenar 13 Adult and Vyndaqel (tafamidis meglumine) received regulatory approval in a major market, and as a result, we reclassified these assets, with a combined book value of approximately $2.3 billion, from IPR&D to Developed Technology Rights and began to amortize the assets.

[b] The decrease is primarily related to amortization and impairment charges (see *Note 4. Other Deductions—Net*), partially offset by assets acquired as part of the acquisition of King (see *Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of King Pharmaceuticals, Inc.)* and the impact of foreign exchange.

At December 31, 2011, our identifiable intangible assets are associated with the following, as a percentage of identifiable intangible assets, less accumulated amortization:

- Developed technology rights: Specialty Care (64%); Established Products (17%); Primary Care (15%); Animal Health (2%); Oncology (1%); and Nutrition (1%)
- Brands, finite-lived: Consumer Healthcare (57%); Established Products (29%); and Animal Health (14%)
- Brands, indefinite-lived: Consumer Healthcare (51%); Established Products (26%); and Nutrition (23%)
- IPR&D: Worldwide Research and Development (57%); Specialty Care (14%); Primary Care (14%); Established Products (8%); Oncology (5%); and Animal Health (2%)

There are no percentages for our Emerging Markets business unit as it is a geographic-area unit, not a product-based unit. The carrying value of the assets associated with our Emerging Markets business unit is included within the assets associated with the other four biopharmaceutical business units.

For information about intangible asset impairments, see *Note 4. Other Deductions—Net.*

Developed Technology Rights

Developed technology rights represent the amortized cost associated with developed technology, which has been acquired from third parties and which can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. We possess a well-diversified portfolio of hundreds of developed technology rights across therapeutic categories, primarily representing the commercialized products included in our five biopharmaceutical business units. Virtually all of these assets were acquired in connection with our Wyeth acquisition in 2009 and our Pharmacia acquisition in 2003. The more significant components of developed technology rights are the following (in order of significance): Prevnar 13/Prevenar 13 Infant and Enbrel and, to a lesser extent, Premarin, Prevnar 13/Prevenar 13 Adult, Effexor, Celebrex, Pristiq, Tygacil, BMP-2, BeneFIX, Refacto AF and Genotropin. Also included in this category are the post-approval milestone payments made under our alliance agreements for certain biopharmaceutical products, such as Rebif and Spiriva.

Brands

Brands represent the amortized or unamortized cost associated with tradenames and know-how, as the products themselves do not receive patent protection. Most of these assets are associated with our Consumer Healthcare and Nutrition business units. Virtually all of these assets were acquired in connection with our Wyeth acquisition in 2009 and our Pharmacia acquisition in 2003. The more significant components of indefinite-lived brands are the following (in order of significance): Advil, Xanax, Centrum, Medrol, 1st Age Nutrition and 2nd Age Nutrition. The more significant components of finite-lived brands are the following (in order of significance): Depo-Provera, Advil Cold and Sinus, and Dimetapp.

In-Process Research and Development

IPR&D assets represent research and development assets that have not yet received regulatory approval in a major market. The majority of these IPR&D assets were acquired in connection with our acquisition of Wyeth. The more significant components of IPR&D are a treatment for skin fibrosis and a program for the treatment of rheumatoid arthritis.

IPR&D assets are required to be classified as indefinite-lived assets until the successful completion or the abandonment of the associated research and development effort. Accordingly, during the development period after the date of acquisition, these assets will not be amortized until approval is obtained in a major market, typically either the U.S. or the EU, or in a series of other countries, subject to certain specified conditions and management judgment. At that time, we will determine the useful life of the asset, reclassify the asset out of in-process research and development and begin amortization. If the associated research and development effort is abandoned, the related IPR&D assets will likely be written-off, and we will record an impairment charge.

- On December 30, 2011, the FDA approved the Company's 13-valent pneumococcal conjugate vaccine, Prevenar 13, for active immunization for the prevention of pneumonia and invasive disease caused by the 13 Streptococcus pneumoniae serotypes contained in the vaccine in adults age 50 years and older. On October 25, 2011, the European Commission approved Prevenar 13 for active immunization for the prevention of vaccine-type invasive disease caused by Streptococcus pneumoniae in adults age 50 years and older.

- In November, 2011, FoldRx's lead product candidate, Vyndaqel (tafamidis meglumine), was approved in the EU and our new drug application was accepted for review in the U.S. in February 2012. This product is a first-in-class oral therapy for the treatment of transthyretin familial amyloid polyneuropathy (TTR-FAP), a progressively fatal genetic neurodegenerative disease, for which liver transplant is the only treatment option currently available.

As these compounds were approved in a major market, we reclassified the associated assets with a combined book value of approximately $2.3 billion from IPR&D to Developed Technology Rights and began to amortize those assets.

For information about impairments of IPR&D assets, see Note 4. Other Deductions—Net.

For IPR&D assets, the risk of failure is significant and there can be no certainty that these assets ultimately will yield a successful product. The nature of the biopharmaceutical business is high-risk and, as such, we expect that many of these IPR&D assets will become impaired and be written off at some time in the future.

Amortization

The weighted-average life of both our total finite-lived intangible assets and the largest component, Developed technology rights, is approximately 11 years. Total amortization expense for finite-lived intangible assets was $5.8 billion in 2011, $5.5 billion in 2010 and $3.0 billion in 2009.

The annual amortization expense expected for the years 2012 through 2016 follows:

(MILLIONS OF DOLLARS)	2012	2013	2014	2015	2016
Amortization expense	$5,350	$4,856	$4,150	$3,741	$3,494

11. Pension and Postretirement Benefit Plans and Defined Contribution Plans

The majority of our employees worldwide are covered by defined benefit pension plans, defined contribution plans or both. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans. A qualified plan meets the requirements of certain sections of the Internal Revenue Code, and, generally, contributions to qualified plans are tax deductible. A qualified plan typically provides benefits to a broad group of employees with restrictions on discriminating in favor of highly compensated employees with regard to coverage, benefits and contributions. A supplemental (non-qualified) plan provides additional benefits to certain employees. In addition, we provide medical and life insurance benefits to certain retirees and their eligible dependents through our postretirement plans. In 2009, we assumed all of Wyeth's defined benefit obligations and related plan assets for qualified and non-qualified pension plans and postretirement plans in connection with our acquisition of Wyeth (see *Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisition of Wyeth*).

Beginning on January 1, 2011, for employees hired in the U.S. and Puerto Rico after December 31, 2010, we no longer offer a defined benefit plan and, instead, offer an enhanced benefit under our defined eligible contribution plan. In addition to the standard matching contribution by the Company, the enhanced benefit provides an automatic Company contribution for such eligible employees based on age and years of service.

A. Components of Net Periodic Benefit Costs and Other Amounts Recognized in Other Comprehensive (Income)/Loss

The annual cost and other amounts recognized in other comprehensive (income)/loss for our benefit plans follow:

	YEAR ENDED DECEMBER 31,											
	PENSION PLANS									POSTRETIREMENT PLANS[f]		
	U.S. QUALIFIED[c]			U.S. SUPPLEMENTAL (NON-QUALIFIED)[d]			INTERNATIONAL[e]					
(MILLIONS OF DOLLARS)	**2011**	2010	2009	**2011**	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Service cost[a]	**$ 351**	$ 347	$ 252	**$ 36**	$ 28	$ 24	**$ 251**	$ 230	$ 188	**$ 68**	$ 79	$ 39
Interest cost[a]	**734**	740	526	**72**	77	53	**453**	427	342	**195**	211	145
Expected return on plan assets[a]	**(871)**	(782)	(527)	**—**	—	—	**(448)**	(434)	(375)	**(35)**	(31)	(26)
Amortization of:												
Actuarial losses	**145**	151	212	**36**	29	31	**86**	67	30	**17**	15	18
Prior service (credits)/costs	**(8)**	2	2	**(3)**	(2)	(2)	**(5)**	(4)	(3)	**(53)**	(38)	(3)
Curtailments and settlements—net	**95**	(52)	110	**23**	1	(2)	**3**	(3)	3	**(68)**	(23)	(3)
Special termination benefits	**23**	73	61	**26**	180	137	**4**	6	8	**3**	19	24
Net periodic benefit costs	**469**	479	636	**190**	313	241	**344**	289	193	**127**	232	194
Other changes recognized in other comprehensive (income)/loss[b]	**1,879**	260	(783)	**36**	117	(23)	**(365)**	152	1,004	**421**	(183)	(122)
Total recognized in net periodic benefit costs and other comprehensive (income)/loss	**$2,348**	$ 739	$(147)	**$226**	$430	$218	**$ (21)**	$ 441	$1,197	**$548**	$ 49	$ 72

[a] The acquisition of Wyeth during fourth quarter 2009 contributed to the increase in certain components of net periodic benefit costs, such as service cost and interest cost, which was largely offset by higher expected returns on plan assets during 2010 from the inclusion of Wyeth plan assets. Further declines in interest rates during 2011 resulted in service costs continuing to increase on an overall basis. The decrease in 2011 postretirement plans' service and interest costs is largely driven by the harmonization of the Wyeth plans.

[b] For details, see *Note 6. Other Comprehensive Income/(Loss)*.

[c] 2011 vs. 2010—The decrease in the U.S. qualified pension plans' net periodic benefit costs was largely driven by lower special termination benefits costs and higher expected returns due to contributions made to the plans, partially offset by lower curtailment gains and an increase in settlement costs associated with on-going restructuring efforts. 2010 vs. 2009 – The decrease in the U.S. qualified pension plans' net periodic benefit costs was largely driven by curtailment gains and lower settlement charges associated with Wyeth-related restructuring initiatives.

[d] 2011 vs. 2010—The decrease in the U.S. supplemental (non-qualified) plans' net periodic benefit costs was primarily driven by lower special termination benefits costs associated with Wyeth-related restructuring initiatives. 2010 vs. 2009 – The increase in the U.S. supplemental (non-qualified) plans' net periodic benefit costs was primarily driven by special termination benefits recognized for certain executives as part of ongoing Wyeth-related restructuring initiatives.

[e] 2011 vs. 2010 and 2010 vs. 2009—The increase in the international plans' net periodic benefit costs as compared to the prior year was primarily driven by changes in assumptions, including the decrease in discount rates across most plans.

[f] 2011 vs. 2010—The decrease in the postretirement plans' net periodic benefit costs was due to the harmonization of the Wyeth postretirement medical program initiated in mid-2010. 2010 vs. 2009—The increase postretirement plans' net periodic benefit costs was due to the Wyeth acquisition, offset partially by the postretirement harmonization program.

The amounts in *Accumulated other comprehensive income/(loss)* expected to be amortized into 2012 net periodic benefit costs follow:

	PENSION PLANS			
(MILLIONS OF DOLLARS)	U.S. QUALIFIED	U.S. SUPPLEMENTAL (NON-QUALIFIED)	INTERNATIONAL	POSTRETIREMENT PLANS
Actuarial losses	$(320)	$(44)	$(69)	$(33)
Prior service credits and other	15	3	7	50
Total	$(305)	$(41)	$(62)	$ 17

B. Actuarial Assumptions

The weighted-average actuarial assumptions of our benefit plans follow:

(PERCENTAGES)	**2011**	2010	2009
Weighted-average assumptions used to determine benefit obligations:			
Discount rate:			
U.S. qualified pension plans	**5.1%**	5.9%	6.3%
U.S. non-qualified pension plans	**5.0**	5.8	6.2
International pension plans	**4.7**	4.8	5.1
Postretirement plans	**4.8**	5.6	6.0
Rate of compensation increase:			
U.S. qualified pension plans	**3.5**	4.0	4.0
U.S. non-qualified pension plans	**3.5**	4.0	4.0
International pension plans	**3.3**	3.5	3.6
Weighted-average assumptions used to determine net periodic benefit cost:			
Discount rate:			
U.S. qualified pension plans	**5.9**	6.3	6.4
U.S. non-qualified pension plans	**5.8**	6.2	6.4
International pension plans	**4.8**	5.1	5.6
Postretirement plans	**5.6**	6.0	6.4
Expected return on plan assets:			
U.S. qualified pension plans	**8.5**	8.5	8.5
International pension plans	**6.0**	6.4	6.7
Postretirement plans	**8.5**	8.5	8.5
Rate of compensation increase:			
U.S. qualified pension plans	**4.0**	4.0	4.3
U.S. non-qualified pension plans	**4.0**	4.0	4.3
International pension plans	**3.5**	3.6	3.2

The assumptions above are used to develop the benefit obligations at fiscal year-end and to develop the net periodic benefit cost for the subsequent fiscal year. Therefore, the assumptions used to determine net periodic benefit cost for each year are established at the end of each previous year, while the assumptions used to determine benefit obligations are established at each year-end.

The net periodic benefit cost and the benefit obligations are based on actuarial assumptions that are reviewed on an annual basis. We revise these assumptions based on an annual evaluation of long-term trends, as well as market conditions that may have an impact on the cost of providing retirement benefits.

The expected rates of return on plan assets for our U.S. qualified, international and postretirement plans represent our long-term assessment of return expectations, which we may change based on shifts in economic and financial market conditions. The 2011 expected rates of return for these plans reflect our long-term outlook for a globally diversified portfolio, which is influenced by a combination of return expectations for individual asset classes, actual historical experience and our diversified investment strategy. The historical returns are one of the inputs used to provide context for the development of our expectations for future returns. Using this information, we develop ranges of returns for each asset class and a weighted-average expected return for our targeted portfolio, which includes the impact of portfolio diversification and active portfolio management.

The healthcare cost trend rate assumptions for our U.S. postretirement benefit plans follow:

	2011	2010
Healthcare cost trend rate assumed for next year	**7.8%**	8.0%
Rate to which the cost trend rate is assumed to decline	**4.5%**	4.5%
Year that the rate reaches the ultimate trend rate	**2027**	2027

A one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits would have the following effects as of December 31, 2011:

(MILLIONS OF DOLLARS)	INCREASE	DECREASE
Effect on total service and interest cost components	$ 18	$ (17)
Effect on postretirement benefit obligation	304	(270)

Actuarial and other assumptions for pension and postretirement plans can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For a description of the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

C. Obligations and Funded Status

An analysis of the changes in our benefit obligations, plan assets and funded status of our benefit plans follow:

	YEAR ENDED DECEMBER 31,							
	PENSION PLANS							
	U.S. QUALIFIED[a]		U.S. SUPPLEMENTAL (NON-QUALIFIED)[b]		INTERNATIONAL[c]		POSTRETIREMENT PLANS[d]	
(MILLIONS OF DOLLARS)	**2011**	2010	**2011**	2010	**2011**	2010	**2011**	2010
Change in benefit obligation:								
Benefit obligation at beginning of year	**$13,035**	$12,578	**$ 1,401**	$ 1,368	**$ 9,132**	$ 9,049	**$ 3,582**	$ 3,733
Service cost	**351**	347	**36**	28	**251**	230	**68**	79
Interest cost	**734**	740	**72**	77	**453**	427	**195**	211
Employee contributions	**—**	—	**—**	—	**16**	18	**45**	22
Plan amendments	**(73)**	(46)	**(9)**	(6)	**4**	(3)	**(28)**	(495)
Changes in actuarial assumptions and other	**1,808**	980	**111**	180	**(536)**	361	**300**	281
Foreign exchange impact	**—**	—	**—**	—	**311**	(504)	**—**	4
Acquisitions	**56**	1	**—**	(1)	**2**	10	**14**	—
Curtailments	**(97)**	(233)	**(10)**	(29)	**(121)**	(33)	**17**	1
Settlements	**(476)**	(905)	**(128)**	(235)	**(64)**	(53)	**—**	—
Special termination benefits	**23**	73	**26**	180	**4**	6	**3**	19
Benefits paid	**(526)**	(500)	**(68)**	(161)	**(398)**	(376)	**(296)**	(273)
Benefit obligation at end of year[e]	**14,835**	13,035	**1,431**	1,401	**9,054**	9,132	**3,900**	3,582
Change in plan assets:								
Fair value of plan assets at beginning of year	**10,596**	9,977	**—**	—	**6,699**	6,516	**414**	370
Actual gain on plan assets	**398**	1,123	**—**	—	**171**	454	**9**	46
Company contributions	**1,969**	901	**196**	396	**491**	455	**250**	249
Employee contributions	**—**	—	**—**	—	**16**	18	**45**	22
Foreign exchange impact	**—**	—	**—**	—	**203**	(315)	**—**	—
Acquisitions	**44**	—	**—**	—	**—**	—	**—**	—
Settlements	**(476)**	(905)	**(128)**	(235)	**(64)**	(53)	**—**	—
Benefits paid	**(526)**	(500)	**(68)**	(161)	**(398)**	(376)	**(296)**	(273)
Fair value of plan assets at end of year[f]	**12,005**	10,596	**—**	—	**7,118**	6,699	**422**	414
Funded status—Plan assets less than the benefit obligation at end of year	**$ (2,830)**	$ (2,439)	**$(1,431)**	$(1,401)	**$(1,936)**	$(2,433)	**$(3,478)**	$(3,168)

[a] The unfavorable change in our U.S. qualified plans' projected benefit obligations funded status was largely driven by changes in interest rates and lower than expected asset returns, partially offset by plan contributions of $2.0 billion.

[b] The U.S. supplemental (non-qualified) pension plans are not generally funded and these obligations, which are substantially greater than the annual cash outlay for these liabilities, are paid from cash generated from operations.

[c] The favorable change in our international plans' projected benefit obligations funded status was largely driven by changes in actuarial assumptions, partially offset by the weakening of the U.S. dollar against the U.K. pound and euro. Outside the U.S., in general, we fund our defined benefit plans to the extent that tax or other incentives exist and we have accrued liabilities on our consolidated balance sheet to reflect those plans that are not fully funded.

[d] The unfavorable change in our postretirement plans' accumulated benefit obligations (ABO) funded status was largely driven by changes in actuarial assumptions.

[e] For the U.S. and international pension plans, the benefit obligation is the projected benefit obligation. For the postretirement plans, the benefit obligation is the accumulated postretirement benefit obligation. The ABO for all of our U.S. qualified pension plans was $13.8 billion in 2011 and $12.0 billion in 2010. The ABO for our U.S. supplemental (non-qualified) pension plans was $1.2 billion in both 2011 and 2010. The ABO for our international pension plans was $8.3 billion in 2011 and $8.1 billion in 2010.

[f] The U.S. qualified pension plans loan securities to other companies. Such securities may be onward loaned, sold or pledged by the other companies, but they may be required to be returned in a short period of time. We also require cash collateral from these companies and a maintenance margin of 103% of the fair value of the collateral relative to the fair value of the loaned securities. As of December 31, 2011, the fair value of collateral received was $2 million and, as of December 31, 2010, the fair value of collateral received was $581 million. The securities loaned continue to be included in the table above in *Fair value of plan assets*, and the securities-lending program for the pension plans will be discontinued in 2012.

The funded status is recognized in our consolidated balance sheets as follows:

	AS OF DECEMBER 31,							
	PENSION PLANS							
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL		POSTRETIREMENT PLANS	
(MILLIONS OF DOLLARS)	**2011**	2010	**2011**	2010	**2011**	2010	**2011**	2010
Noncurrent assets[(a)]	**$ —**	$ —	**$ —**	$ —	**$ 329**	$ 118	**$ —**	$ —
Current liabilities[(b)]	**—**	—	**(130)**	(156)	**(41)**	(41)	**(134)**	(133)
Noncurrent liabilities[(c)]	**(2,830)**	(2,439)	**(1,301)**	(1,245)	**(2,224)**	(2,510)	**(3,344)**	(3,035)
Funded status	**$(2,830)**	$(2,439)	**$(1,431)**	$(1,401)	**$(1,936)**	$(2,433)	**$(3,478)**	$(3,168)

[(a)] Included primarily in *Taxes and other noncurrent assets*.
[(b)] Included in *Other current liabilities*.
[(c)] Included in *Pension benefit obligations* and *Postretirement benefit obligations*, as appropriate.

The components of amounts recognized in *Accumulated other comprehensive income/(loss)* follow:

	AS OF DECEMBER 31,							
	PENSION PLANS							
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL		POSTRETIREMENT PLANS	
(MILLIONS OF DOLLARS)	**2011**	2010	**2011**	2010	**2011**	2010	**2011**	2010
Actuarial losses[(a)]	**$(4,638)**	$(2,699)	**$(566)**	$(525)	**$(2,020)**	$(2,388)	**$(759)**	$(451)
Prior service (costs)/credits and other	**123**	63	**26**	21	**(21)**	(18)	**468**	581
Total	**$(4,515)**	$(2,636)	**$(540)**	$(504)	**$(2,041)**	$(2,406)	**$(291)**	$ 130

[(a)] The actuarial losses primarily represent the cumulative difference between the actuarial assumptions and actual return on plan assets, changes in discount rates and changes in other assumptions used in measuring the benefit obligations. These actuarial losses are recognized in *Accumulated other comprehensive income/(loss)* and are amortized into net periodic benefit costs over an average period of 9.9 years for our U.S. qualified plans, an average period of 9.7 years for our U.S. supplemental (non-qualified) plans, an average period of 14 years for our international plans and an average period of 11.1 years for our postretirement plans.

Information related to the funded status of selected benefit plans follows:

	AS OF DECEMBER 31,					
	PENSION PLANS					
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL	
(MILLIONS OF DOLLARS)	**2011**	2010	**2011**	2010	**2011**	2010
Pension plans with an accumulated benefit obligation in excess of plan assets:						
Fair value of plan assets	**$12,005**	$10,596	**$ —**	$ —	**$2,529**	$2,228
Accumulated benefit obligation	**13,799**	11,953	**1,225**	1,177	**4,446**	4,069
Pension plans with a projected benefit obligation in excess of plan assets:						
Fair value of plan assets	**12,005**	10,596	**—**	—	**2,686**	5,731
Projected benefit obligation	**14,835**	13,035	**1,431**	1,401	**4,951**	8,283

All of our U.S. plans were underfunded as of December 31, 2011.

D. Plan Assets

The components of plan assets follow:

(MILLIONS OF DOLLARS)	AS OF DECEMBER 31, 2011	FAIR VALUE[a] LEVEL 1	LEVEL 2	LEVEL 3	AS OF DECEMBER 31, 2010	FAIR VALUE[a] LEVEL 1	LEVEL 2	LEVEL 3
U.S. qualified pension plans:								
Cash and cash equivalents	$ 2,111	$ —	$2,111	$ —	$ 1,196	$ —	$1,196	$ —
Equity securities:								
Global equity securities	2,522	2,509	12	1	2,766	2,765	—	1
Equity commingled funds	1,794	—	1,794	—	1,708	—	1,708	—
Debt securities:								
Fixed income commingled funds	870	—	870	—	817	—	817	—
Government bonds	808	—	805	3	660	—	660	—
Corporate debt securities	1,971	—	1,966	5	2,085	—	2,083	2
Other investments:								
Private equity funds	920	—	—	920	899	—	—	899
Insurance contracts	353		353	—	—	—	—	—
Other	656	—	—	656	465	—	—	465
Total	12,005	2,509	7,911	1,585	10,596	2,765	6,464	1,367
International pension plans:								
Cash and cash equivalents	311	—	311	—	518	—	518	—
Equity securities:								
Global equity securities	1,513	1,432	81	—	1,458	1,166	292	—
Equity commingled funds	2,047	—	2,047	—	1,881	—	1,881	—
Debt securities:								
Fixed income commingled funds	786	—	786	—	804	—	804	—
Government bonds	1,015	—	1,015	—	932	—	932	—
Corporate debt securities	542	—	542	—	376	—	376	—
Other investments:								
Private equity funds	55	—	4	51	21	—	4	17
Insurance contracts	433	—	67	366	435	—	69	366
Other	416	—	67	349	274	—	59	215
Total	7,118	1,432	4,920	766	6,699	1,166	4,935	598
U.S. postretirement plans[b]:								
Cash and cash equivalents	19	—	19	—	12	—	12	—
Equity securities:								
Global equity securities	24	24	—	—	29	29	—	—
Equity commingled funds	17	—	17	—	18	—	18	—
Debt securities:								
Fixed income commingled funds	8	—	8	—	9	—	9	—
Government bonds	8	—	8	—	7	—	7	—
Corporate debt securities	19	—	19	—	21	—	21	—
Other investments								
Insurance contracts	312	—	312	—	306	—	306	—
Others	15	—	15	—	12	—	12	—
Total	$ 422	$ 24	$ 398	$ —	$ 414	$ 29	$ 385	$ —

[a] Fair values are determined based on valuation inputs categorized as Level 1, 2 or 3 (see *Note 1E. Significant Accounting Policies: Fair Value*).
[b] Reflects postretirement plan assets, which support a portion of our U.S. retiree medical plans.

An analysis of changes in our more significant investments valued using significant unobservable inputs follows:

		ACTUAL RETURN ON PLAN ASSETS					
(MILLIONS OF DOLLARS)	FAIR VALUE BEGINNING OF YEAR	ASSETS HELD, END OF YEAR	ASSETS SOLD DURING THE PERIOD	PURCHASES, SALES AND SETTLEMENTS, NET	TRANSFER INTO/(OUT OF) LEVEL 3	EXCHANGE RATE CHANGES	FAIR VALUE, END OF YEAR
2011							
U.S. qualified pension plans:							
Private equity funds	**$899**	**$(246)**	**$55**	**$212**	**$ —**	**$ —**	**$920**
Other	**465**	**24**	**(6)**	**173**	**—**	**—**	**656**
International pension plans:							
Insurance contracts	**366**	**8**	**—**	**(12)**	**(15)**	**19**	**366**
Other	**215**	**(4)**	**—**	**120**	**12**	**6**	**349**
2010							
U.S. qualified pension plans:							
Private equity funds	843	45	42	(31)	—	—	899
Other	454	21	—	(10)	—	—	465
International pension plans:							
Insurance contracts	346	12	—	(10)	52	(34)	366
Other	127	(3)	—	37	58	(4)	215

A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For a description of our general accounting policies associated with developing fair value estimates, see *Note 1E. Significant Accounting Policies: Fair Value.* For a description of the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

Specifically, the following methods and assumptions were used to estimate the fair value of our pension and postretirement plans' assets:

- Cash and cash equivalents, Equity commingled funds, Fixed-income commingled funds—observable prices.
- Global equity securities—quoted market prices.
- Government bonds, Corporate debt securities—observable market prices.
- Other investments—principally unobservable inputs that are significant to the estimation of fair value. These unobservable inputs could include, for example, the investment managers' assumptions about earnings multiples and future cash flows.

We periodically review the methodologies, inputs and outputs of third-party pricing services for reasonableness.

The long-term target asset allocations ranges and the percentage of the fair value of plan assets for benefit plans follow:

	AS OF DECEMBER 31,		
	TARGET ALLOCATION PERCENTAGE	PERCENTAGE OF PLAN ASSETS	
(PERCENTAGES)	2011	2011	2010
U.S. qualified pension plans:			
Cash and cash equivalents	**0-5**	**17.6**	11.3
Equity securities	**25-50**	**36.0**	42.2
Debt securities	**30-55**	**30.4**	33.6
Real estate and other investments	**10-15**	**16.0**	12.9
Total	**100**	**100.0**	100.0
International pension plans:			
Cash and cash equivalents	**0-5**	**4.4**	7.7
Equity securities	**25-50**	**50.0**	49.8
Debt securities	**30-55**	**32.9**	31.6
Real estate and other investments	**10-15**	**12.7**	10.9
Total	**100**	**100.0**	100.0
U.S. postretirement plans:			
Cash and cash equivalents	**0-5**	**4.6**	2.9
Equity securities	**5-20**	**9.7**	11.3
Debt securities	**5-20**	**8.1**	8.9
Real estate, insurance contracts and other investments	**65-80**	**77.6**	76.9
Total	**100**	**100.0**	100.0

We utilize long-term asset allocation ranges in the management of our plans' invested assets. Our long-term return expectations are developed based on a diversified, global investment strategy that takes into account historical experience, as well as the impact of portfolio diversification, active portfolio management, and our view of current and future economic and financial market conditions. As market conditions and other factors change, we may adjust our targets accordingly and our asset allocations may vary from the target allocations.

Our long-term asset allocation ranges reflect our asset class return expectations and tolerance for investment risk within the context of the respective plans' long-term benefit obligations. These ranges are supported by analysis that incorporates historical and expected returns by asset class, as well as volatilities and correlations across asset classes and our liability profile. This analysis, referred to as an asset-liability analysis, also provides an estimate of expected returns on plan assets, as well as a forecast of potential future asset and liability balances.

The plans' assets are managed with the objectives of minimizing pension expense and cash contributions over the long term. Asset liability studies are performed periodically in order to support asset allocations.

The investment managers of each separately managed account are permitted to use derivative securities as described in their investment management agreements.

Investment performance is reviewed on a monthly basis in total, as well as by asset class and individual manager, relative to one or more benchmarks. Investment performance and detailed statistical analysis of both investment performance and portfolio holdings are conducted, a large portion of which is presented to senior management on a quarterly basis. Periodic formal meetings are held with each investment manager to review the investments.

E. Cash Flows

It is our practice to fund amounts for our qualified pension plans that are at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws.

The expected future cash flow information related to our benefit plans follows:

	PENSION PLANS			
(MILLIONS OF DOLLARS)	U.S. QUALIFIED	U.S. SUPPLEMENTAL (NON-QUALIFIED)	INTERNATIONAL	POST RETIREMENT PLANS
Expected employer contributions:				
2012	$ 19	$130	$ 431	$ 394
Expected benefit payments:				
2012	$ 874	$130	$ 394	$ 295
2013	806	173	403	308
2014	825	174	416	317
2015	819	165	436	326
2016	839	141	455	331
2017–2021	4,891	706	2,496	1,780

The table reflects the total U.S. and international plan benefits projected to be paid from the plans or from our general assets under the current actuarial assumptions used for the calculation of the benefit obligation and, therefore, actual benefit payments may differ from projected benefit payments.

F. Defined Contribution Plans

We have savings and investment plans in several countries, including the U.S., U.K., Japan, Spain and the Netherlands. For the U.S. plans, employees may contribute a portion of their salaries and bonuses to the plans, and we match, largely in company stock or company stock units, a portion of the employee contributions. In the U.S., the matching contributions in company stock are sourced through open market purchases. Employees are permitted to subsequently diversify all or any portion of their company matching contribution. The contribution match for certain legacy Pfizer U.S. participants is held in an employee stock ownership plan. We recorded charges related to our plans of $288 million in 2011, $259 million in 2010 and $191 million in 2009.

12. Equity

A. Common Stock

During 2009, in connection with our acquisition of Wyeth on October 15, 2009, we issued approximately 1.3 billion shares of common stock, which were previously held as Pfizer treasury stock, to former Wyeth shareholders to partially fund the acquisition. The excess of the average cost of Pfizer treasury stock issued over the fair value of the stock portion of the consideration transferred to acquire Wyeth was recorded as a reduction to *Retained Earnings*. We purchase our common stock via privately negotiated transactions or in open market purchases as circumstances and prices warrant. Purchased shares under each of the share-purchase plans, which are authorized by our Board of Directors, are available for general corporate purposes.

From June 2005 through year-end 2011, we purchased approximately 1.2 billion shares of our stock for approximately $28 billion. On February 1, 2011, we announced that the Board of Directors authorized a new $5 billion share-purchase plan. On December 12, 2011, we announced that the Board of Directors authorized an additional $10 billion share-purchase plan. In 2011, we purchased approximately 459 million shares of our common stock for approximately $9.0 billion. In 2010, we purchased approximately 61 million shares of our common stock for approximately $1.0 billion. We did not purchase any shares of our common stock in 2009.

After giving effect to share purchases through year-end 2011, our remaining share-purchase authorization is approximately $10 billion at December 31, 2011.

B. Preferred Stock

The Series A convertible perpetual preferred stock is held by an Employee Stock Ownership Plan (Preferred ESOP) Trust and provides dividends at the rate of 6.25%, which are accumulated and paid quarterly. The per-share stated value is $40,300 and the preferred stock ranks senior to our common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 2,574.87 shares of our common stock with equal voting rights. The conversion option is indexed to our common stock and requires share settlement, and, therefore, is reported at the fair value at the date of issuance. We may redeem the preferred stock at any time or upon termination of the Preferred ESOP, at our option, in cash, in shares of common stock or, a combination of both at a price of $40,300 per share.

C. Employee Stock Ownership Plans

We have two employee stock ownership plans (collectively, the ESOPs), the Preferred ESOP and another that holds common stock of the Company (Common ESOP).

Allocated shares held by the Common ESOP are considered outstanding for the earnings per share (EPS) calculations and the eventual conversion of allocated preferred shares held by the Preferred ESOP is assumed in the diluted EPS calculation. As of December 31, 2011, the Preferred ESOP held preferred shares with a stated value of approximately $45 million, convertible into approximately 3 million shares of our common stock. As of December 31, 2011, the Common ESOP held approximately 4 million shares of our common stock. As of December 31, 2011, all preferred and common shares held by the ESOPs have been allocated to the Pharmacia U.S. and certain Puerto Rico savings plan participants.

D. Employee Benefit Trust

The Pfizer Inc. Employee Benefit Trust (EBT) was established in 1999 to fund our employee benefit plans through the use of its holdings of Pfizer Inc. stock. Our consolidated balance sheets reflect the fair value of the shares owned by the EBT as a reduction of *Shareholders' equity.* Beginning in May 2009, the Company began using the shares held in the EBT to help fund the Company's matching contribution in the Pfizer Savings Plan.

13. Share-Based Payments

Our compensation programs can include share-based payments, in the form of stock options, Restricted Stock Units (RSUs), Performance Share Awards (PSAs) and Total Shareholder Return Units (TSRUs).

The Company's shareholders approved the amendment and restatement of the 2004 Stock Plan at the Annual Meeting of Shareholders held on April 23, 2009. The primary purpose of the amendment was to increase the number of shares of common stock available for grants by 425 million shares. In addition, the amendment provided other changes, including that the number of stock options, Stock Appreciation Rights (SARs) (now known as TSRUs) or other performance-based awards that may be granted to any one individual during any 36-month period is limited to eight million shares, and that RSUs, PSAs and restricted stock grants count as two shares, while stock options and TSRUs count as one share, toward the maximums for the incremental 425 million shares. As of December 31, 2011, 319 million shares were available for award. The 2004 Stock Plan, as amended, is the only Pfizer plan under which equity-based compensation may currently be awarded to executives and other employees.

The Company's shareholders originally approved the 2004 Stock Plan at the Annual Meeting of Shareholders held on April 22, 2004, and, effective upon that approval, new stock option and other share-based awards could be granted only under the originally approved 2004 Stock Plan. As originally approved, the 2004 Stock Plan allowed a maximum of three million shares to be awarded to any employee per year and 475 million shares in total. RSUs, PSAs and restricted stock grants counted as three shares, while stock options and SARs counted as one share, toward the maximums under the Plan, as originally approved.

Although not required to do so, we have used authorized and unissued shares and, to a lesser extent, shares held in our Employee Benefit Trust and treasury stock to satisfy our obligations under these programs.

A. Impact on Net Income

The components of share-based compensation expense and the associated tax benefit follow:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2011**	2010	2009
Stock option expense	**$ 166**	$ 150	$165
RSU expense	**228**	211	183
TSRU expense	**17**	28	15
Directors' compensation and other	**5**	2	3
PSA expense/(expense reduction)	**3**	14	(17)
Share-based payment expense	**419**	405	349
Tax benefit for share-based compensation expense	**(139)**	(129)	(99)
Share-based payment expense, net of tax	**$ 280**	$ 276	$250

Amounts capitalized as part of inventory cost and the impact of modifications under our cost-reduction and productivity initiatives to share-based awards were not significant for any period presented. Generally, the modifications resulted in an acceleration of vesting, either in accordance with plan terms or at management's discretion.

B. Stock Options

Stock options are issued to select employees and, when vested, entitle the holder to purchase a specified number of shares of Pfizer common stock at a price per share equal to the closing market price of Pfizer common stock on the date of grant.

All eligible employees may receive stock option grants. No stock options were awarded to senior and other key management in any period presented; however, stock options were awarded to certain other employees. In virtually all instances, stock options granted since 2005 vest after three years of continuous service from the grant date and have a contractual term of 10 years. In most cases, stock options must be held for at least one year from the grant date before any vesting may occur. In the event of a divestiture or restructuring, options held by employees are immediately vested and are exercisable for a period from three months to their remaining term, depending on various conditions.

We measure the value of stock option grants as of the grant date using, for virtually all grants, the Black-Scholes-Merton option-pricing model. The values determined through this fair-value-based method generally are amortized on a straight-line basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses*, and *Research and development expenses*, as appropriate.

The weighted-average assumptions used in the valuation of stock options follow:

	YEAR ENDED DECEMBER 31,		
	2011	2010	2009
Expected dividend yield[(a)]	**4.14%**	4.00%	4.90%
Risk-free interest rate[(b)]	**2.59%**	2.87%	2.69%
Expected stock price volatility [(c)]	**25.55%**	26.85%	41.36%
Expected term[(d)] (years)	**6.25**	6.25	6.0

[(a)] Determined using a constant dividend yield during the expected term of the option.
[(b)] Determined using the interpolated yield on U.S. Treasury zero-coupon issues.
[(c)] Determined using implied volatility, after consideration of historical volatility.
[(d)] Determined using historical exercise and post-vesting termination patterns.

The following table summarizes all stock option activity during 2011:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE[(a)] (MILLIONS)
Outstanding, December 31, 2010	458,604	$28.29		
Granted	**66,850**	**18.92**		
Exercised	**(9,406)**	**16.31**		
Forfeited	**(6,513)**	**17.41**		
Canceled	**(79,982)**	**38.73**		
Outstanding, December 31, 2011	**429,553**	**25.31**	**4.9**	**$751**
Vested and expected to vest[(b)], December 31, 2011	**421,754**	**25.46**	**4.9**	**$715**
Exercisable, December 31, 2011	**273,563**	**30.09**	**3.0**	**$ 17**

[(a)] Market price of underlying Pfizer common stock less exercise price.
[(b)] The number of options expected to vest takes into account an estimate of expected forfeitures.

The following table provides data related to all stock option activity:

(MILLIONS OF DOLLARS, EXCEPT PER STOCK OPTION AMOUNTS)	YEAR ENDED/AS OF DECEMBER 31,		
	2011	2010	2009
Weighted-average grant date fair value per stock option	**$3.15**	$3.25	$3.30
Aggregate intrinsic value on exercise	**32**	5	2
Cash received upon exercise	**153**	16	7
Tax benefits realized related to exercise	**10**	1	1
Total compensation cost related to nonvested stock options not yet recognized, pre-tax	**$ 177**	$ 178	$ 147
Weighted-average period over which stock option compensation cost is expected to be recognized (years)	**1.3**	1.3	1.2

C. Restricted Stock Units (RSUs)

RSUs are issued to select employees and, when vested, entitle the holder to receive a specified number of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such RSUs. For RSUs granted during the periods presented, in virtually all instances, the units vest after three years of continuous service from the grant date.

We measure the value of RSU grants as of the grant date using the closing price of Pfizer common stock. The values determined through this fair-value-based method generally are amortized on a straight-line basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses*, and *Research and development expenses*, as appropriate.

The following table summarizes all RSU activity during 2011:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE PER SHARE
Nonvested, December 31, 2010	41,177	$17.57
Granted	**15,671**	**18.91**
Vested	**(13,281)**	**20.99**
Reinvested dividend equivalents	**1,740**	**19.28**
Forfeited	**(3,367)**	**17.27**
Nonvested, December 31, 2011	**41,940**	**$17.08**

The following table provides data related to all RSU activity:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2011**	2010	2009
Total grant date fair-value-based amount of shares vested	**$279**	$311	$131
Total compensation cost related to nonvested RSU awards not yet recognized, pre-tax	**$264**	$230	$198
Weighted-average period over which RSU cost is expected to be recognized (years)	**1.3**	1.4	1.3

D. Performance Share Awards (PSAs)

PSAs are awarded to senior and other key members of management. The target number of shares is determined by reference to the fair value of share-based awards to similar employees in the industry peer group.

We measure the value of PSA grants as of the grant date using a Monte Carlo simulation model. The values determined through this fair-value-based methodology generally are amortized on a straight-line basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses*, and *Research and development expenses*, as appropriate.

The weighted-average assumptions used in the valuation of PSAs follow:

	YEAR ENDED DECEMBER 31,		
	2011	2010	2009
Risk-free interest rate[(a)]	**1.22%**	1.24%	1.95%
Expected Pfizer stock price volatility[(b)]	**25.55%**	26.75%	40.40%
Average peer stock price volatility[(b)]	**21.63%**	23.64%	36.30%
Contractual term (years)	**3**	3	3

[(a)] Determined using the interpolated yield on U.S. Treasury zero-coupon issues.
[(b)] Determined using implied volatility, after consideration of historical volatility.

E. Total Shareholder Return Units (TSRUs)

TSRUs are awarded to senior and other key management. The contractual terms for TSRUs were for 5 years for certain awards and for 7 years for the balance of the awards in 2011, and for 5 years for all awards in each of 2009 and 2010. The target number of shares is determined by reference to the fair value of share-based awards to similar employees in the industry peer group.

We measure the value of TSRU grants as of the grant date using a Monte Carlo simulation model. The values determined through this fair-value-based methodology generally are amortized on a straight-line basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses*, and *Research and development expenses*, as appropriate.

The weighted-average assumptions used in the valuation of TSRUs follow:

	YEAR ENDED DECEMBER 31,		
	2011	2010	2009
Expected dividend yield[(a)]	**4.15%**	3.99%	4.55%
Risk-free interest rate[(b)]	**2.51%**	2.34%	2.35%
Expected stock price volatility[(c)]	**25.55%**	26.76%	36.92%
Contractual term (years)	**5.95**	5.00	5.00

[(a)] Determined using a constant dividend yield during the expected term of the TSRU.
[(b)] Determined using the interpolated yield on U.S. Treasury zero-coupon issues.
[(c)] Determined using implied volatility, after consideration of historical volatility.

14. Earnings per Common Share Attributable to Common Shareholders

Basic and diluted EPS were computed using the following common share data:

(IN MILLIONS)	YEAR ENDED DECEMBER 31, 2011	2010	2009
EPS Numerator—Basic:			
Income from continuing operations	**$ 8,739**	$8,211	$8,529
Less: Net income attributable to noncontrolling interests	**42**	31	8
Income from continuing operations attributable to Pfizer Inc.	**8,697**	8,180	8,521
Less: Preferred stock dividends—net of tax	**2**	2	2
Income from continuing operations attributable to Pfizer Inc. common shareholders	**8,695**	8,178	8,519
Discontinued operations—net of tax	**1,312**	77	114
Net income attributable to Pfizer Inc. common shareholders	**$10,007**	$8,255	$8,633
EPS Numerator—Diluted:			
Income from continuing operations attributable to Pfizer Inc. common shareholders and assumed conversions	**$ 8,697**	$8,180	$8,521
Discontinued operations—net of tax	**1,312**	77	114
Net income attributable to Pfizer Inc. common shareholders and assumed conversions	**$10,009**	$8,257	$8,635
EPS Denominator:			
Weighted-average number of common shares outstanding—Basic	**7,817**	8,036	7,007
Common-share equivalents: stock options, stock issuable under employee compensation plans and convertible preferred stock	**53**	38	38
Weighted-average number of common shares outstanding—Diluted	**7,870**	8,074	7,045
Stock options that had exercise prices greater than the average market price of our common stock issuable under employee compensation plans[(a)]	**272**	413	400

[(a)] These common stock equivalents were outstanding during 2011, 2010 and 2009 but were not included in the computation of diluted EPS for those years because their inclusion would have had an anti-dilutive effect.

15. Lease Commitments

We lease properties and equipment for use in our operations. In addition to rent, the leases may require us to pay directly for taxes, insurance, maintenance and other operating expenses or to pay higher rent when operating expenses increase. Rental expense, net of sublease income, was $382 million in 2011, $387 million in 2010 and $356 million in 2009.

The future minimum rental commitments under non-cancelable operating leases follow:

(MILLIONS OF DOLLARS)	2012	2013	2014	2015	2016	AFTER 2016
Lease commitments	$187	$166	$144	$105	$83	$723

16. Insurance

Our insurance coverage reflects market conditions (including cost and availability) existing at the time it is written, and our decision to obtain insurance coverage or to self-insure varies accordingly. Depending upon the cost and availability of insurance and the nature of the risk involved, the amount of self-insurance may be significant. The cost and availability of coverage have resulted in self-insuring certain exposures, including product liability. If we incur substantial liabilities that are not covered by insurance or substantially exceed insurance coverage and that are in excess of existing accruals, there could be a material adverse effect on our results of operations or cash flows in the period in which the amounts are paid and/or accrued (see *Note 17. Commitments and Contingencies*).

17. Commitments and Contingencies

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business. For a discussion of our tax contingencies, see *Note 5D. Taxes on Income: Tax Contingencies.*

LEGAL PROCEEDINGS

Our non-tax contingencies include, among others, the following:

- Patent litigation, which typically involves challenges to the coverage and/or validity of our patents on various products or processes. We are the plaintiff in the vast majority of these actions. An adverse outcome in actions in which we are the plaintiff could result in a loss of patent protection for the drug at issue, a significant loss of revenues from that drug and impairments of any associated assets.

- Product liability and other product-related litigation, which can include personal injury, consumer, off-label promotion, securities-law, antitrust and breach of contract claims, among others, often involves highly complex issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual provable injury and other matters.
- Commercial and other litigation, which can include merger-related and product-pricing claims and environmental claims and proceedings, can involve complexities that will vary from matter to matter.
- Government investigations, which often are related to the extensive regulation of pharmaceutical companies by national, state and local government agencies in the U.S. and in other countries.

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, and/or criminal charges, which could be substantial.

We believe that our claims and defenses in these matters are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. We do not believe that any of these matters will have a material adverse effect on our financial position. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations or cash flows in the period in which the amounts are paid and/or accrued.

We have accrued for losses that are both probable and reasonably estimable. Substantially all of these contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

Amounts recorded for legal and environmental contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

The principal pending matters to which we are a party are discussed below. In determining whether a pending matter is a principal matter, we consider both quantitative and qualitative factors in order to assess materiality, such as, among other things, the amount of damages and the nature of any other relief sought in the proceeding, if such damages and other relief are specified; our view of the merits of the claims and of the strength of our defenses; whether the action purports to be a class action and our view of the likelihood that a class will be certified by the court; the jurisdiction in which the proceeding is pending; any experience that we or, to our knowledge, other companies have had in similar proceedings; whether disclosure of the action would be important to a reader of our financial statements, including whether disclosure might change a reader's judgment about our financial statements in light of all of the information about the Company that is available to the reader; the potential impact of the proceeding on our reputation; and the extent of public interest in the matter. In addition, with respect to patent matters, we consider, among other things, the financial significance of the product protected by the patent. As a result of considering qualitative factors in our determination of principal matters, there are some matters discussed below with respect to which management believes that the likelihood of possible loss in excess of amounts accrued is remote.

A. Patent Litigation

Like other pharmaceutical companies, we are involved in numerous suits relating to our patents, including but not limited to those discussed below. Most of the suits involve claims by generic drug manufacturers that patents covering our products, processes or dosage forms are invalid and/or do not cover the product of the generic manufacturer. Also, counterclaims, as well as various independent actions, have been filed claiming that our assertions of, or attempts to enforce, our patent rights with respect to certain products constitute unfair competition and/or violations of the antitrust laws. In addition to the challenges to the U.S. patents on a number of our products that are discussed below, we note that the patent rights to certain of our products are being challenged in various other countries.

ACTIONS IN WHICH WE ARE THE PLAINTIFF AND CERTAIN RELATED ACTIONS

Lipitor (atorvastatin)
In November 2008, Apotex Inc. notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Lipitor. In December 2008, we filed patent-infringement suits against Apotex Inc. in the U.S. District Court for the District of Delaware and the U.S. District Court for the Northern District of Illinois. In August 2009, our action in the District of Delaware was transferred to the Northern District of Illinois and consolidated with our pending action there. Apotex Inc. asserts the invalidity of our patent covering the crystalline form of atorvastatin, which (including the six-month pediatric exclusivity period) expires in 2017. We assert the infringement of our crystalline patent and are defending against the allegations of invalidity.

In November 2011, our previously reported patent-infringement actions related to Lipitor against KUDCO Ireland, Ltd. and Kremers Urban LLC and against Aurobindo Pharma Ltd. in the U.S. District Court for the District of Delaware were settled on terms that are not material to Pfizer.

Lipitor began to face generic competition in the U.S. in November 2011.

In the U.K., while the basic patent for Lipitor expired in November 2011, the exclusivity period has been extended by six months to May 2012 by virtue of the supplementary protection certificate and pediatric extension. In September 2011, Dr. Reddy's Laboratories (UK) Limited filed an action in the High Court of Justice seeking revocation of the six-month pediatric extension. We are defending this action, which is based upon the interpretation of the EU Pediatric Medicines Regulation.

Caduet (atorvastatin/amlodipine combination)
In December 2011, our previously reported patent-infringement action related to Caduet against Sandoz, Inc., a division of Novartis AG (Sandoz), in the U.S. District Court for the District of Delaware was voluntarily dismissed by us.

Caduet began to face generic competition in the U.S. in November 2011.

Viagra (sildenafil)
In March 2010, we brought a patent-infringement action in the U.S. District Court for the Eastern District of Virginia against Teva Pharmaceuticals USA, Inc. (Teva USA) and Teva Pharmaceutical Industries Ltd. (Teva Pharmaceutical Industries), which had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Viagra. Teva USA and Teva Pharmaceutical Industries assert the invalidity and non-infringement of the Viagra use patent, which expires in 2019, but have not challenged the basic patent, which expires in 2012. In August 2011, the court ruled that our Viagra use patent is valid and infringed, thereby preventing Teva USA and Teva Pharmaceutical Industries from receiving approval for a generic version of Viagra before October 2019. In September 2011, Teva USA and Teva Pharmaceutical Industries appealed the decision to the U.S. Court of Appeals for the Federal Circuit.

In October 2010, we filed a patent-infringement action with respect to Viagra in the U.S. District Court for the Southern District of New York against Apotex Inc. and Apotex Corp., Mylan Pharmaceuticals Inc. and Mylan Inc., Actavis, Inc. and Amneal Pharmaceuticals LLC. These generic manufacturers have filed abbreviated new drug applications with the FDA seeking approval to market their generic versions of Viagra. They assert the invalidity and non-infringement of the Viagra use patent, but have not challenged the basic patent.

In May and June 2011, respectively, Watson Laboratories Inc. (Watson) and Hetero Labs Limited (Hetero) notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market their generic versions of Viagra. Each asserts the invalidity and non-infringement of the Viagra use patent. Neither has challenged the basic patent. In June and July 2011, respectively, we filed actions against Watson and Hetero in the U.S. District Court for the Southern District of New York asserting the validity and infringement of the use patent.

Sutent (sunitinib malate)
In May 2010, Mylan Pharmaceuticals Inc. notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Sutent and challenging on various grounds the Sutent basic patent, which expires in 2021, and two other patents, which expire in 2020 and 2021. In June 2010, we filed suit against Mylan Pharmaceuticals Inc. in the U.S. District Court for the District of Delaware asserting the infringement of those three patents.

Detrol and Detrol LA (tolterodine)
In January 2008, Impax Laboratories, Inc. (Impax) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Detrol LA. Impax is challenging on various grounds the basic patent, which (including the six-month pediatric exclusivity period) expires in 2012, and three formulation patents, which (including the six-month pediatric exclusivity period) expire in 2020. We filed an action against Impax in the U.S. District Court for the Southern District of New York asserting the infringement of the basic patent and two of the formulation patents. This action subsequently was transferred to the U.S. District Court for the District of New Jersey.

In March 2008 and May 2010, respectively, Sandoz and Mylan Pharmaceuticals Inc. notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Detrol LA. They assert the invalidity and/or non-infringement of three formulation patents for Detrol LA. They have not challenged the basic patent. In June 2010, we filed actions against Sandoz and Mylan Pharmaceuticals Inc. in the U.S. District Court for the District of New Jersey asserting the infringement of two of the formulation patents.

In April 2011, Impax notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Detrol. Impax asserts the non-infringement of the basic patent, which (including the six-month pediatric exclusivity period) expires in 2012. In June 2011, we filed an action against Impax in the U.S. District Court for the District of New Jersey asserting infringement of the basic patent.

In June 2011, Torrent Pharmaceuticals Ltd. (Torrent) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Detrol LA. Torrent asserted the invalidity and non-infringement of three formulation patents. Torrent did not challenge the basic patent. In July 2011, we filed an action against Torrent in the U.S. District Court for the District of New Jersey asserting the validity and infringement of the challenged patents. In February 2012, this action was settled on terms that are not material to Pfizer.

Lyrica (pregabalin)
Beginning in March 2009, several generic manufacturers notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Lyrica capsules and, in the case of one generic manufacturer, Lyrica oral solution. Each of the generic manufacturers is challenging one or more of three patents for Lyrica: the basic patent, which expires in 2018, and two other patents, which expire in 2013 and 2018. Each of the generic manufacturers asserts the invalidity and/or the non-infringement of the patents subject to challenge. Beginning in April 2009, we filed actions against these generic manufacturers in the U.S. District Court for the District of Delaware asserting the infringement and validity of our patents for Lyrica. All of these cases have been consolidated in the District of Delaware.

In November 2010, Novel Laboratories, Inc. (Novel) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Lyrica oral solution and asserting the invalidity and/or infringement of our three patents for Lyrica referred to above. In January 2011, we filed an action against Novel in the U.S. District Court for the District of Delaware asserting the validity and infringement of all three patents.

Apotex Inc. notified us, in May and June 2011, respectively, that it had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Lyrica oral solution and Lyrica capsules. Apotex Inc. asserts the invalidity and non-infringement of the basic patent, as well as the seizure patent that expires in 2013. In July 2011, we filed an action against Apotex Inc. in the U.S. District Court for the District of Delaware asserting the validity and infringement of the challenged patents in connection with both of the abbreviated new drug applications.

In October 2011, Alembic Pharmaceuticals Limited (Alembic) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Lyrica capsules and asserting the invalidity of the basic patent. In December 2011, we filed an action against Alembic in the U.S. District Court for the District of Delaware asserting the validity and infringement of the basic patent.

We also have filed patent-infringement actions in Canada against certain generic manufacturers who are seeking approval to market generic versions of Lyrica capsules in that country.

Zyvox (linezolid)
In December 2009, Teva Parenteral Medicines Inc. (Teva Parenteral) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Zyvox. Teva Parenteral asserts the invalidity and non-infringement of the basic Zyvox patent, which (including the six-month pediatric exclusivity period) expires in 2015, and another patent that expires in 2021. In January 2010, we filed suit against Teva Parenteral in the U.S. District Court for the District of Delaware asserting the infringement of the basic patent.

Relpax (eletriptan)
In June 2010, we received notices from Apotex Inc. and Apotex Corp. and from Teva USA that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Relpax. They asserted the non-infringement of our patent covering the crystalline form of eletriptan, which expires in 2017. They did not challenge the basic patent, which expires in 2016. In July 2010, we filed actions against Apotex Inc. and Apotex Corp. and against Teva USA in the U.S. District Court for the Southern District of New York asserting the infringement of the crystalline patent. In July 2011, the action against Teva USA was settled on terms that are not material to Pfizer. In October 2011, the action against Apotex Inc. and Apotex Corp. was voluntarily dismissed by the parties without prejudice.

Protonix (pantoprazole sodium)
Wyeth has a license to market Protonix in the U.S. from Nycomed GmbH (Nycomed), which owns the patents relating to Protonix. The basic patent (including the six-month pediatric exclusivity period) for Protonix expired in January 2011.

Following their respective filings of abbreviated new drug applications with the FDA, Teva USA and Teva Pharmaceutical Industries, Sun Pharmaceutical Advanced Research Centre Ltd. and Sun Pharmaceutical Industries Ltd. (collectively, Sun) and KUDCO Ireland, Ltd. (KUDCO Ireland) received final FDA approval to market their generic versions of Protonix 20mg and 40mg delayed-release tablets. Wyeth and Nycomed filed actions against those generic manufacturers in the U.S. District Court for the District of New Jersey, which subsequently were consolidated into a single proceeding, alleging infringement of the basic patent and seeking declaratory and injunctive relief. Following the court's denial of a preliminary injunction sought by Wyeth and Nycomed, Teva USA and Teva Pharmaceutical Industries and Sun launched their generic versions of Protonix tablets at risk in December 2007 and January 2008, respectively. Wyeth launched its own generic version of Protonix tablets in January 2008, and Wyeth and Nycomed filed amended complaints in the pending patent-infringement action seeking compensation for damages resulting from Teva USA's, Teva Pharmaceutical Industries' and Sun's at-risk launches.

In April 2010, the jury in the pending patent-infringement action upheld the validity of the basic patent for Protonix. In July 2010, the court upheld the jury verdict, but it did not issue a judgment against Teva USA, Teva Pharmaceutical Industries or Sun because of their other claims relating to the patent that still are pending. Wyeth and Nycomed will continue to pursue all available legal remedies against those generic manufacturers, including compensation for damages resulting from their at-risk launches.

Separately, Wyeth and Nycomed are defendants in purported class actions brought by direct and indirect purchasers of Protonix in the U.S. District Court for the District of New Jersey. Plaintiffs seek damages, on behalf of the respective putative classes, for the alleged violation of antitrust laws in connection with the procurement and enforcement of the patents for Protonix. These purported class actions have been stayed pending resolution of the underlying patent litigation in the U.S. District Court for the District of New Jersey.

Rapamune (sirolimus)
In March 2010, Watson and Ranbaxy Laboratories Limited (Ranbaxy) notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Rapamune. Watson and Ranbaxy assert the invalidity and non-infringement of a method-of-use patent which (including the six-month pediatric exclusivity period) expires in 2014 and a solid-dosage formulation patent which (including the six-month pediatric exclusivity period) expires in 2018. In April 2010, we filed actions against Watson and Ranbaxy in the U.S. District Court for the District of Delaware and against Watson in the U.S. District Court for the Southern District of Florida asserting the infringement of the method-of-use patent. In June 2010, our action in the Southern District of Florida was transferred to the District of Delaware and consolidated with our pending action there.

Tygacil (tigecycline)
In October 2009, Sandoz notified Wyeth that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Tygacil. Sandoz asserts the invalidity and non-infringement of two of Wyeth's patents relating to Tygacil, including the basic patent, which expires in 2016. In December 2009, Wyeth filed suit against Sandoz in the U.S. District Court for the District of Delaware asserting infringement of the basic patent.

Avinza (morphine sulfate)
King Pharmaceuticals, Inc. (King) and Elan Pharma International LTD (EPI) brought a patent-infringement action in the U.S. District Court for the District of New Jersey against Sandoz in July 2009 as the result of its abbreviated new drug application with the FDA seeking approval to market a generic version of Avinza. Sandoz is challenging a formulation patent for Avinza, which is owned by EPI, that expires in 2017.

EpiPen
King brought patent-infringement actions against Sandoz in the U.S District Court for the District of New Jersey in July 2010 and against Teva Pharmaceutical Industries and Intelliject, Inc. (Intelliject) in the U.S. District Court for the District of Delaware in August 2009 and January 2011, respectively, as the result of their abbreviated new drug applications with the FDA seeking approval to market epinephrine injectable products. The two actions in Delaware subsequently were consolidated. Sandoz and Teva Pharmaceutical Industries are challenging and Intelliject challenged two patents, which expire in 2025, covering the next generation autoinjector for use with epinephrine that is sold under the EpiPen brand name. In February 2012, the action against Intelliject was settled. Under the settlement agreement, Intelliject may launch its epinephrine injectable product no earlier than November 15, 2012, subject to final approval by the FDA.

Embeda (morphine sulfate/naltrexone hydrochloride extended-release capsules)
In August 2011, Watson Laboratories Inc.—Florida (Watson Florida) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Embeda extended-release capsules. Watson Florida asserts the invalidity and non-infringement of three formulation patents that expire in 2027. In October 2011, we filed an action against Watson Florida in the U.S. District Court for the District of Delaware asserting the infringement of, and defending against the allegations of the invalidity of, the three formulation patents.

Torisel (temsirolimus)
In November 2011, Sandoz and Accord Healthcare, Inc. USA and certain of its affiliates (collectively, Accord) notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Torisel. Sandoz and Accord assert the invalidity and non-infringement of two patents for Torisel, including the basic patent, which expires in 2014. In December 2011, we filed suit against Sandoz and Accord in the U.S. District Court for the District of Delaware asserting the infringement of, and defending against the allegation of the invalidity of, the basic patent.

ACTION IN WHICH WE ARE THE DEFENDANT AND A RELATED ACTION

ReFacto AF and Xyntha
In February 2008, Novartis Vaccines and Diagnostics, Inc. (Novartis) filed suit against Wyeth and a subsidiary of Wyeth in the U.S. District Court for the Eastern District of Texas alleging that Wyeth's ReFacto AF and Xyntha products infringe two Novartis patents. Novartis's complaint seeks damages, including treble damages, for alleged willful infringement. Wyeth and its subsidiary assert, among other things, the invalidity and non-infringement of the Novartis patents. In November 2009, Novartis added a third patent to its infringement claim against Wyeth and its subsidiary. In August 2010, Novartis granted Wyeth and its subsidiary a covenant not to sue on the third patent and withdrew that patent from its pending action.

In May 2008, a subsidiary of Wyeth filed suit in the U.S. District Court for the District of Delaware against Novartis seeking a declaration that the two Novartis patents initially asserted against Wyeth and its subsidiary in the action referred to in the preceding paragraph are invalid on the ground that the Wyeth subsidiary was the first to invent the subject matter. In February 2010, the District of Delaware declined to invalidate those two Novartis patents. In March 2010, the Wyeth subsidiary appealed the decision to the U.S. Court of Appeals for the Federal Circuit. In August 2011, the Federal Circuit affirmed the District Court's decision. In November 2011, the Federal Circuit denied the Wyeth subsidiary's petition for a rehearing. The Federal Circuit's decision does not address the defenses that Wyeth and its subsidiary are asserting in the action referred to in the previous paragraph.

B. Product Litigation

Like other pharmaceutical companies, we are defendants in numerous cases, including but not limited to those discussed below, related to our pharmaceutical and other products. Plaintiffs in these cases seek damages and other relief on various grounds for alleged personal injury and economic loss.

Asbestos

- Quigley

Quigley Company, Inc. (Quigley), a wholly owned subsidiary, was acquired by Pfizer in 1968 and sold products containing small amounts of asbestos until the early 1970s. In September 2004, Pfizer and Quigley took steps that were intended to resolve all pending and future claims against Pfizer and Quigley in which the claimants allege personal injury from exposure to Quigley products containing asbestos, silica or mixed dust. We recorded a charge of $369 million pre-tax ($229 million after-tax) in the third quarter of 2004 in connection with these matters.

In September 2004, Quigley filed a petition in the U.S. Bankruptcy Court for the Southern District of New York seeking reorganization under Chapter 11 of the U.S. Bankruptcy Code. In March 2005, Quigley filed a reorganization plan in the Bankruptcy Court that needed the approval of 75% of the voting claimants, as well as the Bankruptcy Court and the U.S. District Court for the Southern District of New York. In connection with that filing, Pfizer entered into settlement agreements with lawyers representing more than 80% of the individuals with claims related to Quigley products against Quigley and Pfizer. The agreements provide for a total of $430 million in payments, of which $215 million became due in December 2005 and has been and is being paid to claimants upon receipt by the Company of certain required documentation from each of the claimants. The reorganization plan provided for the establishment of a Trust (the Trust) for the evaluation and, as appropriate, payment of all unsettled pending claims, as well as any future claims alleging injury from exposure to Quigley products.

In February 2008, the Bankruptcy Court authorized Quigley to solicit an amended reorganization plan for acceptance by claimants. According to the official report filed with the court by the balloting agent in July 2008, the requisite votes were cast in favor of the amended plan of reorganization.

The Bankruptcy Court held a confirmation hearing with respect to Quigley's amended plan of reorganization that concluded in December 2009. In September 2010, the Bankruptcy Court declined to confirm the amended reorganization plan. As a result of the foregoing, Pfizer recorded additional charges for this matter of approximately $1.3 billion pre-tax (approximately $800 million after-tax) in 2010. Further, in order to preserve its right to address certain legal issues raised in the court's opinion, in October 2010, Pfizer filed a notice of appeal and motion for leave to appeal the Bankruptcy Court's decision denying confirmation.

In March 2011, Pfizer entered into a settlement agreement with a committee (the Ad Hoc Committee) representing approximately 40,000 claimants in the Quigley bankruptcy proceeding (the Ad Hoc Committee claimants). Consistent with the additional charges recorded in 2010 referred to above, the principal provisions of the settlement agreement provide for a settlement payment in two installments and other consideration, as follows:

- the payment to the Ad Hoc Committee, for the benefit of the Ad Hoc Committee claimants, of a first installment of $500 million upon receipt by Pfizer of releases of asbestos-related claims against Pfizer Inc. from Ad Hoc Committee claimants holding $500 million in the aggregate of claims (Pfizer began paying this first installment in June 2011);
- the payment to the Ad Hoc Committee, for the benefit of the Ad Hoc Committee claimants, of a second installment of $300 million upon Pfizer's receipt of releases of asbestos-related claims against Pfizer Inc. from Ad Hoc Committee claimants holding an additional $300 million in the aggregate of claims following the earlier of the effective date of a revised plan of reorganization and April 6, 2013;
- the payment of the Ad Hoc Committee's legal fees and expenses incurred in this matter up to a maximum of $19 million (Pfizer began paying these legal fees and expenses in May 2011); and
- the procurement by Pfizer of insurance for the benefit of certain Ad Hoc Committee claimants to the extent such claimants with non-malignant diseases have a future disease progression to a malignant disease (Pfizer procured this insurance in August 2011).

Following the execution of the settlement agreement with the Ad Hoc Committee, Quigley filed a revised plan of reorganization and accompanying disclosure statement with the Bankruptcy Court in April 2011. Under the revised plan, and consistent with the additional charges recorded in 2010 referred to above, we expect to contribute an additional amount to the Trust, if and when the Bankruptcy Court confirms the plan, of cash and non-cash assets (including insurance proceeds) with a value in excess of $550 million. The Bankruptcy Court must find that the revised plan meets the requisite standards of the U.S. Bankruptcy Code before it confirms the plan. We expect that, if approved by claimants, confirmed by the Bankruptcy Court and the District Court and upheld on any subsequent appeal, the revised reorganization plan will result in the District Court entering a permanent injunction directing pending claims, as well as future claims, alleging personal injury from exposure to Quigley products to the Trust. There is no assurance that the plan will be confirmed by the courts.

In a separately negotiated transaction with an insurance company in August 2004, we agreed to a settlement related to certain insurance coverage which provides for payments to an insurance proceeds trust established by Pfizer and Quigley over a ten-year period of amounts totaling $405 million. Most of these insurance proceeds, as well as other payments from insurers that issued policies covering Pfizer and Quigley, would be paid, following confirmation, to the Trust for the benefit of present unsettled and future claimants with claims arising from exposure to Quigley products.

- Other Matters

Between 1967 and 1982, Warner-Lambert owned American Optical Corporation, which manufactured and sold respiratory protective devices and asbestos safety clothing. In connection with the sale of American Optical in 1982, Warner-Lambert agreed to indemnify the purchaser for certain liabilities, including certain asbestos-related and other claims. As of December 31, 2011, approximately 67,700 claims naming American Optical and numerous other defendants were pending in various federal and state courts seeking damages for alleged personal injury from exposure to asbestos and other allegedly hazardous materials. Warner-Lambert is actively engaged in the defense of, and will continue to explore various means to resolve, these claims.

Warner-Lambert and American Optical brought suit in state court in New Jersey against the insurance carriers that provided coverage for the asbestos and other allegedly hazardous materials claims related to American Optical. A majority of the carriers subsequently agreed to pay for a portion of the costs of defending and resolving those claims. The litigation continues against the carriers who have disputed coverage or how costs should be allocated to their policies, and the court held that Warner-Lambert and American Optical are entitled to payment from each of those carriers of a proportionate share of the costs associated with those claims. Under New Jersey law, a special allocation master was appointed to implement certain aspects of the court's rulings.

Numerous lawsuits are pending against Pfizer in various federal and state courts seeking damages for alleged personal injury from exposure to products containing asbestos and other allegedly hazardous materials sold by Gibsonburg Lime Products Company (Gibsonburg). Gibsonburg was acquired by Pfizer in the 1960s and sold products containing small amounts of asbestos until the early 1970s.

There also is a small number of lawsuits pending in various federal and state courts seeking damages for alleged exposure to asbestos in facilities owned or formerly owned by Pfizer or its subsidiaries.

Celebrex and Bextra

- *Securities and ERISA Actions*

Beginning in late 2004, actions, including purported class actions, were filed in various federal and state courts against Pfizer, Pharmacia Corporation (Pharmacia) and certain current and former officers, directors and employees of Pfizer and Pharmacia. These actions include (i) purported class actions alleging that Pfizer and certain current and former officers of Pfizer violated federal securities laws by misrepresenting the safety of Celebrex and Bextra, and (ii) purported class actions filed by persons who claim to be participants in the Pfizer or Pharmacia Savings Plan alleging that Pfizer and certain current and former officers, directors and employees of Pfizer or, where applicable, Pharmacia and certain former officers, directors and employees of Pharmacia, violated certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) by selecting and maintaining Pfizer stock or Pharmacia stock as an investment alternative when it allegedly no longer was a suitable or prudent investment option. In June 2005, the federal securities and ERISA actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Pfizer Inc. Securities, Derivative and "ERISA" Litigation MDL-1688) in the U.S. District Court for the Southern District of New York.

- *Securities Action in New Jersey*

In 2003, several purported class action complaints were filed in the U.S. District Court for the District of New Jersey against Pharmacia, Pfizer and certain former officers of Pharmacia. The plaintiffs seek damages, alleging that the defendants violated federal securities laws by misrepresenting the data from a study concerning the gastrointestinal effects of Celebrex. These cases were consolidated for pre-trial proceedings in the District of New Jersey (Alaska Electrical Pension Fund et al. v. Pharmacia Corporation et al.). In January 2007, the court certified a class consisting of all persons who purchased Pharmacia securities from April 17, 2000 through February 6, 2001 and were damaged as a result of the decline in the price of Pharmacia's securities allegedly attributable to the misrepresentations.

In October 2007, the court granted defendants' motion for summary judgment and dismissed the plaintiffs' claims. In November 2007, the plaintiffs appealed the decision to the U.S. Court of Appeals for the Third Circuit. In January 2009, the Third Circuit vacated the District Court's grant of summary judgment in favor of defendants and remanded the case to the District Court for further proceedings. The Third Circuit also held that the District Court erred in determining that the class period ended on February 6, 2001, and directed that the class period end on August 5, 2001. In June 2009, the District Court stayed proceedings in the case pending a determination by the U.S. Supreme Court with regard to defendants' petition for certiorari seeking reversal of the Third Circuit's decision. In May 2010, the U.S. Supreme Court denied defendants' petition for certiorari, and the case was remanded to the District Court for further proceedings.

- *Other*

Pfizer and several predecessor and affiliated companies, including Monsanto Company (Monsanto), are defendants in an action brought by Brigham Young University (BYU) and a BYU professor in the U.S. District Court for the District of Utah alleging, among other things, breach by Monsanto of a 1991 research agreement with BYU. Plaintiffs claim that research under that agreement led to the discovery of Celebrex and that, as a result, they are entitled to a share of the profits from Celebrex sales. Plaintiffs seek, among other things, compensatory and punitive damages.

Various Drugs: Off-Label Promotion Actions

- *Securities Action*

In May 2010, a purported class action was filed in the U.S. District Court for the Southern District of New York against Pfizer and several of our current and former officers. The complaint alleges that the defendants violated federal securities laws by failing to disclose that Pfizer was engaged in off-label marketing of certain drugs. Plaintiffs seek damages in an unspecified amount.

- *Actions by Health Care Service Corporation*

In June 2010, Health Care Service Corporation (HCSC), for itself and its affiliates, Blue Cross and Blue Shield plans in Illinois, New Mexico, Oklahoma and Texas, filed an action against us in the U.S. District Court for the Eastern District of Texas. In July 2010, HCSC amended its complaint. The complaint, as amended, alleges that we engaged in deceptive marketing activities, including off-label promotion, and the payment of improper remuneration to healthcare professionals with respect to Bextra and Celebrex in violation of, among other things, the federal Racketeer Influenced and Corrupt Organizations (RICO) Act and the Illinois Consumer Fraud Act. In December 2010, this action was transferred to a Multi-District Litigation (In re Celebrex and Bextra Marketing, Sales Practices and Product Liability Litigation MDL-1699) in the U.S. District Court for the Northern District of California. In July 2010, HCSC also filed a separate lawsuit against us in the U.S. District Court for the Eastern District of Texas including substantially similar allegations regarding Geodon, Lyrica and Zyvox. In this latter action, in October 2011, HCSC filed an amended complaint that is substantially similar to the original complaint except that it no longer includes allegations regarding Lyrica or claims under the Illinois Consumer Fraud Act. In both actions, HCSC seeks to recover the amounts that it paid for the specified drugs on behalf of its members in Illinois, New Mexico, Oklahoma, and Texas, as well as treble damages and punitive damages.

Hormone-Replacement Therapy

- *Personal Injury and Economic Loss Actions*

Pfizer and certain wholly owned subsidiaries and limited liability companies, including Wyeth and King, along with several other pharmaceutical manufacturers, have been named as defendants in approximately 10,000 actions in various federal and state courts alleging personal injury or economic loss related to the use or purchase of certain estrogen and progestin medications prescribed for women to treat the symptoms of menopause. Although new actions are occasionally filed, the number of new actions was not significant in 2011, and we do not expect a substantial change in the rate of new actions being filed. Plaintiffs in these suits allege a variety of personal injuries, including breast cancer, ovarian cancer, stroke and heart disease. Certain co-defendants in some of these actions have asserted indemnification rights against Pfizer and its affiliated companies. The cases against Pfizer and its affiliated companies involve one or more of the following products, all of which remain approved by the FDA: femhrt (which Pfizer divested in 2003); Activella and Vagifem (which are Novo Nordisk products that were marketed by a Pfizer affiliate from 2000 to 2004); Premarin, Prempro, Aygestin, Cycrin and Premphase (which are legacy Wyeth products); and Provera, Ogen, Depo-Estradiol, Estring and generic MPA (which are legacy Pharmacia & Upjohn products). The federal cases have been transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Prempro Products Liability Litigation MDL-1507) in the U.S. District Court for the Eastern District of Arkansas. Certain of the federal cases have been remanded to their respective District Courts for further proceedings including, if necessary, trial.

This litigation consists of individual actions, a few purported statewide class actions and a purported provincewide class action in Quebec, Canada, a statewide class action in California and a nationwide class action in Canada. In March 2011, in an action against Wyeth seeking the refund of the purchase price paid for Wyeth's hormone-replacement therapy products by individuals in the State of California during the period from January 1995 to January 2003, the U.S. District Court for the Southern District of California certified a class consisting of all individual purchasers of such products in California who actually heard or read Wyeth's alleged misrepresentations regarding such products. This is the only hormone-replacement therapy action to date against Pfizer and its affiliated companies in the U.S. in which a class has been certified. In addition, in August 2011, in an action against Wyeth seeking damages for personal injury, the Supreme Court of British Columbia certified a class consisting of all women who were prescribed Premplus and/or Premarin in combination with progestin in Canada between January 1, 1997 and December 1, 2003 and who thereafter were diagnosed with breast cancer.

Pfizer and its affiliated companies have prevailed in many of the hormone-replacement therapy actions that have been resolved to date, whether by voluntary dismissal by the plaintiffs, summary judgment, defense verdict or judgment notwithstanding the verdict; a number of these cases have been appealed by the plaintiffs. Certain other hormone-replacement therapy actions have resulted in verdicts for the plaintiffs and have included the award of compensatory and, in some instances, punitive damages; each of these cases has been appealed by Pfizer and/or its affiliated companies. The decisions in a few of the cases that had been appealed by Pfizer and/or its affiliated companies or by the plaintiffs have been upheld by the appellate courts, while several other cases that had been appealed by Pfizer and/or its affiliated companies or by the plaintiffs have been remanded by the appellate courts to their respective trial courts for further proceedings. Trials of additional hormone-replacement therapy actions are underway or scheduled in 2012.

As of December 31, 2011, Pfizer and its affiliated companies had settled, or entered into definitive agreements or agreements-in-principle to settle, approximately 52% of the hormone-replacement therapy actions pending against us and our affiliated companies. We have recorded aggregate charges with respect to those actions, as well as with respect to the actions that have resulted in verdicts against us or our affiliated companies, of $336 million in 2011 and $300 million in prior years. In addition, we have recorded a charge of $359 million in 2011 that provides for the minimum expected costs to resolve all remaining hormone-replacement therapy actions against Pfizer and its affiliated companies, consistent with our current ability to quantify such future costs. The $359 million charge is an estimate and, while we cannot reasonably estimate the range of reasonably possible loss in excess of the amount accrued for these contingencies given the uncertainties inherent in this product liability litigation, as described below, additional charges may be required in the future.

Most of the unresolved actions against Pfizer and/or its affiliated companies have been outstanding for more than five years and could take many more years to resolve. However, opportunistic settlements could occur at any time. The litigation process is time-consuming, as every hormone-replacement action being litigated involves contested issues of medical causation and knowledge of risk. Even though the vast majority of hormone-replacement therapy actions concern breast cancer, the underlying facts (e.g., medical causation, family history, reliance on warnings, physician/patient interaction, analysis of labels, actual provable injury and other critical factors) can differ significantly from action to action, and the process of discovery has not yet begun for a majority of the unresolved actions. Our ability to estimate the range of possible loss in excess of amounts accrued is complicated by these factors. In addition, the hormone-replacement therapy litigation involves fundamental issues of science and medicine that often are uncertain and continue to evolve. Key scientific court rulings may have a significant impact on the litigation as a whole. An integral part of the litigation process involves understanding the evolving science, as well as seeking key scientific rulings. Equally important, the discovery process is lengthy and complex and has not yet begun for a majority of the unresolved actions. Therefore, we may not have sufficient information to determine the percentage of unresolved actions that could be impacted by scientific developments and/or key scientific rulings. Our ability to estimate the range of possible loss in excess of amounts accrued is complicated by these fundamental issues of science and medicine, because we do not know how the science may evolve, how the courts will rule on key motions or which unresolved actions will be impacted by these scientific matters.

Accordingly, we cannot reasonably estimate the range of possible loss in excess of amounts accrued for these contingencies.

- *Government Inquiries; Action by State of Nevada*

Pfizer and/or its affiliated companies also have received inquiries from various federal and state agencies and officials relating to the marketing of their hormone-replacement products. In November 2008, the State of Nevada filed an action against Pfizer, Pharmacia & Upjohn Company and Wyeth in state court in Nevada alleging that they had engaged in deceptive marketing of their respective hormone-replacement therapy medications in Nevada in violation of the Nevada Deceptive Trade Practices Act. The action seeks monetary relief, including civil penalties and treble damages. In February 2010, the action was dismissed by the court on the grounds that the statute of limitations had expired. In July 2011, the Nevada Supreme Court reversed the dismissal and remanded the case to the district court for further proceedings.

Zoloft and Effexor

- *Personal Injury Actions*

A number of individual lawsuits and multi-plaintiff lawsuits have been filed against us and/or our subsidiaries in various federal and state courts alleging personal injury as a result of the purported ingesting of Zoloft or Effexor.

- *Antitrust Actions*

Beginning in May 2011, purported class actions were filed in certain federal courts against Wyeth and, in certain of the actions, affiliates of Wyeth and certain other defendants relating to Effexor XR, which is the extended-release formulation of Effexor. The plaintiffs in each of these actions seek to represent a class consisting of all persons in the U.S. and its territories who purchased Effexor XR or generic Effexor XR directly (in certain of the actions) or indirectly (in the other actions) from any of the defendants from June 14, 2008 until the time the defendants' allegedly unlawful conduct ceased (the Class Period). The plaintiffs allege delay in the launch of generic Effexor XR in the U.S. and its territories, in violation of federal antitrust laws and, in the indirect-purchaser actions, the antitrust, consumer protection and various other laws of certain states, as the result of Wyeth fraudulently obtaining and improperly listing certain patents for Effexor XR, enforcing certain patents for Effexor XR, and entering into litigation settlement agreements with various generic manufacturers with respect to Effexor XR. Each of the actions seeks treble damages on behalf of the putative class for alleged price overcharges for Effexor XR or generic Effexor XR in the U.S. and its territories during the Class Period. All of the purported class actions brought by direct purchasers have been consolidated in the U.S. District Court for the District of New Jersey, and all of the purported class actions brought by indirect purchasers have been separately consolidated in the same court. In addition, a few individual actions are pending in the same court that assert claims and seek relief for the plaintiffs that are substantially similar to the claims asserted and the relief sought in the purported class actions.

Neurontin

- *Off-Label Promotion Actions in the U.S.*

A number of lawsuits, including purported class actions, have been filed against us in various federal and state courts alleging claims arising from the promotion and sale of Neurontin. The plaintiffs in the purported class actions seek to represent nationwide and certain statewide classes consisting of persons, including individuals, health insurers, employee benefit plans and other third-party payers, who purchased or reimbursed patients for the purchase of Neurontin that allegedly was used for indications other than those included in the product labeling approved by the FDA. In 2004, many of the suits pending in federal courts, including individual actions as well as purported class actions, were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Neurontin Marketing, Sales Practices and Product Liability Litigation MDL-1629) in the U.S. District Court for the District of Massachusetts.

In the Multi-District Litigation, in 2009, the court denied the plaintiffs' renewed motion for certification of a nationwide class of all consumers and third-party payers who allegedly purchased or reimbursed patients for the purchase of Neurontin for off-label uses from 1994 through 2004. In May 2011, the court denied a motion to reconsider its class certification ruling.

In 2010, the Multi-District Litigation court partially granted the Company's motion for summary judgment, dismissing the claims of all of the proposed class representatives for third-party payers and four of the six proposed class representatives for individual consumers. In June 2011, the plaintiffs whose claims were dismissed appealed both the dismissal and the denial of class certification to the U.S. Court of Appeals for the First Circuit.

Also in the Multi-District Litigation, in February 2011, a third-party payer who was not included in the proposed class action appealed a dismissal order to the U.S. Court of Appeals for the First Circuit.

Plaintiffs are seeking certification of statewide classes of Neurontin purchasers in actions pending in California, Illinois and Oklahoma. State courts in New York, Pennsylvania, Missouri and New Mexico have declined to certify statewide classes of Neurontin purchasers. In November 2011, the plaintiff in the Missouri action and a proposed intervenor appealed the denial of class certification.

In January 2011, the U.S. District Court for the District of Massachusetts entered an order trebling a jury verdict against us in an action by a third-party payer seeking damages for the alleged off-label promotion of Neurontin in violation of the federal Racketeer Influenced and Corrupt Organizations (RICO) Act. The verdict was for $47.4 million, which was subject to automatic trebling to $142.1 million under the RICO Act. In November 2010, the court had entered a separate verdict against us in the amount of $65.4 million, together with prejudgment interest, under California's Unfair Trade Practices law relating to the same alleged conduct, which amount is included within and is not additional to the $142.1 million trebled amount of the jury verdict. In August 2011, we appealed the District Court's judgment to the U.S. Court of Appeals for the First Circuit.

- *Personal Injury Actions in the U.S. and Certain Other Countries*

A number of individual lawsuits have been filed against us in various U.S. federal and state courts and in certain other countries alleging suicide, attempted suicide and other personal injuries as a result of the purported ingesting of Neurontin. Certain of the U.S. federal actions have been transferred for consolidated pre-trial proceedings to the same Multi-District Litigation referred to in the first paragraph of this section.

In addition, purported class actions have been filed against us in various Canadian provincial courts alleging claims arising from the promotion, sale and labeling of Neurontin and generic gabapentin. In a proceeding pending in Ontario, Canada, the court certified a class consisting of all persons in Canada who purchased and ingested Neurontin prior to August 2004. The plaintiffs claim that Pfizer failed to provide adequate warning of the alleged risks of personal injury associated with Neurontin.

- *Antitrust Action in the U.S.*

In January 2011, in a Multi-District Litigation (In re Neurontin Antitrust Litigation MDL-1479) that consolidates four actions, the U.S. District Court for the District of New Jersey certified a nationwide class consisting of wholesalers and other entities who purchased Neurontin directly from Pfizer and Warner-Lambert during the period from December 11, 2002 to August 31, 2008 and who also purchased generic gabapentin after it became available. The complaints allege that Pfizer and Warner-Lambert engaged in anticompetitive conduct in violation of the Sherman Act that included, among other things, submitting patents for listing in the Orange Book and prosecuting and enforcing certain patents relating to Neurontin, as well as engaging in off-label marketing of Neurontin. Plaintiffs seek compensatory damages, which may be subject to trebling.

Lipitor

- *Whistleblower Action*

In 2004, a former employee filed a "whistleblower" action against us in the U.S. District Court for the Eastern District of New York. The complaint remained under seal until September 2007, at which time the U.S. Attorney for the Eastern District of New York declined to intervene in the case. We were served with the complaint in December 2007. Plaintiff alleges off-label promotion of Lipitor in violation of the Federal Civil False Claims Act and the false claims acts of certain states, and he seeks treble damages and civil penalties on behalf of the federal government and the specified states as the result of their purchase, or reimbursement of patients for the purchase, of Lipitor allegedly for such off-label uses. Plaintiff also seeks compensation as a whistleblower under those federal and state statutes. In addition, plaintiff alleges that he was wrongfully terminated, in violation of the anti-retaliation provisions of applicable federal and New York law, and he seeks damages and the reinstatement of his employment. In 2009, the court dismissed without prejudice the off-label promotion claims and, in 2010, plaintiff filed an amended complaint containing off-label promotion allegations that are substantially similar to the allegations in the original complaint.

- *Antitrust Actions*

Beginning in November 2011, purported class actions relating to Lipitor were filed in various federal and state courts against Pfizer, certain affiliates of Pfizer, and, in most of the actions, Ranbaxy, among others. The plaintiffs seek to represent nationwide or statewide classes consisting of persons or entities who directly purchased, indirectly purchased or reimbursed patients for the purchase of Lipitor (or, in certain of the actions, generic Lipitor) from any of the defendants from March 2010 until the cessation of the defendants' allegedly unlawful conduct (the Class Period). The plaintiffs allege delay in the launch of generic Lipitor, in violation of federal antitrust laws and/or state antitrust, consumer protection and various other laws resulting from (i) the 2008 agreement pursuant to which Pfizer and Ranbaxy settled certain patent litigation involving Lipitor, and Pfizer granted Ranbaxy a license to sell a generic version of Lipitor in various markets beginning on varying dates, and (ii) in certain of the federal actions, the procurement and/or enforcement of certain patents for Lipitor. Each of the actions seeks, among other things, treble damages on behalf of the putative class for alleged price overcharges for Lipitor (or, in certain of the actions, generic Lipitor) during the Class Period. In addition, an individual action by several California pharmacies was filed in January 2012 in state court in California against Pfizer, Ranbaxy and certain of their affiliates, among others, that asserts claims and seeks relief for the plaintiff pharmacies that are substantially similar to the claims asserted and the relief sought in the purported class actions described above.

Chantix/Champix

A number of individual lawsuits have been filed against us in various federal and state courts alleging suicide, attempted suicide and other personal injuries as a result of the purported ingesting of Chantix, as well as economic loss. Plaintiffs in these actions seek compensatory and punitive damages and the disgorgement of profits resulting from the sale of Chantix. In October 2009, the federal cases were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Chantix (Varenicline) Products Liability Litigation MDL-2092) in the U.S. District Court for the Northern District of Alabama.

Beginning in December 2008, purported class actions were filed against us in the Ontario Superior Court of Justice (Toronto Region), the Superior Court of Quebec (District of Montreal), the Court of Queen's Bench of Alberta, Judicial District of Calgary, and the Superior Court of British Columbia (Vancouver Registry) on behalf of all individuals and third-party payers in Canada who have purchased and ingested Champix or reimbursed patients for the purchase of Champix. Each of these actions asserts claims under Canadian product liability law, including with respect to the safety and efficacy of Champix, and, on behalf of the putative class, seeks monetary relief, including punitive damages. The actions in Quebec, Alberta and British Columbia have been stayed pending the decision regarding class certification in the Ontario action.

Bapineuzumab

In June 2010, a purported class action was filed in the U.S. District Court for the District of New Jersey against Pfizer, as successor to Wyeth, and several former officers of Wyeth. The complaint alleges that Wyeth and the individual defendants violated federal securities laws by making or causing Wyeth to make false and misleading statements, and by failing to disclose or causing Wyeth to fail to disclose material information, concerning the results of a clinical trial involving bapineuzumab, a product in development for the treatment of Alzheimer's disease. The plaintiff seeks to represent a class consisting of all persons who purchased Wyeth securities from May 21, 2007 through July 2008 and seeks damages in an unspecified amount on behalf of the putative class. In February 2012, the court granted the defendants' motion to dismiss the complaint. The court's decision is subject to possible appeal by the plaintiff.

In July 2010, a related action was filed in the U.S. District Court for the Southern District of New York against Elan Corporation (Elan), certain directors and officers of Elan, and Pfizer, as successor to Wyeth. Elan participated in the development of bapineuzumab until September 2009. The complaint alleges that Elan, Wyeth and the individual defendants violated federal securities laws by making or causing Elan to make false and misleading statements, and by failing to disclose or causing Elan to fail to disclose material information, concerning the results of a clinical trial involving bapineuzumab. The plaintiff seeks to represent a class consisting of all persons who purchased Elan call options from June 17, 2008 through July 29, 2008 and seeks damages in an unspecified amount on behalf of the putative class. In June 2011, the court granted Pfizer's and Elan's motions to dismiss the complaint. In July 2011, the plaintiff filed a supplemental memorandum setting forth the bases that the plaintiff believed supported amendment of the complaint. In August 2011, the court dismissed the complaint with prejudice. In September 2011, the plaintiff appealed the District Court's decision to the U.S. Court of Appeals for the Second Circuit.

Thimerosal

Wyeth is a defendant in a number of suits by or on behalf of vaccine recipients alleging that exposure through vaccines to cumulative doses of thimerosal, a preservative used in certain childhood vaccines formerly manufactured and distributed by Wyeth and other vaccine manufacturers, caused severe neurological damage and/or autism in children. While several suits were filed as purported nationwide or statewide class actions, all of the purported class actions have been dismissed, either by the courts or voluntarily by the plaintiffs. In addition to the suits alleging injury from exposure to thimerosal, certain of the cases were brought by parents in their individual capacities for, among other things, loss of services and loss of consortium of the injured child.

The National Childhood Vaccine Injury Act (the Vaccine Act) requires that persons alleging injury from childhood vaccines first file a petition in the U.S. Court of Federal Claims asserting a vaccine-related injury. At the conclusion of that proceeding, petitioners may bring a lawsuit against the manufacturer in federal or state court, provided that they have satisfied certain procedural requirements. Also under the terms of the Vaccine Act, if a petition has not been adjudicated by the U.S. Court of Federal Claims within a specified time period after filing, the petitioner may opt out of the proceeding and pursue a lawsuit against the manufacturer by following certain procedures. Some of the vaccine recipients who have sued Wyeth to date may not have satisfied the conditions to filing a lawsuit that are mandated by the Vaccine Act. The claims brought by parents for, among other things, loss of services and loss of consortium of the injured child are not covered by the Vaccine Act.

In 2002, the Office of Special Masters of the U.S. Court of Federal Claims established an Omnibus Autism Proceeding with jurisdiction over petitions in which vaccine recipients claim to suffer from autism or autism spectrum disorder as a result of receiving thimerosal-containing childhood vaccines and/or the measles, mumps and rubella (MMR) vaccine. There currently are several thousand petitions pending in the Omnibus Autism Proceeding. Special masters of the court have heard six test cases on petitioners' theories that either thimerosal-containing vaccines in combination with the MMR vaccine or thimerosal-containing vaccines alone can cause autism or autism spectrum disorder.

- In February 2009, special masters of the U.S. Court of Federal Claims rejected the three cases brought on the theory that a combination of MMR and thimerosal-containing vaccines caused petitioners' conditions. After these rulings were affirmed by the U.S. Court of Federal Claims, two of them were appealed by petitioners to the U.S. Court of Appeals for the Federal Circuit. In 2010, the Federal Circuit affirmed the decisions of the special masters in both of these cases.

- In March 2010, special masters of the U.S. Court of Federal Claims rejected the three additional test cases brought on the theory that thimerosal-containing vaccines alone caused petitioners' conditions. Petitioners did not seek review by the U.S. Court of Federal Claims of the decisions of the special masters in these latter three test cases, and judgments were entered dismissing the cases in April 2010.

- Petitioners in each of the six test cases have filed an election to bring a civil action.

Pristiq

In late 2007 and early 2008, the following actions were filed in various federal courts: (i) a purported class action alleging that Wyeth and certain former officers of Wyeth violated federal securities laws by misrepresenting the safety of Pristiq during the period before the FDA's issuance in July 2007 of an "approvable letter" for Pristiq for the treatment of vasomotor symptoms, which allegedly caused a decline in the price of Wyeth stock; and (ii) a purported class action against Wyeth, the Wyeth Savings Plan Committee, the Wyeth Savings Plan-Puerto Rico Committee, the Wyeth Retirement Committee and certain former Wyeth officers and committee members alleging that they violated certain provisions of ERISA by maintaining Wyeth stock as an investment alternative under certain Wyeth plans notwithstanding their alleged knowledge of the aforementioned alleged misrepresentation.

The U.S. District Court for the Southern District of New York dismissed the ERISA action and denied the plaintiff's motion to amend the complaint in March and August 2010, respectively. In September 2010, the plaintiff appealed both of those rulings to the U.S. Court of Appeals for the Second Circuit. In November 2010, the plaintiff withdrew the appeal, but has reserved the right to reinstate the appeal by March 2012. The purported securities class action remains pending.

Rebif
We have an exclusive collaboration agreement with EMD Serono, Inc. (Serono) to co-promote Rebif, a treatment for multiple sclerosis, in the U.S. In August 2011, Serono filed a complaint in the Philadelphia Court of Common Pleas seeking a declaratory judgment that we are not entitled to a 24-month extension of the Rebif co-promotion agreement, which otherwise would terminate at the end of 2013. We disagree with Serono's interpretation of the agreement and believe that we have the right to extend the agreement to the end of 2015. In October 2011, the court sustained our preliminary objections and dismissed Serono's complaint, and Serono has appealed the decision to the Superior Court of Pennsylvania.

C. Commercial and Other Matters

Acquisition of Wyeth
In 2009, a number of retail pharmacies in California brought an action against Pfizer and Wyeth in the U.S. District Court for the Northern District of California. The plaintiffs alleged, among other things, that our acquisition of Wyeth violated various federal antitrust laws by creating a monopoly in the manufacture, distribution and sale of prescription drugs in the U.S. In April 2010, the District Court granted our motion to dismiss the second amended complaint. In May 2011, the U.S. Court of Appeals for the Ninth Circuit affirmed the dismissal by the District Court and, in June 2011, it denied plaintiffs' petition for a rehearing. In December 2011, the U.S. Supreme Court denied the plaintiffs' petition for certiorari seeking reversal of the Ninth Circuit's decision.

Acquisition of King Pharmaceuticals, Inc.
In October 2010, several purported class action complaints were filed in state court in Tennessee by shareholders of King challenging Pfizer's acquisition of King. King and the individuals who served as the members of King's Board of Directors at the time of the execution of the merger agreement are named as defendants in all of these actions. Pfizer and Parker Tennessee Corp., a subsidiary of Pfizer, also are named as defendants in most of these actions.

In November 2010, all of these actions were consolidated in the Chancery Court for Sullivan County, Tennessee Second Judicial District, at Bristol. The parties to the consolidated action have reached an agreement-in-principle to resolve that action as a result of certain disclosures regarding the transaction made by King in its amended Schedule 14D-9 recommendation statement for the tender offer dated January 21, 2011. The proposed settlement is subject to, among other things, court approval.

Average Wholesale Price Litigation
A number of states, as well as most counties in New York, have sued Pharmacia, Pfizer and other pharmaceutical manufacturers alleging that they provided average wholesale price (AWP) information for certain of their products that was higher than the actual prices at which those products were sold. The AWP is used to determine reimbursement levels under Medicare Part B and Medicaid and in many private-sector insurance policies and medical plans. The plaintiffs claim that the alleged spread between the AWPs at which purchasers were reimbursed and the actual sale prices was promoted by the defendants as an incentive to purchase certain of their products. In addition to suing on their own behalf, many of the plaintiff states seek to recover on behalf of individual Medicare Part B co-payers and private-sector insurance companies and medical plans in their states. These various actions generally assert fraud claims, as well as claims under state deceptive trade practice laws, and seek monetary and other relief, including civil penalties and treble damages. Several of the suits also allege that Pharmacia and/or Pfizer did not report to the states their best price for certain products under the Medicaid program.

In addition, Pharmacia, Pfizer and other pharmaceutical manufacturers are defendants in a number of purported class action suits in various federal and state courts brought by employee benefit plans and other third-party payers that assert claims similar to those in the state and county actions. These suits allege, among other things, fraud, unfair competition and unfair trade practices and seek monetary and other relief, including civil penalties and treble damages.

All of these state, county and purported class action suits were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Pharmaceutical Industry Average Wholesale Price Litigation MDL-1456) in the U.S. District Court for the District of Massachusetts. Certain of the state and private suits have been remanded to their respective state courts. In 2006, the claims against Pfizer in the Multi-District Litigation were dismissed with prejudice.

In 2008, the court in the Multi-District Litigation granted preliminary approval with respect to the fairness of a proposed settlement of the claims against 11 defendants, including Pharmacia, for a total of $125 million. In December 2011, the court granted final approval of the settlement. Pharmacia's contribution to the settlement was not material to Pfizer.

In addition, Wyeth is a defendant in AWP actions brought by certain states, which are not included in the Multi-District Litigation. Wyeth also is a defendant in a purported class action in state court in New Jersey brought by a union health and welfare plan on behalf of a putative class consisting of third-party payers in New Jersey. In addition, King and/or certain of its subsidiaries are defendants in AWP actions brought by certain states, which are not included in the Multi-District Litigation.

Monsanto-Related Matters
In 1997, Monsanto Company (Former Monsanto) contributed certain chemical manufacturing operations and facilities to a newly formed corporation, Solutia Inc. (Solutia), and spun off the shares of Solutia. In 2000, Former Monsanto merged with Pharmacia & Upjohn Company to form Pharmacia Corporation (Pharmacia). Pharmacia then transferred its agricultural operations to a newly created subsidiary, named Monsanto Company (New Monsanto), which it spun off in a two-stage process that was completed in 2002. Pharmacia was acquired by Pfizer in 2003 and is now a wholly owned subsidiary of Pfizer.

In connection with its spin-off that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities related to Pharmacia's former agricultural business. New Monsanto is defending and indemnifying Pharmacia in connection with various claims and litigation arising out of, or related to, the agricultural business.

In connection with its spin-off in 1997, Solutia assumed, and agreed to indemnify Pharmacia for, liabilities related to Former Monsanto's chemical businesses. As the result of its reorganization under Chapter 11 of the U.S. Bankruptcy Code, Solutia's indemnification obligations related to Former Monsanto's chemical businesses are limited to sites that Solutia has owned or operated. In addition, in connection with its spinoff that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities primarily related to Former Monsanto's chemical businesses, including, but not limited to, any such liabilities that Solutia assumed. Solutia's and New Monsanto's assumption of and agreement to indemnify Pharmacia for these liabilities apply to pending actions and any future actions related to Former Monsanto's chemical businesses in which Pharmacia is named as a defendant, including, without limitation, actions asserting environmental claims, including alleged exposure to polychlorinated biphenyls. Solutia and New Monsanto are defending and indemnifying Pharmacia in connection with various claims and litigation arising out of, or related to, Former Monsanto's chemical businesses.

Trade Secrets Action in California

In 2004, Ischemia Research and Education Foundation (IREF) and its chief executive officer brought an action in California Superior Court, Santa Clara County, against a former IREF employee and Pfizer. Plaintiffs allege that defendants conspired to misappropriate certain information from IREF's allegedly proprietary database in order to assist Pfizer in designing and executing a clinical study of a Pfizer drug. In 2008, the jury returned a verdict for compensatory damages of approximately $38.7 million. In March 2009, the court awarded prejudgment interest, but declined to award punitive damages. In July 2009, the court granted our motion for a new trial and vacated the jury verdict.

Trimegestone

Aventis filed a breach of contract action against Wyeth in the Commercial Court of Nanterre in France arising out of the December 2003 termination by Wyeth of an October 2000 agreement between Wyeth and Aventis relating to the development of hormone-therapy drugs utilizing Aventis's trimegestone (TMG) progestin. Aventis alleges that the termination was improper and seeks monetary damages. In 2009, a three-judge tribunal rendered its decision in favor of Wyeth. In May 2010, the Versailles Court of Appeals reversed the Commercial Court's decision and appointed experts to hear evidence and make a recommendation to the Court of Appeals concerning damages. In November 2011, the Supreme Court of France affirmed the decision of the Court of Appeals. The damage proceeding by the experts appointed by the Court of Appeals is continuing.

Environmental Matters

In 2009, we submitted to the U.S. Environmental Protection Agency (EPA) a corrective measures study report with regard to Pharmacia Corporation's discontinued industrial chemical facility in North Haven, Connecticut and a revised site-wide feasibility study with regard to Wyeth's discontinued industrial chemical facility in Bound Brook, New Jersey. In September 2010, our corrective measures study report with regard to the North Haven facility was approved by the EPA, and we commenced construction of the site remedy in late 2011 under an Updated Administrative Order on Consent with the EPA. In July 2011, we finalized an Administrative Settlement Agreement and Order on Consent for Removal Action with the EPA with regard to the Bound Brook facility and commenced construction of an interim remedy to address the discharge of impacted groundwater from that facility to the Raritan River. In February 2012, the EPA issued a proposed remediation plan for the Bound Brook facility. The proposed plan, which is subject to public comment, is generally in accordance with one of the remedies evaluated in the Company's revised site-wide feasibility study. The estimated costs of the site remedy for the North Haven facility and the proposed remediation plan for the Bound Brook facility are covered by accruals previously taken by the Company.

We are a party to a number of other proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA or Superfund), and other state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation.

In February 2011, King received notice from the U.S. Department of Justice (DOJ) advising that the EPA has requested that DOJ initiate enforcement action seeking injunctive relief and penalties against King for alleged non-compliance with certain provisions of the federal Clean Air Act at its Bristol, Tennessee manufacturing facility. King has executed a tolling agreement with the DOJ in order to facilitate the possible resolution of this matter.

In October 2011, we voluntarily disclosed to the EPA potential non-compliance with certain provisions of the federal Clean Air Act at our Barceloneta, Puerto Rico manufacturing facility. We do not expect that any penalties that may result from this matter will be material to the Company.

D. Government Investigations

Like other pharmaceutical companies, we are subject to extensive regulation by national, state and local government agencies in the U.S. and in the other countries in which we operate. As a result, we have interactions with government agencies on an ongoing basis. Among the investigations by government agencies are those discussed below. It is possible that criminal charges and substantial fines and/or civil penalties could result from government investigations, including but not limited to those discussed below.

The Company has voluntarily provided the DOJ and the U.S. Securities and Exchange Commission (SEC) with information concerning potentially improper payments made by certain Pfizer and Wyeth subsidiaries in connection with certain sales activities outside the U.S. In recent discussions, we have reached agreements-in-principle with the SEC staff and with the DOJ, and we are in the process of finalizing a resolution of these matters. In addition, certain potentially improper payments and other matters are the subject of investigations by government authorities in certain foreign countries. The previously reported investigation in Germany with respect to certain tax matters relating to a wholly owned subsidiary of Pfizer was resolved in December 2011 with no criminal charges and with the payment of an amount, primarily for interest, that was not material to Pfizer.

The DOJ is conducting civil and criminal investigations regarding Wyeth's promotional practices with respect to Protonix and its practices relating to the pricing for Protonix for Medicaid rebate purposes. In connection with the pricing investigation, in 2009, the DOJ filed a civil complaint in intervention in two qui tam actions that had been filed under seal in the U.S. District Court for the District of Massachusetts. The complaint alleges that Wyeth's practices relating to the pricing for Protonix for Medicaid rebate purposes between 2001 and 2006 violated the Federal Civil False Claims Act and federal common law. The two qui tam actions have been unsealed and the complaints include substantially similar allegations. In addition, in 2009, several states and the District of Columbia filed a complaint under the same docket number asserting violations of various state laws based on allegations substantially similar to those set forth in the civil complaint filed by the DOJ. We are exploring with the DOJ various ways to resolve its civil and criminal investigations relating to Protonix.

The DOJ, including the U.S. Attorney's Office for the Western District of Oklahoma, is conducting a civil and criminal investigation with respect to Wyeth's promotional practices relating to Rapamune. In addition, in October 2010, the DOJ was permitted to intervene in a qui tam action, which alleges off-label promotion of Rapamune, that was pending in the U.S. District Court for the Eastern District of Pennsylvania. In December 2010, the qui tam action was transferred to the Western District of Oklahoma, where it was consolidated with the proceedings underway there. We are exploring with the DOJ various ways to resolve this matter.

We have received civil investigative demands and informal inquiries from the consumer protection divisions of several states seeking information and documents concerning the promotion of Lyrica and Zyvox. We are in discussions with those states regarding a resolution of this matter. These requests appear to relate to the same past promotional practices concerning these products that were the subject of previously reported settlements in September 2009 with the DOJ and the Medicaid fraud control units of various states.

GUARANTEES AND INDEMNIFICATIONS

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters and patent-infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2011, recorded amounts for the estimated fair value of these indemnifications were not significant.

PURCHASE COMMITMENTS

As of December 31, 2011, we have agreements totaling $3.8 billion to purchase goods and services that are enforceable and legally binding and include amounts relating to advertising, information technology services, employee benefit administration services, and potential milestone payments deemed reasonably likely to occur.

18. Segment, Geographic and Other Revenue Information

A. Segment Information

We manage our operations through five operating segments—Primary Care, Specialty Care and Oncology, Established Products and Emerging Markets, Animal Health and Consumer Healthcare and Nutrition. Each operating segment has responsibility for its commercial activities and for certain research and development activities related to in-line products and IPR&D projects that generally have achieved proof-of-concept. Previously, we managed our operations through two operating segments—Biopharmaceutical and Diversified. We have restated our prior period segment information to conform with the current period presentation.

We regularly review our segments and the approach used by management to evaluate performance and allocate resources.

Operating Segments
A description of each of our five operating segments follows:

- Primary Care operating segment—includes revenues and earnings, as defined by management, from human pharmaceutical products primarily prescribed by primary-care physicians, and may include products in the following therapeutic and disease areas: Alzheimer's disease, cardiovascular (excluding pulmonary arterial hypertension), erectile dysfunction, genitourinary, major depressive disorder, pain, respiratory and smoking cessation. Examples of products in this unit include Celebrex, Chantix/Champix, Lipitor, Lyrica, Premarin, Pristiq and Viagra. All revenues and earnings for such products are allocated to the Primary Care unit, except those generated in Emerging Markets and those that are managed by the Established Products unit.

- Specialty Care and Oncology operating segment—comprises the Specialty Care business unit and the Oncology business unit.
  - Specialty Care—includes revenues and earnings, as defined by management, from most human pharmaceutical products primarily prescribed by physicians who are specialists, and may include products in the following therapeutic and disease areas: anti-infectives, endocrine disorders, hemophilia, inflammation, multiple sclerosis, ophthalmology, pulmonary arterial hypertension, specialty neuroscience and vaccines. Examples of products in this unit include BeneFIX, Enbrel, Genotropin, Geodon, the Prevnar/ Prevenar franchise, Rebif, ReFacto AF, Revatio, Xalatan , Xyntha and Zyvox. All revenues and earnings for such products are allocated to the Specialty Care unit, except those generated in Emerging Markets and those that are managed by the Established Products unit.
  - Oncology—includes revenues and earnings, as defined by management, from human prescription pharmaceutical products addressing oncology and oncology-related illnesses. Examples of products in this unit include Aromasin, Sutent, Torisel and Xalkori. All revenues and earnings for such products are allocated to the Oncology unit, except those generated in Emerging Markets and those that are managed by the Established Products unit.
- Established Products and Emerging Markets operating segment—comprises the Established Products business unit and the Emerging Markets business unit.
  - Established Products—generally includes revenues and earnings, as defined by management, from human prescription pharmaceutical products that have lost patent protection or marketing exclusivity in certain countries and/or regions. Typically, products are transferred to this unit in the beginning of the fiscal year following loss of patent protection or marketing exclusivity. In certain situations, products may be transferred to this unit at a different point than the beginning of the fiscal year following loss of patent protection or marketing exclusivity in order to maximize their value. This unit also excludes revenues and earnings generated in Emerging Markets. Examples of products in this unit include Arthrotec, Effexor, Medrol, Norvasc, Protonix, Relpax and Zosyn/ Tazocin.
  - Emerging Markets—includes revenues and earnings, as defined by management, from all human prescription pharmaceutical products sold in Emerging Markets, including Asia (excluding Japan and South Korea), Latin America, Middle East, Africa, Central and Eastern Europe and Turkey.
- Animal Health and Consumer Healthcare operating segment—comprises the Animal Health business unit and the Consumer Healthcare business unit.
  - Animal Health—includes worldwide revenues and earnings, as defined by management, from products and services to prevent and treat disease in livestock and companion animals, including vaccines, parasiticides and anti-infectives.
  - Consumer Healthcare—generally includes worldwide revenues and earnings, as defined by management, from non-prescription products in the following therapeutic categories: dietary supplements, pain management, respiratory and personal care. Products marketed by Consumer Healthcare include Advil, Caltrate, Centrum, ChapStick, Preparation H and Robitussin.
- Nutrition operating segment—generally includes revenues and earnings, as defined by management, from a full line of infant and toddler nutritional products sold outside of the U.S. and Canada.

Our chief operating decision maker uses the revenues and earnings of the five operating segments, among other factors, for performance evaluation and resource allocation. For the operating segments that comprise more than one business unit, a single segment manager has responsibility for those business units.

Other Costs and Business Activities

Certain costs are not allocated to our operating segment results, such as costs associated with the following:

- Worldwide Research and Development (WRD), which is generally responsible for human health research projects until proof-of-concept is achieved and then for transitioning those projects to the appropriate business unit for possible clinical and commercial development. R&D spending may include upfront and milestone payments for intellectual property rights. This organization also has responsibility for certain science-based platform services, which provide technical expertise and other services to the various research and development projects.
- Pfizer Medical, which is responsible for all human-health-related regulatory submissions and interactions with regulatory agencies. This organization is also responsible for the collection, evaluation and reporting of all safety event information related to our human health products and for conducting clinical trial audits and readiness reviews and for providing Pfizer-related medical information to healthcare providers.
- Corporate, which is responsible for platform functions such as finance, global real estate operations, human resources, legal, compliance, science and technology, worldwide procurement, worldwide public affairs and policy and worldwide technology. These costs also include compensation costs and other miscellaneous operating expenses not charged to our operating segments, as well as interest income and expense.
- Certain transactions and events such as (i) purchase accounting adjustments, where we incur expenses associated with the amortization of fair value adjustments to inventory, intangible assets and property, plant and equipment; (ii) acquisition-related activities, where we incur costs for restructuring, integration, implementation and executing the transaction; and (iii) certain significant items, which include non-acquisition-related restructuring costs, as well as costs incurred for legal settlements, asset impairments and sales of assets or businesses.

Segment Assets

We manage our assets on a total company basis, not by operating segment, as many of our operating assets are shared (such as our plant network assets) or commingled (such as accounts receivable, as many of our customers are served by multiple operating segments). Therefore, our chief operating decision maker does not regularly review any asset information by operating segment and, accordingly, we do not report asset information by operating segment. Total assets were approximately $188 billion at December 31, 2011 and approximately $195 billion at December 31, 2010.

Selected Income Statement Information

Selected income statement information follows:

(MILLIONS OF DOLLARS)	REVENUES	R&D EXPENSES	EARNINGS[a]	DEPRECIATION & AMORTIZATION[b]
YEAR ENDED DECEMBER 31, 2011[c]				
Primary Care	**$22,670**	**$1,307**	**$15,001**	**$247**
Specialty Care and Oncology	**16,568**	**1,561**	**10,789**	**419**
Established Products and Emerging Markets	**18,509**	**441**	**9,417**	**422**
Animal Health and Consumer Healthcare	**7,241**	**425**	**2,020**	**232**
Total reportable segments	**64,988**	**3,734**	**37,227**	**1,320**
Nutrition and other business activities[d]	**2,437**	**3,378**	**(2,793)**	**230**
Reconciling Items:				
Corporate[e]	**—**	**1,309**	**(7,430)**	**541**
Purchase accounting adjustments[f]	**—**	**(2)**	**(6,801)**	**5,565**
Acquisition-related costs[g]	**—**	**23**	**(1,983)**	**624**
Certain significant items[h]	**—**	**656**	**(4,354)**	**615**
Other unallocated[i]	**—**	**14**	**(1,104)**	**131**
	$67,425	**$9,112**	**$12,762**	**$9,026**
YEAR ENDED DECEMBER 31, 2010				
Primary Care	$23,328	$1,473	$15,773	$201
Specialty Care and Oncology	16,435	1,624	10,571	432
Established Products and Emerging Markets	18,760	452	10,100	418
Animal Health and Consumer Healthcare	6,347	428	1,569	197
Total reportable segments	64,870	3,977	38,013	1,248
Nutrition and other business activities[d]	2,187	3,743	(3,263)	242
Reconciling Items:				
Corporate[e]	—	1,567	(7,990)	619
Purchase accounting adjustments[f]	—	26	(8,257)	5,477
Acquisition-related costs[g]	—	34	(3,989)	788
Certain significant items[h]	—	18	(3,964)	—
Other unallocated[i]	—	27	(1,268)	113
	$67,057	$9,392	$9,282	$8,487
YEAR ENDED DECEMBER 31, 2009[c]				
Primary Care	$22,576	$1,407	$15,100	$130
Specialty Care and Oncology	8,925	1,060	4,661	269
Established Products and Emerging Markets	13,947	392	6,955	360
Animal Health and Consumer Healthcare	3,258	297	812	142
Total reportable segments	48,706	3,156	27,528	901
Nutrition and other business activities[d]	563	2,706	(2,751)	181
Reconciling Items:				
Corporate[e]	—	1,296	(4,657)	526
Purchase accounting adjustments[f]	—	37	(3,787)	2,799
Acquisition-related costs[g]	—	13	(4,025)	241
Certain significant items[h]	—	56	(1,511)	—
Other unallocated[i]	—	560	(123)	109
	$49,269	$7,824	$10,674	$4,757

[a] Income from continuing operations before provision for taxes on income.
[b] Certain production facilities are shared. Depreciation is allocated based on estimates of physical production.
[c] For 2011, includes King commencing on the acquisition date of January 31, 2011. For 2009, includes Wyeth commencing on the acquisition date of October 15, 2009.

(d) Other business activities includes the revenues and operating results of Pfizer CentreSource, our contract manufacturing and bulk pharmaceutical chemical sales operation, and the research and development costs managed by our Worldwide Research and Development organization and our Pfizer Medical organization.
(e) Corporate for R&D expenses includes, among other things, administration expenses and compensation expenses associated with our research and development activities and for Earnings includes, among other things, administration expenses, interest income/(expense), certain compensation and other costs not charged to our operating segments.
(f) Purchase accounting adjustments include certain charges related to the fair value adjustments to inventory, intangible assets and property, plant and equipment.
(g) Acquisition-related costs can include costs associated with acquiring, integrating and restructuring newly acquired businesses, such as transaction costs, integration costs, restructuring charges and additional depreciation associated with asset restructuring (see *Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives* for additional information).
(h) Certain significant items are substantive, unusual items that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis. Such items primarily include restructuring charges and implementation costs associated with our cost-reduction and productivity initiatives that are not associated with an acquisition, the impact of certain tax and/or legal settlements and certain asset impairments.
(i) Includes overhead expenses associated with our manufacturing and commercial operations not directly attributable to an operating segment. In 2009, R&D expenses include approximately $550 million of Wyeth R&D expenses and Earnings include approximately $900 million of Wyeth earnings and $290 million of operating expenses incurred in Japan associated with our three biopharmaceutical operating segments, where allocation among the segments is not practicable.

B. Geographic Information

Revenues exceeded $500 million in each of 18 countries outside the U.S. in 2011 and 2010, and in each of 13 countries outside the U.S. in 2009. The U.S. was the only country to contribute more than 10% of total revenues in each year.

Revenues by geographic region follow:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2011**	2010	2009
Revenues[a]			
United States	**$26,933**	$28,855	$21,540
Developed Europe[b]	**16,297**	16,345	12,586
Developed Rest of World[c]	**11,091**	10,008	8,097
Emerging Markets[d]	**13,104**	11,849	7,046
Consolidated	**$67,425**	$67,057	$49,269

(a) For 2011, includes King commencing on the acquisition date of January 31, 2011. For 2009, includes Wyeth commencing on the acquisition date of October 15, 2009.
(b) Developed Europe region includes the following markets: Western Europe, Finland and the Scandinavian countries. Euro revenues were approximately $12 billion for each of 2011 and 2010 and $10 billion for 2009.
(c) Developed Rest of World region includes the following markets: Australia, Canada, Japan, New Zealand, and South Korea.
(d) Emerging Markets region includes, but is not limited to, the following markets: Asia (excluding Japan and South Korea), Latin America, Middle East, Africa, Central and Eastern Europe and Turkey.

Long-lived assets by geographic region follow:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	**2011**	2010
Property, plant and equipment, net		
United States	**$ 7,893**	$ 8,537
Developed Europe[a]	**6,023**	7,159
Developed Rest of World[b]	**904**	854
Emerging Markets[c]	**2,118**	2,095
Consolidated	**$16,938**	$18,645

(a) Developed Europe region includes the following markets: Western Europe, Finland and the Scandinavian countries.
(b) Developed Rest of World region includes the following markets: Australia, Canada, Japan, New Zealand, and South Korea.
(c) Emerging Markets region includes, but is not limited to, the following markets: Asia (excluding Japan and South Korea), Latin America, Middle East, Africa, Central and Eastern Europe and Turkey.

C. Other Revenue Information

Significant Customers

We sell our products primarily to customers in the wholesale sector. In 2011, sales to our three largest U.S. wholesaler customers represented approximately 13%, 10% and 9% of total revenues and, collectively, represented approximately 13% of total accounts receivable as of December 31, 2011. These sales and related accounts receivable were concentrated in our three biopharmaceutical operating segments. In 2010, sales to our three largest U.S. wholesaler customers represented approximately 14%, 10% and 9% of total revenues and, collectively, represented approximately 18% of total accounts receivable as of December 31, 2010.

Significant Product Revenues

Significant product revenues follow:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2011	2010	2009
Revenues from biopharmaceutical products[a]:			
Lipitor[b]	**$ 9,577**	$10,733	$11,434
Lyrica	**3,693**	3,063	2,840
Prevnar 13/Prevenar 13[c]	**3,657**	2,416	—
Enbrel (Outside the U.S. and Canada)[c]	**3,666**	3,274	378
Celebrex	**2,523**	2,374	2,383
Viagra	**1,981**	1,928	1,892
Norvasc	**1,445**	1,506	1,973
Zyvox	**1,283**	1,176	1,141
Xalatan/Xalacom	**1,250**	1,749	1,737
Sutent	**1,187**	1,066	964
Geodon/Zeldox	**1,022**	1,027	1,002
Premarin family[c]	**1,013**	1,040	213
Genotropin	**889**	885	887
Detrol/Detrol LA	**883**	1,013	1,154
Vfend	**747**	825	798
Chantix/Champix	**720**	755	700
BeneFIX[c]	**693**	643	98
Effexor[c]	**678**	1,718	520
Zosyn/Tazocin[c]	**636**	952	184
Pristiq[c]	**577**	466	82
Zoloft	**573**	532	516
Caduet	**538**	527	548
Revatio	**535**	481	450
Medrol	**510**	455	457
ReFacto AF/Xyntha[c]	**506**	404	47
Prevnar/Prevenar (7-valent)[c]	**488**	1,253	287
Zithromax/Zmax	**453**	415	430
Aricept[d]	**450**	454	435
Fragmin	**382**	341	359
Cardura	**380**	413	457
Rapamune[c]	**372**	388	57
Aromasin	**361**	483	483
BMP2[c]	**340**	400	81
Relpax	**341**	323	326
Xanax XR	**306**	307	318
Tygacil[c]	**298**	324	54
Neurontin	**289**	322	327
Diflucan	**265**	278	281
Arthrotec	**242**	250	270
Unasyn	**231**	244	245
Sulperazon	**218**	213	204
Skelaxin[e]	**203**	—	—
Inspra	**195**	157	130
Dalacin/Cleocin	**192**	214	241
Methotrexate	**191**	164	21
Toviaz	**187**	137	59
Somavert	**183**	157	147
Alliance revenues[f]	**3,630**	4,084	2,925
All other biopharmaceutical products[g]	**6,768**	6,194	4,913
Total revenues from biopharmaceutical products	**57,747**	58,523	45,448
Revenues from other products[a]:			
Animal Health[g]	**4,184**	3,575	2,764
Consumer Healthcare[c]	**3,057**	2,772	494
Nutrition[c]	**2,138**	1,867	191
Pfizer CentreSource	**299**	320	372
Total revenues[a]	**$67,425**	$67,057	$49,269

[a] For 2011, includes King commencing on the acquisition date of January 31, 2011. For 2009, includes Wyeth commencing on the acquisition date of October 15, 2009.

[b] On November 30, 2011, Lipitor lost exclusivity in the U.S. This loss of exclusivity reduced revenues by $326 million in 2011, in comparison with 2010.

[c] Acquired from Wyeth.

[d] Represents direct sales under license agreement with Eisai Co., Ltd.

[e] Acquired from King.

[f] Enbrel (in the U.S. and Canada), Aricept, Exforge, Rebif and Spiriva.

[g] Includes products from legacy Pfizer, legacy Wyeth and legacy King.

Quarterly Consolidated Financial Data (Unaudited)

Pfizer Inc. and Subsidiary Companies

	QUARTER			
(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	**FIRST**	**SECOND**	**THIRD**	**FOURTH**
2011				
Revenues	**$16,502**	**$ 16,984**	**$17,193**	**$ 16,746**
Costs and expenses[a]	**12,490**	**12,823**	**12,423**	**13,993**
Acquisition-related in-process research and development charges	**—**	**—**	**—**	**—**
Restructuring charges and certain acquisition-related costs[b]	**894**	**479**	**1,101**	**460**
Income from continuing operations before provision for taxes on income	**3,118**	**3,682**	**3,669**	**2,293**
Provision for taxes on income	**894**	**1,094**	**1,235**	**800**
Income from continuing operations	**2,224**	**2,588**	**2,434**	**1,493**
Discontinued operations—net of tax[c]	**10**	**30**	**1,315**	**(43)**
Net income before allocation to noncontrolling interests	**2,234**	**2,618**	**3,749**	**1,450**
Less: Net income attributable to noncontrolling interests	**12**	**8**	**11**	**11**
Net income attributable to Pfizer Inc.	**$ 2,222**	**$ 2,610**	**$ 3,738**	**$ 1,439**
Earnings per common share—basic:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 0.28**	**$ 0.33**	**$ 0.31**	**$ 0.19**
Discontinued operations—net of tax	**—**	**—**	**0.17**	**(0.01)**
Net income attributable to Pfizer Inc. common shareholders	**$ 0.28**	**$ 0.33**	**$ 0.48**	**$ 0.19**
Earnings per common share—diluted:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 0.28**	**$ 0.33**	**$ 0.31**	**$ 0.19**
Discontinued operations—net of tax	**—**	**—**	**0.17**	**(0.01)**
Net income attributable to Pfizer Inc. common shareholders	**$ 0.28**	**$ 0.33**	**$ 0.48**	**$ 0.19**
Cash dividends paid per common share	**$ 0.20**	**$ 0.20**	**$ 0.20**	**$ 0.20**
Stock prices				
High	**$ 20.57**	**$ 21.45**	**$ 20.95**	**$ 21.90**
Low	**$ 17.62**	**$ 19.10**	**$ 16.63**	**$ 17.05**

[a] The fourth quarter of 2011 reflects historically higher Q4 costs in *Cost of sales, Selling, informational and administrative expenses, Research and development expenses* and *Other deductions—net*.

[b] The third quarter of 2011 reflects higher employee termination costs.

[c] The third quarter of 2011 reflects the gain on the sale of Capsugel.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

As of January 31, 2012, there were 223,038 holders of record of our common stock (New York Stock Exchange symbol PFE).

Quarterly Consolidated Financial Data (Unaudited)

Pfizer Inc. and Subsidiary Companies

(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	QUARTER			
	FIRST	SECOND	THIRD	FOURTH
2010				
Revenues	$16,576	$ 17,132	$15,995	$ 17,354
Costs and expenses[a]	12,647	12,321	14,082	15,399
Acquisition-related in-process research and development charges	74	—	—	51
Restructuring charges and certain acquisition-related costs[b]	706	885	499	1,111
Income from continuing operations before provision/(benefit) for taxes on income	3,149	3,926	1,414	793
Provision/(benefit) for taxes on income[c]	1,135	1,472	558	(2,094)
Income from continuing operations	2,014	2,454	856	2,887
Discontinued operations—net of tax	21	31	15	10
Net income before allocation to noncontrolling interests	2,035	2,485	871	2,897
Less: Net income attributable to noncontrolling interests	9	10	5	7
Net income attributable to Pfizer Inc.	$ 2,026	$ 2,475	$ 866	$ 2,890
Earnings per common share—basic:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.25	$ 0.30	$ 0.11	$ 0.36
Discontinued operations—net of tax	—	—	—	—
Net income attributable to Pfizer Inc. common shareholders	$ 0.25	$ 0.31	$ 0.11	$ 0.36
Earnings per common share—diluted:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.25	$ 0.30	$ 0.11	$ 0.36
Discontinued operations—net of tax	—	—	—	—
Net income attributable to Pfizer Inc. common shareholders	$ 0.25	$ 0.31	$ 0.11	$ 0.36
Cash dividends paid per common share	$ 0.18	$ 0.18	$ 0.18	$ 0.18
Stock prices				
High	$ 20.36	$ 17.39	$ 17.50	$ 17.90
Low	$ 16.80	$ 14.00	$ 14.14	$ 16.25

[a] The fourth quarter of 2010 reflects historically higher Q4 costs in Cost of sales and Selling, informational and administrative expenses, partially offset by lower charges recorded in *Other deductions—net*.

[b] The fourth quarter of 2010 reflects higher integration charges and restructuring costs, primarily related to our acquisition of Wyeth.

[c] The fourth quarter of 2010 includes a $2.0 billion tax benefit recorded as a result of a settlement of certain tax audits covering the years 2002-2005.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

Financial Summary

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	YEAR ENDED/AS OF DECEMBER 31,[a] 2011	2010	2009	2008	2007
Revenues	**$ 67,425**	$ 67,057	$ 49,269	$ 47,529	$ 47,733
Research and development expenses[b]	**9,112**	9,392	7,824	7,924	8,071
Other costs and expenses	**42,617**	45,057	26,373	26,790	27,728
Acquisition-related in-process research and development charges[c]	**—**	125	68	633	283
Restructuring charges and certain acquisition-related costs[d]	**2,934**	3,201	4,330	2,662	2,524
Income from continuing operations before provision for taxes on income	**12,762**	9,282	10,674	9,520	9,127
Provision for taxes on income	**4,023**	1,071	2,145	1,582	977
Income from continuing operations	**8,739**	8,211	8,529	7,938	8,150
Discontinued operations—net of tax[e]	**1,312**	77	114	188	34
Less: Net income attributable to noncontrolling interests	**42**	31	8	22	40
Net income attributable to Pfizer Inc.	**$ 10,009**	$ 8,257	$ 8,635	$ 8,104	$ 8,144
Effective tax rate—continuing operations	**31.5%**	11.5%	20.1%	16.6%	10.7%
Depreciation and amortization[f]	**$ 9,026**	$ 8,487	$ 4,757	$ 5,090	$ 5,200
Property, plant and equipment additions[f]	**1,660**	1,513	1,205	1,701	1,880
Cash dividends paid	**6,234**	6,088	5,548	8,541	7,975
Working capital	**29,659**	32,377	24,929	16,748	25,415
Property, plant and equipment, less accumulated depreciation	**16,938**	18,645	22,291	12,864	15,315
Total assets	**188,002**	195,014	212,949	111,148	115,268
Long-term debt	**34,931**	38,410	43,192	7,955	7,299
Long-term capital[g]	**137,149**	145,303	151,454	68,637	80,103
Total Pfizer Inc. shareholders' equity	**82,190**	87,813	90,014	57,556	65,010
Earnings per common share—basic:[h]					
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.11**	$ 1.02	$ 1.22	$ 1.18	$ 1.17
Discontinued operations—net of tax	**0.17**	0.01	0.02	0.03	—
Net income attributable to Pfizer Inc. common Shareholders	**$ 1.28**	$ 1.03	$ 1.23	$ 1.20	$ 1.18
Earnings per common share—diluted:[h]					
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.11**	$ 1.01	$ 1.21	$ 1.17	$ 1.17
Discontinued operations—net of tax	**0.17**	0.01	0.02	0.03	—
Net income attributable to Pfizer Inc. common shareholders	**$ 1.27**	$ 1.02	$ 1.23	$ 1.20	$ 1.17
Market value per share (December 31)	**$ 21.64**	$ 17.51	$ 18.19	$ 17.71	$ 22.73
Return on Pfizer Inc. shareholders' equity	**11.78%**	10.39%	13.42%	13.22%	11.94%
Cash dividends paid per common share	**$ 0.80**	$ 0.72	$ 0.80	$ 1.28	$ 1.16
Shareholders' equity per common share[i]	**$ 10.85**	$ 10.96	$ 11.19	$ 8.56	$ 9.65
Current ratio	**2.06:1**	2.13:1	1.67:1	1.61:1	2.16:1
Weighted-average shares used to calculate:					
Basic earnings per common share amounts	**7,817**	8,036	7,007	6,727	6,917
Diluted earnings per common share amounts	**7,870**	8,074	7,045	6,750	6,939

[a] For 2011, includes King commencing on the acquisition date of January 31, 2011. For 2009, includes Wyeth commencing on the acquisition date of October 15, 2009.

[b] *Research and development expenses* includes upfront and milestone payments for intellectual property rights of $306 million in 2011, $393 million in 2010; $489 million in 2009; $377 million in 2008; and $603 million in 2007.

[c] 2010 and 2009 amounts relate to the resolution of a contingency related to our 2008 acquisition of CovX. In 2008 and 2007, we recorded charges for the estimated portion of the purchase price of acquisitions allocated to in-process research and development.

[d] *Restructuring charges and certain acquisition-related costs* primarily includes the following:
2011—Restructuring charges of $2.2 billion related to our cost-reduction and productivity initiatives.
2010—Restructuring charges of $2.2 billion related to our acquisition of Wyeth and other cost-reduction initiatives.
2009—Restructuring charges of $3.0 billion related to our acquisition of Wyeth and other cost-reduction initiatives.
2008—Restructuring charges of $2.6 billion related to our cost-reduction initiatives.
2007—Restructuring charges of $2.5 billion related to our cost-reduction initiatives.

[e] The sale of the Capsugel business closed on August 1, 2011, and we have recognized a gain related to the sale of Capsugel in *Discontinued operations—net of tax* for the year ended December 31, 2011. Capsugel is presented as a discontinued operation and we have made certain reclassification adjustments to conform the prior year amounts to current-year presentation.

[f] Includes discontinued operations.

[g] Defined as long-term debt, noncurrent deferred tax liabilities and total shareholders' equity. In 2009, increase reflects the long-term debt and deferred tax liabilities associated with the acquisition of Wyeth.

[h] EPS amounts may not add due to rounding.

[i] Represents total Pfizer Inc. shareholders' equity divided by the actual number of common shares outstanding (which excludes treasury shares and those held by our employee benefit trusts). The increase in 2009 was due to the issuance of equity to partially finance the Wyeth acquisition.

Peer Group Performance Graph



125.0
100.0
75.0
50.0
25.0
0.0
2006
2007
2008
2009
2010
2011
PFIZER
PEER GROUP
S&P 500

Five Year Performance

	2006	2007	2008	2009	2010	2011
PFIZER	100.0	91.9	76.4	82.7	82.9	106.8
PEER GROUP	100.0	102.0	86.4	97.5	97.1	113.7
S&P 500	100.0	105.5	66.5	84.1	96.7	98.8

Notes: Pfizer's pharmaceutical peer group consists of the following companies: Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb Company, Eli Lilly and Company, GlaxoSmithKline, Johnson & Johnson and Merck and Co.

Corporate and Shareholder Information

Stock Listings

Our common stock is listed on the New York Stock Exchange. It is also listed on the London and Swiss stock exchanges, and traded on various United States regional stock exchanges.

Stock Transfer Agent and Registrar

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Telephone: 800-PFE-9393
Outside the U.S., Canada and Puerto Rico: 781-575-4591
Internet: www.computershare.com

Shareholder Services and Programs

Please contact our Stock Transfer Agent and Registrar with inquiries concerning shareholder accounts of record and stock transfer matters, and also for information on the following services and programs:

- Shareholder Investment Program
  - direct purchase of Pfizer stock
  - dividend reinvestment
  - automatic monthly investments
- Book-entry share ownership
- Direct deposit of dividends

Form 10-K

Upon written request, we will provide without charge a copy of our Form 10-K for the fiscal year ended December 31, 2011. Requests should be directed to:

Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Our Form 10-K is also available on our website at www.pfizer.com.

EXECUTIVE LEADERSHIP TEAM

Ian C. Read	Chairman of the Board and Chief Executive Officer
Olivier Brandicourt, M.D.	President and General Manager, Primary Care
Frank A. D'Amelio	Executive Vice President, Business Operations and Chief Financial Officer
Mikael Dolsten, M.D., Ph.D.	President, Worldwide Research and Development
Geno J. Germano	President and General Manager, Specialty Care and Oncology
Charles H. Hill	Executive Vice President, Worldwide Human Resources
Douglas M. Lankler	Executive Vice President, Chief Compliance and Risk Officer
Freda C. Lewis-Hall, M.D.	Executive Vice President, Chief Medical Officer
Kristin C. Peck	Executive Vice President, Worldwide Business Development and Innovation
Cavan M. Redmond	Group President, Animal Health, Consumer Healthcare and Corporate Strategy
Amy W. Schulman	Executive Vice President and General Counsel; President and General Manager, Nutrition
David S. Simmons	President and General Manager, Emerging Markets and Established Products
Sally Susman	Executive Vice President, Policy/External Affairs/Communications

DIRECTIONS to
Westin Governor Morris
2 Whippany Road
Morristown, New Jersey 07960

From Newark Liberty International Airport:

- Exit the airport and follow signs for I-78 West and stay on for approximately 8.5 miles
- Take to Exit 48 for Route 24
- Stay on Route 24 West for approximately 9 miles
- Take to Exit 1A for Whippany Road towards Morristown
- Travel for approximately 1 mile to the hotel
- The hotel will be on the right

From Points North:

- Take I-287 South to Exit 37 (Route 24 East)
- Follow Route 24 East to Exit 2A (Columbia Turnpike)
- Exit the ramp and continue through 5 traffic lights
- The hotel will be on the left

From Points South:

- Take I-287 North to Exit 36A (Morris Avenue)
- Stay in the right lane, and the road will bear to the right. Immediately after that curve, take the first left (Lindsay Drive)
- The hotel will be on the left

From Points East:

- Travel West on Route 24 and take Exit 2A to Route 510 (Columbia Turnpike)
- Go straight through the first traffic light and continue to the end of Columbia Turnpike
- Go straight through the light to the hotel entrance on the left

From Points West:

- Take I-78 East to I-287 North
- Exit 36A (Morris Avenue) and bear right
- Turn left onto Lindsay Avenue
- The hotel will be on the left

From Route 80 East/West, George Washington Bridge, NE Pennsylvania:

- Follow to Exit 43. Choose I-287 South
- Follow Signs for I-287 (South-Exit 37) Route 24 East
- Follow to the first Exit 2A, Columbia Turnpike
- Follow straight through the next 5 traffic lights and the hotel will be on the left side


Pfizer

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Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755
(212) 733-2323
www.pfizer.com